CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

As confidentially submitted to the Securities and Exchange Commission on August 8, 2019

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Greenseer Holdings Corp.

(Exact name of registrant as specified in its charter)

Delaware	7372	84-2467341
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2821 Mission College Blvd.

Santa Clara, CA 95054

(866) 622-3911

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Christopher Young

Chief Executive Officer

Greenseer Holdings Corp.

2821 Mission College Blvd.

Santa Clara, CA 95054

(866) 622-3911

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas Holden Ropes & Gray LLP 3 Embarcadero Center San Francisco, CA 94111-4006 (415) 315-6300	Michael Berry Chief Financial Officer Greenseer Holdings Corp. 2821 Mission College Blvd. Santa Clara, CA 95054 (866) 622-3911	Katharine Martin Andrew Hill Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, $0.001 par value per share	$	$

(1)	Includes shares of Class A common stock that may be sold if the underwriters’ option to purchase additional shares is exercised.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated             , 2019

PRELIMINARY PROSPECTUS

             SHARES

Greenseer Holdings Corp.

CLASS A COMMON STOCK

$             per share

This is the initial public offering of shares of Class A common stock of Greenseer Holdings Corp. We are selling              shares of our Class A common stock. We currently expect the initial public offering price to be between $        and $        per share.

Prior to this offering, there has been no public market for shares of our Class A common stock. We intend to apply for listing of our Class A common stock on          (the “Exchange”) under the symbol “MCFE”.

We have two classes of authorized common stock: the Class A common stock offered hereby and Class B common stock, each of which is entitled to one vote per share.

Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the Exchange. See “Management—Board Composition and Director Independence.”

Investing in our Class A common stock involves risk. See “Risk Factors” beginning on page 20.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriters” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than             shares of our Class A common stock, we have granted the underwriters the option to purchase up to              additional shares of our Class A common stock at the initial public offering price less the underwriting discount within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our Class A common stock to our investors on or about                     .

MORGAN STANLEY	BofA MERRILL LYNCH	CITIGROUP	J.P. MORGAN

                    ,

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Through and including     , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we nor the underwriters have authorized anyone to provide you with different information, and neither we nor the underwriters take responsibility for any other information others may give you. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

For investors outside of the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and observe any restrictions relating to, this offering of the shares of our Class A common stock and the distribution of this prospectus and any such free writing prospectus outside of the United States.

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CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

BASIS OF PRESENTATION

Unless the context requires otherwise, references in this prospectus to the “Company,” “we,” “us,” “our,” and “McAfee” (i) for periods through April 3, 2017, refer to the McAfee cybersecurity business, which operated as a part of a business unit of Intel, (ii) for periods from April 4, 2017 to prior to giving effect to the Reorganization Transactions described under “The Reorganization Transactions,” refer to Foundation Technology Worldwide LLC and its subsidiaries, and (iii) after giving effect to the Reorganization Transactions, refer to Greenseer Holdings Corp. and its consolidated subsidiaries. The financial results of Foundation Technology Worldwide LLC and its subsidiaries will be consolidated in the financial statements of Greenseer Holdings Corp. following this offering. We have not included the historical financial statements of Greenseer Holdings Corp. in this prospectus because Greenseer Holdings Corp. has engaged to date only in activities in contemplation of this offering and has had no operations or assets prior to the completion of the Reorganization Transactions. Following the completion of this offering, Greenseer Holdings Corp. will be a holding company, and its principal asset will be common units of Foundation Technology Worldwide LLC (“LLC Units”), all of which will be held directly or indirectly through holding companies. Accordingly, following the completion of this offering, we intend to include the financial statements of Greenseer Holdings Corp. in our periodic reports and other filings as required by applicable law and the rules and regulations of the Securities and Exchange Commission (the “SEC”). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

This prospectus also includes unaudited consolidated pro forma financial information in order to reflect, on a pro forma basis, the impact of the Reorganization Transactions and as further adjusted for this offering, on the historical financial information of Foundation Technology Worldwide LLC and its subsidiaries. See “Unaudited Pro Forma Consolidated Financial Information.”

As used in this prospectus:

•	“fiscal 2014,” “fiscal 2015,” and “fiscal 2016” refer to the fiscal years of the Predecessor Business ended December 27, 2014, December 26, 2015, and December 31, 2016, respectively;

•

“combined year 2017” refers to the combined periods of the Predecessor Business from January 1, 2017 through April 3, 2017 (Predecessor) and of Foundation Technology Worldwide LLC from April 4, 2017 through December 30, 2017 (Successor);

•	“fiscal 2018” refers to the fiscal year of Foundation Technology Worldwide LLC and its subsidiaries ended December 29, 2018 (Successor);

•	“fiscal 2019” refers to our fiscal year ended December 28, 2019;

•	“Intel” refers to Intel Corporation;

•	“Predecessor Business” refers to the McAfee cybersecurity business, as operated as a part of a business unit of Intel, through April 3, 2017;

•	“Reorganization Transactions” refers to the reorganization transactions that are described under “The Reorganization Transactions;”

•

“Sponsor Acquisition” refers to: (i) the conversion of McAfee, Inc., which was then a part of a business unit of Intel, into a limited liability company, McAfee, LLC, (ii) the contribution of McAfee, LLC to Foundation Technology Worldwide LLC, a wholly-owned subsidiary of Intel, (iii) the transfer on April 3, 2017, by Intel and its subsidiaries of assets and liabilities of the Predecessor Business not already held through Foundation Technology Worldwide LLC to Foundation Technology Worldwide LLC, and (iv) the acquisition on April 3, 2017, by our Sponsors and certain co-investors of a majority stake in Foundation Technology Worldwide LLC immediately thereafter, following which our Sponsors and certain of their co-investors owned 51.0% of the common equity interests in Foundation Technology Worldwide LLC, with Intel and certain of its affiliates retaining the remaining 49.0% of the common equity interests.

ii

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

•	“Sponsors” refers to investment funds affiliated with TPG Global, LLC (“TPG”) and Thoma Bravo, LLC (“Thoma Bravo”), respectively; and

•	“Successor Business” refers to Foundation Technology Worldwide LLC on and after April 4, 2017;

iii

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our Class A common stock, and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and our financial statements and the related notes, before deciding to purchase shares of our Class A common stock.

OUR PLEDGE

We dedicate ourselves to keeping the world safe from cyberthreats. Threats that are no longer limited to the confines of our computers but are prevalent in every aspect of our connected world. We will not rest in our quest to protect the safety of our families, our communities, and our nations.

— On the walls of McAfee campuses worldwide and signed by employees

OVERVIEW

McAfee has been a pioneer and leader in the business of protecting enterprises, governments, and consumers from cyberattacks for more than 30 years. Whether defending many of the world’s largest enterprises and governments from increasingly sophisticated attacks and nation-state threats or ensuring the safety and peace of mind of a consumer that is increasingly living her life online, McAfee is singularly committed to one mission: to protect all that matters through leading-edge cybersecurity.

We believe that we have a differentiated ability to protect enterprises, governments, and consumers against cyberthreats by using the threat intelligence, tools, and capabilities we have acquired and refined over the last 30 years. On an average day, our global threat intelligence network responds to nearly 50 billion threat queries and identifies 500,000 new threats across device, network, gateway, and cloud domains. We analyze threats by leveraging artificial intelligence, machine learning, deep learning, and the telemetry from one billion threat sensors to enable complex threat detection and response algorithms that correlate events, detect new threats, reduce false positives, automate and prioritize incident response, and guide analysts through remediation. We help enterprises and governments manage adversarial threats through our ePolicy Orchestrator (“ePO”), an industry-leading management console, which offers a single-pane-of-glassview into complex security environments with centralized policy orchestration and automated threat response. Our differentiated ability to detect, analyze, and manage threats enriches our entire product portfolio.

We built our cybersecurity product portfolio through a deep, rich history of innovation and have established a leading brand. Enterprises, governments, and consumers today require cybersecurity solutions that are cutting-edge, holistic, and easy-to-use. Our device-to-cloud strategy aims to automate and orchestrate cybersecurity across devices and heterogeneous, multi-cloud enterprise IT environments and provide comprehensive protection across a customer’s digital footprint. For enterprises and governments, the infrastructure required to scale and maintain a large operation is shifting to the cloud and requires an increasing number of disparate software and applications to support all business functions. Sensitive data for enterprises and governments has spread across an expanding attack surface, and our enterprise platform is designed to protect data and defend against threats from the device to the cloud. Similarly, for today’s consumers, a constantly connected digital lifestyle leaves a footprint of sensitive data across an increasing number of devices and cloud environments, broadening consumer exposure to risk. Our consumer portfolio includes products designed to secure personal computers and mobile and household IoT devices and protect identities and privacy. Throughout our 30-year history, consumers have turned to McAfee as a trusted name in cybersecurity.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Our enterprise business protects many of the largest enterprises and governments around the world, including 75%, 69%, and 63% of Fortune 100, Fortune 500, and Global 2000 firms, respectively, as of March 30, 2019. We primarily engage our enterprise customers with our direct sales force, while mid-market customers generally conduct their business through our channel partners. For consumers, we have a number of longstanding partnerships, including with many of the leading PC OEMs on an exclusive basis, as well as one of the top smartphone manufacturers. Through these relationships, our consumer security software is pre-installed on millions of devices on a trial basis until conversion to a paid subscription. Our consumer go-to-market channel also consists of partners that include some of the largest electronics retailers and service providers globally. We operate a global business, with 48% of our fiscal 2018 annual net revenue earned outside of the United States.

In 2011, McAfee was acquired by Intel and operated as a part of a business unit of Intel. Beginning in 2015, we commenced the rationalization of our portfolio by divesting our network firewall, email, and vulnerability management businesses to commit our focus and resources to products that align with our device-to-cloud strategy. In 2017, our Sponsors acquired a controlling interest in us to optimize growth, focus, and innovation, which accelerated our transformational journey. In 2018, we completed our acquisitions of Skyhigh, a leader in Cloud Access Security Broker (“CASB”), and TunnelBear, a consumer VPN provider, which we believe are critical steps in adding key competencies in high-growth verticals within the cybersecurity market. During 2018, we also launched MVISION, the cloud-native family of our platform that offers threat defense, management, automation, and orchestration across devices, networks, clouds (Infrastructure-as-a-Service (“IaaS”), Platform-as-a-Service (“PaaS”), and Software-as-a-Service (“SaaS”)), and on-premises environments. Our investments have reinforced our market leadership, and we intend to continue innovating to protect our customers.

In addition to our focus on innovation and investing in growth areas, we have made multiple operational changes designed to increase efficiency and adapt to the changing marketplace. In conjunction with our separation from Intel in April 2017, we embarked on our McAfee Acceleration Program (“MAP”) to reduce overhead costs and reallocate our resources to achieve better operational performance. As a result, we have reinvested in several areas aimed at driving higher growth and improved efficiency in our product delivery and go-to-market strategies. Examples of these operational improvements include the following:

•

We invested in additional headcount and outside resources in our consumer business to drive better activation-to-pay ratios, resulting in an increase of 88% in our activation-to-pay ratio for our anti-malware product from the first quarter of the combined year 2017 to the first quarter of fiscal 2019

•	We implemented customer support initiatives to promote effective self-service solutions and improve support service efficiency

•	We have implemented and will continue to execute on plans to consolidate our facilities and optimize data center infrastructure to drive lower operational costs

Since the Sponsor Acquisition, our financial performance has been characterized by the following, including increasing Adjusted EBITDA margins, and strong free cash flow:

•	Net revenue was $2,409 million in fiscal 2018 and $637 million in the 13 weeks ended March 30, 2019

•	Adjusted net revenue was $2,545 million in fiscal 2018 and $653 million in the 13 weeks ended March 30, 2019

•	Net loss was $512 million in fiscal 2018 and $67 million in the 13 weeks ended March 30, 2019

•	Net loss margin was 21.3% in fiscal 2018 and 10.5% in the 13 weeks ended March 30, 2019

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

•	Adjusted EBITDA was $644 million in fiscal 2018 and $199 million in the 13 weeks ended March 30, 2019

•	Adjusted EBITDA margin increased to 25.3% in fiscal 2018 and 30.5% in the 13 weeks ended March 30, 2019

•	Net cash provided by operating activities was $319 million in fiscal 2018 and $95 million in the 13 weeks ended March 30, 2019

•	Free cash flow was $257 million in fiscal 2018 and $80 million in the 13 weeks ended March 30, 2019

•	Free cash flow margin was 10.1% in fiscal 2018 and 12.3% in the 13 weeks ended March 30, 2019

•	We have predictable revenue streams, with recurring revenue percentage of 83% in fiscal 2018

See “Selected Consolidated and Combined Financial and Other Data—Non-GAAP Financial Measures” for a description of adjusted net revenue, adjusted EBITDA, and free cash flow, and a reconciliation of these measures to the nearest financial measure calculated in accordance with generally accepted accounting principles (“GAAP”).

Since the Sponsor Acquisition, our financial performance is supported by our consistent operational success, as demonstrated by the following:

•

A diverse and loyal customer base of 4,025 core enterprise customers, which we define as any active enterprise customer that has a quarterly annualized value of support and subscription (“AVS”) over $25,000, with our 250 largest customers having an average of seven products with us and an average tenure of 18 years, in each case as of March 30, 2019

•	A leading consumer franchise with over 530 million endpoints protected worldwide as of July 26, 2019

•

Recognized leadership positions in multiple market segments, including Endpoint Security, CASB, and Security Information and Event Management (“SIEM”), and recognition as an Editor’s Choice in PC Magazine 29 times, among numerous other industry accolades

We succeed with our products and our values. Our employees are committed to defending many of the world’s largest enterprises and governments and hundreds of millions of consumers from insidious cyberthreats. We are dedicated to protecting data and defending against threats, from device to cloud. We respect our legacy and embrace our future—where we are committed to continuing to put our customer at the core, innovate without fear, achieve excellence with speed and agility, play to win, and practice inclusive candor and transparency. While our pledge is our calling, these values are our compass.

INDUSTRY BACKGROUND

The number, sophistication, and severity of attacks are increasing. Cyberattacks have evolved from rudimentary malware into highly sophisticated, organized, and large-scale attacks by malicious insiders, criminal syndicates, and nation-states seeking to exploit vulnerabilities and compromise data.

Increasing use of cloud and mobile and the consumerization of IT expands the attack surface. The proliferation of cloud computing, cloud-based applications, and unmanaged personal devices in the workplace is redefining the enterprise network and constraining traditional enterprise defenses. As devices proliferate and boundaries dissolve, organizations are losing visibility and control of data in their environment.

Data and systems are increasingly interdependent and must be protected from adversaries exploiting one to compromise the other. In today’s connected world, data and systems are increasingly interdependent.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Both must be protected against sophisticated adversaries looking to exploit one to compromise the other. Data inside of a compromised system is at risk for exploitation. At the same time, stolen or weaponized data can be used to manipulate a system. Data protection and threat defense are the critical pillars needed to protect against these converging threats.

Shift to the cloud and IoT alters the control point for modern IT architectures. IDC expects that spending on cloud IT infrastructure will grow steadily and will sustainably exceed the level of spending on traditional IT infrastructure in 2020 and beyond. According to Gartner, around 10% of enterprise-generated data is currently created and processed outside a traditional centralized data center. By 2025, Gartner predicts this figure will reach 75%(5). With this shift, data center and cloud architectures will become more decentralized, requiring enhanced security at the cloud edge.

The challenging enterprise IT environment has spawned the development of SecOps. Many organizations struggle to efficiently and effectively maintain their security posture across an increasingly challenging IT environment. This has spawned the development of SecOps, or the ecosystem of people, processes, and technology that is associated with the management of IT security risks, threats, and incidents. Modern SecOps professionals face the following challenges:

•

Global cybersecurity talent shortage. Several million cybersecurity jobs will go unfilled in the next few years. According to (ISC)[2], as of October 2018, approximately 2.93 million additional professionals are needed to adequately defend against cyberattacks worldwide.

•	Escalating consequences of a breach and regulatory noncompliance. According to Ponemon, the average cost of a data breach in 2019 was $3.92 million, up 12% over the past five years.

•

Vendor fatigue. According to 451 Research, the complexity of the security landscape has rapidly expanded with the number of cybersecurity vendors currently reaching over 2,000. Enterprises have been adopting point solutions, and many enterprises use over 50 distinct security products today.

•

Overwhelming volume of alerts. According to the Enterprise Strategy Group (“ESG”), more than one-third of cybersecurity professionals surveyed identify their top incident response challenge as “keeping up with the volume of alerts.”

The consumer digital lifestyle requires holistic, accessible cybersecurity solutions. Consumers face similar fundamental challenges to enterprises with an expanding attack surface and an increasing volume of attacks. As consumers leave a digital footprint of sensitive data across devices and cloud environments, their attack surface expands, exposing them to increasing risk.

There is a need for integrated device-to-cloud cybersecurity solutions that secure enterprises, governments, and consumers in a connected world that offer the following:

•

Data protection and threat defense for heterogeneous, multi-cloud IT environments. Organizations are also seeing a significant rise in diversity of devices, including PCs, mobile devices, servers, and IoT. While heterogeneous, multi-cloud IT environments and diversity of devices offer operational advantages to enterprises, they also create new points of attack due to their connectivity with business-critical data.

•	Automation, orchestration, and management capabilities. Organizations suffer complexity in their cybersecurity environment, with multiple vendors and products and an abundance of alerts.

•

Open architecture that allows for integration with new and existing cybersecurity products. Organizations require an open architecture that enables seamless threat intelligence sharing and incident response in multivendor environments to contain a threat once it has been detected.

CONFIDENTIAL TREATMENT REQUESTED BY

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•

Integrated consumer protection powered by seamless digital experience. Consumers have an increasingly expanding digital presence with multiple devices accessing various online services that require authentication, privacy, and a secure digital experience, necessitating an integrated solution that meets their security and identity protection needs.

•

Comprehensive threat intelligence leveraging a unique global sensor network. In an enterprise environment with an increasingly dissolving perimeter, the line between consumer and enterprise threat vectors is blurring.

KEY BENEFITS OF OUR SOLUTION

We protect enterprises, governments, and consumers with our differentiated ability to detect, analyze, and manage responses to adversarial threats. Our customers trust us to protect and defend their most important data and systems, whether it is on a device or in the cloud.

•

Our solutions protect data and defend against threats in heterogeneous multi-cloud environments. Our MVISION Cloud is designed to secure employees working on enterprise cloud services such as Office 365, Salesforce, Box, and Slack. MVISION Cloud is designed to protect data across the full spectrum of sanctioned and unsanctioned cloud environments (SaaS, PaaS, and IaaS) and is consistently named as a leader by major independent analyst firms (IDC and Forrester).

•

Our solutions protect data and defend against threats across device environments. We enable organizations to protect data and defend against threats across PCs, mobile devices, servers, and the enterprise IoT. Our endpoint solutions combine threat intelligence with advanced analytics technologies (including machine learning), support data loss prevention (“DLP”) and application control, and offer encryption of data across heterogeneous device environments (including multiple PC operating system platforms, removable media, and servers).

•

Our solutions provide integrated threat defense, from device to cloud. We complement our cloud and endpoint security solutions with our secure web gateway and DLP solutions to provide comprehensive threat detection and data protection from device to cloud with unified policy control and centralized management and incident reporting. We provide customers the ability to easily extend on-premise data policies to multi-cloud environments to secure data wherever it travels or resides and prevent the risk of data loss. Additionally, our centralized management and reporting capabilities give customers visibility to potential threats and/or incidents of noncompliance.

•

Our solutions emphasize automation, orchestration, and superior management. Our ePO, an industry-leading management console, offers a single-pane-of-glass view into complex security environments with centralized policy orchestration and automated threat response. Our SIEM product collects, processes, and correlates billions of log events in minutes to prioritize alerts. McAfee has been named a leader in the Gartner Magic Quadrant for Security Information and Event Management for eight consecutive years.(4) Our Endpoint Detection and Response (“EDR”) uses artificial intelligence to triage alerts for first responders and accelerate threat investigations through automated playbooks.

•

Our platform is open, allowing seamless integration and threat intelligence sharing with other vendors’ products. We emphasize openness in our platform, supported by one of the industry’s largest threat intelligence message fabrics, a broad ecosystem of cybersecurity providers committed to delivering pre-integrated solutions, and a rich set of API integrations to secure multiple cloud environments (SaaS, PaaS, and IaaS).

•	Our consumer portfolio offers a comprehensive and convenient suite of security solutions to protect consumers across their digital footprint. Our award-winning products are designed to meet

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consumers’ anti-malware, identity, and privacy needs. Our portfolio of consumer products protects devices used by hundreds of millions of consumers around the globe.

•

Our solutions are supported by our global threat intelligence network, which is bolstered by artificial intelligence, machine learning, and deep learning to increase the efficacy and efficiency of threat detection, response, and remediation. Enterprises, governments, and consumers all benefit from shared technology and security analytics to improve the efficacy of our products. Our portfolio leverages one billion telemetry sensors across multiple domains (device, network, gateway, and cloud) that feed our threat intelligence and insights engines. Our global threat intelligence engine responds to nearly 50 billion threat queries and identifies more than 500,000 new threats each day.

MARKET OPPORTUNITY

According to IDC, our total addressable market, comprised of endpoint, web/CASB, SIEM, intrusion detection and prevention (“IDP”), and consumer endpoint security is $21.5 billion in 2019, and is projected to grow at a five-year compound annual growth rate (“CAGR”) of 7.0% and reach $26.3 billion in 2022. According to IDC, the addressable enterprise security market addressed by our solutions is expected to reach nearly $16.5 billion in 2019, growing at a CAGR of 8.7% through 2022. The “addressable enterprise security market” represents revenue from four markets (web security, SIEM, network security, and corporate endpoint). According to IDC, the global consumer endpoint security market addressed by our solutions is expected to reach nearly $5.0 billion in 2019 and grow to $5.1 billion in 2022.

COMPETITIVE STRENGTHS

Our competitive strengths include:

•

Integrated data protection with threat defense. In order to counter sophisticated threats in a connected world where data and systems are interdependent and where adversarial tactics may be agnostic in exploiting either, we believe we are one of the few scaled vendors that has integrated data protection and threat defense capabilities into technologies and products across our portfolio, which spans devices, networks, gateways, and cloud environments.

•	Device-to-cloud platform that protects across heterogeneous devices and IT infrastructures. Our device-to-cloud capabilities are evidenced by our leadership in endpoint, cloud, and secure web gateway.

•

Pioneer and market leader in both consumer and enterprise segments with an established brand. We are a globally recognized leader in cybersecurity. McAfee was recognized by Gartner as a leader in CASB (2018)(3) and SIEM (2018)(4). We have also been recognized as an Editor’s Choice in PC Magazine 29 times and have won numerous other industry awards.

•

One of the largest threat intelligence networks, powered by one of the leading consumer and enterprise franchises. Founded more than 30 years ago, we have an established track record of cybersecurity industry leadership, including servicing many of the world’s largest enterprises, governments, and hundreds of millions of consumers worldwide. Our status as a market leader in endpoint security helps drive our differentiated data security asset of over one billion threat telemetry sensors deployed across the globe.

•

Open architecture supported by one of the industry’s largest security ecosystems and one of the largest open messaging fabrics. Our open architecture enables us to compete through collaboration, allowing us to harness our own capabilities and those of other providers to defend our customers against sophisticated adversaries.

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•

Differentiated go-to-market strategy. Our ability to establish strong long-term enterprise customer relationships provides us with a unique opportunity to cross-sell and upsell products to our existing Global 2000 customer base. For consumers, we have longstanding exclusive partnerships with many of the leading PC OEMs, as well as a partnership with one of the top smartphone manufacturers, in which our consumer security software is pre-installed on devices on a trial basis until conversion to a paid subscription owned by McAfee, or expiration.

•

Blue chip customer base with a long history of partnership. We defend many of the largest enterprises as well as governments globally. Our customer base included 75%, 69%, and 63% of Fortune 100, Fortune 500, and Global 2000 firms, respectively, as of March 30, 2019. As of March 30, 2019, our 250 largest customers had an average of seven products with us and an average tenure of 18 years, while our 2,500 largest customers had an average of four products with us. We believe this represents a large cross-sell and up-sell opportunity into our existing customer base.

•

Experienced management team with deep security expertise. Our management team has extensive device, network, gateway, and cloud expertise, with a proven track record of growing and running businesses at scale.

OUR GROWTH STRATEGY

Our strategy is to maintain and extend our technology leadership in device-to-cloud cybersecurity solutions for enterprises, governments, and consumers. The following are key elements of our growth strategy:

•

Continue to innovate and enhance our device-to-cloud security platform and product portfolio. We plan to continue investing in new product innovation while continuing to unify policy control and management to help protect data wherever it resides or travels and defend against threats across multiple domains.

•

Focus on winning in cloud security to further enhance our device-to-cloud platform. We plan to continue to extend our cloud capabilities across our entire portfolio of enterprise and consumer solutions to further advance our market leading position in cloud security and help both new and existing customers harness the power of our cloud-enabled unified security platform.

•

Continue to leverage our strength as a trusted cybersecurity brand to increase sales from new and existing customers. We believe we have one of the most trusted brands in security, and as our portfolio of products continues to expand, we believe this represents an opportunity to leverage our technology leadership positions in endpoint, data, and cloud security to upsell and cross-sell a wide range of additional products and services by offering an integrated platform that provides our customers with a streamlined path to the latest innovations in cybersecurity.

•

Invest in new and existing routes to market. We will continue to invest in our existing sales force, opportunities to enhance our brand recognition to extend our reach through original equipment manufacturers (“OEMs”), Internet service providers (“ISPs”), and other channel partners.

•

Harness the power of artificial intelligence and leverage our security data assets to deliver advanced cybersecurity insights. We believe there is a significant opportunity to commercialize the data insights developed through our differentiated security data asset of over one billion telemetry threat sensors.

•

Continue to pursue targeted acquisitions. We intend to continue making targeted acquisitions and believe we are uniquely positioned to successfully execute on our acquisition strategy by leveraging our scale, global reach, and routes to market, brand recognition, and data assets.

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SUMMARY RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus, and, in particular, you should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our Class A common stock. Among these important risks are the following:

•	our ability to predict our results of operations, which may fluctuate significantly;

•	changing customer requirements or industry and market developments;

•	the high level of competition in our industry;

•	our ability to retain customers and to expand sales of our solutions to them;

•	actual or perceived defects, errors, or vulnerabilities in our solutions or an actual or perceived failure to identify, prevent, or block cyberattacks;

•	a failure to adapt our product and service offerings to changing customer demands or a lack of customer acceptance of new or enhanced solutions;

•	risks related to sales to government entities;

•	attracting, training, motivating, and retaining senior management and other qualified personnel;

•	business, economic, regulatory, political, and other risks related to our international operations;

•	our substantial indebtedness, which could adversely affect our financial condition;

•	our Sponsors’ and Intel’s significant influence over us and our status as a “controlled company” under the rules of ; and

•	the other factors identified under the heading “Risk Factors” beginning on page 20 of this prospectus.

SPONSOR ACQUISITION

Through April 3, 2017, the McAfee cybersecurity business, which we refer to as the Predecessor Business, was operated as a part of a business unit of Intel. Also prior to April 3, 2017, McAfee, Inc., which was then a wholly-owned subsidiary of Intel, was converted into a limited liability company, McAfee, LLC. Following such conversion, Intel contributed McAfee, LLC to Foundation Technology Worldwide LLC, a wholly-owned subsidiary of Intel. On April 3, 2017, Intel and its subsidiaries transferred assets and liabilities of the Predecessor Business not already held through Foundation Technology Worldwide LLC to Foundation Technology Worldwide LLC. Immediately thereafter on April 3, 2017, our Sponsors and certain of their co-investors acquired a majority stake in Foundation Technology Worldwide LLC, which we refer to, collectively, as the Sponsor Acquisition. Following the Sponsor Acquisition, our Sponsors and certain of their co-investors owned 51.0% of the common equity interests in Foundation Technology Worldwide LLC, with Intel and certain of its affiliates retaining the remaining 49.0% of the common equity interests. We have operated as a standalone company at all times following the Sponsor Acquisition.

SUMMARY OF THE REORGANIZATION TRANSACTIONS AND OUR STRUCTURE

Our business is conducted through Foundation Technology Worldwide LLC and its subsidiaries. Our existing equity owners consist of holders of LLC Units of Foundation Technology Worldwide LLC (the “Continuing LLC Owners”). Greenseer Holdings Corp. was formed for the purpose of this offering and to date has engaged only in activities in contemplation of this offering.

This offering is being conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public

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offering. The Up-C structure can allow existing owners of a partnership or limited liability company to continue to realize the tax benefits associated with their ownership of an entity that is treated as a partnership for income tax purposes following an initial public offering, and provides potential tax benefits and associated cash flow to both the issuer corporation and the existing owners of the partnership or limited liability company.

In connection with the Reorganization Transactions described under the heading “The Reorganization Transactions” elsewhere in this prospectus, the limited liability company agreement of Foundation Technology Worldwide LLC will be amended and restated, and Greenseer Holdings Corp. will become the sole managing member of Foundation Technology Worldwide LLC. Greenseer Holdings Corp. will then issue to the Continuing LLC Owners one share of our Class B common stock for each LLC Unit held by the Continuing LLC Owners. The shares of Class B common stock have no economic rights but entitle the holder to one vote per share on matters presented to stockholders of Greenseer Holdings Corp.

We and the Continuing LLC Owners will also enter into an exchange agreement under which the Continuing LLC Owners will have the right, from time to time and subject to the terms of the exchange agreement, to exchange one or more of their LLC Units, together with the corresponding shares of Class B common stock, for (1) shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications, and other similar transactions and (2) payments of additional amounts pursuant the tax receivable agreement.

Immediately following this offering, after giving effect to the Reorganization Transactions, Greenseer Holdings Corp. will be a holding company, and its sole material asset held directly or through wholly-owned subsidiaries will be its equity interest in Foundation Technology Worldwide LLC. As the direct or indirect sole managing member of Foundation Technology Worldwide LLC, Greenseer Holdings Corp. will operate and control all of the business and affairs of Foundation Technology Worldwide LLC and, through Foundation Technology Worldwide LLC and its subsidiaries, conduct our business. Accordingly, although we will have a minority economic interest in Foundation Technology Worldwide LLC, we will have the sole voting interest in, and control the management of, Foundation Technology Worldwide LLC. As a result, Greenseer Holdings Corp. will consolidate Foundation Technology Worldwide LLC in its consolidated financial statements and will report a non-controlling interest related to the LLC Units held by the Continuing LLC Owners in our consolidated financial statements.

OUR SPONSORS

TPG. TPG is a leading global alternative asset firm founded in 1992 with approximately $109 billion of assets under management as of March 31, 2019 and offices in Austin, Beijing, Boston, Dallas, Fort Worth, Hong Kong, Houston, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, San Francisco, Seoul, and Singapore. TPG’s investment platforms are across a wide range of asset classes, including private equity, growth equity, real estate, credit, public equity, and impact investing. TPG aims to build dynamic products and options for its investors while also instituting discipline and operational excellence across the investment strategy and performance of its portfolio. TPG has extensive technology expertise with investments that have included C3 IoT, Domo, Ellucian, Expanse, GreenSky, GuardiCore, IQVIA, Kaseya, LLamasoft, Tanium, Wellsky, Wind River, and Zscaler.

Thoma Bravo. Thoma Bravo is a leading investment firm building on a more than 35-year history of providing capital and strategic support to experienced management teams and growing companies. Thoma Bravo has invested in many fragmented, consolidating industry sectors in the past, but has become known particularly for its history of successful investments in the application, infrastructure, and security software and technology-enabled services sectors, which have been its investment focus for more than 15 years. Thoma Bravo manages a series of investment funds representing more than $30 billion of capital commitments.

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CORPORATE INFORMATION

Greenseer Holdings Corp. was formed in Delaware on July 19, 2019. Our principal executive offices are located at 2821 Mission College Blvd., Santa Clara, CA 95054, and our telephone number is (866) 622-3911. Our Internet website is www.mcafee.com. The information on, or that can be accessed through, our website and the other websites that we present in this prospectus is not part of this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our Class A common stock.

Channels for Disclosure of Information

Investors, the media, and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission, or the SEC, the investor relations page on our website (www.mcafee.com), press releases, public conference calls, and public webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

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THE OFFERING

Issuer in this offering	Greenseer Holdings Corp.

Class A common stock offered by us	shares

Underwriters’ option to purchase additional shares of Class A common stock from us	shares

Class A common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) from us.

Class B common stock to be outstanding after this offering

             shares. In connection with this offering, shares of our Class B common stock will be issued in connection with, and in equal proportion to new LLC Units held by the Continuing LLC Owners. Each LLC Unit of Foundation Technology Worldwide LLC, together with a share of our Class B common stock, will be exchangeable for one share of Class A common stock, as described under “The Reorganization Transactions—The Reorganization Transactions—Exchange Agreement.”

Voting power held by holders of Class A common stock after giving effect to this offering	%

Voting power held by holders of Class B common stock after giving effect to this offering	%

Voting rights	Following the Reorganization Transactions, holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law or as otherwise provided by our certificate of incorporation. Each share of Class A common stock and Class B common stock will entitle its holder to one vote per share on all such matters. See “Description of Capital Stock.”

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $         million, or approximately $         million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions.

We intend to contribute the net proceeds from this offering to Foundation Technology Worldwide LLC in exchange for LLC Units. Foundation Technology Worldwide LLC will pay the unpaid expenses of this

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offering, which we estimate will be $ in the aggregate. We intend to cause Foundation Technology Worldwide LLC use the remainder of the net proceeds from the offering for working capital and other general corporate purposes, including the acquisition of, or investment in complementary products, technologies, solutions, or business, although we have no present commitments or agreements to enter into any acquisitions or investments. See “Use of Proceeds.”

Dividend policy

We do not currently intend to pay dividends on our Class A common stock. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Any future determination to pay dividends to holders of common stock will be at the sole discretion of our board of directors and will depend upon many factors, including general economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and any other factors that our board of directors may deem relevant. See “Dividend Policy.”

Immediately following this offering, Greenseer Holdings Corp. will be a holding company, and its principal asset (directly or through holding companies) will be a controlling equity interest in Foundation Technology Worldwide LLC. If Greenseer Holdings Corp. decides to pay a dividend on our Class A common stock in the future, it would likely need to cause Foundation Technology Worldwide LLC to make distributions to Greenseer Holdings Corp. in an amount sufficient to cover such dividend. If Foundation Technology Worldwide LLC makes such distributions to Greenseer Holdings Corp., the other holders of LLC Units will be entitled to receive pro rata distributions.

Currently, the provisions of our Senior Secured Credit Facilities place certain limitations on the amount of cash dividends we can pay. See “Description of Certain Indebtedness.”

Controlled Company	Upon the completion of this offering, our Sponsors and Intel will control approximately % of the combined voting power of our outstanding common stock. As a result, we will be a “controlled company” under the corporate governance standards.

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Under these standards, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance standards.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our Class A common stock.

Exchange symbol	“MCFE”

Unless otherwise indicated, the number of shares of Class A common stock to be outstanding after this offering is based on              shares of Class A common stock outstanding immediately following the Reorganization Transactions and excludes the following:

•	shares of Class A common stock issuable upon exchange or redemption of LLC Units, together with corresponding shares of Class B common stock;

•	shares of Class A common stock issuable upon exercise of outstanding awards under our equity incentive plans as of at a weighted average exercise price of $ per share of Class A common stock;

•	shares of Class A common stock reserved for future issuance under our equity incentive plans as of ; and

•	shares of Class A common stock authorized for sale under the Employee Stock Purchase Plan (“ESPP”) as of , which will become effective prior to the completion of this offering.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the consummation of the Reorganization Transactions;

•	the adoption of our amended and restated certificate of incorporation and our amended and restated bylaws to be effective upon the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our Class A common stock in this offering.

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SUMMARY CONSOLIDATED AND COMBINED FINANCIAL AND OTHER DATA

The following table sets forth the summary consolidated and combined financial and other data of Foundation Technology Worldwide LLC for the periods presented and at the dates indicated below. Following this offering, Foundation Technology Worldwide LLC will be considered our legal predecessor. For accounting purposes, the terms “Predecessor” or “Predecessor Business” and “Successor” or “Successor Business” used below and throughout this prospectus refer to the periods prior and subsequent to the Sponsor Acquisition on April 3, 2017, respectively.

The summary combined statements of operations data presented below for fiscal 2016 and the period from January 1, 2017 to April 3, 2017 relate to the Predecessor Business and are derived from audited combined financial statements that are included elsewhere in this prospectus. The summary consolidated statements of operations data for the period from April 4, 2017 to December 30, 2017 and fiscal 2018 relate to the Successor Business and are derived from audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated statements of operations data for the 13-week periods ended, and the consolidated balance sheet data as of March 30, 2019, relate to the Successor Business and are derived from unaudited consolidated financial statements that are included elsewhere in this prospectus.

On April 3, 2017, our Sponsors and certain of their co-investors acquired a majority stake in Foundation Technology Worldwide LLC pursuant to the Sponsor Acquisition. Following the Sponsor Acquisition, our Sponsors and certain of their co-investors owned 51.0% of the common equity interests in Foundation Technology Worldwide LLC, with Intel and certain of its affiliates retaining the remaining 49.0% of the common equity interests. Although the period from January 1, 2017 to April 3, 2017 relates to the Predecessor Business and the period from April 4, 2017 to December 30, 2017 relates to the Successor Business, in order to assist in the period to period comparison we have combined these periods as a sum of the amounts without any other adjustments and refer to the combined period as the combined year 2017. This combination does not comply with GAAP or with the rules for pro forma presentation.

Subsequent to the Sponsor Acquisition, we undertook various transformation and restructuring activities to improve cost synergies, customer retention and activation to pay strategies. These activities changed our operations and structure impacting the comparability of our operating results.

We adopted Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers, or ASC Topic 606, on December 31, 2017, using the modified retrospective transition method. Under this method, results for reporting periods beginning on December 31, 2017 are presented in accordance with ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting under ASC Topic 605, Revenue Recognition.

We maintain a 52- or 53-week fiscal year that ends on the last Saturday in December. Fiscal 2016 is a 53-week year starting on December 27, 2015 and ending on December 31, 2016. Period ended April 3, 2017 is a 13-week period starting on January 1, 2017. Period ended December 30, 2017 is a 39-week fiscal period starting on April 4, 2017. Fiscal 2018 is a 52-week year starting on December 31, 2017 and ending on December 29, 2018.

Selected historical consolidated financial data for Greenseer Holdings Corp. has not been provided, as Greenseer Holdings Corp. is a newly incorporated entity and has had no business transactions or other activities to date and no assets or liabilities during the periods presented below.

The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments

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that we consider necessary for a fair presentation of the financial position and results of operations as of and for such periods. Operating results for the periods presented are not necessarily indicative of the results that may be expected in future periods, and operating results for the 13 weeks ended March 30, 2019 are not necessarily indicative of results for the full year. The following information should be read in conjunction with “The Reorganization Transactions,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Information” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	Predecessor		Successor	Combined	Successor	Successor
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	13-Week Period Ended
(in millions except unit and share and per unit and share data)	December 31, 2016			December 30, 2017	December 29, 2018	March 31, 2018	March 30, 2019
Statements of Operations Data
Net revenue	$2,387	$586	$1,490	$2,076	$2,409	$552	$637
Cost of sales(1)	596	163	542	705	840	207	214

Gross profit	1,791	423	948	1,371	1,569	345	423
Operating expenses:
Sales and marketing(1)	890	212	584	796	815	198	193
Research and development(1)	499	127	323	450	406	105	94
General and administrative(1)	206	51	157	208	253	72	59
Amortization of intangibles	193	40	167	207	232	58	58
Restructuring and transition charges	55	66	123	189	36	25	12

Total operating expenses	1,843	496	1,354	1,850	1,742	458	416

Operating income (loss)	(52)	(73)	(406)	(479)	(173)	(113)	7
Interest expense and other, net	(8)	(1)	(159)	(160)	(307)	(75)	(70)
Gain on divestiture	38	—	—	—	—	—	—
Foreign exchange gain (loss), net	(9)	3	(9)	(6)	30	(9)	13

Loss before income taxes	(31)	(71)	(574)	(645)	(450)	(197)	(50)
Provision for income tax expense	64	8	33	41	62	18	17

Net loss	$(95)	$(79)	$(607)	$(686)	$(512)	$(215)	$(67)

Net loss per unit, basic and diluted			$(6.58)		$(5.48)	$(2.31)	$(0.72)
Weighted-average units outstanding, basic and diluted			92.3		93.4	93.1	93.6

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	Predecessor		Successor	Combined	Successor	Successor
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	13-Week Period Ended
(in millions except unit and share and per unit and share data)	December 31, 2016			December 30, 2017	December 29, 2018	March 31, 2018	March 30, 2019

Pro forma net loss per share data:
Pro forma net loss per share, basic and diluted					$		$

Pro forma weighted-average shares of Class A common stock outstanding, basic and diluted

Statements of Cash Flow Data

Net cash provided by (used in):
Operating activities	$211	$(65)	$316	$251	$319	$52		$95
Investing activities	4	(10)	(39)	(49)	(677)	(635)		(15)
Financing activities	(164)	(23)	87	64	459	504		(344)

(1)	Includes equity-based compensation expense as follows:

	Predecessor		Successor	Combined	Successor	Successor
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	13-Week Period Ended
(in millions)	December 31, 2016			December 30, 2017	December 29, 2018	March 31, 2018	March 30, 2019
Cost of sales	$11	$3	$—	$3	$1	$—	$—
Sales and marketing	40	9	3	12	6	2	1
Research and development	34	8	2	10	13	4	3
General and administrative	10	3	3	6	8	2	2

Total stock-based compensation expense	$95	$23	$8	$31	$28	$8	$6

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Consolidated Balance Sheet Data

	As of March 30, 2019
(in millions)	Actual	Pro Forma(1)
Cash and cash equivalents	$199
Working capital(2)	(1,222)
Total assets	5,958
Current and long-term deferred revenue	2,119
Current and long-term debt, net of borrowing costs	4,088
Accumulated deficit	(1,216)
Total equity	(896)

(1)

Pro forma reflects the (i) effect of the Reorganization Transactions (ii) issuance of shares of Class A common stock by us in this offering and the receipt of approximately $             million in net proceeds from the sale of such shares, assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus after deducting underwriting discounts and commissions and estimated offering expenses and (iii) application of the estimated proceeds of the offering as described in “Use of Proceeds.”

(2)	Working capital is comprised of current assets less current liabilities.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share of Class A common stock, the midpoint of the price range set forth on the cover of this prospectus would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. An increase or decrease of 1,000,000 shares from the expected number of shares of Class A common stock to be sold by us in this offering would cause the net proceeds received by us to increase or decrease, respectively, by approximately $             million, assuming the assumed initial public offering price per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same. Any increase or decrease in proceeds due to a change in the initial public offering price or number of shares issued would increase or decrease, respectively, the amount of net proceeds contributed to Foundation Technology Worldwide LLC to be used by it for working capital and general corporate purposes.

Non-GAAP Financial Measures

We believe that in addition to our results determined in accordance with GAAP, adjusted net revenue, adjusted EBITDA, adjusted EBITDA margin, free cash flow and free cash flow margin are useful in evaluating our business, results of operations and financial condition. We believe that this non-GAAP financial information may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period-to-period comparisons of operations, as these eliminate the effects of certain variables from period to period for reasons that we do not believe reflect our underlying business performance. However, non-GAAP financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation. Other companies in our industry may calculate these measures differently, which may limit their usefulness as a comparative measure.

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See “Selected Consolidated and Combined Financial and Other Data—Non-GAAP Financial Measures” for explanations of how we calculate these measures and for reconciliation to the most directly comparable financial measure stated in accordance with GAAP.

	Predecessor		Successor	Combined	Successor	Successor
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	13-Week Period Ended
(in millions, except percentages)	December 31, 2016			December 30, 2017	December 29, 2018	March 31, 2018	March 30, 2019
Net revenue	$2,387	$586	$1,490	$2,076	$2,409	$552	$637
Adjusted net revenue	2,387	586	1,885	2,471	2,545	614	653

Net loss	$(95)	$(79)	$(607)	$(686)	$(512)	$(215)	$(67)
Adjusted EBITDA	536	138	439	577	644	136	199
Adjusted EBITDA margin	22.5%	23.5%	23.3%	23.4%	25.3%	22.1%	30.5%

Net cash provided by (used in) operating activities	$211	$(65)	$316	$251	$319	$52	$95
Free cash flow	171	(94)	277	183	257	32	80
Free cash flow margin	7.2%	(16.0)%	14.7%	7.4%	10.1%	5.2%	12.3%

Adjusted Net Revenue

We define adjusted net revenue as net revenue, excluding the impact of purchase accounting and other revenue that we do not believe is reflective of our ongoing operations and performance. We regularly monitor this measure to assess our operating performance. On April 3, 2017, in connection with the Sponsor Acquisition, we were required to write down our deferred revenue balances due to purchase accounting in accordance with GAAP. In addition, in connection with our other acquisitions, including our acquisitions of Skyhigh Networks in January 2018 and of TunnelBear in March 2018, we were also required to make similar adjustments to write down acquired deferred revenue balances due to purchase accounting in accordance with GAAP. The impact on revenue related to purchase accounting as a result of these transactions and particularly as a result of the Sponsor Acquisition, limits the comparability of our revenue between periods, and if these adjustments were not made, our future revenue growth rates could appear overstated. While the deferred revenue written down in connection with our acquisitions will never be recognized as revenue under GAAP, we do not expect the Sponsor Acquisition to have an impact on future renewal rates of the contracts included within the deferred revenue write-down, nor do we expect revenue generated from new contracts to be similarly impacted by purchase accounting adjustments. We believe presenting adjusted net revenue provides management and investors consistency and comparability with our past financial performance and facilitates period to period comparisons of operations, as it eliminates the effects of certain variations unrelated to our overall performance.

Adjusted EBITDA and Adjusted EBITDA Margin

We regularly monitor adjusted EBITDA and adjusted EBITDA margin, as they are measures we use to assess our operating performance. We define adjusted EBITDA as net income (loss), excluding the impact of purchase accounting, amortization of intangible assets, depreciation expense, interest income (expense), income tax provision (benefit), equity-based compensation expense, other costs, and revenue that we do not believe are reflective of our ongoing operations and performance. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by adjusted net revenue. We believe presenting adjusted EBITDA and adjusted EBITDA margin provides management and investors consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations, as it eliminates the effects of certain variations

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unrelated to our overall performance. Adjusted EBITDA and adjusted EBITDA margin have limitations as analytical tools, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

adjusted EBITDA excludes the impact of the write-down of deferred revenue due to purchase accounting in connection with the Sponsor Acquisition and our other acquisitions, and therefore include revenue that will never be recognized under GAAP;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including net income (loss) and our other GAAP results. In evaluating adjusted EBITDA and adjusted EBITDA margin, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted EBITDA and adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation of adjusted EBITDA and adjusted EBITDA margin. Adjusted EBITDA and adjusted EBITDA margin are not presentations made in accordance with GAAP and the use of these terms vary from other companies in our industry.

Free Cash Flow and Free Cash Flow Margin

We define free cash flow as net cash provided by operating activities less capital expenditures. Free cash flow margin is calculated as free cash flow divided by adjusted net revenue. We consider free cash flow and free cash flow margin to be liquidity measures that provide useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening the balance sheet.

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RISK FACTORS

This offering and investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our Class A common stock. If any of the following risks actually occurs, our business, prospects, results of operations, and financial condition could suffer materially, the trading price of our Class A common stock could decline, and you could lose all or part of your investment. Please also see “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

Our results of operations can be difficult to predict and may fluctuate significantly, which could result in a failure to meet investor expectations.

Our results of operations have in the past varied, and may in the future vary, significantly from period to period due to a number of factors, many of which are outside of our control, including the macroeconomic environment. These factors limit our ability to accurately predict our results of operations and include factors discussed throughout this “Risk Factors” section, including the following:

•	the level of competition in our markets, including the effect of new entrants, consolidation, and technological innovation;

•	macroeconomic conditions in our markets, both domestic and international, as well as the level of discretionary technology spending;

•	fluctuations in demand for our solutions;

•	variability and unpredictability in the rate of growth in the markets in which we compete;

•	technological changes in our markets;

•	our ability to renew existing customers, acquire new customers, and sell additional solutions;

•	execution of our business strategy and operating plan, and the effectiveness of our sales and marketing programs;

•	our sales cycles, which may lengthen as the complexity of solutions and competition in our markets increases;

•	the timing, size, and mix of orders from, and shipments to, customers;

•	enterprise customers’ tendency to negotiate licenses and other agreements near the end of each quarter;

•	product announcements, introductions, transitions, and enhancements by us or our competitors, which could result in deferrals of customer orders;

•	the impact of future acquisitions or divestitures;

•	changes in accounting rules and policies that impact our future results of operations compared to prior periods; and

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the need to recognize certain revenue ratably over a defined period or to defer recognition of revenue to a later period, which may impact the comparability of our results of operations across those periods.

Furthermore, a high percentage of our expenses, including those related to overhead, research and development, sales and marketing, and general and administrative functions are generally fixed in nature in the short term. As a result, if our net revenue is less than forecasted, we may not be able to effectively reduce such expenses to compensate for the revenue shortfall and our results of operations will be adversely affected. In addition, our ability to maintain or expand our operating margins may be limited given economic and

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competitive conditions, and we therefore could be reliant upon our ability to continually identify and implement operational improvements in order to maintain or reduce expense levels. There can be no assurance that we will be able to maintain or expand our current operating margins in the future.

The cybersecurity market is rapidly evolving and becoming increasingly competitive in response to continually evolving cybersecurity threats from a variety of increasingly sophisticated cyberattackers. If we fail to anticipate changing customer requirements or industry and market developments, or we fail to adapt our business model to keep pace with evolving market trends, our financial performance will suffer.

The cybersecurity market is characterized by continual changes in customer requirements, rapid technological developments and continually evolving market trends. We must continually address the challenges of dynamic, and accelerating market trends, such as the emergence of new cybersecurity threats, the continued decline in the sale of new personal computers, and the rise of mobility and cloud-based solutions, all of which make satisfying our customers’ diverse and evolving needs more challenging. In addition, many of our enterprise customers operate in industries characterized by rapidly changing technologies and business plans, which require them to adapt quickly to increasingly complex cybersecurity requirements.

The technology underlying our solutions is particularly complex because it must effectively and efficiently identify and respond to new and increasingly sophisticated threats while meeting other stringent technical requirements in areas of performance, usability, and availability. Although our customers expect new solutions and enhancements to be rapidly introduced to respond to new cybersecurity threats, product development requires significant investment, the efficacy of new technologies is inherently uncertain, and the timing for commercial release and availability of new solutions and enhancements is uncertain. We may be unable to develop new technologies to keep pace with evolving threats or experience unanticipated delays in the availability of new solutions, and therefore fail to meet customer expectations. If we fail to anticipate or address the evolving and rigorous needs of our customers, or we do not respond quickly to shifting customer expectations or demands by developing and releasing new solutions or enhancements that can respond effectively and efficiently to new cybersecurity threats on an ongoing and timely basis, our competitive position, business, and financial results will be harmed.

The introduction of new products or services by competitors, market acceptance of products or services based on emerging or alternative technologies, and the evolution of new standards, whether formalized or otherwise, could each render our existing solutions obsolete or make it easier for other products or services to compete with our solutions. In addition, modern cyberattackers are skilled at adapting to new technologies and developing new methods of breaching customers. For example, ransomware attacks have increased in frequency and complexity, and the costs associated with successful ransomware attacks have increased. We must continuously work to ensure our solutions protect against the increased volume and complexity of the cybersecurity threat landscape. Changes in the nature of advanced cybersecurity threats could result in a shift in cybersecurity budgets and preferences away from solutions such as ours. In addition, any changes in compliance standards or audit requirements that deemphasize the types of controls, monitoring, and analysis that our solutions provide would adversely impact demand for our solutions. If our solutions are not viewed by organizations and consumers as necessary, or if customers do not recognize the benefit of our solutions as a critical layer of an effective cybersecurity strategy, then our revenues may not grow as quickly as expected, or may decline, and our business could suffer.

We cannot be sure that we will accurately predict how the cybersecurity markets in which we compete or intend to compete will evolve. Failure on our part to anticipate changes in our markets and to develop solutions and enhancements that meet the demands of those markets will significantly impair our business, financial condition, and results of operations.

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We operate in a highly competitive environment, and we expect competitive pressures to increase in the future, which could cause us to lose market share.

The markets for our solutions are highly competitive, and we expect both the requirements and pricing competition to increase, particularly given the increasingly sophisticated attacks, changing customer requirements, current economic pressures, and market consolidation. Competitive pressures in these markets may result in price reductions, reduced margins, loss of market share and inability to gain market share, and a decline in sales, any one of which could seriously impact our business, financial condition, and results of operations.

We face competition from, among others:

Cybersecurity companies. Our competitors include vendors that offer products and services that directly compete with our solutions, including but not limited to the following:

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Enterprise endpoint competitors include Symantec Corporation, Trend Micro Inc., Sophos Group plc, ESET LLC, Kaspersky Lab Inc., Microsoft Corporation, Crowdstrike, Inc., Carbon Black, Inc., and BlackBerry Limited (Cylance Inc.)

•	DLP competitors include Symantec Corporation and Forcepoint LLC

•	CASB competitors include Netskope, Inc., Symantec Corporation (Blue Coat Systems LLC), Ciphercloud, Inc., Microsoft Corporation, Palo Alto Networks, Inc., and Bitglass, Inc.

•	Network intrusion prevention security competitors include Cisco Systems, Inc., Trend Micro Inc., International Business Machines Corporation, and Palo Alto Networks, Inc.

•	Secure web gateway competitors include Symantec Corporation (Blue Coat Systems LLC), Forcepoint LLC, Cisco Systems, Inc., Imperva, Inc., Check Point Software Technologies, Ltd., and Zscaler, Inc.

•	Enterprise endpoint competitors include Symantec Corporation, Trend Micro Inc., Microsoft Corporation, Crowdstrike, Inc., and Carbon Black, Inc.

•	Security operations, which includes SIEM, competitors include International Business Machines Corporation, Splunk Inc., Micro Focus plc, Dell Technologies Inc., and LogRhythm, Inc.

•	Consumer endpoint competitors include Symantec Corporation (Norton by Symantec), Avast Sotware Inc./AVG Technologies, Inc., Kaspersky Lab Inc., Trend Micro Inc., ESET LLC, and Microsoft Corporation

In addition to competing with these and other vendors directly for sales to end-users of our products, we compete with some of them for the opportunity to have our products bundled with the product offerings of our strategic partners, including computer hardware OEMs, ISPs, Managed Security Service Providers (“MSSPs”), and other distribution partners. Our competitors could gain market segment share from us if any of these strategic partners replace our solutions with those of our competitors or if these partners more actively promote our competitors’ offerings than ours. In addition, vendors who have bundled our products with theirs may choose to bundle their products with their own or other vendors’ software or may limit our access to standard product interfaces and inhibit our ability to develop products for their platform. We also face competition from many smaller companies that specialize in particular segments of the markets in which we compete, including Crowdstrike, Carbon Black, Netskope, and Zscaler. In the future, further product development by these providers could cause our products and services to become redundant or lose market segment share, which could significantly impact our sales and financial results.

Large, diversified companies. We face growing competition from network equipment, computer hardware manufacturers, large operating system providers, telecommunication companies, and other large or diversified technology companies. Examples of large, diversified competitors include Microsoft, Cisco Systems, Inc., International Business Machines Corporation, and Dell Technologies. Large vendors of hardware or operating

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system software increasingly incorporate cybersecurity functionality into their products and services, and enhance that functionality either through internal development or through strategic alliances or acquisitions. Similarly, telecommunications providers are increasingly investing in the enhancement of the cybersecurity functionality in the devices and services they offer. Additionally, large cloud platforms, such as Amazon Web Services (“AWS”), Google Cloud and Microsoft Azure, may expand or commence providing native cybersecurity functionality directly on the platform such that our current and potential customers forego purchasing cybersecurity solutions from us. Certain of our current and potential competitors may have competitive advantages such as longer operating histories, more extensive international operations, larger product development and strategic acquisition budgets, and greater financial, technical, sales, and marketing resources than we do. Such competitors also may have well-established relationships with our current and potential customers and extensive knowledge of our industry and the markets in which we compete and intend to compete. As a result, such competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, marketing, sale, and support of their products. These competitors also may make strategic acquisitions or establish cooperative relationships among themselves or with other providers, thereby increasing their ability to provide a broader suite of products, and potentially causing customers to decrease purchases of, or defer purchasing decisions with respect to, our products and services. Additionally, some or all of our solutions may rely upon access to certain hardware or software interfaces. These competitors may limit our access to such interfaces or may provide greater or earlier access available to others. These actions could adversely affect the operations of our products relative to competitors or render our solutions inoperative.

Companies offering discount or free competitive products. Cybersecurity protection is also offered by certain of our competitors at prices lower than our prices or, in some cases, is offered free of charge. For example, Avast Antivirus offers a free version of its cybersecurity software for download. Other companies bundle their own or our competitors’ lower-priced or free cybersecurity products with their own computer hardware or software product offerings in a manner that discourages users from purchasing our products and subscriptions. For example, Microsoft Defender is a free antivirus software that is included in all Windows operating systems. Our competitive position could be adversely affected to the extent that our current or potential customers perceive these cybersecurity products as replacing the need for our products or if they render our solutions unmarketable—even if these competitive products are inferior or more limited than our products and services. The expansion of these competitive trends could have a significant negative impact on our sales and financial results by causing, among other things, price reductions of our products, reduced profitability, and loss of market share.

To compete successfully, we must continue to develop new solutions and enhance existing solutions, effectively adapt to changes in the technology or rights held by our competitors, respond to competitive strategies, and effectively adapt to technological changes within the enterprise and consumer markets. If we are unsuccessful in responding to our competitors, our competitive position and our financial results could be adversely affected.

Our business depends substantially on our ability to retain customers and to expand sales of our solutions to them. If we are unable to retain our customers or to expand our product offerings, our future results of operations will be harmed.

For us to maintain or improve our results of operations in a market that is rapidly evolving and places a premium on market-leading solutions, it is important that we retain existing customers and that our customers expand their use of our solutions. Our 250 largest enterprise customers have an average of seven McAfee products and an average tenure of 18 years of service. Our customers have no obligation to renew their contracts with us upon their expiration. Even if they do renew with us, customers may not renew with a similar contract period or with the same or a greater amount of committed revenue to us. Retention rates may decline or fluctuate as a result of a number of factors, including but not limited to the level of our customers’ satisfaction with our solutions, our prices and the prices of competing products or services, mergers and acquisitions affecting our

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customers, mergers and acquisitions by our competitors, the effects of global economic conditions, new technologies, changes in our customers’ spending levels, and changes in how our customers perceive the cybersecurity threats. In addition, a significant portion of our renewals in our consumer segment come from autorenewal arrangements incorporated within our solutions. Any change in the laws regarding autorenewal arrangements could adversely affect our ability to retain consumer customers and harm our financial position and operating performance.

In addition, our ability to generate revenue and maintain or improve our results of operations partly depends on our ability to cross-sell our solutions to our existing customers. We expect our ability to successfully cross-sell our solutions will be one of the most significant factors influencing our growth. We may not be successful in cross-selling our solutions because our customers may find our additional solutions unnecessary or unattractive. Our failure to sell additional solutions to our existing and new customers could adversely affect our ability to grow our business.

If our solutions have or are perceived to have defects, errors, or vulnerabilities, or if our solutions fail or are perceived to fail to detect, prevent, or block cyberattacks, including in circumstances where customers may fail to take action on attacks identified by our solutions, our reputation and our brand could suffer, which would adversely impact our business, financial condition, and results of operations.

Many of our solutions are complex and may contain design defects, vulnerabilities, or errors that are not detected before their commercial release. Our solutions also provide our customers with the ability to customize a multitude of settings, and it is possible that a customer could misconfigure our solutions or otherwise fail to configure our solutions in an optimal manner. Such defects, errors, and misconfigurations of our solutions could cause our solutions to be vulnerable to cybersecurity attacks, cause them to fail to perform the intended operation, or temporarily interrupt the operations of our customers. In addition, since the techniques used by adversaries change frequently and generally are not recognized until widely applied, there is a risk that our solutions would not be able to address certain attacks. Moreover, our solutions and infrastructure technology systems could be targeted by bad actors and attacks specifically designed to disrupt our business and undermine the perception that our solutions are capable of providing their intended benefits, which, in turn, could have a serious impact on our reputation. Any cybersecurity vulnerability or perceived cybersecurity vulnerability of our solutions or systems could adversely affect our business, financial condition, and results of operations.

Changing, updating, enhancing, and creating new versions of our solutions may cause errors or performance problems in our products and solutions, despite testing and quality control. We cannot be certain that defects, errors, or vulnerabilities will not be found in any such changes, updates, enhancements, or new versions, especially when first introduced. Even if new or modified solutions do not have such problems, the solutions may have difficulties in installing, we may have difficulty providing any necessary training and support to customers, and our customers may not follow our guidance on appropriate training, support, and implementation for such new or modified solutions. In addition, changes in our technology may not provide the additional functionality or other benefits that were expected. Implementation of changes in our technology also may cost more or take longer than originally expected and may require more testing than initially anticipated. While new solutions are generally tested before they are used in production, we cannot be sure that the testing will uncover all problems that may occur in actual use.

If any of our customers are affected by a cybersecurity attack (such as becoming infected with malware) while using our solutions, such customers could be disappointed with our solutions or perceive that our solutions failed to perform their intended purpose, regardless of whether our solutions operated correctly, blocked, or detected the attack or would have blocked or detected the attack if configured properly. If any of our customers experience a security breach, such customers and the general public may believe that our solutions failed. Furthermore, if any customer publicly known to use any of our solutions is the subject of a cyberattack that becomes publicized, our other current or potential customers may choose to purchase alternative solutions from our competitors, or supplement our solution with our competitors’ products. Real or perceived security breaches

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of our customers could cause disruption or damage or other negative consequences and could result in negative publicity about us, reduced sales, damage to our reputation and competitive position, increased expenses, and customer relations problems.

Furthermore, our solutions may fail to detect or prevent malware, viruses, worms, or similar threats for any number of reasons, including our failure to enhance and expand our solutions to reflect market trends and new attack methods, new technologies and new operating environments, the complexity of our customers’ environment and the sophistication and coordination of threat actors launching malware, ransomware, viruses, intrusion devices, and other threats. In addition, from time to time, firms test our solutions against other security products and services. Our solutions may fail to detect or prevent threats in any particular test for a number of reasons, including misconfiguration. To the extent potential customers, industry analysts, or testing firms believe that the occurrence of a failure of our solutions to detect or prevent any particular threat is a flaw or indicates that our solutions do not provide significant value or are inferior to competing solutions, our reputation and business could be harmed. Failure to keep pace with technological changes in the cybersecurity industry and changes in the threat landscape could also adversely affect our ability to protect against security breaches and could cause us to lose customers.

We may also incur significant costs and operational consequences of investigating, remediating, eliminating, and putting in place additional tools and devices designed to prevent actual or perceived security incidents, as well as the costs to comply with any notification obligations resulting from any security incidents.

Failure to adapt our product and service offerings to changing customer demands, or lack of customer acceptance of new or enhanced solutions, could harm our business and financial results.

Our success depends on developing new solutions and enhancing existing solutions to reflect market trends, new technologies, and new operating environments, and the rapidly evolving cybersecurity needs of our customers. For example, we must continue to expand our cybersecurity solutions to address the growth of hybrid, virtual and cloud-based environments, the increasingly broad range of mobile devices, continuing growth in remote access to enterprises, and the proliferation of IP-connected embedded systems and devices, and the “Internet of Things.” We also must continue to develop new and enhanced solutions capable of protecting against emerging technologies as they are being released and adopted by our customers. Our failure to continually innovate and produce new and refreshed solutions to satisfy customers changing preferences, maintain compatibility with evolving operating systems, and effectively compete with other market offerings in a timely and cost-effective manner may harm our ability to renew contracts with existing customers and to create or increase demand for our solutions, which may adversely impact our results of operations. We must also continuously work to ensure that our products and services meet changing industry certifications and standards. We may invest in complementary or competitive businesses, products, or technologies to help us keep pace with market changes, but these investments may not result in products that are important to our customers or we may not realize the benefits of these investments.

Our future financial results will depend in part on whether our new or updated cybersecurity solutions receive sufficient customer acceptance. Achieving market acceptance for new or updated solutions is likely to require substantial marketing efforts and expenditure of significant funds to create awareness and demand by customers. In addition, deployment of new or updated solutions may require the use of additional resources for training our existing sales force and customer service personnel and for hiring and training additional salespersons and customer service personnel. Failure to achieve broad penetration in target markets with respect to new or updated solutions could have an adverse impact on our business, results of operations, or financial condition.

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A portion of our revenue is generated by sales to government entities, which are subject to a number of uncertainties, challenges, and risks.

We currently sell our solutions to various government entities, and we may in the future increase sales to government entities. Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive, and time consuming, often requiring significant upfront time and expense without any assurance that we will complete a sale. Government demand and payment for our solutions may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our solutions. Sales to government agencies are completed through our network of channel partners, and government entities may have statutory, contractual, or other legal rights to terminate contracts with our channel partners for convenience or due to a default. For purchases by the U.S. federal government, the government may require certain products to be manufactured in the United States and other high cost manufacturing locations, and we may not manufacture all products in locations that meet government requirements, and as a result, our business and results of operations may suffer. Additionally, we may be required to obtain special certifications to sell some or all of our solutions to government or quasi-government entities. Such certification requirements for our solutions may change, thereby restricting our ability to sell into the federal government sector until we have attained the revised certification. If our products and subscriptions are late in achieving or fail to achieve compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards, we may be disqualified from selling our products and subscriptions to such governmental entities, or be at a competitive disadvantage, which would harm our business, results of operations, and financial condition. There are no assurances that we will find the terms for obtaining such certifications to be acceptable or that we will be successful in obtaining or maintaining the certifications.

In connection with certain of our government contracts, including contracts with the U.S. federal government, we may be subject to government audits and review of our policies, procedures, and internal controls for compliance with contract terms, procurement regulations, and applicable laws. In certain circumstances, if we do not comply with the terms of a contract or with regulations or statutes, we could be subject to contract termination or downward contract price adjustments or refund obligations, could be assessed civil or criminal penalties, or could be debarred or suspended from obtaining future government contracts for a specified period of time. Any such termination, adjustment, sanction, debarment, or suspension could have an adverse effect on our business.

Our business could be adversely affected if our employees cannot obtain and maintain required security clearances or we cannot maintain a required facility security clearance.

Certain U.S. government contracts may require our employees to maintain various levels of security clearances, and may require us to maintain a facility security clearance, to comply with Department of Defense (“DoD”) requirements. The DoD has strict security clearance requirements for personnel who perform work in support of classified programs. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit, and retain employees who already hold security clearances. If our employees are unable to obtain security clearances in a timely manner, or at all, or if our employees who hold security clearances are unable to maintain their clearances or terminate employment with us, then a customer requiring classified work could terminate an existing contract or decide not to renew the contract upon its expiration. To the extent we are not able to obtain or maintain a facility security clearance, we may not be able to bid on or win new classified contracts, and existing contracts requiring a facility security clearance could be terminated.

If we are unable to attract, train, motivate, and retain senior management and other qualified personnel, our business could suffer.

Our success depends in large part on our ability to attract and retain senior management personnel, as well as technically qualified and highly skilled sales, consulting, technical, finance, and marketing personnel. It could

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be difficult, time consuming, and expensive to identify, recruit, and onboard any key management member or other critical personnel. Competition for highly skilled personnel is often intense, particularly in the markets in which we operate including Silicon Valley. If we are unable to attract and retain qualified individuals, our ability to compete in the markets for our products could be adversely affected, which would have a negative impact on our business and financial results. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, including key employees obtained through our acquisitions, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms or at all. Changes in management or other critical personnel may be disruptive to our business and might also result in our loss of unique skills, loss of knowledge about our business, and may result in the departure of other existing employees, customers or partners.

We operate in an industry with an overall shortage of skilled and experienced talent that generally experiences high employee attrition. We have experienced significant turnover over the last few years and expect that may continue. The loss of one or more of our key employees could seriously harm our business. If we are unable to attract, integrate, or retain the qualified and highly skilled personnel required to fulfill our current or future needs, our business, financial condition, and results of operations could be harmed.

Effective succession planning is also important to the long-term success of our business. If we fail to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution. The loss of senior management or any ineffective transitions in management, especially in our sales organization, could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition, and results of operations.

If our security measures are breached or unauthorized access to our data is otherwise obtained, our brand, reputation, and business could be harmed, and we may incur significant liabilities.

As a cybersecurity leader, we are a high-profile target for data breaches, cyber-attacks, and other intentional disruptions of our systems. Our networks and solutions may have vulnerabilities that may be targeted by hackers and could be targeted by attacks specifically designed to disrupt our business, access our network, source code or other data, and harm our reputation. Similarly, experienced computer programmers or other sophisticated individuals or entities, including malicious hackers, state-sponsored organizations, criminal networks, and insider threats including actions by employees and third-party service providers, may attempt to penetrate our network security or the security of our systems and websites, and misappropriate proprietary information or cause interruptions of our services. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often are not recognized until launched against a target, and may originate from less regulated or remote areas around the world. As a result, we may be unable to proactively prevent these techniques, implement adequate preventative or reactionary measures, react to or address any attack or incident in a timely manner or enforce the laws and regulations that govern such activities. In addition, it is possible that hardware failures, human errors (including being subject to phishing attacks, social engineering techniques, or similar methods) or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies. We may not be able to correct any security flaws or vulnerabilities promptly, or at all. A breach of our network security and systems or other events that cause the loss or public disclosure of, or access by third parties to, our data could have serious negative consequences for our business, including possible fines, penalties and damages, reduced demand for our solutions, an unwillingness of our customers to use our solutions, harm to our brand and reputation, and time consuming and expensive litigation. In addition, such a security breach could impair our ability to operate our business, including our ability to provide subscription and support services to our customers. Additionally, our service providers may suffer or be perceived to suffer, data security breaches or other incidents that may compromise data stored or processed for us that may give rise to any of the foregoing. Any of these negative outcomes could adversely impact our business and results of operations.

Furthermore, while our errors and omissions insurance policies include liability coverage for certain of these matters, if we experience a widespread security breach or other incident, we could be subject to indemnity claims

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or other damages that exceed our insurance coverage. We also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

We operate globally and are subject to significant business, economic, regulatory, political, and other risks in many jurisdictions.

Global or regional conditions may harm our financial results. We have operations in many countries and our business activities are concentrated in certain geographic areas including without limitation the APAC, EMEA, and LAR regions. We derived 48% of our net revenue from international customers for fiscal 2018. As a result, our domestic and international operations and our financial results may be adversely affected by a number of factors outside of our control, including:

•	global and local economic conditions;

•	differing employment practices and labor issues;

•	formal or informal imposition of new or revised export and/or import and doing-business regulations, including trade sanctions, taxes, and tariffs, which could be changed without notice;

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regulations or restrictions on the use, import, or export of encryption technologies that could delay or prevent the acceptance and use of encryption products and public networks for secure communications;

•	compliance with evolving foreign laws, regulations, and other government controls addressing privacy, data protection, data localization, and data security;

•	ineffective legal protection of our intellectual property rights in certain countries;

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increased uncertainty regarding social, political, immigration, and trade policies in the United States and abroad, such as recent U.S. legislation and policies and the planned exit by the United Kingdom (the “U.K.”) from the European Union (the “E.U.”), which is commonly referred to as “Brexit;”

•	geopolitical and security issues, such as armed conflict and civil or military unrest, crime, political instability, human rights concerns, and terrorist activity;

•	natural disasters, public health issues, and other catastrophic events;

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inefficient infrastructure and other disruptions, such as supply chain interruptions and large-scale outages or unreliable provision of services from utilities, transportation, data hosting, or telecommunications providers;

•	other government restrictions on, or nationalization of, our operations in any country, or restrictions on our ability to repatriate earnings from a particular country;

•	seasonal reductions in business activity in the summer months in Europe and in other periods in other countries;

•	costs and delays associated with developing software and providing support in multiple languages;

•	greater difficulty in identifying, attracting, and retaining local qualified personnel, and the costs and expenses associated with such activities;

•	longer payment cycles and greater difficulties in collecting accounts receivable; and

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local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and other anti-corruption laws and regulations.

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Research and development risks. We employ engineers in a number of jurisdictions outside the United States. In many of these jurisdictions the laws relating to the protection of intellectual property are less strict than the laws in the United States or not enforced to the same extent as they are enforced in the United States. As a result, in some foreign jurisdictions we may be subject to heightened attempts to gain unauthorized access to our information technology systems or surreptitiously introduce software into our products. These attempts may be the result of hackers or others seeking to harm us, our products, or our customers. We have implemented various measures to manage our risks related to these disruptions, but these measures may be insufficient, and a system failure or security breach could negatively impact our business, financial condition, and results of operations. The theft and/or unauthorized use or publication of our trade secrets and other confidential or proprietary business information as a result of such an incident could negatively impact our competitive position. In addition, we may incur additional costs to remedy the damages caused by these disruptions or security breaches.

Other operating risks. Additional risks of international business operations include the increased costs of establishing, managing, and coordinating the activities of geographically dispersed and culturally diverse operations (particularly sales and support and shared service centers) located on multiple continents in a wide range of time zones.

If our continued investment in the development and expansion of our cloud-based solutions is not successful, or if the cloud security market does not evolve as we anticipate, our ability to grow our business and results of operations may be harmed.

Consumers and enterprise customers increasingly demand cloud-based solutions for their cybersecurity needs. As the market for cloud-based offerings grows, pricing and delivery models are evolving, and our competitors are rapidly developing and deploying cloud-based products and services to address these demands. We are investing significant resources in the development, acquisition, and expansion of our portfolio of cloud-based solutions, such as our MVISION Cloud, Cloud Workload Security, and Virtual Network Security Platform offerings. We expect to continue this investment, which may include increased internal research and development, strategic acquisitions, equipment purchases, and long-term leases or service agreements associated with acquiring space for the data centers that support such cloud-based solutions. We cannot be certain that we will be successful in growing sales of our cloud-based solutions or generate sufficient revenue to recoup these investments.

Moreover, growing our cloud-based solutions may require us to make operational and strategic shifts to our business model and expend significant resources in building the operational infrastructure necessary to support our cloud-based offerings. We may also be required to make adjustments to our sales infrastructure and compensation models and our go-to-market strategies in order to successfully compete in this market. Certain competitors that focus primarily or exclusively on cloud-based offerings, including smaller or emerging companies, may have a competitive advantage in the cloud-based security market due to their ability to devote resources to these products without the need to continue to support a broader suite of cybersecurity solutions. We cannot be certain that we will be able to compete successfully with competitors in the cloud security market.

The success of our investments in our cloud-based solutions will also depend to a significant extent on the continued growth in the market for cloud-based products and services that address consumer and enterprise security needs. The market for cloud-based security solutions is at an early stage, and it is difficult to predict important market trends, including the potential growth, if any, of the market for these solutions. To date, some organizations have been reluctant to use cloud-based solutions because they have concerns regarding the risks associated with the reliability or security of the delivery model associated with these solutions. If other cloud-based service providers experience security incidents, loss of customer data, disruptions in service delivery, or other problems, the market for cloud-based solutions as a whole, including our cloud-based offerings, may be negatively impacted. If the demand for our cloud-based offerings does not continue to grow for any of the reasons discussed above, our business, results of operations, and financial condition may be harmed.

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We derive revenue from the sale of security products, subscriptions, SaaS offerings, support and maintenance, professional services, or a combination of these items, which may decline. Certain of this revenue is recognized either over the technology-constrained life or over the term of the relevant service period. Therefore, downturns or upturns in these sales will not be immediately reflected in full in our results of operations.

Our sales may decline and fluctuate as a result of a number of factors, including our customers’ level of satisfaction with our products and services, the prices of our products and services, the prices of products and services offered by our competitors, reductions in our customers’ spending levels, and other factors beyond our control. If our sales decline, our revenue and revenue growth may decline, and our business will suffer. We recognize revenue as control of the goods and services is transferred to our customer. For certain of our software licenses or hardware, this control is transferred over time with revenue recognized over the term of the technology constrained customer life, generally four to five years, or over the applicable contract term. These contracts typically have terms of one to three years. As a result, a majority of revenue we report each quarter is the recognition of deferred revenue from contracts entered into during previous quarters. Consequently, a decline in sales in any single quarter will not be fully or immediately reflected in revenue in that quarter but will continue to negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales is not reflected in full in our results of operations until future periods. Furthermore, it is difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from the majority of contracts must be recognized over the applicable future time period. Finally, any increase in the average term of these contracts or technology constrained life of our customers would result in revenue for such contracts being recognized over longer periods of time.

An economic downturn or volatility in the economy in the United States and our other major markets could have a material adverse impact on our business, financial condition, or results of operations.

We operate globally and as a result our business and revenues are impacted by global macroeconomic conditions. A weakening of economic conditions could lead to reductions in demand for our solutions. Weakened economic conditions or a recession could reduce the amounts that customers are willing or able to spend on cybersecurity solutions, particularly the customers of our consumer segment. In addition, our business could be negatively impacted by increased competitive pricing pressure and a decline in our customers’ creditworthiness, which could result in us incurring increased bad debt expense. Additionally, in the United States and other parts of the world, volatile or uncertain economic conditions could lead customers to not expand, terminate, or not renew existing contracts with us, or not enter into new contracts with us. Furthermore, a high percentage of our expenses, including those related to overhead, research and development, sales and marketing, and general and administrative functions are generally fixed in nature in the short term. If we are not able to timely and appropriately adapt to changes resulting from a weak economic environment, it could have an adverse impact on our business, financial condition, and results of operations.

If our sales force is unable to maintain its sales productivity, sales of our solutions, and the growth of our business and financial performance could be adversely affected.

We are substantially dependent on our sales force to obtain new customers, increase sales to existing customers, and retain current customers. There is significant competition for cybersecurity sales personnel with the skills and technical knowledge that we require. The growth of our business will depend on our success in recruiting, training, and retaining sufficient numbers of sales personnel to support our growth. Any failure to hire, train, and adequately incentivize our sales personnel to reach target productivity levels could negatively impact our growth and operating margins. In addition, new hires require significant training and may require a lengthy onboarding process before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. If we are unable to recruit, train, and retain a sufficient number of productive sales personnel, sales of our solutions, and the growth of our business could be harmed.

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We rely significantly on third-party partners to fulfill the sale of our solutions.

We sell a significant portion of our solutions through third-party intermediaries such as distributors, value-added resellers, PC OEMs, ISPs, and other distribution channel partners (we refer to them collectively as “channel partners”). Our three largest channel partners were Ingram Micro Inc., Arrow Electronics, Inc., and Tech Data Corporation and accounted for 18%, 12%, and 11% of our net revenue, respectively, for the combined year 2017, 15%, 9%, and 8% of our net revenue, respectively, for fiscal 2018 and 16%, 8%, and 7% of our net revenue, respectively, for the 13-week period ended March 30, 2019. If we lost a significant channel partner or if a significant channel partner becomes insolvent, our results of operations could be harmed. Although we provide support to these channel partners through our direct sales and marketing activities, we depend upon these channel partners to generate sales opportunities and to independently manage the sales process for opportunities with which they are involved. In order to increase our revenue, we expect we will need to maintain our existing channel partners and continue to train and support them, as well as add new channel partners and effectively train, support, and integrate them with our sales process. Additionally, the introduction of new solutions and our entry into any new markets may require us to develop appropriate channel partners and to train them to sell effectively. If we are unsuccessful in these efforts, our ability to grow our business will be limited and our business, financial condition, and results of operations will be adversely affected.

Sales by our channel partners may vary significantly from period to period. Our agreements with our channel partners are generally nonexclusive and may be terminated at any time without cause. Furthermore, our channel partners frequently market and distribute competing products and may, from time to time, place greater emphasis on the sale of these products due to pricing, promotions, and other terms offered by our competitors. Some of our channel partners may also experience financial difficulties, which could adversely impact our collection of the related accounts receivable. These factors can make it difficult for us to forecast our financial results accurately and can cause our financial results to fluctuate unpredictably.

While we require that our channel partners comply with applicable laws and regulations, they could engage in behavior or practices that expose us to legal or reputational risk. We could be subject to claims and liability as a result of the activities, products, or services of our channel partners. Even if these claims do not result in liability to us, investigating and defending these claims could be expensive, time consuming, and result in adverse publicity that could negatively affect our business, results of operations or financial condition.

If we fail to manage our growing distribution channels successfully, these channels may fail to perform as we anticipate, which could reduce our sales, increase our expenses, and weaken our reputation and competitive position.

If we fail to maintain relationships with our channel partners, or if we must agree to significant adverse changes in the terms of our agreements with these partners, it may have an adverse effect on our ability to successfully and profitably market and sell our cybersecurity products and services.

We have entered into contracts with our channel partners to market and sell our cybersecurity solutions. Most of these contracts are on a non-exclusive basis. However, under contracts with some of our channel partners, we may be bound by provisions that restrict our ability to market and sell our solutions to potential customers. Our arrangements with some of these channel partners involve negotiated payments to them based on percentages of revenues that they generate. If the payments prove to be too high, we may be unable to realize acceptable margins, but if the payments prove to be too low, the channel partners may not be motivated to market and sell our solutions and, thus, produce a sufficient volume of revenues for us. The success of these contractual arrangements will depend in part upon the channel partners’ own competitive, marketing, and strategic considerations, including the relative advantages of using alternative solutions being developed and marketed by them or our competitors. If any of these channel partners are unsuccessful in marketing our solutions or seeks to amend the financial or other terms of the contracts we have with them, we will need to broaden our marketing efforts to increase focus on the solutions such channel partners sell and alter our distribution strategy, which may

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divert our planned efforts and resources from, and cause delays regarding, other projects. In addition, as part of the packages these channel partners market and sell, they may offer a choice to their customers between solutions that we supply and similar solutions offered by our competitors or by the channel partners directly. If our solutions are not chosen for inclusion in these packages, the revenues we earn from our channel partner relationships may decrease.

A significant portion of our consumer segment revenue is derived from sales through our PC OEM partners that bundle our products with their products. Our reliance on this sales channel is significantly affected by our partners’ sales of new products into which our products or services are bundled. Our revenue from sales through our PC OEM partners is affected primarily by the number of personal computers on which our products are bundled, the geographic mix of their sales, and the rate at which consumers purchase or subscribe to the bundled products. Our PC OEM partners are also in a position to exert competitive pricing pressure. The rate at which consumers purchase or subscribe to the bundled products is affected by other factors, including other terms with the OEM. The continued decline in the PC market as the market shifts towards mobility has increased competition for PC OEMs’ business and gives PC OEMs leverage to demand financial concessions from us in order to secure their business. These agreements require a significant commitment of resources and capital. There is no guarantee we will have sufficient resources to maintain these agreements or secure new PC OEM partners. Even if we negotiate what we believe are favorable terms when we first establish a relationship with a PC OEM, at the time of the renewal of the agreement, we may be required to renegotiate our agreement with them on less favorable terms. Lower net prices for our products or other financial concessions would adversely impact our financial results. Any adverse changes in our relationship with our channel partners could have an adverse effect on our business and financial results.

If our solutions do not interoperate with our customers’ existing systems and devices in a manner which our customers expect, sales of our solutions could be adversely affected.

Our solutions must interoperate with our customers’ existing information technology systems, which often incorporate numerous products from third-party vendors. For example, our solutions must be compatible with new or otherwise evolving operating systems, Internet browsers, and hardware, while remaining compatible with existing and established operating systems, browsers, and hardware. Our products must interoperate with many or all of the products within our customers’ systems and devices in order to meet our customers’ requirements. This interoperability requires us to devote significant resources to ongoing product development and testing to maintain and improve the compatibility of our solutions and their performance within our customers’ systems.

Many of our enterprise customers’ systems also contain multiple generations of products that have been added over time as these systems have grown and evolved. These customers also have unique specifications, rapidly evolve, and utilize multiple protocol standards. They may also implement proprietary encryption protocols that our products are initially unable to recognize, decrypt, or otherwise manage. If we are unable to successfully manage and interpret new protocol standards and versions, if we encounter problematic network configurations or settings, or if we encounter proprietary encryption protocols, we may have to modify our solutions so that they interoperate with the information technology systems of our customers and can operate effectively. It may be necessary for us to obtain a license to implement proprietary encryption or other protocols, and there can be no assurance that we will be able to obtain such a license.

In addition, certain of our competitors may take steps to limit the interoperability of our solutions with their own products and services. Operating system, Internet browser, and other adjacent IT providers may also develop or incorporate competitive security offerings into their products and may seek to limit our own solutions interoperability with those products. Consequently, we may suffer delays in the development of our solutions or our solutions may be unable to operate effectively. This could result in decreased demand for our solutions, decreased revenue, harm our reputation, and adversely affect our business, financial condition, and results of operations.

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We may need to change our pricing models to compete successfully.

The intense competition we face in the cybersecurity market, in addition to general economic and business conditions, can result in downward pressure on the prices of our solutions. If our competitors offer significant discounts on competing products or services, or develop products or services that the marketplace considers more valuable or cost-effective, we may be required to decrease our prices or offer other sales incentives in order to compete successfully. If we do not adapt our pricing models to reflect changes in customer use of our products or changes in customer demand, our revenues could decrease. Additionally, customers may change the way in which they pay for solutions, such as buying solutions based upon consumption, which could require us to change our pricing model for some or all of our solutions, thereby reducing or delaying revenue. In addition, a weakening of economic conditions or significant uncertainty regarding the stability of financial markets could adversely impact our business, financial condition, and results of operations in a number of ways. Impacts could include longer sales cycles, pressure to lower prices for our solutions, a reduction in the rate of adoption of our solutions by new customers, and a lower rate of current customers purchasing upgrades. Finally, the increasing prevalence of cloud-based solutions and emerging security delivery models may unfavorably impact pricing in both our on-premise consumer and enterprise solutions, which could reduce our revenues and profitability.

Any broad-based change to our pricing strategy could cause our revenues to decline or could delay future sales as our sales force implements and our customers adjust to the new pricing terms. We or our competitors may bundle products for promotional purposes or as a long-term go-to-market or pricing strategy or provide price guarantees to certain customers as part of our overall sales strategy. These practices could, over time, significantly limit our flexibility to change prices for existing solutions and to establish prices for new or enhanced products and services. Any such changes could reduce our margins and adversely affect our results of operations.

Our investments in new or enhanced solutions may not yield the benefits we anticipate.

The success of our business is predicated on our ability to develop new technologies and solutions, to anticipate future customer requirements and applicable industry standards, and to respond to the changing needs of our customers, competitive technological developments and industry changes. Within our consumer business, we are presently investing in cybersecurity solutions to protect consumers’ PC and mobile devices, identity, privacy, family safety, web browsing, IoT, and smart home devices. For our enterprise customers, we are investing in developing a cybersecurity platform that addresses the entire threat defense life cycle, with solutions spanning endpoint security, cloud security, network security, and data and content protection, with unified management, threat intelligence, analytics and automation. We intend to continue to invest in these cybersecurity solutions by adding personnel and other resources to our business. We will likely recognize costs associated with these investments earlier than the anticipated benefits. If we do not achieve the anticipated benefits from these investments, or if the achievement of these benefits is delayed, our business, financial condition, and results of operations may be adversely affected.

The process of developing new technologies is time consuming, complex, and uncertain, and requires the commitment of significant resources well in advance of being able to fully determine market requirements and industry standards. Furthermore, we may not be able to timely execute new technical product or solution initiatives for a variety of reasons such as errors in planning or timing, technical difficulties that we cannot timely resolve, or a lack of appropriate resources. Complex solutions like ours may contain undetected errors or compatibility problems, particularly when first released, which could delay or adversely impact market acceptance. We may also experience delays or unforeseen costs related to integrating products we acquire with products we develop, because we may be unfamiliar with errors or compatibility issues of products we did not develop ourselves. Any of these development challenges, or the failure to appropriately adjust our go-to-market strategy to accommodate new offerings, may result in delays in the commercial release of new solutions or may cause us to terminate development of new solutions prior to commercial release. Any such challenges could result in competitors bringing products or services to market before we do and a related decrease in our market

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segment share and net revenue. Our inability to introduce new solutions and enhancements in a timely and cost-effective manner, or the failure of these new solutions or enhancements to achieve market acceptance and comply with industry standards and governmental regulation, could seriously harm our business, financial condition, and results of operations.

Our solutions operate in a wide range of complex customer systems, networks, and configurations, which could result in product errors or bugs.

Due to the complexity of our solutions, and of the customer environments in which they are installed and operated, undetected errors, failures, or bugs may occur. This risk is heightened when products are first deployed or when new or updated versions are released. Our solutions are installed and used in computing environments with different operating systems, system management software, and equipment and networking configurations, which make pre-release testing of new or updated solutions for programming or compatibility errors challenging. Errors, failures, or bugs may not be found in new or updated products until after they are released into the market. In the past, we have discovered errors, failures, and bugs in certain of our product offerings after their release and, in some cases, have experienced delayed or lost revenues as a result of these errors. For example, certain product updates have contained errors that caused them to falsely detect viruses or computer threats that did not actually exist or cause compatibility issues with certain customer networks. These defects can damage or impair the affected customer and may cause affected devices and systems to temporarily slow or even shut down. Any such errors, failures, or bugs in products released by us could result in negative publicity, damage to our brand, loss of or delay in market acceptance of our solutions, loss of competitive position, or litigation or other claims initiated by customers or others. Addressing any such problems in the future could require significant expenditures and could cause interruptions or delays in the operation or availability of our solutions, which could cause us to lose existing or potential customers and could adversely affect our results of operations.

We have lengthy sales cycles for some of our solutions, including renewal sales, which may result in delays in, or an inability to generate, revenues from these solutions.

Some of our solutions have long sales cycles, which could range from a few months to multiple years from initial contact with the customer to completion of implementation. How and when to implement, replace, or expand a cybersecurity system, or modify or add business processes, are important decisions for our customers, and some may be reluctant to change or modify existing procedures. Sales may be subject to delays due to customers’ internal procedures for deploying new technologies and processes, and implementation may be subject to delays based on the availability of internal customer resources or external support professionals needed. We may be unable to control many of the factors that will influence the timing of the buying decisions of customers and potential customers or the pace at which installation and training may occur, including any decision by our customers to delay or cancel implementation. If we experience longer sales, installation, and implementation cycles for our solutions, we may experience delays in generating, or a decreased ability to generate, revenue from these solutions, and may experience reduced renewals, which could adversely impact on our financial results.

If we are unable to increase sales of our solutions to new customers, our future results of operations may be harmed.

An important part of our growth strategy involves continued investment in our sales force, channel partner relationships, and infrastructure to add new customers. The number and rate at which new customers may purchase our products and services depends on a number of factors, including those outside of our control, such as customers’ perceived need for our solutions, competition, general economic conditions, market transitions, product obsolescence, technological change, shifts in buying patterns, the timing and duration of hardware refresh cycles, financial difficulties and budget constraints of our current and potential customers, public awareness of security threats to IT systems, and other factors. These new customers, if any, may renew their contracts with us and purchase additional solutions at lower rates than we have experienced in the past, which could affect our financial results.

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We rely on payment cards to receive payments and are subject to payment-related risks.

We accept a variety of payment methods, including credit cards and debit cards, as payment for certain of our consumer solutions. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements relating to payment card processing. This includes laws governing the collection, processing and storage of sensitive consumer information, as well as industry requirements such as the Payment Card Industry Data Security Standard (“PCI-DSS”). These laws and obligations may require us to implement enhanced authentication and payment processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time. We are also subject to payment card association operating rules and agreements, including PCI-DSS, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or consumers, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our consumers, or process electronic fund transfers or facilitate other types of payments. Any failure to comply with these requirements could significantly harm our brand, reputation, business, and results of operations.

We face risks related to customer outsourcing to system integrators and similar service providers.

Some of our customers have outsourced some or all of the management of their information technology departments to large system integrators. Some customers have also outsourced portions of their cybersecurity operations to MSSPs. If this trend continues, our established customer relationships could be disrupted, and our solutions could be displaced by alternatives offered by system integrators and MSSPs that do not include or use our solutions. These displacements could negatively impact our financial results and have an adverse effect on our business.

We face risks associated with past and future investments, acquisitions, and other strategic transactions.

We may buy or make investments in complementary or competitive companies, products, and technologies, sell strategic businesses or other assets, or engage in other strategic transactions. For example, in 2018 we expanded our investment in our cloud-based solutions through our acquisition of Skyhigh Networks and bolstered our consumer VPN offering through our acquisition of TunnelBear. We may not realize the anticipated benefits from these transactions. The consideration exchanged for an acquisition may be greater than the value we realize from the transaction. Future transactions could result in significant transactions-related charges, distraction for our management team, and potential dilution to our equity holders. In addition, we face a number of risks relating to such transactions, including the following, any of which could harm our ability to achieve the anticipated benefits of our past or future strategic transactions.

Technology and market risk. Cybersecurity technology is particularly complex because it must effectively and efficiently identify and respond to new and increasingly sophisticated threats while meeting other stringent technical requirements in areas of performance, usability, availability, and others. Our investments and acquisitions carry inherent uncertainty as to the efficacy of our technology roadmap. The decisions we make regarding customer requirements, market trends, market segments, and technologies may not be correct and we may not achieve the anticipated benefits of these transactions.

Integration or separation. Integration of an acquired company or technology is a complex, time consuming, and expensive process. The successful integration of an acquisition requires, among other things, that we integrate and retain key management, sales, research and development, and other personnel; integrate or separate the acquired products into or from our product offerings from both an engineering and sales and marketing perspective; integrate and support, or separate from, existing suppliers, distribution, and customer relationships; coordinate research and development efforts; and potentially consolidate, or prepare standalone, facilities and functions and back-office accounting, order processing, and other functions. If we do not successfully integrate an acquired company or technology, we may not achieve the anticipated benefits.

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The geographic distance between sites, the complexity of the technologies and operations being integrated or separated, and disparate corporate cultures, may increase the difficulties of such integration or separation. Management’s focus on such operations may distract attention from our day-to-day business and may disrupt key research and development, marketing, or sales efforts. In addition, it is common in the technology industry for aggressive competitors to attract customers and recruit key employees away from companies during the integration phase of an acquisition.

Internal controls, policies, and procedures. Acquired companies or businesses are likely to have different standards, controls, contracts, procedures, and policies, making it more difficult to implement and harmonize company-wide financial, accounting, billing, information, and other systems. Acquisitions of privately held and/or non-U.S. companies are particularly challenging because their prior practices in these areas may not meet the requirements of GAAP and U.S. export regulations. Furthermore, we may assume liabilities associated with past practices and the company’s compliance with legal and regulatory requirements in the jurisdictions in which they or we operate. Any acquisitions may require that we spend significant management time and attention establishing these standards, controls, contracts, procedures, and policies.

Key employees may be difficult to retain and assimilate. The success of many strategic transactions depends to a great extent on our ability to retain and motivate key employees. This can be challenging, particularly in the highly competitive market for technical personnel. Retaining key executives for the long-term can also be difficult due to other opportunities available to them. Disputes that may arise out of earn-outs, escrows, and other arrangements related to an acquisition of a company in which a key employee was a principal may negatively affect the morale of the employee and make retaining the employee more difficult. It could be difficult, time consuming, and expensive to replace any key management members or other critical personnel that do not accept employment with the Company following any transaction or whose employment is subsequently terminated. In addition to retaining key employees, we must integrate them into our company, or potentially re-direct their efforts, both of which can be difficult, time consuming, and costly. Changes in management or other critical personnel may be disruptive to our business and might also result in our loss of some unique skills and the departure of existing employees, customers, partners, vendors, and others.

We rely on third-party manufacturers to manufacture and produce our hardware products and to package certain of our software products, which subjects us to risks of product delivery delays and other supply risks.

We rely on a limited number of third parties to manufacture our hardware-based products and to replicate and package our boxed software products. Many of our products are manufactured and supplied by a single, although not the same, source. This reliance on third parties involves a number of risks that could have a negative impact on our business and financial results. Our reliance on these third-party manufacturers reduces our control over the manufacturing process and exposes us to risks, including reduced control over quality assurance, product costs, product supply, timing, and transportation risk. From time to time, we may be required to add new manufacturing partners to accommodate growth in orders or the addition of new products. It is time consuming and costly to qualify and implement new manufacturing partner relationships, and such additions increase the complexity of our supply chain management. If we lose, terminate, or fail to effectively manage our manufacturing partner relationships, or if any of our manufacturing partners experience production interruptions, including those caused by a natural disaster, epidemic, capacity shortages, or quality-control problems, it would negatively affect sales of our product lines manufactured by that manufacturing partner and adversely affect our business and results of operations.

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We rely on certain technology that we license from third parties, including software that is integrated with internally developed software and used with our products. Any loss of those licenses or any quality issues with third-party technology integrated with our products could have an adverse impact on our reputation and business.

We rely on certain technology that we license from third parties, including third-party commercial software and open source software, which is used with certain of our solutions. If we are unable to continue to license any of this software on terms we find acceptable, or if there are quality, security, or other substantive issues with any of this software, we may face delays in releases of our solutions or we may be required to remove such functionality from our solutions. In addition, our inability to obtain certain licenses or other rights might require us to engage in litigation regarding these matters, which could have a material adverse effect on our business, financial condition, and results of operations.

Our use of open source software could negatively affect our ability to sell our solutions and subject us to possible litigation.

We use open source software in our solutions and our development and operating environments and expect to continue to use open source software in the future. Open source software is typically provided without assurances of any kind. Because the source code of open source software components included in our solutions is publicly available, in instances where our usage is publicly disclosed or known, it may be easier to identify exploits or vulnerabilities in such open source software components, making our solutions using such open source software components more vulnerable to third parties seeking to compromise, undermine, or circumvent our solutions. If open source software programmers do not continue to develop and enhance open source technologies, our development expenses could increase and our schedules could be delayed. In addition, we may face claims from others seeking to enforce the terms of open source licenses, including by demanding release of derivative works or our proprietary source code that was developed using such open source software. The terms of many open source licenses have not been interpreted by U.S. or foreign courts, and these licenses could be construed in a way that could impose other unanticipated costs, conditions, or restrictions on our ability to commercialize our products. These claims could also result in litigation, require us to purchase a costly license, require us to devote additional research and development resources to change our solutions, or stop or delay shipment of such solutions, any of which could have a negative effect on our business, financial condition, and results of operations. In addition, if the license terms for the open source software that we utilize change, we may be forced to reengineer our solutions or incur additional costs. Although we regulate the use, incorporation, and updating of open source software into our products, we cannot be certain that we have in all cases incorporated open source software in our products in a manner that is consistent with the applicable open source license terms and inclusive of all available updates or security patches, and as a result we may be subject to claims for breach of contract or indemnity by our customers or for copyright violation, required to release our proprietary source code, pay damages, royalties, or license fees or other amounts, seek licenses, or experience quality control or security risks, any of which could require us to re-engineer our solutions, discontinue sales in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business.

If the protection of our proprietary technology is inadequate, we may not be able to adequately protect our innovations and brand.

Our success is dependent on our ability to create proprietary technology and to protect and enforce our intellectual property rights in that technology, as well as our ability to defend against adverse claims of third parties with respect to our technology and intellectual property. To protect our proprietary technology, we rely primarily on a combination of patents, contractual provisions, confidentiality procedures, trade secrets, and copyright and trademark laws. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult. In addition, the laws of some foreign countries, including countries

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where we sell solutions and have operations, do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate and unauthorized third parties, including current and future competitors, may independently develop similar or superior technology, duplicate or reverse engineer aspects of our products, or design around our patented technology or other intellectual property.

As of March 30, 2019, we had approximately 1,250 issued U.S. patents, in addition to approximately 500 issued foreign patents and approximately 700 pending U.S. and foreign patent applications. There can be no assurance that any of our pending patent applications will issue or that the patent examination process will not result in our narrowing the claims applied for in our patent applications or that any current or future issued patents will not be later challenged, limited, or invalidated. Furthermore, there can be no assurance that we will be able to detect any infringement of our existing or future patents (if any) or, if infringement is detected, that we will be successful in asserting claims or counterclaims, that our patents will be enforceable, that any damages awarded to us will be sufficient to adequately compensate us for the infringement, or that we will be able to obtain injunctive relief to prevent ongoing infringement.

There can be no assurance or guarantee that any products, services, or technologies that we are presently developing, or will develop in the future, will result in intellectual property that is subject to legal protection under the laws of the United States or a foreign jurisdiction or that produces a competitive advantage for us.

We may be sued by third parties for alleged infringement, misappropriation, or other violation of their proprietary rights, and it may be necessary for us to sue third parties to enforce and protect our proprietary rights, resulting in potential lengthy and expensive litigation.

From time to time, third parties may claim that we have infringed, misappropriated, or otherwise violated their intellectual property rights, including claims regarding patents, copyrights, trademarks, and trade secrets. Because of constant technological change in the segments in which we compete, the extensive patent coverage of existing technologies, and the rapid rate of issuance of new patents, we expect this trend to continue and that we will be required to defend against this type of litigation. The litigation process is subject to inherent uncertainties, so we may not prevail in litigation matters regardless of the merits of our position. In addition to the expense and distraction associated with litigation, adverse determinations could cause us to lose our proprietary rights, prevent us from manufacturing or selling our products, require us to obtain licenses to patents or other intellectual property rights that our products are alleged to infringe, misappropriate, or otherwise violate (which licenses may not be available on commercially reasonable terms or at all), or re-design or re-engineer our products to address actual or claimed infringement, misappropriation, or other violation and subject us to significant liabilities.

If we acquire technology to include in our products from third parties, our exposure to actions alleging infringement, misappropriation, or other violation may increase because we must rely upon these third parties to verify the origin and ownership of such technology. Similarly, we face exposure to actions alleging infringement, misappropriation, or other violation if we hire software engineers who were previously employed by competitors and those employees inadvertently or deliberately incorporate proprietary technology of our competitors into our products despite efforts by our competitors and us to prevent such infringement, misappropriation, or other violation.

From time to time, the U.S. Supreme Court, other U.S. federal courts and the U.S. Patent and Trademark Appeals Board, and their foreign counterparts, have made and may continue to make changes to the interpretation of patent, copyright, trademark, or other intellectual property laws in their respective jurisdictions. We cannot predict future changes to the interpretation of such existing laws or whether U.S. or foreign legislative bodies will amend such laws in the future. Any such changes may lead to uncertainties or increased costs and risks surrounding the prosecution, validity, enforcement and defense of our issued patents and patent applications, the outcome of third-party claims of infringement, misappropriation, or other violation of intellectual property brought against us and the actual or enhanced damages (including treble damages) that may be awarded in connection with any such current or future claims, and could have a material adverse effect on our business, financial condition, and results of operations.

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Our ability to maintain customer satisfaction depends in part on the quality of our technical support services, and increased demands on those services may adversely affect our relationships with our customers and negatively impact our financial results.

We offer technical support services with many of our solutions. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors or to successfully integrate support for our customers. Further customer demand for these services, without corresponding revenue, could increase costs and adversely affect our results of operations.

We have outsourced a substantial portion of our worldwide consumer support functions to third-party service providers. If these companies encounter financial difficulties, experience service disruptions, do not maintain sufficiently skilled workers and resources to satisfy our contracts or otherwise fail to perform at an acceptable level under these contracts, the level of support services to our customers may be significantly disrupted, which could materially harm our relationships with these customers.

Our business is subject to the risks of product defects, warranty claims, product returns, and product liability.

Our solutions are highly complex and may contain design defects or errors that are not detected before their commercial release, particularly when first introduced or as new versions or upgrades are released. Despite testing by us and by current and potential customers, design defects or errors may not be found until after commencement of commercial shipments, resulting in customer dissatisfaction and loss of or delay in market acceptance and sales opportunities. These errors and quality problems could also cause us to incur significant repair or replacement costs, divert the attention of our engineering personnel from our product development efforts, and cause significant customer relations problems. We may also incur significant costs in connection with a product recall and any related indemnification obligations. We have experienced errors or quality problems in the past in connection with solutions and enhancements and expect that errors or quality problems will be found from time to time in the future. Any of these errors or other quality problems could adversely affect our results of operations.

Historically, the amount of warranty claims we have received has not been significant, but there is no guarantee that claims will not be significant in the future. Any errors, defects, or other problems with our products could negatively impact our customers and result in financial or other losses. While we typically seek by contract to limit our exposure to damages, liability limitation provisions in our standard terms and conditions of sale, and those of our channel partners, may not be enforceable under some circumstances or may not fully or effectively protect us from customer claims and related liabilities and costs, including indemnification obligations under our agreements with channel partners or customers. The sale and support of our solutions also entail the risk of product liability claims. In addition, even claims that ultimately are unsuccessful could require us to incur costs in connection with litigation and divert management’s time and other resources, and could seriously harm the reputation of our business and solutions.

Our third-party strategic alliances expose us to a range of business risks and uncertainties that are outside of our control and that could have a material adverse impact on our business and financial results.

We have entered, and intend to continue to enter, into strategic alliances with third parties to support our future growth plans. These relationships involve technology licensing, product integration, and co-marketing and co-promotion activities. For example, we have arrangements with operating system vendors that provide us with sufficient technological access to new and updated versions of their operating systems to enable us to develop and deploy interoperable products that are deeply integrated with their operating systems on our customers’ networks and devices. We also partner with certain Internet search providers to promote their offerings to our

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customers. We invest significant time, money, and resources to establish and maintain these strategic relationships, but we have no assurance that any particular relationship will continue for any specific period of time.

Furthermore, certain of these strategic partners currently offer, and may in the future offer, products, and services that compete with our own solutions in certain markets, and in the future these partners may impose limitations on, or terminate, our partnerships in order to improve their own competitive position. Generally, our agreements with these partners are terminable without cause with no or minimal notice or penalties. Any adverse change in our relationships with a significant strategic partner could limit or delay our ability to offer certain new or competitive solutions, increase our development costs, and reduce our revenue, any of which could have an adverse impact on our competitive position and our financial performance. In addition, we could be required to incur significant expenses to develop a new strategic partnership or to develop and implement an alternative plan to pursue the opportunity that we targeted with the former partner, which could adversely affect our business, financial condition, and results of operations.

If cybersecurity industry analysts publish unfavorable or inaccurate research reports about our business, our financial performance could be harmed.

An increasing number of independent industry analysts and researchers regularly evaluate, compare, and publish reviews regarding the performance, efficiency, and functionality of cybersecurity products and services, including our own solutions. The market’s perception of our solutions may be significantly influenced by these reviews. We do not have any control over the content of these independent industry analysts and research reports, or the methodology they use to evaluate our solutions, which may be flawed or incomplete. Demand for our solutions could be harmed if these industry analysts publish negative reviews of our solutions or do not view us as a market leader. If we are unable to maintain a strong reputation, sales to new and existing customers and renewals could be adversely affected, and our financial performance could be harmed.

If we fail to successfully promote or protect our brand, our business, and competitive position may be harmed.

Due to the intensely competitive nature of our markets, we believe that building and maintaining our brand and reputation is critical to our success, and that the importance of positive brand recognition will increase as competition in our market further intensifies. Over our 30-year history, we have invested and expect to continue to invest substantial resources to promote and maintain our brand as a trusted cybersecurity provider, but there is no guarantee that our brand development strategies will enhance the recognition of our brand or lead to increased sales of our solutions.

Our failure to adequately maintain and protect personal information of our customers or our employees in compliance with evolving legal requirements could have a material adverse effect on our business.

We collect, use, store, disclose, or transfer (collectively, “process”) personal information, including from employees and customers, in connection with the operation of our business. A wide variety of local and international laws and regulations apply to the processing of personal information. Data protection and privacy laws and regulations are evolving and being tested in courts and may result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. For example, in 2016, the E.U. adopted the General Data Protection Regulation (“GDPR”), which took effect on May 25, 2018. The GDPR imposes requirements that may limit how we are permitted to process data on behalf of ourselves and our clients, and we may be required to incur significant additional costs to comply with these requirements. The GDPR specifies substantial maximum fines for failure to comply. Continued compliance with the GDPR and national laws in the E.U. may require significant changes to our products and practices to ensure compliance with applicable law.

In a referendum on June 23, 2016, voters in the U.K. voted for Brexit. It is currently unclear how long it will take the United Kingdom to negotiate a withdrawal agreement and the terms of its withdrawal and the nature of

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its future relationship with the E.U. are still being decided. This referendum has caused and may continue to cause political and economic uncertainty. Negotiations have commenced to determine the future terms of the U.K.’s relationship with the E.U. On April 11, 2019, the E.U. granted the U.K. an extension to October 31, 2019. The purpose of this extension is to allow for the ratification of the withdrawal agreement by the House of Commons of the U.K. The effects of Brexit will depend on many factors, including any agreements that the U.K. makes to retain access to E.U. markets either during a transitional period or more permanently. Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate.

A variety of data protection legislation also apply in the United States at both the federal and state level, including new laws that may impact our operations. For example, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018 (“CCPA”), which is expected to come into operation on January 1, 2020. The CCPA defines “personal information” in a broad manner and generally requires companies that process personal information of California residents to make new disclosures about their data collection, use, and sharing practices, allows consumers to opt-out of certain data sharing with third parties or sale of personal information, and provides a new cause of action for data breaches. The CCPA was amended in September 2018, and it is possible that it will be amended again before it becomes effective. Additionally, the Federal Trade Commission (“FTC”), and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. The burdens imposed by the CCPA and other similar laws that may be enacted at the federal and state level may require us to modify our data processing practices and policies and to incur substantial expenditures in order to comply.

Global privacy and data protection legislation, enforcement, and policy activity are rapidly expanding and evolving, and may be inconsistent from jurisdiction to jurisdiction. We may be or become subject to data localization laws mandating that data collected in a foreign country be processed only within that country. If any country in which we have customers were to adopt a data localization law, we could be required to expand our data storage facilities there or build new ones in order to comply. The expenditure this would require, as well as costs of compliance generally, could harm our financial condition.

Our actual or alleged failure to comply with any applicable laws and regulations or privacy-related contractual obligations, or to protect such data that we process, could result in litigation, regulatory investigations, and enforcement actions against us, including fines, orders, public censure, claims for damages by employees, customers, and other affected individuals, public statements against us by consumer advocacy groups, damage to our reputation and competitive position, and loss of goodwill (both in relation to existing customers and prospective customers), any of which could have a material adverse effect on our business, financial condition, and results of operations. Evolving and changing definitions of personal information, personal data, and similar concepts within the E.U., the United States, and elsewhere, especially relating to classification of IP addresses, device identifiers, location data, household data, and other information we may collect, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Additionally, if third parties that we work with, such as vendors or developers, violate applicable laws or our policies, such violations may also place personal information at risk and have an adverse effect on our business. Even the perception of privacy concerns, whether or not valid, may harm our reputation, subject us to regulatory scrutiny and investigations, and inhibit adoption of our products by existing and potential customers.

Our business operations and the use of our technology are subject to evolving legal requirements regarding privacy throughout the world.

We currently operate our business in jurisdictions where we are subject to evolving data protection or privacy laws and regulations. Certain of our products and services involve the transmission data between jurisdictions. While we believe these products and services comply with current regulatory and security requirements in the jurisdictions in which we offer these products and services, there can be no assurance that such requirements will not change or that we will not otherwise be subject to legal or regulatory actions. In addition, our products, when

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configured by our customers, may intercept and examine data in a manner that may subject their use to privacy and data protection laws and regulations in those jurisdictions in which our customers operate.

Any failure or perceived failure by us or by our products or services to comply with these laws and regulations may subject us to legal or regulatory actions, damage our reputation, or adversely affect our ability to sell our products or services. Moreover, if these laws and regulations change, or are interpreted and applied in a manner that is inconsistent with our data practices or the operation of our products and services, we may need to expend resources in order to change our business operations, data practices, or the manner in which our products or services operate. This could adversely affect our business, financial condition, and results of operations.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our solutions are subject to U.S. export controls, specifically the Export Administration Regulations and economic sanctions enforced by the Office of Foreign Assets Control. We incorporate standard encryption algorithms into certain of our solutions, which, along with the underlying technology, may be exported outside of the United States only with the required export authorizations, including by license, license exception, or other appropriate government authorizations, which may require the filing of a classification request or report. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions, including or embargoes. Even though we take precautions to ensure that we and our channel partners comply with all relevant regulations, any failure by us or our channel partners to comply with U.S. export requirements, U.S. customs regulations, U.S. economic sanctions, or other laws could have negative consequences, including reputational harm, government investigations, and substantial civil and criminal penalties (e.g., fines, incarceration for responsible employees and managers, and the possible loss of export or import privileges).

In addition, changes in our solutions or changes in export and import regulations, including as a consequence of the Export Control Reform Act of 2018, may create delays in the introduction of our solutions into international markets, including as a consequence of new licensing requirements, prevent certain personnel from developing or maintaining our products, prevent our end-customers with international operations from deploying our products globally or, in some cases, or prevent or delay the export or import of our solutions to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to develop, export to, or sell our solutions to, existing or potential end-customers with international operations. Any decreased use of our solutions or limitation on our ability to develop, export to, or sell our solutions in international markets would likely adversely affect our business, financial condition, and results of operations.

There is also significant uncertainty about the future relationship between the United States and various other countries, most significantly China, with respect to trade policies, treaties, government regulations, and tariffs. The current United States presidential administration is pursuing substantial changes to United States foreign trade policy with respect to China, Mexico, and other countries, including the possibility of imposing greater restrictions on international trade, restrictions on sales and technology transfers to certain Chinese corporations, and significant increases of tariffs on goods imported into the United States. Given the relatively fluid regulatory environment in China and the United States and uncertainty regarding how the United States or foreign governments will act with respect to tariffs, international trade agreements and policies, a trade war, further governmental action related to tariffs or international trade policies, or additional tax or other regulatory changes in the future could occur and could directly and adversely impact our financial results and results of operations.

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Failure to comply with the U.S. Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws, and applicable anti-money-laundering laws could subject us to penalties and other adverse consequences.

We currently conduct a substantial portion of our operations and sell our products and services in numerous countries outside of the United States, including in the APAC, EMEA, and LAR regions. Our global operations are subject to the FCPA, the U.K. Bribery Act 2010, and other anti-corruption, anti-bribery, anti-money laundering, and similar laws in the United States and other countries in which we conduct activities. The FCPA prohibits covered parties from offering, promising, authorizing, or giving anything of value, directly or indirectly, to a “foreign government official” with the intent of improperly influencing the official’s act or decision, inducing the official to act or refrain from acting in violation of lawful duty or obtaining or retaining an improper business advantage. In addition, other applicable anti-corruption laws prohibit bribery of domestic government officials as well as commercial bribery, which involves the giving or receiving improper payments to or from non-government parties.

While we have implemented policies, internal controls, and other measures reasonably designed to promote compliance with applicable anti-corruption, anti-bribery, and anti-money-laundering laws and regulations, our employees, agents, and strategic partners may engage in improper conduct for which we might be held responsible. Any violations of these anti-corruption and anti-bribery laws and regulations, or even allegations of such violations, can lead to an investigation and/or enforcement action, which could disrupt our operations, involve significant management distraction, and lead to significant costs and expenses, including legal fees. If we, or our employees, agents, or strategic partners acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, and other consequences that may have a material adverse effect on our business, financial condition, and results of operations.

In addition, our brand and reputation, our sales activities, or the value of our business could be adversely affected if we become the subject of any negative publicity related to actual or potential violations of anti-corruption, anti-bribery, or anti-money-laundering laws and regulations.

Economic conditions and regulatory changes leading up to and following the United Kingdom’s scheduled exit from the European Union could have a material adverse effect on our business and results of operations.

The U.K. government has commenced the legal process of leaving the E.U. There remains significant uncertainty about when and how the U.K. will officially exit the E.U., if at all, and the possible effects of Brexit including but not limited to, the imposition of trade barriers and increased costs throughout Europe, changes in European manufacturing and employment markets, and currency fluctuations. While the full effects of Brexit will not be known for some time, Brexit could cause disruptions to, and create uncertainty surrounding, our business and results of operations. The most immediate effect of the expected Brexit has been significant volatility in global equity and debt markets and currency exchange rate fluctuations. Ongoing global market volatility and a deterioration in economic conditions due to uncertainty surrounding Brexit, could significantly disrupt the markets in which we operate and lead our customers to closely monitor their costs and delay capital spending decisions.

Additionally, the expected Brexit has resulted in the immediate strengthening of the U.S. dollar against foreign currencies in which we conduct business. Although this strengthening has been somewhat ameliorated by the British government’s stated desire to accomplish a transitional exit, because we translate revenue denominated in foreign currency into U.S. dollars for our financial statements, during periods of a strengthening U.S. dollar, our reported revenue from foreign operations is reduced. As a result of Brexit and the continued negotiations within the U.K., there may be further periods of volatility in the currencies in which we conduct business.

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The effects of Brexit will depend on any agreements the U.K. makes to retain access to E.U. markets, either during a transitional period or more permanently. The measures could potentially disrupt the markets we serve and may cause us to lose customers and employees. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate.

Any of these effects of Brexit could materially adversely affect our business, results of operations and financial condition.

We may be unable to raise additional capital on acceptable terms, or at all.

We believe that our available cash and cash equivalents, together with funds from this offering and generated from our operating activities and unused availability under our Revolving Credit Facility, will be sufficient to meet our near term working and other capital requirements. However, if cash is required for unanticipated needs, including in connection with a proposed acquisition of a company or technology, we may need additional capital. The development and marketing of new solutions and our investment in sales and marketing efforts require a significant commitment of resources. If the markets for our solutions develop at a slower pace than anticipated, we could be required to raise additional capital. We cannot guarantee that, should it be required, sufficient debt or equity capital will be available to us under acceptable terms, if at all. If we were unable to raise additional capital when required, our business, financial condition, and results of operations could be seriously harmed.

We have experienced net losses in recent periods and may not achieve or maintain profitability in the future.

We experienced net losses of $512 million and $67 million for fiscal 2018 and the 13-week period ended March 30, 2019, respectively. While we have experienced revenue growth over these same periods, we may not be able to sustain or increase our growth or achieve profitability in the future or on a consistent basis. In recent years, we have changed our portfolio of products and invested in research and development to develop new products and enhance current solutions.

We also expect to continue to invest for future growth. We expect that to achieve profitability we will be required to increase revenues, manage our cost structure, and avoid significant liabilities. Revenue growth may slow, revenue may decline, or we may incur significant losses in the future for a number of possible reasons, including general macroeconomic conditions, increasing competition, a decrease in the growth of the markets in which we operate, or if we fail for any reason to continue to capitalize on growth opportunities. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance may be harmed.

Foreign currency exchange rate fluctuations may adversely affect our financial performance.

A significant portion of our transactions outside of the United States are denominated in foreign currencies. We remeasure revenues and costs from these transactions into U.S. dollars for reporting purposes. As a result, our future results of operations will continue to be subject to fluctuations in foreign currency rates. For example, due to concerns regarding the impact of Brexit, there has been, and may continue to be, volatility in global stock markets and foreign currency exchange rates that result in the strengthening or weakening of the U.S. dollar against foreign currencies in which we conduct business. We may be positively or negatively affected by fluctuations in foreign currency rates in the future, especially if international sales continue to grow as a percentage of our total sales. Additionally, fluctuations in currency exchange rates will impact our deferred revenue balance, which is a key financial metric at each period end. We may employ hedging techniques to mitigate this risk but hedging may be insufficient or the hedging may create losses. Furthermore, to the extent our

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customers’ or partners require us to enter into long-term contract denominated in foreign currencies, our exposure to these risks would increase. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition, and results of operations could be adversely affected.

Further, we have a substantial amount of euro-denominated indebtedness. Fluctuations in the exchange rate between U.S. dollars and euros may have a material adverse effect on our ability to repay such indebtedness.

Forecasting our estimated annual effective tax rate is complex and subject to uncertainty, and there may be material differences between our forecasted and actual tax rates.

Forecasts of our income tax position and effective tax rate are complex and subject to uncertainty because our income tax position for each year combines the effects of a mix of profits and losses earned by us and our subsidiaries in various tax jurisdictions with a broad range of income tax rates, as well as changes in the valuation of deferred tax assets and liabilities, the impact of various accounting rules and changes to these rules and tax laws, such as the U.S. federal income tax laws, including impacts of the Tax Cuts and Jobs Act (H.R.1) (the “2017 Tax Act”) arising from future interpretations of the 2017 Tax Act, the results of examinations by various tax authorities and the impact of any acquisition, business combination, or other reorganization or financing transaction. To forecast our global tax rate, we estimate our pre-tax profits and losses by jurisdiction and forecast our tax expense by jurisdiction. If our mix of profits and losses, our ability to use tax credits, or effective tax rates by jurisdiction is different than those estimated, our actual tax rate could be different than forecasted, which could have a material impact on our financial condition and results of operations.

As a multinational corporation, we conduct our business in many countries and are subject to taxation in many jurisdictions. The taxation of our business is subject to the application of multiple and conflicting tax laws and regulations as well as multinational tax conventions. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide earnings or losses, the tax regulations in each geographic region, the availability of tax credits and carryforwards, and the effectiveness of our tax planning strategies. The application of tax laws and regulations is subject to legal and factual interpretation, judgment, and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, and the evolution of regulations and court rulings. Consequently, taxing authorities may impose tax assessments or judgments against us that could materially impact our tax liability and/or our effective income tax rate.

In addition, we are subject to examination of our income tax returns by the Internal Revenue Service (“IRS”) and other tax authorities. If tax authorities challenge the relative mix of our U.S. and international income, our future effective income tax rates could be adversely affected. While we regularly assess the likelihood of adverse outcomes from such examinations and the adequacy of our provision for income taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority will not have an adverse effect on our business, financial condition, and results of operations.

Our global operations may expose us to increased tax risks.

We are generally required to account for taxes in each jurisdiction in which we operate. This process may require us to make assumptions, interpretations, and judgments with respect to the meaning and application of promulgated tax laws and related administrative and judicial interpretations. The positions that we take and our interpretations of the tax laws may differ from the positions and interpretations of the tax authorities in the jurisdictions in which we operate. An adverse outcome in any examination could have a significant negative impact on our cash position and net income. Although we have established reserves for examination contingencies in accordance with published guidance, there can be no assurance that the reserves will be sufficient to cover our ultimate liabilities.

Our provision for income taxes is subject to volatility and can be adversely affected by a variety of factors, including but not limited to: unanticipated decreases in the amount of revenue or earnings in countries with low

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statutory tax rates, changes in tax laws and the related regulations and interpretations (including various proposals currently under consideration), changes in accounting principles (including accounting for uncertain tax positions), and changes in the valuation of our deferred tax assets. Significant judgment is required to determine the recognition and measurement attributes prescribed in certain accounting guidance. This guidance applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely impact our provision for income taxes.

We may become involved in litigation, investigations, and regulatory inquiries and proceedings that could negatively affect us and our reputation.

From time to time, we are involved in various legal, administrative, and regulatory proceedings, claims, demands, and investigations relating to our business, which may include claims with respect to commercial, product liability, intellectual property, data privacy, consumer protection, breach of contract, employment, class action, whistleblower, and other matters. In the ordinary course of business, we also receive inquiries from and have discussions with government entities regarding the compliance of our contracting and sales practices with laws and regulations. Such matters can be costly and time consuming and divert the attention of our management and key personnel from our business operations. We have been and are currently, and expect to continue to be, subject to third-party intellectual property infringement claims by entities that do not have operating businesses of their own and therefore limit our ability to seek counterclaims for damages and injunctive relief. Plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), pay ongoing royalty payments, delay or prevent us from offering our products or services, or require that we comply with other unfavorable terms. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. We may also decide to settle such matters on terms that are unfavorable to us.

If we fail to comply with environmental requirements, our business, financial condition, results of operations, and reputation could be adversely affected.

Our operations and the sale of our solutions are subject to various federal, state, local, and foreign environmental and safety regulations, including laws adopted by the E.U., such as the Waste Electrical and Electronic Equipment Directive (“WEEE Directive”), and the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive (“E.U. RoHS Directive”), of certain metals from global hot spots. The WEEE Directive requires electronic goods producers to be responsible for marking, collection, recycling, and treatment of such products. Changes in the WEEE Directive of the interpretation thereof may cause us to incur additional costs or meet additional regulatory requirements, which could be material. Similar laws and regulations have been passed or are pending in China, South Korea, Norway, and Japan and may be enacted in other regions, including in the United States, and we are, or may in the future be, subject to these laws and regulations.

The E.U. RoHS Directive and similar laws of other jurisdictions limit the content of certain hazardous materials such as lead, mercury, and cadmium in the manufacture of electrical equipment, including our products. Currently, our products comply with the E.U. RoHS Directive requirements. However, if there are changes to this or other laws, or to their interpretation, or if new similar laws are passed in other jurisdictions, we may be required to reengineer our products or to use different components to comply with these regulations. This reengineering or component substitution could result in substantial costs to us or disrupt our operations or logistics.

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We are also subject to environmental laws and regulations governing the management of hazardous materials, which we use in small quantities in our engineering labs. Our failure to comply with past, present, and future environmental and safety laws could result in increased costs, reduced sales of our products, substantial product inventory write-offs, reputational damage, penalties, third-party property damage, remediation costs, and other sanctions, any of which could harm our business, financial condition, and results of operations. To date, our expenditures for environmental compliance have not had a material impact on our results of operations or cash flows, and although we cannot predict the future impact of such laws or regulations, they will likely result in additional costs and may increase penalties associated with violations or require us to change the content of our products or how they are manufactured, which could have a material adverse effect on our business, financial condition, and results of operations. We also expect that our business will be affected by new environmental laws and regulations on an ongoing basis, which may be more stringent, imposing greater compliance costs and increasing risks and penalties associated with violations which could harm our business.

Our business, financial condition, or results of operations could be significantly hindered by the occurrence of a natural disaster, terrorist attack, or other catastrophic event.

Our business operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, and other events beyond our control, and our sales opportunities may also be affected by such events. In addition, a substantial portion of our facilities, including our headquarters, are located in Northern California, an area susceptible to earthquakes. We do not carry earthquake insurance for earthquake-related losses. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any of these events.

Additionally, our customers may face a number of potential business interruption risks that are beyond our respective control. For example, our customers depend on the continuous availability of our cloud-based offerings. Our cloud-based offerings are vulnerable to damage or interruption from a variety of sources, including damage or interruption caused by telecommunications or computer systems failure, fire, earthquake, power loss, cyber-attack, human error, terrorist acts, and war. We use a variety of third-party data centers and do not control their operation. These facilities and networks may experience technical failures and downtime, may fail to distribute appropriate updates, or may fail to meet the increased requirements of a growing customer base, any of which could temporarily or permanently expose our customers’ networks, leaving their networks unprotected against the latest security threats, or, in the case of technical failures and downtime of a customer’s security operation center, all security threats. Depending upon how customers have configured their use of our products and services, network downtime within our data centers may also prevent certain customers from being able to access the Internet during the period of such network downtime.

To the extent that such events disrupt our business or the business of our current or prospective customers, or adversely impact our reputation, such events could adversely affect our business, financial condition, and results of operations.

Risks Related to Our Indebtedness

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our market, expose us to interest rate risk, and prevent us from timely satisfying our obligations.

As of March 30, 2019, our total debt outstanding under our Senior Secured Credit Facilities was approximately $4,165 million and our Revolving Credit Facility was undrawn. On June 13, 2019, we increased our borrowings under our First Lien USD Term Loan and First Lien EUR Term Loan by $300 million and €355 million, respectively. For a description of our Senior Secured Credit Facilities and definitions of capitalized

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terms used in this section, see “Description of Certain Indebtedness.” If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets, or issue equity to obtain necessary funds; we do not know whether we will be able to take any of such actions on a timely basis or on terms satisfactory to us or at all.

Our high degree of leverage could have important consequences, including:

•	making it more difficult for us to make payments on the Senior Secured Credit Facilities and our other obligations;

•	increasing our vulnerability to general economic and market conditions and to changes in the industries in which we compete;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, future working capital, capital expenditures, investments or acquisitions, future strategic business opportunities, or other general corporate requirements;

•	restricting us from making acquisitions or causing us to make divestitures or similar transactions;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, investments, acquisitions, and general corporate or other purposes;

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged; and

•	increasing our cost of borrowing.

Borrowings under our Senior Secured Credit Facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations may increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in acquisitions or other business activities necessary to achieve growth.

The terms of our outstanding indebtedness restrict us from engaging in specified types of transactions. These covenants restrict our ability to, among other things:

•	incur additional indebtedness;

•	create or incur liens;

•	engage in consolidations, amalgamations, mergers, liquidations, dissolutions, or dispositions;

•	pay dividends and distributions on, or purchase, redeem, defease, or otherwise acquire or retire for value, our capital stock;

•	make acquisitions, investments, loans (including guarantees), advances, or capital contributions;

•	create negative pledges or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;

•	sell, transfer, or otherwise dispose of assets, including capital stock of subsidiaries;

•	make prepayments or repurchases of debt that is contractually subordinated with respect to right of payment or security;

•	engage in certain transactions with affiliates;

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•	modify certain documents governing debt that is subordinated with respect to right of payment;

•	change our fiscal year; and

•	change our material lines of business.

In addition, our First Lien Credit Agreement includes a financial covenant which requires that, at the end of each fiscal quarter, for so long as the aggregate principal amount of borrowings under the Revolving Credit Facility exceeds 35% of the aggregate commitments under the Revolving Credit Facility, our first lien net leverage ratio cannot exceed 6.30 to 1.00. Our ability to comply with this financial covenant can be affected by events beyond our control, and we may not be able to satisfy it. See “Description of Certain Indebtedness.” As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns;

•	unable to compete effectively or to take advantage of new business opportunities; and/or

•	limited in our ability to grow in accordance with, or otherwise pursue, our business strategy.

Our Senior Secured Credit Facilities also contain numerous affirmative covenants that will remain in effect as long as our Senior Secured Credit Facilities remain outstanding. We are also required to make mandatory prepayments of the obligations under our Secured Credit Facilities in certain circumstances, including upon certain asset sales or receipt of certain insurance proceeds or condemnation awards, upon certain issuances of debt, and, annually, with a portion of our excess cash flow.

We cannot guarantee that we will be able to maintain compliance with these covenants or, that if we fail to do so, that we will be able to obtain waivers from the lenders or investors and/or amend the covenants. Even if we comply with all of the applicable covenants, the restrictions on the conduct of our business could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions, investments, and other corporate opportunities that may be beneficial to our business. Even if our Senior Secured Credit Facilities are terminated, any additional debt that we incur in the future could subject us to similar or additional covenants. See “Description of Certain Indebtedness.”

A breach of any of the covenants in the credit agreements governing our Senior Secured Credit Facilities could result in an event of default, which, if not cured or waived, could trigger acceleration of our indebtedness and an increase in the interest rates applicable to such indebtedness, and may result in the acceleration of or default under any other debt we may incur in the future to which a cross-acceleration or cross-default provision applies. The acceleration of the indebtedness under our Senior Secured Credit Facilities or under any other indebtedness could have a material adverse effect on our business, results of operations, and financial condition. In the event of any default under our existing or future credit facilities, the applicable lenders could elect to terminate borrowing commitments and declare all borrowings and loans outstanding, together with accrued and unpaid interest and any fees and other obligations, to be due and payable. In addition, we have granted a security interest in a significant portion of our assets to secure our obligations under our Senior Secured Credit Facilities. During the existence of an event of default under our Senior Secured Credit Facilities, the applicable lenders could exercise their rights and remedies thereunder, including by way of initiating foreclosure proceedings against any assets constituting collateral for our obligations under the Senior Secured Credit Facilities.

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which could have a material adverse effect on our business, financial condition, and results of operations.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and

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to certain financial, business, legislative, regulatory, and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and/or interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments, acquisitions, capital expenditures, and payments on account of other obligations, seek additional capital, restructure or refinance our indebtedness, or sell assets. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and could require us to comply with more onerous covenants, which could further restrict our business operations. In addition, we cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, or at all.

If we are at any point unable to repay or otherwise refinance our indebtedness when due, or if any other event of default is not cured or waived, the applicable lenders could accelerate our outstanding obligations or proceed against the collateral granted to them to secure that indebtedness, which could force us into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under the agreements governing our Senior Secured Credit Facilities or the exercise by the applicable lenders of their rights under the security documents would likely have a material adverse effect on our business.

We will require a significant amount of cash to service our indebtedness. The ability to generate cash or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control.

We are a holding company, and as such have no independent operations or material assets other than our ownership of equity interests in our subsidiaries, and our subsidiaries’ contractual arrangements with customers, and we will depend on our subsidiaries to distribute funds to us so that we may pay our obligations and expenses. Our ability to make scheduled payments on, or to refinance our respective obligations under, our indebtedness and to fund planned capital expenditures and other corporate expenses will depend on the ability of our subsidiaries to make distributions, dividends or advances to us, which in turn will depend on our subsidiaries’ future operating performance, on economic, financial, competitive, legislative, regulatory, and other factors, and any legal and regulatory restrictions on the payment of distributions and dividends to which they may be subject. Many of these factors are beyond our control. We can provide no assurance that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our respective obligations under our indebtedness or to fund our other needs. In order for us to satisfy our obligations under our indebtedness and fund planned capital expenditures, we must continue to execute our business strategy. If we are unable to do so, we may need to reduce or delay our planned capital expenditures or refinance all or a portion of our indebtedness on or before maturity. Significant delays in our planned capital expenditures may materially and adversely affect our future revenue prospects. In addition, we can provide no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Despite our level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt, including off-balance sheet financing, contractual obligations, and general and commercial liabilities. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future, including additional tranches of term loans and/or term loan increases, increases to our revolving commitments and/or additional revolving credit facilities as well as off-balance sheet financings, contractual obligations, and general and commercial liabilities. Although the terms of Senior Secured Credit Facilities contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of significant exceptions and qualifications and any additional indebtedness incurred in compliance with such restrictions could be substantial.

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These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. If we and our subsidiaries incur significant additional indebtedness or other obligations, the related risks that we face could increase.

If the financial institutions that are part of the syndicate of our Revolving Credit Facility fail to extend credit under our facility, our liquidity and results of operations may be adversely affected.

We have access to capital through our Revolving Credit Facility, which is governed by the First Lien Credit Agreement. Each financial institution which is part of the syndicate for our Revolving Credit Facility is responsible on a several, but not joint, basis for providing a portion of the loans to be made under our Revolving Credit Facility. If any participant or group of participants with a significant portion of the commitments in our Revolving Credit Facility fails to satisfy its or their respective obligations to extend credit under the facility and we are unable to find a replacement for such participant or participants on a timely basis (if at all), our liquidity may be adversely affected.

We may be adversely affected by the phase-out of, or changes in the method of determining, the London Interbank Offered Rate (“LIBOR”) or the Euro Interbank Offered Rate (“EURIBOR”), or the replacement of LIBOR and/or EURIBOR with different reference rates.

LIBOR is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on U.S. dollar-denominated loans globally. EURIBOR is a basic rate of interest used in lending between Eurozone banks and is widely used as a reference for setting the interest rate on Euro-denominated loans globally. Our Senior Secured Credit Facilities use LIBOR and EURIBOR as reference rates such that the interest due to our creditors under those facilities is calculated using LIBOR or EURIBOR, as applicable.

On July 27, 2017, the United Kingdom’s Financial Conduct Authority (the authority that administers LIBOR) announced that it intends to phase out LIBOR by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021, or if alternative rates or benchmarks will be adopted. Changes in the method of calculating LIBOR, or the replacement of LIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. This could materially and adversely affect our results of operations, cash flows, and liquidity. We cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks. We may need to renegotiate our Senior Secured Credit Facilities or incur other indebtedness, and changes in the method of calculating LIBOR, or the use of an alternative rate or benchmark, may negatively impact the terms of such renegotiated Senior Secured Credit Facilities or such other indebtedness. If changes are made to the method of calculating LIBOR or LIBOR ceases to exist, we may need to amend certain contracts and cannot predict what alternative rate or benchmark would be negotiated. This may result in an increase to our interest expense.

The European Money Markets Institute (the authority that administers EURIBOR) has undertaken a number of reforms in response to the EU Benchmark Regulation, which was first published in June 2016 and requires only benchmarks published by “authorized administrators” to be used in new financial contracts beginning on January 1, 2022. It is unclear whether new methods of calculating EURIBOR will be established such that it continues to exist after 2021, or if alternative rates or benchmarks will be adopted. Changes in the method of calculating EURIBOR, or the replacement of EURIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. This could materially and adversely affect our results of operations, cash flows, and liquidity. We cannot predict the effect of the potential changes to EURIBOR or the establishment and use of alternative rates or benchmarks. We may need to renegotiate our First Lien Credit Agreement or incur other indebtedness, and changes in the method of calculating EURIBOR, or the use of an alternative rate or benchmark, may negatively impact the terms of such renegotiated First Lien Credit Agreement or such other indebtedness. If changes are made to the method of calculating EURIBOR or EURIBOR ceases to exist, we may need to amend certain contracts and cannot predict what alternative rate or benchmark would be negotiated. This may result in an increase to our interest expense.

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We utilize derivative financial instruments to reduce our exposure to market risks from changes in interest rates on our variable rate indebtedness, including our Senior Secured Credit Facilities, and we will be exposed to risks related to counterparty credit worthiness or non-performance of these instruments.

We have entered into interest rate swap instruments to limit our exposure to changes in variable interest rates. While our hedging strategy is designed to minimize the impact of increases in interest rates applicable to our variable rate debt, including our Senior Secured Credit Facilities, there can be no guarantee that our hedging strategy will be effective, and we may experience credit-related losses in some circumstances. See Note 14 to our audited consolidated financial statements and Note 12 to our unaudited consolidated financial statements included elsewhere in this prospectus.

Risks Related to Our Organizational Structure

Our principal asset is our interest in Foundation Technology Worldwide LLC, and we are dependent upon Foundation Technology Worldwide LLC and its consolidated subsidiaries for our results of operations, cash flows, and distributions.

Upon completion of this offering, we will be a holding company and have no material assets other than our ownership of the LLC Units. As such, we have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses, including to satisfy our obligations under the tax receivable agreement, or declare and pay dividends in the future, if any, depend upon the results of operations and cash flows of Foundation Technology Worldwide LLC and its consolidated subsidiaries and distributions we receive from Foundation Technology Worldwide LLC. There can be no assurance that our subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions will permit such distributions.

We will be required to pay the Continuing LLC Owners and certain of our other pre-IPO investors and their affiliates for certain tax benefits we may realize in accordance with the tax receivable agreement between us and the Continuing LLC Owners and those other parties, and we expect that the payments we will be required to make will be substantial.

Our direct or indirect acquisition of LLC Units in connection with this offering (including the Reorganization Transactions) and future exchanges of LLC Units for shares of our Class A common stock (or cash) are expected to produce or otherwise deliver to us favorable tax attributes. Upon the completion of this offering, we will be a party to a tax receivable agreement, under which we generally will be required to pay to our Continuing LLC Owners and certain of our other pre-IPO investors and certain of their affiliates (collectively, the “TRA Beneficiaries”)     % of the applicable cash savings, if any, in U.S. federal, state, and local income tax that we actually realize or, in certain circumstances, are deemed to realize as a result of (1) tax basis in the assets of Foundation Technology Worldwide LLC and certain of its subsidiaries that is created as a result of (i) the exchange by the TRA Beneficiaries of their LLC Units for shares of our Class A common stock and (ii) payments made under the tax receivable agreement (including imputed interest), (2) net operating losses and other tax attributes of certain of our corporate subsidiaries and pre-IPO investors, and (3) existing tax basis in certain of the assets of Foundation Technology Worldwide LLC and its subsidiaries that is allocable to LLC Units we have acquired and subsequently acquire from the TRA Beneficiaries. We generally will retain the benefit of the remaining     % of the applicable tax savings.

The payment obligations under the tax receivable agreement are obligations of Greenseer Holdings Corp., and we expect that the payments we will be required to make under the tax receivable agreement will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that the reduction in tax payments for us associated with sales of the corresponding LLC Units as described above would aggregate to

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approximately $         over      years from the date of this offering based on an initial public offering price of $         per share of our Class A common stock, which is the midpoint of the price range set forth on the front cover of this prospectus, and assuming all future sales of LLC Units in exchange for our Class A common stock would occur one year after this offering. In this scenario, we would be required to pay the TRA Beneficiaries     % of such amount, or $        , over the            -year period from the date of this offering. The actual amounts may materially differ from these hypothetical amounts, as potential future reductions in tax payments for us and tax receivable agreement payments by us will be determined in part by reference to the market value of our Class A common stock at the time of the sale and the prevailing tax rates applicable to us over the life of the tax receivable agreement and will be dependent on us generating sufficient future taxable income to realize the benefit. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Tax Receivable Agreement.” Payments under the tax receivable agreement are not conditioned on the TRA Beneficiaries’ ownership of our shares after this offering.

The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of sales by the Continuing LLC Owners, the price of our Class A common stock at the time of the sales, whether such sales are taxable, the amount and timing of the taxable income we generate in the future, the tax rates then applicable to us, and the portions of our payments under the tax receivable agreement constituting imputed interest. Payments under the tax receivable agreement are expected to give rise to certain additional tax benefits attributable to either further increases in basis or in the form of deductions for imputed interest (generally calculated at a rate of     ). Any such benefits that we are deemed to realize under the terms of the tax receivable agreement are covered by the tax receivable agreement and will increase the amounts due thereunder. The tax receivable agreement will provide that interest, at a rate equal to         , will accrue from the due date (without extensions) of the tax return to which the applicable tax benefits relate to the date of payment specified by the tax receivable agreement. In addition, under certain circumstances where we are unable to make payment by the date so specified, the tax receivable agreement will provide for interest to accrue on the unpaid amount from the date so specified until the date of actual payment, at a rate equal to          .

Payments under the tax receivable agreement will be based in part on our tax reporting positions. Although we are not aware of any issue that would cause the IRS or other applicable taxing authority to challenge a tax basis increase or other tax attributes subject to the tax receivable agreement, we will not be reimbursed for any payments previously made under the tax receivable agreement if such basis increases or other benefits are subsequently disallowed. As a result, in certain circumstances, the payments we are required to make under the tax receivable agreement could exceed the benefits that we actually realize in respect of the attributes in respect of which the tax receivable agreement required us to make payment.

In certain circumstances, under its limited liability company agreement, Foundation Technology Worldwide LLC will be required to make tax distributions to us and the Continuing LLC Owners, and the distributions that Foundation Technology Worldwide LLC will be required to make may be substantial.

Funds used by Foundation Technology Worldwide LLC to satisfy its tax distribution obligations to the Continuing LLC Owners will not be available for reinvestment in our business. Moreover, the tax distributions that Foundation Technology Worldwide LLC will be required to make may be substantial, and will likely exceed (as a percentage of Foundation Technology Worldwide LLC’s net income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

As a result of potential differences in the amount of net taxable income allocable to us and to the Continuing LLC Owners, as well as the use of an assumed tax rate in calculating Foundation Technology Worldwide LLC’s distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the tax receivable agreement. To the extent, as currently expected, we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Foundation Technology Worldwide LLC, the Continuing LLC Owners would benefit from any

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value attributable to such accumulated cash balances as a result of their ownership of Class A common stock following an exchange of their LLC Units.

Our organizational structure, including the tax receivable agreement, confers certain benefits upon Continuing LLC Owners, which benefits are not conferred on Class A common stockholders generally.

Our organizational structure, including the tax receivable agreement, confers certain benefits upon the Continuing LLC Owners, which benefits are not conferred on the holders of our Class A common stock generally. In particular, we will enter into the tax receivable agreement with Foundation Technology Worldwide LLC and the TRA Beneficiaries, which will provide for the payment by us to the TRA Beneficiaries of     % of the amount of tax benefits, if any, that we realize, or in some circumstances are deemed to realize, as a result of (1) tax basis in the assets of Foundation Technology Worldwide LLC and certain of its subsidiaries that is created as a result of (i) the exchange by the TRA Beneficiaries of their LLC Units for shares of our Class A common stock and (ii) payments made under the tax receivable agreement (including imputed interest), (2) net operating losses and other tax attributes of certain of our corporate subsidiaries and pre-IPO investors, and (3) existing tax basis in certain of the assets of Foundation Technology Worldwide LLC and its subsidiaries that is allocable to LLC Units we have acquired and subsequently acquire from the TRA Beneficiaries. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for additional information. Although we will retain     % of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.

We will not be reimbursed for any payments made to the TRA Beneficiaries under their respective tax receivable agreements in the event that any purported tax benefits are subsequently disallowed by the IRS.

If the IRS or a state or local taxing authority challenges the tax basis adjustments and/or deductions that give rise to payments under the tax receivable agreement and the tax basis adjustments and/or deductions are subsequently disallowed, the recipients of payments under the agreements will not reimburse us for any payments we previously made to them. Any such disallowance would be taken into account in determining future payments under the tax receivable agreement and may, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the tax basis adjustments and/or deductions are disallowed, our payments under the tax receivable agreement could exceed our actual tax savings, and we may not be able to recoup payments under the tax receivable agreement that were calculated on the assumption that the disallowed tax savings were available.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We will be subject to income taxes in the United States and Canada, and our domestic and foreign tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of equity-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, regulations, or interpretations thereof; or

•	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

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In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state and foreign authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Risks Related to Our Class A Common Stock and this Offering

Our Sponsors and Intel will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

We are currently controlled, and after this offering is completed will continue to be controlled, by our Sponsors and Intel. Upon completion of this offering, investment funds affiliated with our Sponsors will beneficially own     % of the voting power of our outstanding Class A common stock (or     % if the underwriters exercise in full their option to purchase additional shares) and Intel will beneficially own     % of the voting power of our outstanding Class A common stock (or     % if the underwriters exercise in full their option to purchase additional shares), including shares of Class A common stock underlying LLC Units (and corresponding shares of Class B common stock) that are exchangeable for Class A common stock. As long as our Sponsors and Intel collectively own or control at least a majority of our outstanding voting power, they will have the ability to exercise substantial control and significant influence over our management and affairs and all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the election and removal of directors and the size of our board, any amendment of our certificate of incorporation or bylaws, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. See “Description of Capital Stock.” The concentration of voting power limits your ability to influence corporate matters and, as a result, we may take actions that you do not view as beneficial. As a result, the market price of our Class A common stock could be adversely affected. Even if their collective ownership falls below 50%, our Sponsors and Intel will continue to be able to strongly influence or effectively control our decisions.

Additionally, the interests of our Sponsors and Intel may not align with the interests of our other stockholders. Our Sponsors and Intel may, in the ordinary course of their respective businesses, acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsors and Intel each may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Certain of our directors have relationships with our Sponsors and Intel, which may cause conflicts of interest with respect to our business.

Following this offering,                of our                directors will be affiliated with our Sponsors and Intel. Our directors, who are affiliated with our Sponsors or Intel, have fiduciary duties to us and, in addition, have duties to our Sponsors and Intel. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and our Sponsors, whose interests may be adverse to ours in some circumstances.

We have identified a material weakness in our internal control over financial reporting, and if we fail to remediate this weakness and maintain proper and effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act, our ability to produce accurate and timely consolidated financial statements could be impaired, which could harm our operating results, our ability to operate our business, and investor confidence.

Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our controls over financial reporting. Although we will be required to

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disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act (including an auditor attestation on management’s internal controls report) until our annual report on Form 10-K for the fiscal year ending December 26, 2020.

To comply with the internal controls requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff that have the requisite knowledge of U.S. GAAP. Testing and maintaining internal controls can be costly, challenging, and potentially divert our management’s attention from other matters that are important to the operation of our business.

In connection with the audit of our consolidated financial statements for the year ended December 29, 2018, we and our independent registered public accounting firm identified a number of errors in our revenue recognition process that were immaterial to our consolidated financial statements; we determined that there was a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. We did not maintain effective controls specifically over the accuracy of our revenue accounting and reporting, due to the lack of effective review necessary to ensure accurate reporting of revenue and deferred revenue. Additionally, this material weakness could result in a misstatement of the aforementioned account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

We have implemented a remediation plan with respect to this material weakness. However, we cannot assure you that we have fully remediated this material weakness or that we will not identify other control deficiencies in the future.

If we fail to effectively remediate the material weakness, if we identify future material weaknesses in our internal controls over financial reporting, or if we are unable to comply with the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our consolidated financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the              on which our securities are listed, the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets, and our stock price may be adversely affected.

Moreover, no matter how well designed, internal control over financial reporting has inherent limitations. Therefore, internal controls over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the internal controls. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As such, we could lose investor confidence in the accuracy and completeness of our financial reports, which may have a material adverse effect on our reputation and stock price.

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Upon the listing of our shares, we will be a “controlled company” under                rules and, as a result, will qualify for certain exemptions from certain corporate governance requirements; you will therefore not have the same protections afforded to stockholders of companies that are subject to these governance requirements.

Because our Sponsors and Intel will continue to collectively control a majority of the voting power of our outstanding Class A common stock and Class B common stock on a combined basis after completion of this offering, we will be a “controlled company” within the meaning of                    corporate governance standards. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our Class A common stock, we have:

•	a board that is composed of a majority of “independent directors,” as defined under rules;

•	a compensation committee that is composed entirely of independent directors; and

•	a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we expect to have a board that is composed of a majority of independent directors. However, we may utilize some or all of the other exemptions applicable to “controlled companies.” Accordingly, for so long as we are a “controlled company,” you will not have the same protections afforded to stockholders of companies that are subject to all of the                corporate governance requirements. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

If you purchase shares of Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Class A common stock is substantially higher than the net tangible book deficit per share of our Class A common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book deficit per share after this offering. Based on an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, you will experience immediate dilution of $             per share, representing the difference between our pro forma net tangible book deficit per share after giving effect to this offering and the initial public offering price. In addition, purchasers of Class A common stock in this offering will have contributed      % of the aggregate price paid by all purchasers of our stock but will own only approximately     % of our Class A common stock outstanding after this offering. See “Dilution” for more detail.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Pursuant to our amended and restated certificate of incorporation and amended and restated bylaws as will be in effect upon the completion of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of Class A common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of Class A common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

An active, liquid trading market for our Class A common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our Class A common stock. Although we intend to list shares of our Class A common stock on                under the symbol “MCFE”, an active trading market for our

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Class A shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations among us, the selling stockholders and the underwriters and may not be indicative of market prices of our Class A common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity, and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our Class A common stock. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

As a public company, we will become subject to additional laws, regulations, and stock exchange listing standards, which will impose additional costs on us and may strain our resources and divert our management’s attention.

Prior to this offering, we operated on a private basis. After this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of             , and other applicable securities laws and regulations. Compliance with these laws and regulations will increase our legal and financial compliance costs and make some activities more difficult, time consuming, or costly. We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. We estimate that we will incur between $         million and $         million annually in expenses related to incremental insurance costs and other expenses associated with being a public company, including listing, printer, audit, and XBRL fees and investor relations costs. However, the incremental costs that we incur as a result of becoming a public company could exceed our estimate. These factors may therefore strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members. Moreover, the additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities.

Our results of operations and share price may be volatile, and the market price of our Class A common stock after this offering may drop below the price you pay.

Our quarterly results of operations are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price or at all. Our results of operations and the trading price of our shares may fluctuate in response to various factors, including:

•	actual or anticipated changes or fluctuations in our results of operations and whether our results of operations meet the expectations of securities analysts or investors;

•	actual or anticipated changes in securities analysts’ estimates and expectations of our financial performance;

•	announcements of new solutions, commercial relationships, acquisitions, or other events by us or our competitors;

•	general market conditions, including volatility in the market price and trading volume of technology companies in general and of companies in the IT security industry in particular;

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•	changes in how current and potential customers perceive the effectiveness of our platform in protecting against advanced cyberattacks or other reputational harm;

•	network outages or disruptions of our solutions or their availability, or actual or perceived privacy, data protection, or network information breaches;

•	investors’ perceptions of our prospects and the prospects of the businesses in which we participate;

•	sales of large blocks of our Class A common stock, including sales by our executive officers, directors, and significant stockholders;

•	announced departures of any of our key personnel;

•	lawsuits threatened or filed against us or involving our industry, or both;

•	changing legal or regulatory developments in the United States and other countries;

•	any default or anticipated default under agreements governing our indebtedness;

•	adverse publicity about us, our products and solutions, or our industry;

•	general economic conditions and trends; and

•	other events or factors, including those resulting from major catastrophic events, war, acts of terrorism, or responses to these events.

These and other factors, many of which are beyond our control, may cause our results of operations and the market price and demand for our shares to fluctuate substantially. While we believe that results of operations for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly results of operations could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

The Continuing LLC Owners have the right to have their LLC Units (and corresponding shares of Class B common stock) exchanged for shares of Class A common stock and any disclosure of such exchange or the subsequent sale of such Class A common stock may cause volatility in our stock price.

As of                      , 2019, we have an aggregate of              shares of Class A common stock that are issuable upon exchange of LLC Units (and corresponding shares of Class B common stock) that are held by the Continuing LLC Owners. Under the New LLC Agreement and, subject to certain restrictions set forth therein and as described elsewhere in this prospectus, including lock-up agreements with the underwriters, the Continuing LLC Owners will be entitled to have their LLC Units (and corresponding shares of Class B common stock) exchanged for shares of our Class A common stock.

We cannot predict the timing, size, or disclosure of any future issuances of our Class A common stock resulting from the exchange of LLC Units (and corresponding shares of Class B common stock) or the effect, if any, that future issuances, disclosure, if any, or sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.

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A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock. After this offering, we will have outstanding              shares of Class A common stock, based on the number of shares outstanding as of                 and including shares of Class A common stock into which outstanding LLC Units (and corresponding shares of Class B common stock) may be exchanged, and assuming no exercises of outstanding options after                 . Substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. These shares will, however, be able to be resold after the expiration of the lock-up agreements described in the “Shares Eligible for Future Sale” section of this prospectus. We also intend to file a Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”) to register all shares of Class A common stock that we may issue under our equity compensation plans. In addition, our Sponsors, Intel, and certain other holders of our equity interests have certain demand registration rights that could require us in the future to file registration statements in connection with sales of additional shares of our Class A common stock by such parties. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Stockholders Agreement.” Such sales could be significant. Once we register these shares, they can be freely resold in the public market, subject to legal or contractual restrictions, such as the lock-up agreements described in the “Underwriters” section of this prospectus. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Since we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

Although we have previously declared dividends to our equityholders, we do not anticipate paying any regular cash dividends on our Class A common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, and other factors that our board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our Class A common stock is solely dependent upon the appreciation of the price of our Class A common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares, or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our shares will be influenced, in part, by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on our Company. If no securities or industry analysts commence coverage of our Company, the trading price of our shares would likely be negatively impacted. In the event securities or industry analysts initiated coverage, and one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

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A credit ratings downgrade or other negative action by a credit ratings organization could adversely affect the trading price of the shares of our Class A common stock.

Credit rating agencies continually revise their ratings for companies they follow. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. In addition, developments in our business and operations could lead to a ratings downgrade for us or our subsidiaries. Any such fluctuation in the rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt which could have a material adverse effect on our operations, and financial condition, which in return may adversely affect the trading price of shares of our Class A common stock.

Provisions of our corporate governance documents could make an acquisition of our company more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

In addition to our Sponsors’ and Intel’s beneficial ownership of a controlling percentage of our common stock, our certificate of incorporation and bylaws, and the Delaware General Corporation Law (the “DGCL”) contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Our board of directors has the right to issue preferred stock without stockholder approval that could be used to dilute a potential acquiror. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the Company may be unsuccessful. See “Description of Capital Stock.”

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate,” and other similar expressions, although not all forward-looking statements contain these identifying words.

We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not rely on our forward-looking statements in making your investment decision. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements we make. Important factors that could cause actual results and events to differ materially from those indicated in the forward-looking statements include, among others, the following:

•	plans to develop and offer new products and services and enter new markets;

•	our expectations with respect to the continued stability and growth of our customer base;

•	anticipated trends, growth rates, and challenges in our business and in domestic and international markets;

•	our financial performance, including changes in and expectations with respect to revenues, and our expectation that we will continue to have meaningful visibility into future revenue;

•	investments or potential investments in new or enhanced technologies;

•	market acceptance of our solutions;

•

the success of our business strategy, including the growth in the market for cloud-based security solutions, acceptance of our own cloud-based solutions, and changes in our business model and operations;

•	our ability to cross-sell and up-sell to our existing customers;

•	our ability to maintain and expand our relationships with partners and on commercially acceptable terms, including our channel partners;

•	the effectiveness of our sales force, distribution channel, and marketing activities;

•	the growth and development of our direct and indirect channels of distribution;

•	our response to emerging and future cybersecurity risks;

•	our ability to continue to innovate and enhance our solutions;

•	our ability to develop new solutions and bring them to market in a timely manner;

•	our ability to prevent serious errors, defects, or vulnerabilities in our solutions;

•	our ability to maintain, protect, and enhance our brand and intellectual property;

•	our ability to compete against established and emerging cybersecurity companies;

•	risks associated with fluctuations in exchange rates of the foreign currencies in which we conduct business;

•	future acquisitions or investments;

•	our ability to remain in compliance with laws and regulations that currently apply or become applicable to our business both domestically and internationally;

•	the attraction, transition, and retention of qualified employees and key personnel;

•	economic and industry trend analysis;

•	the increased expenses associated with being a public company;

•	our estimated total addressable market;

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•	the impact of macroeconomic conditions on our business;

•	the adequacy of our capital resources to fund operations and growth;

•	our anticipated use of the net proceeds from this offering;

•	our Sponsors’ and Intel’s significant influence over us and our status as a “controlled company” under the rules of ;

•	risks relating to our corporate structure, tax rates, and tax receivable agreement; and

•	the other factors identified under the heading “Risk Factors” appearing elsewhere in this prospectus.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We undertake no obligation to update any forward-looking statements whether as a result of new information, future developments or otherwise.

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THE REORGANIZATION TRANSACTIONS

Organizational Structure after Completion of this Offering

Immediately following this offering, after giving effect to the Reorganization Transactions, Greenseer Holdings Corp. will be a holding company, and its sole material asset (held directly or through wholly-owned subsidiaries) will be its equity interest in Foundation Technology Worldwide LLC. As the direct or indirect sole managing member of Foundation Technology Worldwide LLC, Greenseer Holdings Corp. will operate and control all of the business and affairs of Foundation Technology Worldwide LLC and, through Foundation Technology Worldwide LLC and its subsidiaries, conduct our business. Accordingly, although we will have a minority economic interest in Foundation Technology Worldwide LLC, we will have the sole voting interest in, and control the management of, Foundation Technology Worldwide LLC. As a result, Greenseer Holdings Corp. will consolidate Foundation Technology Worldwide LLC in its consolidated financial statements and will report a non-controlling interest related to the LLC Units held by the Continuing LLC Owners in our consolidated financial statements.

Our organizational structure will allow the Continuing LLC Owners to retain their equity ownership in Foundation Technology Worldwide LLC, an entity that is intended to be classified as a partnership for U.S. federal income tax purposes, in the form of LLC Units. Investors participating in this offering will, by contrast, hold equity in Greenseer Holdings Corp., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of our Class A common stock. The Continuing LLC Owners and Greenseer Holdings Corp. will incur U.S. federal and applicable state and local income taxes on their allocable share of any taxable income of Foundation Technology Worldwide LLC (as allocated pursuant to the New LLC Agreement as it will be in effect at the time of this offering). In addition, pursuant to the Reorganization Transactions we will issue shares of our Class B common stock to the Continuing LLC Owners in an amount equal to the number of LLC Units held by each such Continuing LLC Owner. Shares of our Class B common stock will vote together with shares of our Class A common stock as a single class, except as otherwise required by law or pursuant to our amended and restated certificate of incorporation or amended and restated bylaws. See “Description of Capital Stock—Common Stock.” After completion of this offering, the Continuing LLC Owners will beneficially own     % in the aggregate of our outstanding Class A common stock and Class B common stock on a combined basis. As described in more detail below, each LLC Unit of Foundation Technology Worldwide LLC held by the Continuing LLC Owners can be exchanged (together with one share of our Class B common stock) for one share of our Class A common stock and is otherwise non-transferrable.

Incorporation of Greenseer Holdings Corp.

Greenseer Holdings Corp. was incorporated in Delaware on July 19, 2019. Greenseer Holdings Corp. has not engaged in any business or other activities except in connection with its incorporation. Greenseer Holdings Corp.’s amended and restated certificate of incorporation will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Following this offering, each Continuing LLC Owner will hold a number of shares of our Class B common stock equal to the number of LLC Units held by such Continuing LLC Owner, each of which provides its holder with no economic rights but entitles the holder to one vote on matters presented to Greenseer Holdings Corp.’s stockholders, as described in “Description of Capital Stock—Common Stock.” Holders of Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

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The Reorganization Transactions

Reorganization

In connection with the closing of this offering, we will consummate the following transactions, which we refer to as the “Reorganization Transactions”:

•

we will amend and restate the existing limited liability company agreement of Foundation Technology Worldwide LLC, to, among other things, appoint Greenseer Holdings Corp. or one of its wholly-owned subsidiaries as the sole managing member of Foundation Technology Worldwide LLC (the “New LLC Agreement”);

•

we will amend and restate Greenseer Holdings Corp.’s certificate of incorporation to, among other things, (i) provide for Class A common stock and Class B common stock and (ii) issue shares of Class B common stock to the Continuing LLC Owners, on a one-to-one basis with the number of LLC Units they own, for nominal consideration;

•

we will issue              shares of our Class A common stock to the purchasers in this offering (or              shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock), assuming the shares are offered at $         per share (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses;

•

we will contribute (directly or through one or our wholly-owned subsidiaries) the net proceeds from this offering (including net proceeds received upon exercise of the underwriters’ option to purchase additional Class A common stock) to one of our subsidiaries, which subsidiary will acquire newly-issued LLC Units from Foundation Technology Worldwide LLC at a purchase price per interest equal to the initial public offering price of Class A common stock, less underwriting discounts and commissions, collectively representing     % of Foundation Technology Worldwide LLC’s outstanding LLC Units (or     %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

Foundation Technology Worldwide LLC will use the proceeds from the sale of LLC Units to pay the unpaid expenses of this offering, which we estimate will be $             in the aggregate. We intend to use the remainder of the net proceeds from the offering, if any, for working capital and other general corporate purposes, including the acquisition of, or investment in complementary products, technologies, solutions, or business, although we have no present commitments or agreements to enter into any acquisitions or investments. See “Use of Proceeds”; and

•

Greenseer Holdings Corp. will enter into (i) one or more tax receivable agreements with the TRA Beneficiaries, (ii) a registration rights agreement with our Sponsors and Intel, and (iii) an exchange agreement with the Continuing LLC Owners. See “Certain Relationships and Related Party Transactions.”

Exchange Agreement

In connection with this offering, we and the Continuing LLC Owners will enter into an exchange agreement under which they (or certain permitted transferees) will have the right, from time to time and subject to the terms of the exchange agreement, to exchange their LLC Units, together with a corresponding number of shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions.

Tax Receivable Agreement

Pursuant to the exchange agreement described above, from time to time we may be required to acquire LLC Units of Foundation Technology Worldwide LLC from the holders thereof upon exchange for shares of our

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Class A common stock. An exchange of LLC Units is intended to be treated as a purchase of such LLC Units for U.S. federal income tax purposes. Foundation Technology Worldwide LLC intends to have an election under Section 754 of the Internal Revenue Code of 1986, as amended (the “Code”) in effect for taxable years in which such sales of LLC Units occur. Pursuant to the Section 754 election, sales of LLC Units are expected to result in an increase in the tax basis of tangible and intangible assets of Foundation Technology Worldwide LLC and certain of its subsidiaries. When we acquire LLC Units from the Continuing LLC Owners, we expect that both the existing basis for certain assets and the anticipated basis adjustments will increase depreciation and amortization deductions allocable to us for tax purposes from Foundation Technology Worldwide LLC, and therefore reduce the amount of income tax we would otherwise be required to pay in the future to various tax authorities. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets of Foundation Technology Worldwide LLC and its subsidiaries to the extent increased tax basis is allocated to those capital assets.

Upon the completion of this offering, we will be a party to one or more tax receivable agreements. Under these agreements, we generally will be required to pay to the TRA Beneficiaries     % of the applicable cash savings, if any, in U.S. federal, state, and local income tax that we are deemed to realize as a result of (1) tax basis in the assets of Foundation Technology Worldwide LLC and certain of its subsidiaries that is created as a result of (i) the exchange by the TRA Beneficiaries of their LLC Units for shares of our Class A common stock (as described in the paragraph above) and (ii) payments made under the tax receivable agreement (including imputed interest), (2) net operating losses and other tax attributes of certain of our corporate subsidiaries and pre-IPO investors, (3) existing tax basis in certain of the assets of Foundation Technology Worldwide LLC and its subsidiaries that is allocable to LLC Units we have acquired and subsequently acquire from the TRA Beneficiaries, and (4) certain other tax benefits related to our making payments under the tax receivable agreement or agreements.

This Offering

In connection with the completion of this offering, we intend to use the net proceeds we receive to purchase newly issued LLC Units from Foundation Technology Worldwide LLC. Assuming that the shares of Class A common stock to be sold in this offering are sold at $                per share, which is the midpoint of the price range on the front cover of this prospectus, at the time of this offering, we will purchase                newly issued LLC Units from Foundation Technology Worldwide LLC for an aggregate of $                million (or                LLC Units for an aggregate of $                million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Foundation Technology Worldwide LLC will bear or reimburse Greenseer Holdings Corp. for all of the expenses of this offering. Accordingly, following this offering, we will hold a number of LLC Units that is equal to the number of shares of Class A common stock that we have issued to investors in this offering.

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INDUSTRY AND MARKET DATA

This prospectus includes market data with respect to the computer software industry. In some cases we rely on and refer to market data and certain industry forecasts that were obtained from third-party surveys, market research, consultant surveys, publicly available information and industry publications and surveys, and in some cases, the information has been developed by us for purposes of this offering based on our existing data or data available from known sources or other proprietary research and analysis and is believed by us to have been prepared in a reasonable manner. We believe this data to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because it cannot always be verified due to the limitations on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties. As a result, you should be aware that market and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable.

These sources of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry publications or reports:

•	451 Research, Data Security Market Map 2018, July 2018;

•	eMarketer, Time Spent with Media 2019 US Report, April 2019;

•	Enterprise Strategy Group, Dealing with Overwhelming Volumes of Security Alerts, Jon Oltsik, March 3, 2017;

•	Enterprise Strategy Group, ESG Research Insights Paper—Automation and Analytics versus the Chaos of Cybersecurity Operations, Jon Oltsik, Jack Poller, September 2017;

•	Forrester, The Forrester Wave™: Cloud Security Gateways, Q1 2019, Andras Cser, February 20, 2019;

•	Gartner, Forecast: Internet of Things—Endpoints and Associated Services, Worldwide, 2017, Peter Middleton, Tracy Tsai, Masatsune Yamaji, Anurag Gupta, Denise Rueb, Published December 21, 2017(1);

•	Gartner, Forecast Analysis: Information Security, Worldwide, 2Q18 Update, Elizabeth Kim, Dale Gardner, Sid Deshpande, Ruggero Contu, Deborah Kish, Christian Canales, Published September 14, 2018(2);

•	Gartner, Magic Quadrant for Cloud Access Security Brokers, Craig Lawson, Steve Riley, Published October 29, 2018(3);

•

Gartner, Magic Quadrant for Security Information and Event Management, Kelly Kavanagh, Toby Bussa, Gorka Sadowski, Published December 3, 2018 (note that in the 2015 and 2016 reports, the Company is positioned as Intel Security Group and in the 2011 report as Nitro Security)(4);

•	IDC, MarketScape: Worldwide Cloud Security Gateways 2017 Vendor Assessment, Pete Lindstrom, Tom Austin, Konstantin Rychkov, 2017;

•	IDC, U.S. Mobile Worker Population Forecast, 2018–2022, December 2018;

•	IDC, Worldwide Consumer Endpoint Security Forecast, 2019–2023: Security Vendors May Want to Look Elsewhere for Growth;

•	IDC, Worldwide Corporate Endpoint Security Forecast, 2018–2022;

•	IDC, Worldwide Network Security Forecast, 2019–2023: On-Premise Security Is Still a Necessity in a Cloud-Centric World;

•	IDC, Worldwide Security Information and Event Management Forecast, 2019–2023: By Size of Business—Maintaining Excellence When You Are Surrounded;

•	IDC, Worldwide Web Security Forecast, 2018–2022: Cloud Security Gateways and Web Application Firewalls Drive Market Resurgence;

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GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

•	IDC Press Release, Cloud IT Infrastructure Revenues Continue to Expand Despite Slow Down in Spending in 2019, According to IDC, June 20, 2019;

•	IDC Press Release, Steady Commercial and Consumer Adoption Will Drive Worldwide Spending on the Internet of Things to $1.1 Trillion in 2023, According to a New IDC Spending Guide, June 13, 2019;

•	(ISC)² Cybersecurity Workforce Study 2018, (ISC)² October 2018;

•	Ponemon, 2019 Cost of Data Breach Study: Global Overview, Ponemon Institute and IBM Security, July 2019; and

•

Smarter With Gartner, What Edge Computing Means for Infrastructure and Operations Leaders, Contributor: Rob van der Meulen, Published October 3, 2018, https://www.gartner.com/smarterwithgartner/what-edge-computing-means-for-infrastructure-and-operations-leaders/(5).

The Gartner reports described herein, or the Gartner reports, represent research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., or Gartner, and are not representations of fact. Each Gartner report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner reports are subject to change without notice.

Gartner does not endorse any vendor, product, or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

TRADEMARKS, TRADE NAMES, AND SERVICE MARKS

We own or have rights to trademarks, trade names, and service marks that we use in connection with the operation of our business, including “McAfee,” “Skyhigh,” “Skyhigh Networks,” “TunnelBear,” and various other marks. Solely for convenience, the trademarks, trade names and service marks referred to in this prospectus are listed without the ®, SM, and TM symbols, but we will assert our rights to our trademarks, trade names, and service marks to the fullest extent under applicable law.

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USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of shares of Class A common stock in this offering will be approximately $         million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This estimate assumes an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, based on the same assumptions, we estimate our net proceeds will be approximately $         million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of Class A common stock, the midpoint of the price range set forth on the cover of this prospectus would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. An increase or decrease of 1,000,000 shares from the expected number of shares of Class A common stock to be sold by us in this offering would cause the net proceeds received by us to increase or decrease, respectively, by approximately $            million, assuming the assumed initial public offering price per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same. Any increase or decrease in proceeds due to a change in the initial public offering price or number of shares issued would increase or decrease, respectively, the amount of net proceeds contributed to Foundation Technology Worldwide LLC to be used by it for working capital and general corporate purposes.

We intend to use the net proceeds to purchase newly-issued LLC Units from Foundation Technology Worldwide LLC, as described in “The Reorganization Transactions—The Reorganization Transactions—Reorganization.” We intend to cause Foundation Technology Worldwide LLC to pay the unpaid expenses of this offering, which we estimate will be $             in the aggregate. We intend to use the remainder of the net proceeds from the offering for working capital and other general corporate purposes, including the acquisition of or investment in, complementary products, technologies, solutions, or business, although we have no present commitments or agreements to enter into any acquisitions or investments.

Other than as discussed above, we do not have more specific plans for the net proceeds from this offering. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. As of the date of this prospectus, we intend to invest the net proceeds in short-term interest-bearing investment-grade securities, certificates of deposit, or government securities. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

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DIVIDEND POLICY

Following completion of the offering, our board of directors does not currently intend to pay dividends on our Class A common stock. We currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. If Greenseer Holdings Corp. decides to pay a dividend on shares of our Class A common stock in the future, it would likely need to cause Foundation Technology Worldwide LLC to make distributions to Greenseer Holdings Corp. in an amount sufficient to cover such dividend. If Foundation Technology Worldwide LLC makes such distributions to Greenseer Holdings Corp., the other holders of LLC Units will be entitled to receive pro rata distributions. Any future determination to declare cash dividends on shares of our Class A common stock will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. Currently, the provisions of our Senior Secured Credit Facilities place certain limitations on the amount of cash dividends we can pay. See “Description of Certain Indebtedness.”

In March 2019, Foundation Technology Worldwide LLC distributed $333 million to its members that was accounted for as a reduction to equity in fiscal 2019.

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CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of March 30, 2019 on an actual basis, as well as on a pro forma basis to reflect:

•	the Reorganization Transactions;

•

the issuance of shares of Class A common stock by us in this offering and the receipt of approximately$             million in net proceeds from the sale of such shares, assuming an initial public offering price of$             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses; and

•	the application of the estimated net proceeds from the offering as described in “Use of proceeds.”

The pro forma as adjusted information set forth in the tables below is illustrative only and will be adjusted based on the initial public offering price and other terms of this offering determined at pricing. You should read this information together with our audited and unaudited consolidated and combined financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the headings “Selected Consolidated and Combined Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 30, 2019
(dollars in millions)	Actual	Pro Forma(1)
Cash and cash equivalents	$199

Long-term debt:
First Lien USD Term Loan(2)	2,787
First Lien EUR Term Loan(3)	828
Second Lien USD Term Loan(4)	550
Revolving Credit Facility	—

	$4,165

Members’/Stockholders’ (deficit) equity:
Class A common stock, $ par value per share, shares authorized and shares outstanding on a pro forma as adjusted basis	—
Class B common stock, $ par value per share, shares authorized and shares outstanding on a pro forma as adjusted basis	—
Additional paid in capital	—
Accumulated other comprehensive loss	(22)
Members’ equity	342
Accumulated deficit	(1,216)

Total members’/stockholders’ (deficit) equity	(896)

Non-controlling interest	—	—

Total capitalization	$3,468

(1)	Pro forma reflects the Reorganization Transactions and application of the estimated proceeds of the offering as described in “Use of Proceeds”.
(2)	First Lien USD Term Loan of $2,787 million excludes discount and issuance costs of $51 million.

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(3)	First Lien EUR Term Loan of $828 million excludes discount and issuance costs of $11 million.
(4)	Second Lien USD Term Loan of $550 million excludes discount and issuance costs of $15 million.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of Class A common stock, the midpoint of the price range set forth on the cover of this prospectus would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. An increase or decrease of 1,000,000 shares from the expected number of shares of Class A common stock to be sold by us in this offering would cause the net proceeds received by us to increase or decrease, respectively, by approximately $         million, assuming the assumed initial public offering price per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same. Any increase or decrease in proceeds due to a change in the initial public offering price or number of shares issued would increase or decrease, respectively, the amount of net proceeds contributed to Foundation Technology Worldwide LLC to be used by it for working capital and general corporate purposes.

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DILUTION

The Continuing LLC Owners will maintain their LLC Units of Foundation Technology Worldwide LLC after the Reorganization Transactions. Because the Continuing LLC Owners do not own any Class A common stock or have any right to receive distributions from Greenseer Holdings Corp., we have presented dilution in pro forma net tangible book value per share after this offering assuming that all of the holders of LLC Units (other than Greenseer Holdings Corp.) exchanged their LLC Units for newly issued shares of Class A common stock on a one-for-one basis and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Greenseer Holdings Corp.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed exchange of all LLC Units for shares of Class A common stock as described in the previous sentence as the “Assumed Exchange.”

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the initial public offering price per share of Class A common stock is substantially in excess of the net tangible book value per share of our Class A common stock attributable to the existing stockholders for our presently outstanding shares of Class A common stock, after giving effect to the Assumed Exchange. Our net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of Class A common stock issued and outstanding, after giving effect to the Assumed Exchange.

As of         , we had a historical net tangible book value of $             million, or $             per share of Class A common stock, based on              shares of our Class A common stock outstanding as of             , after giving effect to the Assumed Exchange. Dilution is calculated by subtracting net tangible book value per share of our Class A common stock from the assumed initial public offering price per share of our Class A common stock.

Investors participating in this offering will incur immediate and substantial dilution. Without taking into account any other changes in such net tangible book value after             , after giving effect to the Reorganization Transactions, the Assumed Exchange and the sale of shares of our Class A common stock in this offering assuming an initial public offering price of $             per share (the midpoint of the offering range shown on the cover of this prospectus), less the underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of          would have been approximately $             million, or $             per share of Class A common stock. This amount represents an immediate decrease in net tangible book value of $             per share of our Class A common stock to the existing stockholders and immediate dilution in net tangible book value of $             per share of our Class A common stock to investors purchasing shares of our Class A common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of , before giving effect to this offering	$
Increase in net tangible book value per share attributable to investors purchasing shares in this offering

Less: Pro forma as adjusted net tangible book value per share, after giving effect to this offering

Dilution in as adjusted net tangible book value per share to investors in this offering		$

If the underwriters exercise their option in full to purchase additional shares, the pro forma as adjusted net tangible book value per share of our Class A common stock after giving effect to this offering, the Reorganization Transactions and the Assumed Exchange would be $             per share of our Class A common

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stock. This represents a decrease in pro forma as adjusted net tangible book value of $             per share of our Class A common stock to existing stockholders and dilution in pro forma as adjusted net tangible book value of $             per share of our Class A common stock to new investors.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would decrease (increase) the pro forma as adjusted net tangible book value per share of our Class A common stock after giving effect to this offering, the Reorganization Transactions and the Assumed Exchange by $            , or by $             per share of our Class A common stock, assuming no change to the number of shares of our Class A common stock offered by us as set forth on the front cover page of this prospectus and after deducting the estimated underwriting discounts and expenses. An increase or decrease of 1,000,000 shares from the expected number of shares of Class A common stock to be sold by us in this offering would cause the net proceeds received by us to increase or decrease, respectively, by approximately $         million, assuming the assumed initial public offering price per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same. Any increase or decrease in proceeds due to a change in the initial public offering price or number of shares issued would increase or decrease, respectively, the amount of net proceeds contributed to Foundation Technology Worldwide LLC to be used by it for working capital and general corporate purposes.

The following table summarizes, as of             , on the pro forma as adjusted basis described above, the total number of shares of our Class A common stock purchased from us, the total consideration paid to us, and the average price per share of our Class A common stock paid by purchasers of such shares and by new investors purchasing shares of our Class A common stock in this offering.

	Shares purchased			Total consideration			Average price per share
	Number	Percent		Amount	Percent
Existing shareholders			%			%	$
New investors			%			%	$

Total		100%			100%		$

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, as applicable, the total consideration paid by new investors by $             million and increase or decrease, as applicable, the percent of total consideration paid by new investors by     %, assuming the number of shares of Class A common stock we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions. We may also increase or decrease the number of shares of Class A common stock we are offering. An increase or decrease of 1,000,000 in the number of shares of Class A common stock offered by us would increase or decrease, as applicable, total consideration paid by new investors by $             million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions.

The number of shares of Class A common stock to be outstanding after this offering is based on              shares of Class A common stock outstanding immediately following the Reorganization Transactions and excludes the following:

•	shares of Class A common stock issuable upon exchange or redemption of LLC Units, together with corresponding shares of Class B common stock;

•	shares of Class A common stock issuable upon exercise of outstanding awards under our equity incentive plans as of at a weighted average exercise price of $ per share of Class A common stock;

•	shares of Class A common stock reserved for future issuance under our equity incentive plans as of ; and

•	shares of Class A common stock authorized for sale under the ESPP as of .

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UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information reflects the impact of this offering, after giving effect to the Reorganization Transactions discussed in the section of this prospectus entitled “The Reorganization Transactions.” The unaudited pro forma consolidated statements of operations data for fiscal 2018 and the 13-week period ended March 30, 2019, give effect to the Reorganization Transactions and this offering as if they had occurred on December 31, 2017. The unaudited pro forma consolidated balance sheet data as of March 30, 2019 give effect to the Reorganization Transactions and this offering as if they had occurred on March 30, 2019.

We derived the unaudited pro forma consolidated financial information set forth below by applying the pro forma adjustments to the consolidated financial statements of Foundation Technology Worldwide LLC and subsidiaries included elsewhere in this prospectus. The unaudited pro forma consolidated financial information reflects pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable but are subject to change.

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us.

The unaudited pro forma consolidated financial information is presented for informational purposes only and should not be considered indicative of the actual financial position or results of operations that would have been achieved had the Reorganization Transactions and this offering been consummated on the dates indicated and does not purport to be indicative of the financial condition or results of operations as of any future date or for any future period. You should read our unaudited pro forma consolidated financial information and the accompanying notes in conjunction with the historical consolidated financial statements and related notes included elsewhere in this prospectus, as well as the financial and other information appearing elsewhere in this prospectus, including information contained in the sections entitled “Risk Factors,” “Selected Consolidated and Combined Financial and Other Data,” “Use of Proceeds,” “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma consolidated statements of operations for the fiscal year ended December 29, 2018 and the 13-week period ended March 30, 2019 give effect to (i) the Reorganization Transactions described under “The Reorganization Transactions,” (ii) the creation or acquisition of certain tax assets in connection with this offering and the reorganization transactions and the creation of related liabilities in connection with entering into the tax receivable agreement in connection with the Reorganization Transactions, and (iii) this offering and the expected use of the net proceeds from this offering as described under “Use of Proceeds,” as if each had occurred on December 31, 2017. The unaudited pro forma consolidated balance sheet as of March 30, 2019 gives effect to (i) the Reorganization Transactions described under “The Reorganization Transactions,” (ii) the creation or acquisition of certain tax assets in connection with this offering and the reorganization transactions, and the creation of related liabilities in connection with entering into the tax receivable agreement in connection with the Reorganization Transactions, and (iii) this offering and the expected use of the net proceeds from this offering as described under “Use of Proceeds,” as if each had occurred on March 30, 2019. See “Unaudited Pro Forma Financial Information.”

The historical consolidated financial position and results of operations of Greenseer Holdings Corp. have not been presented in the accompanying unaudited pro forma consolidated financial information as Greenseer Holdings Corp. is a newly incorporated entity formed on July 19, 2019, has had no business transactions or activities to date, and had no assets, liabilities, revenues, or expenses during the periods presented in this section.

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GREENSEER HOLDINGS CORP.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of March 30, 2019

(in millions)	Historical Foundation Technology Worldwide LLC	Pro forma adjustments	Pro forma Greenseer Holdings Corp.
Assets
Current assets:
Cash and cash equivalents	$199		$
Accounts receivable, net	237
Deferred costs	174
Other current assets	72

Total current assets	682

Property and equipment, net	174
Goodwill	2,426
Identified intangible assets, net	2,414
Deferred tax assets	54
Other long-term assets	208

Total assets	$5,958		$

Liabilities and equity
Current liabilities:
Accounts payable and other current liabilities	$137		$
Long-term debt, current portion	36
Accrued marketing	92
Income taxes payable	11
Accrued compensation and benefits	111
Lease liabilities	30
Deferred revenue	1,487

Total current liabilities	1,904

Long-term debt, net	4,052
Deferred tax liabilities	146
Other long-term liabilities	120
Deferred revenue, less current portion	632
Commitments and contingencies
Equity:
Accumulated other comprehensive loss	(22)
Members’ equity	342
Accumulated deficit	(1,216)

Total equity	(896)

Total liabilities and equity	$5,958		$

The accompanying notes are an integral part of this unaudited pro forma consolidated financial information.

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GREENSEER HOLDINGS CORP.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the 13-week period ended March 30, 2019

(in millions)	Historical Foundation Technology Worldwide LLC	Pro forma adjustments	Pro forma Greenseer Holdings Corp.
Net revenue	$637
Cost of sales	214		$

Gross profit	423
Operating expenses:
Sales and marketing	193
Research and development	94
General and administrative	59
Amortization of intangibles	58
Restructuring and transition charges	12

Total operating expenses	416

Operating income (loss)	7
Interest income (expense) and other, net	(70)
Foreign exchange gain (loss), net	13

Loss before income taxes	(50)
Provision for income tax expense	17

Net loss	$(67)		$

Pro forma net loss per share data:
Pro forma net loss per share:
Basic and diluted			$

Pro forma weighted average shares of Class A common stock outstanding:
Basic and diluted

The accompanying notes are an integral part of this unaudited pro forma consolidated financial information.

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GREENSEER HOLDINGS CORP.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the fiscal year ended December 29, 2018

(in millions)	Historical Foundation Technology Worldwide LLC	Pro forma adjustments	Pro forma Greenseer Holdings Corp.
Net revenue	$2,409		$
Cost of sales	840

Gross profit	1,569
Operating expenses:
Sales and marketing	815
Research and development	406
General and administrative	253
Amortization of intangibles	232
Restructuring and transition charges	36

Total operating expenses	1,742

Operating income (loss)	(173)
Interest income (expense) and other, net	(307)
Foreign exchange gain (loss), net	30

Loss before income taxes	(450)
Provision for income tax expense	62

Net loss	$(512)		$

Pro forma net loss per share data:
Pro forma net loss per share:
Basic and diluted			$

Pro forma weighted average shares of Class A common stock outstanding:
Basic and diluted

The accompanying notes are an integral part of this unaudited pro forma consolidated financial information.

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GREENSEER HOLDINGS CORP.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The Company made the following pro forma adjustments and assumptions in the preparation of the unaudited pro forma consolidated balance sheet:

●

●

The Company made the following pro forma adjustments and assumptions in the preparation of the unaudited pro forma consolidated statement of operation for the 13-week period ended March 31, 2019:

●

●

The Company made the following pro forma adjustments and assumptions in the preparation of the unaudited pro forma consolidated statement of operations for the fiscal year ended December 29, 2018:

●

●

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SELECTED CONSOLIDATED AND COMBINED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data of Foundation Technology Worldwide LLC should be read in conjunction with “The Reorganization Transactions,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited and unaudited consolidated and combined financial statements and the related notes included elsewhere in this prospectus. Following this offering, Foundation Technology Worldwide LLC will be considered our legal predecessor. The terms “Predecessor” and “Predecessor Business” and “Successor” and “Successor Business” used below and throughout this prospectus refer to the periods prior and subsequent to the Sponsor Acquisition on April 3, 2017, respectively.

The selected historical financial data in the following tables for the fiscal years ended and as of December 27, 2014 and December 26, 2015 and as of December 31, 2016 relate to the Predecessor Business and are derived from audited financial statements that are not included in this prospectus. The selected historical combined financial data in the following tables for fiscal 2016 and for the period from January 1, 2017 to April 3, 2017, relate to the Predecessor Business and are derived from the audited combined financial statements that are included elsewhere in this prospectus. The selected historical consolidated financial data in the following tables for the period from April 4, 2017 to December 30, 2017 and fiscal 2018 and as of December 30, 2017 and December 29, 2018 relate to the Successor Business and are derived from audited consolidated financial statements that are included elsewhere in this prospectus. The selected historical consolidated financial data in the following tables for the 13-week periods ended, and the consolidated balance sheet data as of March 31, 2018 and March 30, 2019, respectively, relate to the Successor and are derived from unaudited consolidated financial statements that are included elsewhere in this prospectus.

On April 3, 2017, our Sponsors and certain of their co-investors acquired a majority stake in Foundation Technology Worldwide LLC pursuant to the Sponsor Acquisition. Following the Sponsor Acquisition, our Sponsors and certain of their co-investors owned 51.0% of the common equity interests in Foundation Technology Worldwide LLC, with Intel and certain of its affiliates retaining the remaining 49.0% of the common equity interests. Although the period from January 1, 2017 to April 3, 2017 relates to the Predecessor Business and the period from April 4, 2017 to December 30, 2017 relates to the Successor, in order to assist in the period to period comparison we have combined these periods as a sum of the amounts without any other adjustments and refer to the combined period as the combined year 2017. This combination does not comply with GAAP or with the rules for pro forma presentation.

We maintain a 52- or 53-week fiscal year that ends on the last Saturday in December. Fiscal 2016 is a 53-week year starting on December 27, 2015 and ending on December 31, 2016. Period ended April 3, 2017 is a 13-week fiscal period starting on January 1, 2017. Period ended December 30, 2017 is a 39-week fiscal period starting on April 4, 2017. Fiscal 2018 is a 52-week year starting on December 31, 2017 and ending on December 29, 2018.

We adopted Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers, or ASC Topic 606, on December 31, 2017 using the modified retrospective transition method. Under this method, results for reporting periods beginning on December 31, 2017 are presented in accordance with ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting under ASC Topic 605, Revenue Recognition.

Selected historical consolidated financial data for Greenseer Holdings Corp. has not been provided, as Greenseer Holdings Corp. is a newly incorporated entity and has had no business transactions or other activities to date and no assets or liabilities during the periods presented below.

The unaudited consolidated financial statements were prepared on a basis consistent with our audited financial statements and include all adjustments, consisting of normal and recurring adjustments that we consider

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necessary for a fair presentation of the financial position and results of operations as of and for such periods. Operating results for the periods presented are not necessarily indicative of the results that may be expected in future periods, and operating results for the 13 weeks ended March 30, 2019 are not necessarily indicative of results for the full year.

	Predecessor				Successor	Combined	Successor	Successor
	Fiscal Year Ended	Fiscal Year Ended	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	13-Week Period Ended
(in millions except unit and share and per unit and share data)	December 27, 2014	December 26, 2015	December 31, 2016			December 30, 2017	December 29, 2018	March 31, 2018	March 30, 2019
Results of Operations Data
Net revenue	$2,285	$2,271	$2,387	$586	$1,490	$2,076	$2,409	$552		$637
Cost of sales(1)	828	563	596	163	542	705	840	207		214

Gross profit	1,457	1,708	1,791	423	948	1,371	1,569	345		423
Operating expenses:
Sales and marketing(1)	968	950	890	212	584	796	815	198		193
Research and development(1)	487	526	499	127	323	450	406	105		94
General and administrative(1)	185	175	206	51	157	208	253	72		59
Amortization of intangibles	225	200	193	40	167	207	232	58		58
Restructuring and transition charges	26	50	55	66	123	189	36	25		12

Total operating expenses	1,891	1,901	1,843	496	1,354	1,850	1,742	458		416

Operating income (loss)	(434)	(193)	(52)	(73)	(406)	(479)	(173)	(113)		7
Interest expense and other, net	(2)	(23)	(8)	(1)	(159)	(160)	(307)	(75)		(70)
Gain on divestiture	—	—	38	—	—	—	—	—		—
Foreign exchange gain (loss), net	—	—	(9)	3	(9)	(6)	30	(9)		13

Loss before income taxes	(436)	(216)	(31)	(71)	(574)	(645)	(450)	(197)		(50)
Provision for income tax expense	38	56	64	8	33	41	62	18		17

Net loss	$(474)	$(272)	$(95)	$(79)	$(607)	$(686)	$(512)	$(215)		$(67)

Net loss per unit, basic and diluted					$(6.58)		$(5.48)	$(2.31)		$(0.72)

Weighted-average units outstanding, basic and diluted					92.3		93.4	93.1		93.6

Pro forma net loss per share data:
Pro forma net loss per share, basic and diluted							$		$

Pro forma weighted-average shares of Class A Common Stock outstanding, basic and diluted

Statements of Cash Flow Data
Net cash provided by (used in):
Operating activities	$378	$404	$211	$(65)	$316	$251	$319	$52		$95
Investing activities	(124)	(52)	4	(10)	(39)	(49)	(677)	(635)		(15)
Financing activities	(286)	(371)	(164)	(23)	87	64	459	504		(344)

(1) Includes equity-based compensation expense as follows:

	Predecessor				Successor	Combined	Successor	Successor
	Fiscal Year Ended	Fiscal Year Ended	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	13-Week Period Ended
(in millions)	December 27, 2014	December 26, 2015	December 31, 2016			December 30, 2017	December 29, 2018	March 31, 2018	March 30, 2019
Cost of sales	$9	$9	$11	$3	$—	$3	$1	$—	$—
Sales and marketing	39	45	40	9	3	12	6	2	1
Research and development	35	37	34	8	2	10	13	4	3
General and administrative	17	7	10	3	3	6	8	2	2

Total equity-based compensation expense	$100	$98	$95	$23	$8	$31	$28	$8	$6

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Consolidated Balance Sheet Data

	Predecessor			Successor		Successor
(in millions)	As of December 27, 2014	As of December 26, 2015	As of December 31, 2016	As of December 30, 2017	As of December 29, 2018	As of March 31, 2018	As of March 30, 2019
Cash and cash equivalents	$129	$96	$146	$371	$468	$296	$199
Working capital	(884)	(1,031)	(990)	(792)	(882)	(1,021)	(1,222)
Total assets	6,325	5,781	5,531	5,893	6,369	6,434	5,958
Current and long-term deferred revenue	1,678	1,721	1,769	1,693	2,107	1,878	2,119
Current and long-term debt, net of borrowingcosts.	—	—	—	3,671	4,108	4,178	4,088
Accumulated deficit	—	—	—	(607)	(1,148)	(851)	(1,216)

Total equity	$3,904	$3,178	$3,015	$56	$(471)	$(173)	$(896)

Non-GAAP Financial Measures

We believe that in addition to our results determined in accordance with GAAP, adjusted net revenue, adjusted EBITDA, adjusted EBITDA margin, free cash flow, and free cash flow margin are useful in evaluating our business, results of operations and financial condition. We believe that this non-GAAP financial information may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period-to-period comparisons of operations, as these eliminate the effects of certain variables from period to period for reasons that we do not believe reflect our underlying business performance. However, non-GAAP financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation. Other companies in our industry may calculate these measures differently, which may limit their usefulness as a comparative measure.

We believe that these non-GAAP financial measures as presented in the below tables, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations, or outlook.

	Predecessor		Successor	Combined	Successor	Successor
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	13-Week Period Ended
(in millions, except percentages)	December 31, 2016			December 30, 2017	December 29, 2018	March 31, 2018	March 30, 2019
Net revenue	$2,387	$586	$1,490	$2,076	$2,409	$552	$637
Adjusted net revenue	2,387	586	1,885	2,471	2,545	614	653

Net loss	$(95)	$(79)	$(607)	$(686)	$(512)	$(215)	$(67)
Adjusted EBITDA	536	138	439	577	644	136	199
Adjusted EBITDA margin	22.5%	23.5%	23.3%	23.4%	25.3%	22.1%	30.5%

Net cash provided by (used in) operating activities	$211	$(65)	$316	$251	$319	$52	$95
Net cash provided by (used in) investing activities	4	(10)	(39)	(49)	(677)	(635)	(15)
Net cash provided by (used in) financing activities	(164)	(23)	87	64	459	504	(344)
Free cash flow	171	(94)	277	183	257	32	80
Free cash flow margin	7.2%	(16.0)%	14.7%	7.4%	10.1%	5.2%	12.3%

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Adjusted Net Revenue

We define adjusted net revenue as net revenue, excluding the impact of purchase accounting and other revenue that we do not believe is reflective of our ongoing operations and performance. We regularly monitor this measure to assess our operating performance. On April 3, 2017, in connection with the Sponsor Acquisition, we were required to write down our deferred revenue balances due to purchase accounting in accordance with GAAP. In addition, in connection with our other acquisitions, including our acquisitions of Skyhigh Networks in January 2018 and of TunnelBear in March 2018, we were also required to make similar adjustments to write down acquired deferred revenue balances due to purchase accounting in accordance with GAAP. The impact on revenue related to purchase accounting as a result of these transactions and particularly as a result of the Sponsor Acquisition, limits the comparability of our revenue between periods, and if these adjustments were not made, our future revenue growth rates could appear overstated. While the deferred revenue written down in connection with our acquisitions will never be recognized as revenue under GAAP, we do not expect the Sponsor Acquisition to have an impact on future renewal rates of the contracts included within the deferred revenue write-down, nor do we expect revenue generated from new contracts to be similarly impacted by purchase accounting adjustments. We believe presenting adjusted net revenue provides management and investors consistency and comparability with our past financial performance and facilitates period to period comparisons of operations, as it eliminates the effects of certain variations unrelated to our overall performance.

The following table presents a reconciliation of our adjusted net revenue to our GAAP net revenue during the periods presented:

	Predecessor		Successor	Combined	Successor	Successor
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	13-Week Period Ended
(in millions, except percentages)	December 31, 2016			December 30, 2017	December 29, 2018	March 31, 2018	March 30, 2019
Net revenue	$2,387	$586	$1,490	$2,076	$2,409	$552	$637
Add: Purchase accounting adjustments to deferred revenue	—	—	395	395	151	62	16
Less: Cumulative catch-up adjustment for claw-back revenue(1)	—	—	—	—	(15)	—	—

Adjusted net revenue	$2,387	$586	$1,885	$2,471	$2,545	$614	$653

Percentage increase over prior period				4%	3%		6%

(1)	Represents a release of revenue under reserve for a single customer in connection with such customer’s right under certain circumstances to claw-back revenue from us within twelve months of payment.

For comparability between the combined year 2017 and fiscal 2018, we present net revenue and adjusted net revenue for fiscal 2018 under ASC Topic 605 in the table below:

	Predecessor	Successor	Combined	Successor
(in millions, except percentages)	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year ended December 30, 2017	Fiscal year ended December 29, 2018	Variance in
					Dollars	Percent
Net revenue under ASC Topic 605	$586	$1,490	$2,076	$2,507	$431	20.8%
Adjusted net revenue under ASC Topic 605	586	1,885	2,471	2,643	172	7.0%

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Adjusted EBITDA and Adjusted EBITDA Margin

We regularly monitor adjusted EBITDA and adjusted EBITDA margin, as they are measures we use to assess our operating performance. We define adjusted EBITDA as net income (loss), excluding the impact of purchase accounting, amortization of intangible assets, depreciation expense, interest income (expense), income tax provision (benefit), equity-based compensation expense, other costs, and revenue that we do not believe are reflective of our ongoing operations and performance. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by adjusted net revenue. We believe presenting adjusted EBITDA and adjusted EBITDA margin provides management and investors consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations, as it eliminates the effects of certain variations unrelated to our overall performance. Adjusted EBITDA and adjusted EBITDA margin have limitations as an analytical tools, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

adjusted EBITDA excludes the impact of the write-down of deferred revenue due to purchase accounting in connection with the Sponsor Acquisition and our other acquisitions, and therefore include revenue that will never be recognized under GAAP;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including net income (loss) and our other GAAP results. In evaluating adjusted EBITDA and adjusted EBITDA margin, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted EBITDA and adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation of adjusted EBITDA and adjusted EBITDA margin. Adjusted EBITDA and adjusted EBITDA margin are not presentations made in accordance with GAAP and the use of these terms vary from other companies in our industry.

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The following table presents a reconciliation of our adjusted EBITDA to our GAAP net income (loss) during the periods presented:

	Predecessor		Successor	Combined	Successor	Successor
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	13-Week Period Ended
(in millions, except percentages)	December 31, 2016			December 30, 2017	December 29, 2018	March 31, 2018	March 30, 2019
Net loss	$(95)	$(79)	$(607)	$(686)	$(512)	$(215)	$(67)
Add: Interest (income) expense	(2)	—	158	158	308	75	70
Add: Tax	64	8	33	41	62	18	17
Add: Amortization	200	42	340	382	482	119	121
Add: Depreciation	71	18	47	65	60	14	16
Add: Equity-based compensation	95	23	8	31	28	8	6
Add: Cash in lieu of equity awards(1)	—	—	42	42	36	12	5
Add: Acquisition and integration costs(2)	—	—	3	3	30	11	6
Add: Restructuring and transition(3)	55	66	123	189	36	25	12
Add: Foreign exchange loss (gain) and effect of related hedges	14	(3)	9	6	(30)	9	(13)
Add: Purchase accounting adjustments to deferred revenue	—	—	395	395	151	62	16
Less: Purchase accounting adjustments to deferred costs	—	—	(126)	(126)	(33)	(18)	(2)
Add: Excess allocations and carve out adjustments(4)	172	63	—	63	—	—	—
Add: Management fees(5)	—	—	6	6	8	2	2
Add: Implementation costs of adopting ASC Topic 606	—	—	—	—	6	1	3
Add: Transformation initiatives(6)	—	—	8	8	27	13	7
Less: Cumulative catch-up adjustment for claw-back revenue(7)	—	—	—	—	(15)	—	—
Less: Divested and disposed business	(38)	—	—	—	—	—	—

Adjusted EBITDA	$536	$138	$439	$577	$644	$136	$199

Percentage increase over prior period				8%	12%		46%
Adjusted net revenue	$2,387	$586	$1,885	$2,471	$2,545	$614	$653
Adjusted EBITDA margin	22.5%	23.5%	23.3%	23.4%	25.3%	22.1%	30.5%

(1)

As a result of the Sponsor acquisition, cash awards were provided to certain employees who held Intel equity awards in lieu of equity in Foundation Technology Worldwide LLC. In addition, as a result of the Skyhigh acquisition, cash awards were provided to certain employees who held Skyhigh equity awards in lieu of equity in Foundation Technology Worldwide LLC. As we do not have a comparable program, we believe this expense is not reflective of our ongoing results.

(2)

Represents both direct and incremental costs in connection with business acquisitions, including acquisition consideration structured as cash retention, third party professional fees, and other integration costs.

(3)

Represents both direct and incremental costs associated with our separation from Intel, including standing up our back office and costs to execute strategic restructuring events, including third-party professional fees and services, transition services provided by Intel, severance, and facility restructuring costs.

(4)

Represents expenses allocated by Intel to our Predecessor financial statements in connection with the Sponsor Acquisition and hardware costs during the Predecessor period in excess of costs realized on a standalone basis.

(5)

Represents management fees paid to certain affiliates of our Sponsors and Intel pursuant to the Management Services Agreement. The Management Services Agreement will terminate in connection with this offering and we will be required to pay a one-time fee of $        to such parties.

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(6)

Represents costs incurred in connection with transformation of the business post-Intel separation and includes the savings impact of workforce restructuring involving both eliminations of positions and relocations to lower cost locations in connection with MAP (assuming such restrictions occurred at the beginning of the period), strategic initiatives to improve customer retention, activation to pay and cost synergies, inclusive of duplicative run rate costs related to facilities, and data center rationalization.

(7)	Represents a release of revenue under reserve for a single customer in connection with such customer’s right under certain circumstances to claw-back revenue from us within twelve months of payment.

For comparability between combined year 2017 and fiscal 2018, we present adjusted EBITDA and adjusted EBITDA margin for fiscal 2018 under ASC Topic 605 in the table below:

	(Predecessor)	(Successor)	(Combined)	(Successor)
(in millions, except percentages)	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year ended December 30, 2017	Fiscal year ended December 29, 2018	Variance in
					Dollars	Percent
Net loss under ASC Topic 605	$(79)	$(607)	$(686)	$(452)	234	34.1%
Adjusted EBITDA under ASC Topic 605	138	439	577	704	127	22.0%
Adjusted net revenue under ASC Topic 605	586	1,885	2,471	2,643	172	7.0%
Adjusted EBITDA Margin % under ASC Topic 605			23.4%	26.6%

Free Cash Flow and Free Cash Flow Margin

We define free cash flow as net cash provided by operating activities less capital expenditures. Free cash flow margin is calculated as free cash flow divided by adjusted net revenue. We consider free cash flow and free cash flow margin to be liquidity measures that provide useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening the balance sheet.

The following table presents a reconciliation of our free cash flow to our GAAP cash provided by operating activities during the periods presented:

	Predecessor		Successor	Combined	Successor	Successor
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	13-Week Period Ended
(in millions, except percentages)	December 31, 2016			December 30, 2017	December 29, 2018	March 31, 2018	March 30, 2019
Net cash provided by (used in) operating activities	$211	$(65)	$316	$251	$319	$52	$95
Less: Capital expenditures(1)	(40)	(29)	(39)	(68)	(62)	(20)	(15)

Free cash flow(2)	$171	$(94)	$277	$183	$257	$32	$80

Percentage increase over prior period				7%	40%		150%
Adjusted net revenue	$2,387	$586	$1,885	$2,471	$2,545	$614	$653
Free cash flow margin	7.2%	(16.0)%	14.7%	7.4%	10.1%	5.2%	12.3%

(1)	Capital expenditures includes payments for property and equipment and investments in software.
(2)

Free cash flow includes $150 million and $290 million, in cash interest expense for the period from April 4 to December 30, 2017 and fiscal 2018, respectively, and $70 million and $65 million in cash interest expense for the 13-week periods ended March 31, 2018 and March 30, 2019, respectively.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and consolidated and combined results of operations in conjunction with the “Selected Consolidated and Combined Financial and Other Data” section of this prospectus and our consolidated and combined financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. See “Cautionary Note Regarding Forward Looking Statements.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in the “Risk Factors” section and elsewhere in this prospectus.

Unless the context requires otherwise, references in this prospectus to the “Company,” “we,” “us,” “our,” and “McAfee” (i) for periods through April 3, 2017, refer to the McAfee cybersecurity business, which operated as a part of a business unit of Intel, (ii) for periods from April 4, 2017 to prior to giving effect to the Reorganization Transactions described under “The Reorganization Transactions,” refer to Foundation Technology Worldwide LLC and its subsidiaries.

On April 3, 2017, our Sponsors and certain of their co-investors acquired a majority stake in Foundation Technology Worldwide LLC pursuant to the Sponsor Acquisition. Following the Sponsor Acquisition, our Sponsors and certain of their co-investors owned 51.0% of the common equity interests in Foundation Technology Worldwide LLC with Intel and certain of its affiliates retaining the remaining 49.0% of the common equity interests. Although the period from January 1, 2017 to April 3, 2017 relates to the Predecessor Business and the period from April 4, 2017 to December 30, 2017 relates to the Successor, in order to assist in the period to period comparison we have combined these periods as a sum of the amounts without any other adjustments and refer to the combined period as the combined year 2017. This combination does not comply with GAAP or with the rules for pro forma presentation.

Overview

McAfee is a global leader and trusted brand in cybersecurity, protecting many of the world’s largest government and enterprise clients and hundreds of millions of consumers with a portfolio that spans from device to the cloud. For enterprises and governments, we protect data and defend against threats from device to cloud in complex, heterogeneous IT environments, supporting the most advanced cybersecurity infrastructures with threat insights gathered from one billion sensors across McAfee’s global footprint in multiple domains (device, network, gateway, and cloud). Our award-winning products offer protection that meets the antivirus, identity and privacy needs of consumers at home or on the go, inclusive of securing connected household devices, public WiFi service, personal computers, mobile devices, and personal identity. McAfee products are found pre-installed, available for trial on virtually any PC, on many of the most popular smartphones or available for purchase through leading computer retail outlets, online stores or from McAfee’s website. Virtually anywhere consumers purchase devices or services to live their lives online, McAfee is available to defend individuals and families from cyber threats.

We derive revenue from the sale of software subscriptions, including both on-premises and those hosted on the cloud, support and maintenance, perpetual licenses and hardware, professional services, royalty agreements or a combination of these items, primarily through our indirect relationships with our partners or direct relationships with end customers through our own sales force. For enterprises and governments, we offer one of the industry’s broadest and deepest cybersecurity portfolios. Our ePO is an industry-leading management console, which provides a single-pane-of-glass view into multivendor cybersecurity environments. Our industry-leading endpoint solutions protect data and defend against threats across PCs, mobile devices, servers, and the enterprise IoT, and includes our endpoint protection platform, a comprehensive threat detection and data protection platform, MVISION Endpoint, with advanced threat detection and correction capabilities, MVISION

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Mobile, our mobile threat defense for iOS and Android, and our MVISION EDR, our endpoint detection and response solution. DLP is our data protection solution that helps to safeguard sensitive data, including intellectual property. We also offer industry-leading cloud, network, and web security solutions, to protect data as it travels to, from, within, and between cloud environments and to defend the cloud and network against threats, as well as SIEM solutions and an Open Architecture platform to protect data and defend against threats.

Our Enterprise business protects many of the largest governments and enterprises around the world, including 75%, 69%, and 63% of Fortune 100, Fortune 500, and Global 2000 firms, respectively, as of March 30, 2019. These sales teams work with our channel partners to position our solutions and secure a stronger foothold in customer accounts. Our most established emerging accounts are serviced directly by our field sales teams. These teams are focused on driving customer outcomes to increase the perceived value of our solutions and secure cross-sell and upsell opportunities from existing customers. Mid-market accounts are primarily serviced through a global inside sales engine. We operate a global enterprise business with 48% of our fiscal 2018 net revenue earned outside of the United States.

For consumers, we offer a comprehensive portfolio of solutions to protect their information and their identifies throughout their increasingly digital lifestyles. We offer anti-malware software, which protects more than 530 million PC and mobile devices worldwide. Our VPN encrypts our customers’ Internet connections to keep their online activity private on any network. Our Secure Home Platform protects homes and users through major service providers and router OEMs around the world. We also provide identity theft protection, inclusive of cyber monitoring, and Search, which guides and protects consumers as they search. For consumers, we have longstanding exclusive partnerships with the majority of leading PC OEMs, as well as a partnership with one of the top smartphone manufacturers. We also market directly to consumers through our website and digital motion and offer products through retail and eCommerce channels, while major communications service providers bundle our products with other services, bill the consumer for the package, and reimburse us through a royalty or revenue-share model.

Business Developments and Highlights

Since 2015 McAfee has achieved a number of business and financial objectives, including the following:

•	From fiscal 2015 to fiscal 2017, we strategically rationalized our enterprise product portfolio to commit our focus and resources to products that align with our device-to-cloud strategy.

•	In fiscal 2015, we decided to end of life our McAfee Vulnerability Manager for e-mail and voicemail.

•	In fiscal 2016, we divested our network firewall business.

•	In April 2017, our Sponsors acquired a controlling interest in us, accelerating our transformational journey.

•

Throughout the combined year 2017, fiscal 2018, and first quarter of fiscal 2019, we made multiple operational changes designed to increase efficiency and adapt to the changing marketplace. In conjunction with our separation from Intel in April 2017, we embarked on our MAP to reduce overhead costs and reallocate our resources to drive improved operational performance. MAP consisted of two phases, which were executed in the third quarter of the combined year 2017 and in the first quarter of fiscal 2018. Additionally, we have implemented and will continue to execute on plans to consolidate our facilities and optimize data center infrastructure to drive lower operational costs.

•

Throughout the combined year 2017 and fiscal 2018, we invested in several areas aimed at driving higher growth and improved efficiency in our product delivery and go-to-market strategies including the following:

•	we initiated changes to our go-to-market model for our enterprise solutions;

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•	we invested in additional headcount and outside resources in our consumer business to drive better activation-to-pay ratios for our anti-malware product;

•	we invested in additional headcount and outside resources, and other tools to drive higher consumer retention rates through enhanced online marketing and customer messaging during the renewal; and

•	we implemented customer support initiatives to promote effective self-service solutions and improve support service efficiency.

•

In fiscal 2018, we completed the acquisitions of Skyhigh (a leading provider of CASB) and TunnelBear (a consumer VPN provider), as critical steps in adding what we believe are key competencies in high-growth verticals within the cybersecurity market.

•

During fiscal 2018 we launched MVISION, our cloud-based enterprise platform that offers threat defense, management, automation and orchestration across devices, networks, clouds (IaaS, PaaS, and SaaS) and on-premises environments.

•	In fiscal 2018 and fiscal 2019, we implemented price increases in our consumer product portfolio.

Our Reporting Segments

We operate and manage our business in two reporting segments, Enterprise and Consumer. Our Enterprise segment includes security solutions for small and medium-sized businesses, large enterprises, and government. Our Consumer segment includes security solutions for consumers. A significant portion of our operating segments’ operating expenses are derived from shared resources. We allocate these operating expenses to our operating segments based on the estimated utilization of services provided to or benefits received by the operating segments. See Note 6 to our unaudited interim consolidated condensed financial statements included elsewhere in this prospectus.

Key Factors Affecting Our Performance

Customer retention and expansion. We derive a significant share of our total revenue from our existing customers, which we are able to retain at a high rate while also driving incremental cross-sell and upsell opportunities within our existing base. We define recurring revenue percentage as maintenance and subscription revenue divided by the adjusted net revenue during the period, excluding end of life product revenue. Our consumer business is primarily a subscription-based model with recurring revenue percentage of 86% in fiscal 2018. Our combined enterprise and consumer business had recurring revenue percentage of 83% during fiscal 2018. Our customers have no obligation to renew their contracts with us upon their expiration. Any decline in our ability to retain customers may harm our financial position and operating performance.

New customer acquisition:

•

We leverage our significant scale and breadth in enterprise offerings to create go-to-market advantages resulting in new customer wins. We market our brand, business solutions and offerings directly to enterprise and government customers through traditional demand generation programs and events as well as indirectly through resellers and distributors. Our mid-market customers generally conduct their business through our channel partners.

•

We also maintain a diverse go-to-market strategy in our consumer business and leverage strong partnerships across various channels with strong growth. We have a vast consumer distribution network with multiple routes across OEMs, direct sales, retail and eCommerce and communications service providers, and ISPs, making our solutions available at point of need. If we are unable to obtain new customers, our financial position and operating performance could be harmed.

Product innovation. We continue to invest organically in high growth markets, further enhancing our differentiated device-to-cloud platform. Our research and development efforts support all of our offerings. They

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refine our security risk management processes, improve our product design and usability, and keep us at the forefront of threat research. Most importantly, our research helps us better protect our customers. In addition to developing new offerings and solutions, our development staff focuses on upgrades and updates to existing products and on enhancement and integration of acquired technology. Future upgrades and updates may include additional functionality to respond to market needs, while also assuring compatibility with new systems and technologies. Technical leadership is essential to our success and we expect to continue devoting substantial resources to research and development.

Market adoption of cloud solutions. We believe our future success depends in large part on the growth in the market for cloud-based security solutions. To ensure comprehensive threat protection, we believe organizations need to adopt cybersecurity solutions designed to secure the cloud while integrating seamlessly with endpoint and other security solutions. We have made significant investments in cloud-based products through product development and acquisitions, including our MVISION cloud and CASB connect solutions, and expect the proportion of our revenue derived from these offerings to grow over time. The continued adoption of cloud-based solutions generally, and market acceptance of our cloud solutions in particular, will be key components of our ability to achieve future growth.

Acquisition strategy and integration. As part of our growth strategy, we have also made and expect to continue to make targeted acquisitions of, or investments in, complementary businesses, products and technologies. In fiscal 2018, we completed the acquisitions of Skyhigh, a leader in CASB, and TunnelBear, a consumer VPN provider, as critical steps in adding what we believe are key competencies in high-growth verticals within the cybersecurity market. We intend to continue making targeted acquisitions and believe we are uniquely positioned to successfully execute on our acquisition strategy by leveraging our scale, global reach and routes to market, brand recognition, and data assets. Our ability to acquire complimentary technologies for our portfolio and integrate these acquisitions into our business will be important to our success and may affect comparability of our results of operations from period to period.

Key Operating Metrics

We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe the following metrics are useful in evaluating our business.

Core Enterprise Customers

We define Core Enterprise Customers as any enterprise customer that has a quarterly annualized value of support and subscription (“AVS”) over $25,000 as of the date of measurement. A customer is considered active if they are active at any point during the period.

	Predecessor	Successor
	As of December 31, 2016	As of December 30, 2017	As of December 29, 2018	As of March 31, 2018	As of March 30, 2019
Core Enterprise Customers	4,004	4,077	4,110	4,129	4,025

Annualized Value of Support and Subscription Contract Value

We believe AVS of our total active enterprise customers, excluding end of life product, is a useful financial metric and provides insight into the growth component of term agreements. AVS of total active enterprise customers is calculated by summing the annualized remaining value of all active support and subscription contracts as of the end of the relevant measurement period, excluding hardware sales, perpetual license sales, certain royalty agreements and services. Comparing quarterly and annual trends in AVS of total active enterprise customers can provide insight into growth and retention rates of our business and provides insight into the future value of recurring revenue.

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AVS increases as a result of new support and subscription agreements with new or existing customers, or renewal or modification of existing term agreements that result in higher support or subscription fees due to price increases, increased volumes of users or nodes, or additional products. AVS is adversely affected by expiring support and subscription agreements with existing customers that are not renewed and support and subscription agreements renewed for lower value due to negotiations, lower volumes of users or nodes, or product cancellations.

The following table presents our AVS:

	Predecessor	Successor
(in millions)	As of December 31, 2016	As of December 30, 2017	As of December 29, 2018	As of March 31, 2018	As of March 30, 2019
AVS of total active enterprise customers	$922	$989	$1,076	$1,041	$1,058

Consumer Customers

We define consumer customers as the number of customers with active paid subscriptions of our PC security software at any time during the period. This measures the number of customers that have subscriptions that are new through either direct, OEM pre-installs, point of sale, or other partnerships, along with all renewals of those subscriptions.

	Predecessor	Successor
(in thousands)	As of December 31, 2016	As of December 30, 2017	As of December 29, 2018	As of March 31, 2018	As of March 30, 2019
Consumer Customers	24,628	26,145	28,476	26,731	28,851

Consumer Actively Protected Devices

We define consumer actively protected devices as all devices across PC and mobile platforms that have active McAfee protection security. These include paid subscriptions, free trials, and pre-installs of any McAfee security consumer product that are active at least once a month.

	Predecessor	Successor
(in thousands)	As of December 31, 2016	As of December 30, 2017	As of December 29, 2018	As of March 31, 2018	As of March 30, 2019
Consumer Actively Protected Devices	239,002	380,191	507,542	417,017	529,440

Recurring Revenue Percentage

We define recurring revenue percentage as recurring revenue divided by the net revenue during period. Recurring revenue includes maintenance and subscription revenue across both segments and excludes: hardware sales, perpetual license sales, certain royalty agreements, and other services. Revenue is reported under ASC Topic 605 through December 30, 2017 and ASC Topic 606 applies from December 31, 2017 forward.

	Predecessor	Predecessor	Successor	Combined	Successor	Successor	Successor
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	13-Week Period Ended
	December 31, 2016			December 30, 2017	December 29, 2018	March 31, 2018	March 30, 2019
Recurring Revenue %	82%	83%	81%	82%	83%	84%	83%

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Non-GAAP Financial Measures

We believe that in addition to our results determined in accordance with GAAP, adjusted net revenue, adjusted EBITDA, adjusted EBITDA margin, free cash flow, and free cash flow margin are useful in evaluating our business, results of operations and financial condition. We believe that this non-GAAP financial information may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period-to-period comparisons of operations, as these eliminate the effects of certain variables from period to period for reasons that we do not believe reflect our underlying business performance. However, non-GAAP financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation. Other companies in our industry may calculate these measures differently, which may limit their usefulness as a comparative measure.

See “Selected Consolidated and Combined Financial and Other Data—Non-GAAP Financial Measures” for explanations of how we calculate these measures and for reconciliation to the most directly comparable financial measure stated in accordance with GAAP.

	Predecessor		Successor	Combined	Successor	Successor
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	13-Week Period Ended
(in millions, except percentages)	December 31, 2016			December 30, 2017	December 29, 2018	March 31, 2018	March 30, 2019
Net revenue	$2,387	$586	$1,490	$2,076	$2,409	$552	$637
Adjusted net revenue	2,387	586	1,885	2,471	2,545	614	653

Net loss	$(95)	$(79)	$(607)	$(686)	$(512)	$(215)	$(67)
Adjusted EBITDA	536	138	439	577	644	136	199
Adjusted EBITDA margin	22.5%	23.5%	23.3%	23.4%	25.3%	22.1%	30.5%

Net cash provided by (used in) operating activities	$211	$(65)	$316	$251	$319	$52	$95
Net cash provided by (used in) investing activities	4	(10)	(39)	(49)	(677)	(635)	(15)
Net cash provided by (used in) financing activities	(164)	(23)	87	64	459	504	(344)
Free cash flow	171	(94)	277	183	257	32	80
Free cash flow margin	7.2%	(16.0)%	14.7%	7.4%	10.1%	5.2%	12.3%

Adjusted Net Revenue

We define adjusted net revenue as net revenue, excluding the impact of purchase accounting and other revenue that we do not believe is reflective of our ongoing operations and performance benefits or losses realized in connection with changes in accounting estimate. We regularly monitor this measure to assess our operating performance. On April 3, 2017, in connection with the Sponsor Acquisition, we were required to write down our deferred revenue balances due to purchase accounting in accordance with GAAP. In addition, in connection with our other acquisitions, including our acquisitions of Skyhigh Networks in January 2018 and of TunnelBear in March 2018, we were also required to make similar adjustments to write down acquired deferred revenue balances due to purchase accounting in accordance with GAAP. The impact on revenue related to purchase accounting as a result of these transactions and particularly as a result of the Sponsor Acquisition, limits the comparability of our revenue between periods, and if these adjustments were not made, our future revenue growth rates could appear overstated. While the deferred revenue written down in connection with our acquisitions will never be recognized as revenue under GAAP, we do not expect the Sponsor Acquisition to have

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an impact on future renewal rates of the contracts included within the deferred revenue write-down, nor do we expect revenue generated from new contracts to be similarly impacted by purchase accounting adjustments. We believe presenting adjusted net revenue provides management and investors consistency and comparability with our past financial performance and facilitates period to period comparisons of operations, as it eliminates the effects of certain variations unrelated to our overall performance.

Adjusted EBITDA and Adjusted EBITDA Margin

We regularly monitor adjusted EBITDA and adjusted EBITDA margin, as they are measures we use to assess our operating performance. We define adjusted EBITDA as net income (loss), excluding the impact of purchase accounting, amortization of intangible assets, depreciation expense, interest income (expense), income tax provision (benefit), equity-based compensation expense, other costs, and revenue that we do not believe are reflective of our ongoing operations and performance. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by adjusted net revenue. We believe presenting adjusted EBITDA and adjusted EBITDA margin provides management and investors consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations, as it eliminates the effects of certain variations unrelated to our overall performance. Adjusted EBITDA and adjusted EBITDA margin have limitations as an analytical tools, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

adjusted EBITDA excludes the impact of the write-down of deferred revenue due to purchase accounting in connection with the Sponsor Acquisition and our other acquisitions, and therefore include revenue that will never be recognized under GAAP;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including net income (loss) and our other GAAP results. In evaluating adjusted EBITDA and adjusted EBITDA margin, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted EBITDA and adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation of adjusted EBITDA and adjusted EBITDA margin. Adjusted EBITDA and adjusted EBITDA margin are not presentations made in accordance with GAAP and the use of these terms vary from other companies in our industry.

Free Cash Flow and Free Cash Flow Margin

We define free cash flow as net cash provided by operating activities less capital expenditures. Free cash flow margin is calculated as free cash flow divided by adjusted net revenue. We consider free cash flow and free cash flow margin to be liquidity measures that provide useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening the balance sheet.

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Factors Affecting the Comparability of Our Results of Operations

As a result of a number of factors, our historical results of operations are not comparable from period to period and may not be comparable to our financial results of operations in future periods. Set forth below is a brief discussion of the key factors impacting the comparability of our results of operations.

Basis of Presentation

Prior to the Sponsor Acquisition, our business operated as a part of a business unit of Intel. The period ended April 3, 2017 is referred to as the “Predecessor” period and all periods after such date are referred to as the “Successor” period. Our financial statements for the Predecessor period were “carved-out” from Intel’s consolidated financial statements. Our consolidated financial statements for the Successor period are presented on a stand-alone basis. Accordingly, the combined financial statements for the Predecessor period may not be comparable to the consolidated financial statements of the Successor period.

Subsequent to the Sponsor Acquisition, we implemented various transformation and restructuring activities to improve cost synergies, customer retention, and activation to pay strategies. These activities changed our operations and structure, impacting the comparability of our operating results.

Impact of Adoption of ASC Topic 606

On December 31, 2017, we adopted ASC Topic 606, using the modified retrospective method, applied to those contracts which were not completed as of the adoption date. Results for the reporting period beginning December 31, 2017 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported under ASC Topic 605. Under ASC Topic 606, certain license, hardware and support performance obligations, and the corresponding material right performance obligation are accounted for together and are recognized on a straight-line basis over the term of the technology constrained customer life. This generally results in a portion of the consideration received for the license and initial support performance obligation being deferred and recognized over the longer of the technology constrained customer life or the contract term. Additionally, certain related contract costs are now amortized over the technology constrained customer life. See Note 4 to our consolidated financial statements included elsewhere in this prospectus for a summary of the impact of the adoption of ASC Topic 606 on our consolidated financial statements.

Change in Allocation of Costs to Segments

Prior to fiscal 2018, we allocated shared expenses of our administrative functions, including finance, accounting, human resources, legal, operations, information technology and facilities to our reportable segments using a head count ratio of directly attributable employees. Effective fiscal 2018, the allocation metrics were changed to be based on direct identification for segment specific sites and analysis for each shared function using drivers, including surveyed time, head count or revenue mix from each segment. However, based on our best estimate, the change in allocation would have resulted in $39 million higher costs allocated to the Consumer segment and $39 million lower costs allocated to the Enterprise segment for the nine months ended December 30, 2017.

Payments to Channel Partners

We make various payments to our channel partners, which may include revenue share, product placement fees and marketing development funds. Costs that are incremental to revenue, such as revenue share, are capitalized and amortized over time as cost of sales. This classification is an accounting policy election, which may make comparisons to other companies difficult. Product placement fees and marketing development funds are expensed in sales and marketing expense as the related benefit is received. Many of our channel partner agreements contain a clause whereby we pay the greater of revenue share calculated for the period or product placement fees. This may impact the comparability of our financial results between periods.

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Under certain of our channel partner agreements, the partners pay us a royalty on our technology sold to their customers, which we recognize as revenue in accordance with our revenue recognition policy. In certain situations, the payments made to our channel partners are recognized as consideration paid to a customer, and thus are recorded as reductions to revenue up to the amount of cumulative revenue recognized from the contract with the channel partner during the period of measurement. Any payments to channel partners in excess of such cumulative revenue during the period of measurement are recognized as cost of sales or marketing expense as described above. As royalty revenue from individual partners varies, the amount of costs recognized as a reduction of revenue rather than as cost of sales or sales and marketing expense fluctuates and may impact the comparability of our financial statements between periods.

Impact of Purchase Accounting Related to Mergers and Acquisitions

Through April 3, 2017, the McAfee cybersecurity business, which we refer to as the Predecessor Business, was operated as a part of a business unit of Intel. Also prior to April 3, 2017, McAfee, Inc., which was then a wholly-owned subsidiary of Intel, was converted into a limited liability company, McAfee, LLC. Following such conversion, Intel contributed McAfee, LLC to Foundation Technology Worldwide LLC, a wholly-owned subsidiary of Intel. On April 3, 2017, Intel and its subsidiaries transferred assets and liabilities of the Predecessor Business not already held through Foundation Technology Worldwide LLC to Foundation Technology Worldwide LLC. Immediately thereafter on April 3, 2017, our Sponsors and certain of their co-investors acquired a majority stake in Foundation Technology Worldwide LLC, pursuant to the Sponsor Acquisition Following the Sponsor Acquisition, our Sponsors and certain of their co-investors owned 51.0% of the common equity interests in Foundation Technology Worldwide LLC, with Intel and certain of its affiliates retaining the remaining 49.0% of the common equity interests. We have operated as a standalone company at all times following the Sponsor Acquisition. As a result of the Sponsor Acquisition, we were required by GAAP to record all assets and liabilities at their fair value, including our deferred revenue and deferred costs balances, as of the effective date of the Sponsor Acquisition, which in some cases was different than the historical book values. Adjusting our deferred revenue and deferred costs balances to fair value on the date of the Sponsor Acquisition had the effect of reducing revenue and expenses from that which would have otherwise been recognized in subsequent periods. We also recorded identifiable intangible assets that are amortized over their useful lives, increasing expenses from that which would otherwise have been recognized.

In addition, we have made acquisitions of Skyhigh and TunnelBear and, as required by GAAP, recorded the acquired assets and liabilities at fair value on the date of acquisition, which similarly impacted deferred revenue and deferred costs balances and reduced revenue and expenses from that which would have otherwise been recognized in subsequent periods. We also recorded identifiable intangible assets that are amortized over their useful lives, increasing expenses from that which would otherwise have been recognized.

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The impact related to purchase accounting for these acquisitions limits the comparability of our financial statements between periods. The table below shows the impact of purchase accounting on our financial statements.

	Predecessor		Successor	Combined	Successor	Successor
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	13-Week Period Ended
(in millions)	December 31, 2016			December 30, 2017	December 29, 2018	March 31, 2018	March 30, 2019
Deferred revenue amortization	$—	$—	$395	$395	$151	$62	$16

Impact of purchase accounting on net revenue	$—	$—	$395	$395	$151	$62	$16

Deferred cost fair value adjustment	$—	$—	$94	$94	$14	$11	$—
Amortization of acquired and developed technologies	2	1	172	173	252	61	64

Impact of purchase accounting on cost of sales	$2	$1	266	267	266	72	64

Amortization of deferred commission	$—	$—	33	33	20	7	2
Amortization of customer relationships and other	194	40	167	207	230	58	58

Impact of purchase accounting on operating expenses	$194	$40	200	240	250	65	60

Impact of the Reorganization Transactions

Greenseer Holdings Corp. is a corporation for U.S. federal and state income tax purposes. Following the Reorganization Transactions, Foundation Technology Worldwide LLC will be the predecessor of Greenseer Holdings Corp. for accounting purposes. Foundation Technology Worldwide LLC is and is expected to remain a partnership for U.S. federal income tax purposes and will therefore generally not be subject to any U.S. federal income taxes at the entity level in respect of income it recognizes directly or through its U.S. and foreign subsidiaries that are also pass-through or disregarded entities for U.S. federal income tax purposes. Instead, taxable income and loss of these entities will flow through to the members of Foundation Technology Worldwide LLC (including Greenseer Holdings Corp. and certain of its subsidiaries) for U.S. federal income tax purposes. Certain of Foundation Technology Worldwide LLC’s non-U.S. subsidiaries that are treated as pass-through or disregarded entities for U.S. federal income tax purposes are nonetheless treated as taxable entities in their respective jurisdictions and are thus subject to non-U.S. taxes at the entity level. Foundation Technology Worldwide LLC also has certain U.S. and foreign subsidiaries that are treated as corporations for U.S. federal income tax purposes and that therefore are or may be subject to income tax at the entity level. Following this offering and the Reorganization Transactions, Greenseer Holdings Corp. will pay U.S. federal and state income taxes as a corporation on its share of the taxable income of Foundation Technology Worldwide LLC (taking into account the direct and indirect ownership of Foundation Technology Worldwide LLC by Greenseer Holdings Corp.).

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The Reorganization Transactions will be accounted for as a reorganization of entities under common control. As a result, following the Reorganization Transactions, the consolidated financial statements of Greenseer Holdings Corp. will recognize the assets and liabilities received in the Reorganization Transactions at their historical carrying amounts, as reflected in the historical consolidated financial statements of Foundation Technology Worldwide LLC, the accounting predecessor.

In addition, in connection with the Reorganization Transactions and this offering we will enter into the tax receivable agreement as described under “Certain Relationships and Related Person Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Tax Receivable Agreement.”

Composition of Revenues, Expenses, and Cash Flows

Net Revenue

We derive substantially all of our revenue from the sale of software subscriptions, including both on-premises and those hosted on the clouds, support and maintenance, perpetual licenses and hardware, professional services, royalty agreements or a combination of these items, primarily through our indirect relationships with our partners or direct relationships with end customers through our own sales force. We have various marketing programs with certain business partners who we consider customers and reduce revenue by the cash consideration given to these partners.

As discussed further in “—Critical Accounting Policies and Use of Estimates—Revenue Recognition” below, revenue is recognized as control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for the promised goods or services. Prior to December 31, 2017, we recognized revenue under ASC Topic 605, when all of the following criteria were met: (1) Persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) fee is fixed or determinable and (4) collectability is probable. On December 31, 2017, we began recognizing revenue under ASC Topic 606.

Certain of our perpetual software licenses or hardware with integrated software are not distinct from their accompanying maintenance and support, as they are dependent upon regular threat updates. Revenue for these products is recognized over time as control is transferred to the customer. These contracts typically contain a renewal option that we have concluded creates a material right for our customer. The license, and the corresponding material right performance obligation, are recognized over time, as control is transferred to the customer over the term of the technology constrained customer life.

Additionally, certain of our perpetual software licenses, hardware appliances, or hardware with integrated software provide a benefit to the customer that is separable from the related support as they are not dependent upon regular threat updates. Revenue for these products is recognized at a point in time when control is transferred to our customers, generally at shipment. The related maintenance and support represent a separate performance obligation and the associated transaction price allocated to it is recognized over time as control is transferred to the customer. The nature of our promise to the customer to provide our SaaS offerings and time-based software licenses and related support and maintenance is to stand ready to provide protection for a specified or indefinite period of time.

Maintenance and support in these cases are typically not distinct performance obligations as the licenses are dependent upon regular threat updates to the customer. Instead the maintenance and support is combined with a software license to create a single performance obligation. We typically satisfy these performance obligations over time, as control is transferred to the customer as the services are provided.

Revenue for professional services that are a separate and distinct performance obligation is recognized as services are provided to the customer.

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Cost of Sales

Our total cost of sales include the costs of providing delivery (i.e., hosting), support, training, and consulting services, which include salaries and benefits for employees and fees related to third parties and professional service subcontractors. These costs also include fees paid under revenue-share arrangements, royalties paid to our strategic channel partners, amortization of certain intangibles, the cost of computer platforms, other hardware and embedded third-party components, and technologies for our hardware-based security products.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development, general and administrative, amortization of intangibles, and restructuring and transition charges.

•

Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions and benefits and costs associated with travel for sales and marketing personnel, advertising and marketing promotions as well as allocated facilities and IT costs. See further discussion of accounting for commissions within “—Critical Accounting Policies and Use of Estimates—Revenue Recognition” below.

•

Research and Development. Research and development expenses consist primarily of salaries and benefits for our development staff and a portion of our technical support staff, contractors’ fees, and other costs associated with the enhancement of existing products and services and development of new products and services, as well as allocated facilities and IT costs.

•

General and Administrative. General and administrative expenses consist primarily of salaries and benefits and other expenses for our executive, finance, human resources, and legal organizations. In addition, general and administrative expenses include outside legal, accounting, and other professional fees, and an allocated portion of facilities and IT costs. Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company.

•

Amortization of Intangibles. Amortization of intangibles includes the amortization of customer relationships and other assets associated with our acquisitions, including the Sponsor Acquisition in April 2017.

•

Restructuring and Transition Charges. Restructuring and transition charges consists primarily of costs associated with our separation from Intel, as well as employee severance and facility restructuring charges related to realignment of workforce and strategy after the separation from Intel.

Interest Expense and Other, Net

Interest expense and other, net primarily relates to interest expense on our outstanding indebtedness to third parties or members.

Foreign Exchange Gain (Loss), Net

Foreign exchange gain (loss), net is primarily attributable to realized and unrealized gains or losses on non-U.S. Dollar denominated balances, primarily long-term debt and cash, and transactions.

Provision for Income Tax

The provision for income taxes primarily reflects current and deferred state taxes and foreign income taxes in taxable foreign jurisdictions. We have recorded a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized in future periods. We consider many factors when evaluating and estimating our tax positions, which may require periodic adjustments and may not accurately anticipate actual outcomes.

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Results of Operations

On April 3, 2017, our Sponsors and certain of their co-investors acquired a majority stake in Foundation Technology Worldwide LLC, pursuant to the Sponsor Acquisition. Following the Sponsor Acquisition, our Sponsors and certain of their co-investors owned 51.0% of the common equity interests of Foundation Technology Worldwide LLC, with Intel and certain of its affiliates retaining the remaining 49.0% of the common equity interests. Although the period from January 1, 2017 to April 3, 2017 relates to the Predecessor Business and the period from April 4, 2017 to December 30, 2017 relates to the Successor, in order to assist in the period to period comparison we have combined these periods as a sum of the amounts without any other adjustments and refer to the combined period as the combined year 2017. This combination does not comply with GAAP or with the rules for pro forma presentation.

Subsequent to the Sponsor Acquisition, we implemented various transformation and restructuring activities to improve cost synergies, customer retention, and activation to pay strategies. These activities changed our operations and structure therefore impacting the comparability of our operating results.

We adopted Accounting Standards Codification, or ASC Topic 606, Revenue from Contracts with Customers, or ASC Topic 606, on December 31, 2017, using the modified retrospective transition method. Under this method, results for reporting periods beginning on December 31, 2017 are presented in accordance with ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting under ASC Topic 605, Revenue Recognition.

We maintain a 52- or 53-week fiscal year that ends on the last Saturday in December. Fiscal 2016 is a 53-week year starting on December 27, 2015 and ending on December 31, 2016. Period ended April 3, 2017 is a 13-week period starting on January 1, 2017. Period ended December 30, 2017 is a 39-week fiscal period starting on April 4, 2017. Fiscal 2018 is a 52-week year starting on December 31, 2017 and ending on December 29, 2018.

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The following tables set forth the consolidated statements of operations in dollar amounts and as of a percentage of net revenue for the periods indicated:

	Predecessor		Successor	Combined	Successor	Successor
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	13-Week Period Ended
Results of Operations (in millions)	December 31, 2016			December 30, 2017	December 29, 2018	March 31, 2018	March 30, 2019
Net revenue	$2,387	$586	$1,490	$2,076	$2,409	$552	$637
Cost of sales	596	163	542	705	840	207	214

Gross profit	1,791	423	948	1,371	1,569	345	423
Operating expenses:
Sales and marketing	890	212	584	796	815	198	193
Research and development	499	127	323	450	406	105	94
General and administrative	206	51	157	208	253	72	59
Amortization of intangibles	193	40	167	207	232	58	58
Restructuring and transition charges	55	66	123	189	36	25	12

Total operating expenses	1,843	496	1,354	1,850	1,742	458	416

Operating income (loss)	(52)	(73)	(406)	(479)	(173)	(113)	7
Interest expense and other, net	(8)	(1)	(159)	(160)	(307)	(75)	(70)
Gain on divestiture	38	—	—	—	—	—	—
Foreign exchange gain (loss), net	(9)	3	(9)	(6)	30	(9)	13

Loss before income taxes	(31)	(71)	(574)	(645)	(450)	(197)	(50)
Provision for income tax expense	64	8	33	41	62	18	17

Net loss	$(95)	$(79)	$(607)	$(686)	$(512)	$(215)	$(67)

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	Predecessor		Successor	Combined	Successor	Successor
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	13-Week Period Ended
Results of Operations, as a percentage of net revenue	December 31, 2016			December 30, 2017	December 29, 2018	March 31, 2018	March 30, 2019
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	25.0%	27.8%	36.4%	34.0%	34.9%	37.5%	33.6%

Gross profit	75.0%	72.2%	63.6%	66.0%	65.1%	62.5%	66.4%
Operating expenses:
Sales and marketing	37.3%	36.2%	39.2%	38.3%	33.8%	35.9%	30.3%
Research and development	20.9%	21.7%	21.7%	21.7%	16.9%	19.0%	14.8%
General and administrative	8.6%	8.7%	10.5%	10.0%	10.5%	13.0%	9.3%
Amortization of intangibles	8.1%	6.8%	11.2%	10.0%	9.6%	10.5%	9.1%
Restructuring and transition charges	2.3%	11.3%	8.3%	9.1%	1.5%	4.5%	1.9%

Total operating expenses	77.2%	84.6%	90.9%	89.1%	72.3%	83.0%	65.3%

Operating income (loss)	(2.2)%	(12.5)%	(27.2)%	(23.1)%	(7.2)%	(20.5)%	1.1%
Interest expense and other, net	(0.3)%	(0.2)%	(10.7)%	(7.7)%	(12.7)%	(13.6)%	(11.0)%
Gain on divestiture	1.6%	—%	—%	—%	—%	—%	—%
Foreign exchange gain (loss), net	(0.4)%	0.5%	(0.6)%	(0.3)%	1.2%	(1.6)%	2.0%

Loss before income taxes	(1.3)%	(12.1)%	(38.5)%	(31.1)%	(18.7)%	(35.7)%	(7.8)%
Provision for income tax expense	2.7%	1.4%	2.2%	2.0%	2.6%	3.3%	2.7%

Net loss	(4.0)%	(13.5)%	(40.7)%	(33.0)%	(21.3)%	(38.9)%	(10.5)%

Comparison of Fiscal 2016 (53 weeks) and the Combined Year 2017 (52 weeks)

Net Revenue

	Predecessor		Successor	Combined
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Variance in
(in millions, except percentages)	December 31, 2016			December 30, 2017	Dollars	Percent
Net revenue	$2,387	$586	$1,490	$2,076	$(311)	(13.0)%

Net revenue decreased $311 million, or 13.0%, from $2,387 million for fiscal 2016 to $2,076 million for the combined year 2017. The decrease in net revenue was primarily attributable to (i) a $394 million reduction due to purchase accounting adjustments, (ii) a $37 million decline in revenue driven by recognition of an extra week of revenue during the 53-week fiscal 2016, and (iii) a $6 million decrease due to product divestitures. These declines in net revenue were partially offset by a $120 million increase in consumer revenue driven by increases in direct-to-consumer sales and other consumer revenue.

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Cost of Sales

	Predecessor		Successor	Combined
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Variance in
(in millions, except percentages)	December 31, 2016			December 30, 2017	Dollars	Percent
Cost of sales	$596	$163	$542	$705	$109	18.3%
Gross profit margin	75.0%	72.2%	63.6%	66.0%

Cost of sales increased $109 million, or 18.3%, from $596 million for fiscal 2016 to $705 million for the combined year 2017. The increase in cost of sales was primarily attributable to (i) a $166 million increase in amortization of acquired technology due to intangible assets recorded in purchase accounting as a result of the Sponsor Acquisition and (ii) a $41 million increase in consumer revenue share cost due to volume increases. These increases were partially offset by a $96 million reduction due to purchase accounting adjustments to deferred costs at the Sponsor Acquisition.

Operating Expenses

	Predecessor		Successor	Combined
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Variance in
(in millions, except percentages)	December 31, 2016			December 30, 2017	Dollars	Percent
Sales and marketing	$890	$212	$584	$796	$(94)	(10.6)%
Research and development	499	127	323	450	(49)	(9.8)%
General and administrative	206	51	157	208	2	1.0%
Amortization of intangibles	193	40	167	207	14	7.3%
Restructuring and transition charges	55	66	123	189	134	243.6%

Total operating expenses	$1,843	$496	$1,354	$1,850	$7	0.4%

Sales and Marketing

Sales and marketing expense decreased $94 million, or 10.6%, from $890 million for fiscal 2016 to $796 million for the combined year 2017. The decrease in sales and marketing expense was primarily attributable to (i) a $36 million decrease in commissions due to purchase accounting adjustments to deferred costs at the Sponsor Acquisition, (ii) a $17 million decrease in marketing expenses to OEM partners, (iii) a decrease of $16 million of employee related expenses due to lower sales headcount in connection with MAP, (iv) a $13 million net decrease in equity compensation and cash in lieu expense due to transition to new compensation plans subsequent to our separation from Intel, and (v) a $7 million decrease in travel expenses related to the lower headcount.

Research and Development

Research and development expense decreased $49 million, or 9.8%, from $499 million for fiscal 2016 to $450 million for the combined year 2017. The decrease in research and development expense was primarily attributable to (i) a $31 million decrease due to excess allocations, primarily technology and facilities, from Intel in the Predecessor period, (ii) a $10 million net decrease in equity compensation and cash in lieu expense due to transition to new compensation plans subsequent to our separation from Intel, and (iii) a $11 million decrease in salaries and related expenses due to strategic initiatives.

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General and Administrative

General and administrative expense increased $2 million, or 1.0%, from $206 million for fiscal 2016 to $208 million for the combined year 2017. There was an increase in general and administrative expense as a result of adding headcount to build up our back office subsequent to our separation from Intel that was offset by decreases in costs as a result of our strategic initiatives and decreases due to post-separation excess allocations from Intel in the Predecessor period.

Amortization of Intangibles

Amortization of intangibles increased $14 million, or 7.3%, from $193 million for fiscal 2016 to $207 million for the combined year 2017. The increase in amortization of intangibles was primarily attributable to increased fair value of all intangible assets due to purchase accounting resulting from the Sponsor Acquisition.

Restructuring and Transition Charges

Restructuring and transition charges increased $134 million, or 243.6%, from $55 million for fiscal 2016 to $189 million for the combined year 2017. Restructuring and transition charges consists primarily of costs associated with our separation from Intel, as well as employee severance and facility restructuring charges related to MAP, after the separation from Intel in the combined year 2017.

Operating Loss

	Predecessor		Successor	Combined
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Variance in
(in millions, except percentages)	December 31, 2016			December 30, 2017	Dollars	Percent
Operating loss	$(52)	$(73)	$(406)	$(479)	$(427)	NM
Operating loss margin	(2.2)%	(12.5)%	(27.2)%	(23.1)%

Operating loss widened $427 million from $52 million for fiscal 2016 to $479 million for the combined year 2017. The increase in operating loss was primarily attributable to the decrease in net revenue and the increase in both cost of sales and operating expenses.

Interest Expense and Other, Net and Gain on Divestiture

	Predecessor		Successor	Combined
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Variance in
(in millions, except percentages)	December 31, 2016			December 30, 2017	Dollars	Percent
Interest expense and other, net	$(8)	$(1)	$(159)	$(160)	$(152)	NM
Gain on divestiture	38	—	—	—	(38)	NM

Interest expense and other, net increased $152 million from $8 million for fiscal 2016 to $160 million expense, net for the combined year 2017. The increase in interest expense and other, net was primarily attributable to the interest expense associated with the debt entered into subsequent to our separation from Intel. The Predecessor recognized a $38 million gain in fiscal 2016 from divestiture of the network firewall business.

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Provision for Income Tax Expense

	Predecessor		Successor	Combined
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Variance in
(in millions, except percentages)	December 31, 2016			December 30, 2017	Dollars	Percent
Provision for income tax expense	$64	$8	$33	$41	$(23)	(35.9)%

Provision for income tax expense decreased $23 million, or 35.9%, from $64 million for fiscal 2016 to $41 million for the combined year 2017. The decrease in provision for income tax expense was primarily attributable to the change in legal entity structure from a corporation to a partnership as a result of the Sponsor Acquisition.

Segment Operating Results

Enterprise

	Predecessor		Successor	Combined
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Variance in
(in millions, except percentages)	December 31, 2016			December 30, 2017	Dollars	Percent
Net revenue	$1,418	$328	$860	$1,188	$(230)	(16.2)%
Depreciation and amortization	$169	$42	$173	$215	$46	27.2%
Operating loss	$(188)	$(120)	$(359)	$(479)	$(291)	NM
Operating loss margin	(13.3%)	(36.6)%	(41.7)%	(40.3)%

Net revenue decreased $230 million, or 16.2%, from $1,418 million for fiscal 2016 to $1,188 million for the combined year 2017. The decrease in net revenue was primarily attributable to (i) $213 million of revenue reductions recorded in 2017 related to purchase accounting adjustments, (ii) a $19 million decrease due to recognition of an extra week of revenue during the 53-week year in 2016, and (iii) a $6 million decrease due to product divestitures.

Depreciation and amortization increased $46 million, or 27.2%, from $169 million for fiscal 2016 to $215 million for the combined year 2017. The increase in depreciation and amortization was primarily attributable to a $63 million increase in amortization driven by intangible assets recorded in purchase accounting in connection with the Sponsor Acquisition, partially offset by a $16 million decrease in depreciation largely attributable to changes in allocated costs from Intel after the Sponsor Acquisition.

Operating loss increased $291 million from $188 million for fiscal 2016 to $479 million for the combined year 2017. The increase in operating loss was primarily attributable to (i) the decrease in enterprise revenue and (ii) the $46 million increase in depreciation and amortization.

Consumer

	Predecessor		Successor	Combined
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Variance in
(in millions, except percentages)	December 31, 2016			December 30, 2017	Dollars	Percent
Net revenue	$969	$258	$630	$888	$(81)	(8.4)%
Depreciation and amortization	$102	$18	$213	$231	$129	126.5%
Operating income (loss)	$136	$47	$(47)	$—	$(136)	NM
Operating income (loss) margin	14.0%	18.2%	(7.5)%	—%

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Net revenue decreased $81 million, or 8.4%, from $969 million for fiscal 2016 to $888 million for the combined year 2017. The decrease in net revenue was primarily attributable to (i) a $181 million decrease due to purchase accounting adjustments related to the Sponsor Acquisition and (ii) a $18 million decrease due to the extra week of revenue recognized during the 53 week year in 2016. The decreases were partially offset by a $120 million increase driven by increases in direct to consumer sales and secure search revenue.

Depreciation and amortization increased $129 million, or 126.5%, from $102 million for fiscal 2016 to $231 million for the combined year 2017. The increase in depreciation and amortization was primarily attributable to a $117 million increase in amortization driven by intangible assets recorded in purchase accounting as a result of the Sponsor Acquisition.

Operating income decreased $136 million from $136 million for fiscal 2016 to $0 for the combined year 2017. The decrease in operating income was primarily attributable to (i) the aforementioned decrease in consumer revenue, (ii) the aforementioned $129 million increase in depreciation and amortization, and (iii) a $41 million increase in consumer revenue share cost due to volume increases. These increases were partially offset by a $96 million reduction due to purchase accounting adjustments to deferred costs as a result of the Sponsor Acquisition and a $17 million decrease in marketing expenses to OEM partners.

Comparison of the Combined Year 2017 and Fiscal 2018

Net Revenue

	Predecessor	Successor	Combined	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	Variance in
(in millions, except percentages)			December 30, 2017	December 29, 2018	Dollars	Percent
Net revenue	$586	$1,490	$2,076	$2,409	$333	16.0%

Net revenue increased $333 million, or 16.0%, from $2,076 million for the combined year 2017 to $2,409 million for fiscal 2018. The increase in net revenue was primarily attributable to (i) a $244 million increase due to a decrease in the combined year 2017 purchase accounting adjustments, which are amortizing over time, (ii) a $107 million increase in consumer revenue primarily driven by higher average selling prices, overall growth in new subscribers, and improved retention of existing subscribers, (iii) a $61 million increase in enterprise revenue primarily driven by the Skyhigh acquisition, and (iv) a $15 million increase related to a one time release of material revenue under reserve for a single customer in connection with such customer’s right, under certain circumstances, to claw-back revenue from us within twelve months of payment. These increases were partially offset by a $98 million reduction in net revenue for fiscal 2018 resulting from our adoption of ASC Topic 606 on December 31, 2017.

For comparability between the combined year 2017 and fiscal 2018, we present net revenue for fiscal 2018 under ASC Topic 605 in the table below:

	Predecessor	Successor	Combined	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	Variance in
(in millions, except percentages)			December 30, 2017	December 29, 2018	Dollars	Percent
Net revenue under ASC Topic 605	$586	$1,490	$2,076	$2,507	$431	20.8%

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Cost of Sales

	Predecessor	Successor	Combined	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	Variance in
(in millions, except percentages)			December 30, 2017	December 29, 2018	Dollars	Percent
Cost of sales	$163	$542	$705	$840	$135	19.1%
Gross profit margin	72.2%	63.6%	66.0%	65.1%

Cost of sales increased $135 million, or 19.1%, from $705 million for the combined year 2017 to $840 million for fiscal 2018. The increase in cost of sales was primarily attributable to (i) a $82 million increase in revenue share expense due to fair value adjustments to deferred revenue share due to purchase accounting and (ii) a $79 million increase in amortization of acquired technology recorded as the result of the Sponsor Acquisition and the subsequent Skyhigh and TunnelBear acquisitions. These changes were partially offset by (i) a decrease of $24 million in consumer revenue share expenses largely due to changes in terms with OEM partners that shifted expense to sales and marketing and (ii) a decrease of $12 million in recognition of deferred costs of sales due to the adoption of ASC Topic 606.

Operating Expenses

	Predecessor	Successor	Combined	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	Variance in
(in millions, except percentages)			December 30, 2017	December 29, 2018	Dollars	Percent
Sales and marketing	$212	$584	$796	$815	$19	2.4%
Research and development	127	323	450	406	(44)	(9.8)%
General and administrative	51	157	208	253	45	21.6%
Amortization of intangibles	40	167	207	232	25	12.1%
Restructuring and transition charges	66	123	189	36	(153)	(81.0)%

Total	$496	$1,354	$1,850	$1,742	$(108)	(5.8)%

Sales and Marketing

Sales and marketing expense increased $19 million, or 2.4%, from $796 million for the combined year 2017 to $815 million for fiscal 2018. The increase in sales and marketing expense was primarily attributable to (i) a $17 million increase related to agreements with certain OEM partners primarily due to changes in terms that caused a shift in classification of channel partner payments from cost of sales to sales and marketing, (ii) a $16 million increase in commissions due to purchase accounting adjustments to deferred costs at the Sponsor Acquisition, and (iii) a $12 million increase driven by marketing campaigns in fiscal 2018. These changes were partially offset by a (i) $26 million decrease due to the adoption of ASC Topic 606 primarily driven by a decrease in deferred commission recognition as some commissions are recognized over the technology constrained customer life rather than the shorter contract period of the related revenue and (ii) a $7 million decrease in costs largely driven by higher allocated costs during the Predecessor period. In addition we had increases in employee related expenses due to our acquisition of Skyhigh which was partially offset by savings resulting from MAP.

Research and Development

Research and development expense decreased $44 million, or 9.8%, from $450 million for the combined year 2017 to $406 million for fiscal 2018. The decrease in research and development expense was primarily

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attributable to a decrease of $17 million attributable to the higher allocated costs during the Predecessor period when compared with the Successor period and a decrease of $32 million in employee related expenses driven by decreased headcount associated with MAP. The decreases are partially offset by a $3 million increase in equity-based compensation expense.

General and Administrative

General and administrative expense increased $45 million, or 21.6%, from $208 million for the combined year 2017 to $253 million for fiscal 2018. The increase in general and administrative expense was primarily attributable to (i) a $26 million increase primarily driven by employee retention expenses for cash and equity awards, (ii) a $19 million increase in transformation initiative expenses incurred in connection with transformation of the business following the Sponsor Acquisition, (iii) a $12 million increase in employee costs driven by increase in head count related to the building of our back office functions post-Intel separation, (iv) a $6 million increase in expenses driven by the implementation of ASC Topic 606. These increases were partially offset by a $16 million decrease in costs largely driven by higher allocated costs during the Predecessor period.

Amortization of Intangibles

Amortization of intangibles increased $25 million, or 12.1%, from $207 million for the combined year 2017 to $232 million for fiscal 2018. The increase in amortization of intangibles was primarily attributable to (i) an increase of $7 million driven by the intangible assets from purchase accounting as a result of our Skyhigh and TunnelBear acquisitions and (ii) an $18 million increase in amortization driven by intangible assets recorded in purchase accounting in connection with the Sponsor Acquisition.

Restructuring and Transition Charges

Restructuring and transition charges decreased $153 million, or 81.0%, from $189 million for the combined year 2017 to $36 million for fiscal 2018. The decrease in restructuring and transition charges was primarily attributable to a (i) a $140 million decrease related to costs of the separation from Intel and (ii) a $13 million decrease in facilities and employee restructuring expenses driven by MAP.

Operating Loss

	Predecessor	Successor	Combined	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	Variance in
(in millions, except percentages)			December 30, 2017	December 29, 2018	Dollars	Percent
Operating loss	$(73)	$(406)	$(479)	$(173)	$306	63.9%
Operating loss margin	(12.5)%	(27.2)%	(23.1)%	(7.2)%

Operating loss improved $306 million, or 63.9%, from $479 million for the combined year 2017 to $173 million for fiscal 2018. The improvement in operating loss was primarily attributable to the reasons discussed above.

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For comparability between the combined year 2017 and fiscal 2018, we present operating loss for fiscal 2018 under ASC Topic 605 in the table below:

	Predecessor	Successor	Combined	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	Variance in
(in millions, except percentages)			December 30, 2017	December 29, 2018	Dollars	Percent
Operating loss under ASC Topic 605	$(73)	$(406)	$(479)	$(113)	$366	76.4%
Operating loss margin under ASC Topic 605	(12.5)%	(27.2)%	(23.1)%	(4.5)%

Interest Expense and Other, Net

	Predecessor	Successor	Combined	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	Variance in
(in millions, except percentages)			December 30, 2017	December 29, 2018	Dollars	Percent
Interest expense and other, net	$(1)	$(159)	$(160)	$(307)	$(147)	NM

Interest expense and other, net increased $147 million from $160 million for the combined year 2017 to $307 million for fiscal 2018. The increase in interest expense and other, net was primarily attributable to $309 million for a full year of interest on the $3.7 billion in debt issued in September 2017 in connection with re-capitalizing the business post separation from Intel and interest on the $504 million in debt issued in January 2018 in connection with the Skyhigh acquisition, partially offset by the $90 million of interest of debt to members that was outstanding for a portion of the combined year 2017 in connection with the Sponsor Acquisition and the $64 million of interest on the debt issued in September 2017.

Provision for Income Tax Expense

	Predecessor	Successor	Combined	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	Variance in
(in millions, except percentages)			December 30, 2017	December 29, 2018	Dollars	Percent
Provision for income tax expense	$8	$33	$41	$62	$21	51.2%

Provision for income tax expense increased $21 million, or 51.2%, from $41 million for the combined year 2017 to $62 million for fiscal 2018. The increase in provision for income tax expense was primarily attributable to (i) a $10 million increase in foreign withholding tax and income tax, and (ii) a $11 million increase in U.S. and state tax expense.

Segment Operating Results

Change in Allocation of Costs to Segments

Prior to fiscal 2018, we allocated shared expenses of our administrative functions, including finance, accounting, human resources, legal, operations, information technology and facilities to our reportable segments using a head count ratio of directly attributable employees. Effective fiscal 2018, the allocation metrics were changed to be based on direct identification for segment specific sites and analysis for each shared function using drivers, including surveyed time, head count or revenue mix from each segment. The change in allocation resulted in higher costs allocated to the Consumer segment and lower costs allocated to the Enterprise segment in fiscal 2018 when compared to prior years.

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Enterprise

	Predecessor	Successor	Combined	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	Variance in
(in millions, except percentages)			December 30, 2017	December 29, 2018	Dollars	Percent
Net revenue	$328	$860	$1,188	$1,248	$60	5.1%
Depreciation and amortization	42	173	215	260	45	20.9%
Operating loss	(120)	(359)	(479)	(280)	199	NM
Operating loss margin	(36.6)%	(41.7)%	(40.3)%	(22.4)%

Net revenue increased $60 million, or 5.1%, from $1,188 million for the combined year 2017 to $1,248 million for fiscal 2018. The increase in net revenue was primarily attributable to the absence of $94 million in revenue reductions recorded in the combined year 2017 related to purchase accounting adjustments and a $61 million increase in enterprise revenue primarily driven by the acquisition of Skyhigh, partially offset by a $98 million reduction in net revenue for fiscal 2018 resulting from our adoption of ASC Topic 606 on December 31, 2017.

Depreciation and amortization increased $45 million, or 20.9%, from $215 million for the combined year 2017 to $260 million for fiscal 2018. The increase in depreciation and amortization was primarily attributable to (i) a $34 million increase in amortization driven by intangible assets recorded in purchase accounting at the beginning of the Successor period and (ii) an increase of $16 million driven by the intangible assets of the Skyhigh acquisition. These increases were partially offset by a $5 million decrease in depreciation driven by capital expenditure timing.

Operating loss improved $199 million from $479 million for the combined year 2017 to $280 million for fiscal 2018. The improvement in operating loss was primarily attributable to (i) a decrease of $111 million in costs associated with MAP actions and transition costs after our separation from Intel, (ii) the aforementioned $60 million enterprise revenue increase, (ii) a $39 million decrease in general and administrative costs as a result of changes in the allocation methodology of costs shared between the segments, (iii) a decrease in employee related expenses driven by decreased headcount associated with MAP, (iv) a $26 million decrease in sales and marketing expense related to commissions due to the adoption of ASC Topic 606, (v) a decrease of $12 million in recognition of deferred costs of sales due to the adoption of ASC Topic 606 and (vi) decrease in costs driven by higher allocated costs during the Predecessor period. These increases were partially offset by (i) the $45 million increase in depreciation and amortization discussed above, (ii) a $27 million increase driven by employee retention expenses associated with our acquisition of Skyhigh, (iii) a $16 million increase in commissions due to purchase accounting adjustments to deferred costs at the Sponsor Acquisition and (iv) increases in costs associated with transformation initiatives and operating expenses of Skyhigh.

For comparability between the combined year 2017 and fiscal 2018, we present net revenue and operating loss of the enterprise segment for fiscal 2018 under ASC Topic 605 in the table below:

	Predecessor	Successor	Combined	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	Variance in
(in millions, except percentages)			December 30, 2017	December 29, 2018	Dollars	Percent
Net revenue under ASC Topic 605	328	860	1,188	1,346	158	13.3%
Operating loss under ASC Topic 605	(120)	(359)	(479)	(220)	259	NM
Operating loss margin under ASC Topic 605	(36.6)%	(41.7)%	(40.3)%	(16.3)%

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Consumer

	Predecessor	Successor	Combined	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	Variance in
(in millions, except percentages)			December 30, 2017	December 29, 2018	Dollars	Percent
Net revenue	$258	$630	$888	$1,161	$273	30.7%
Depreciation and amortization	18	213	231	283	52	22.5%
Operating income (loss)	47	(47)	—	107	107	NM
Operating income (loss) margin	18.2%	(7.5)%	—%	9.2%

Net revenue increased $273 million, or 30.7%, from $888 million for the combined year 2017 to $1,161 million for fiscal 2018. The increase in net revenue was primarily attributable to (i) a $150 million increase due to the combined year 2017 purchase accounting adjustments, which are amortizing over time and (ii) a $107 million increase in consumer revenue primarily driven by higher average selling prices, overall growth in new subscribers and improved retention of existing subscribers, and (iii) a $15 million increase related to a change in estimate. The adoption of ASC Topic 606 had minimal impact to the Consumer segment.

Depreciation and amortization increased $52 million, or 22.5%, from $231 million for the combined year 2017 to $283 million for fiscal 2018. The increase in depreciation and amortization was primarily attributable to (i) a increase of $2 million driven by the intangible assets from our Skyhigh and TunnelBear acquisitions and (ii) a $50 million increase in amortization driven by intangible assets recorded in purchase accounting due to the Sponsor Acquisition.

Operating income increased $107 million from $0 for the combined year 2017 to $107 million for fiscal 2018. The increase in operating income was primarily attributable to the aforementioned increase in consumer revenue of $273 million, partially offset by (i) $82 million increase in revenue share expense due to fair value adjustments to deferred revenue share due to purchase accounting, and (ii) the $52 million increase in depreciation and amortization discussed above, (iii) a $39 million increase in general and administrative costs as a result of changes in the allocation methodology of costs shared between the segments. Increased costs from transformation initiatives offset against decreases in costs resulting from MAP and excess allocation in the Predecessor period.

Comparison of the 13-Week Periods Ended March 31, 2018 and March 30, 2019

Net Revenue

(in millions, except percentages)	13-Week Period Ended		Variance in
	March 31, 2018	March 30, 2019	Dollars	Percent
Net revenue	$552	$637	$85	15.4%

Net revenue increased $85 million, or 15.4%, from $552 million for the 13-week period ended March 31, 2018 to $637 million for the 13-week period ended March 30, 2019. The increase in net revenue was primarily attributable to (i) a $46 million increase due to a decrease in purchase accounting adjustments relating to the Sponsor Acquisition, as such adjustments are amortizing down over time, (ii) a $33 million increase in consumer revenue primarily driven by pricing strategy changes, increased retention and increased trial to pay conversion, and (iii) an $8 million increase related to 2018 acquisitions. These increases were partially offset by a decrease of $3 million due to enterprise offerings that were discontinued.

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Cost of Sales

(in millions, except percentages)	13-Week Period Ended		Variance in
	March 31, 2018	March 30, 2019	Dollars	Percent
Cost of sales	$207	$214	$7	3.4%
Gross profit margin	62.5%	66.4%

Cost of sales increased $7 million, or 3.4%, from $207 million for the 13-week period ended March 31, 2018 to $214 million for the 13-week period ended March 30, 2019. The increase in cost of sales was primarily attributable to a $10 million increase in revenue share expense due to fair value adjustments to deferred revenue share in connection with purchase accounting.

Operating Expenses

(in millions, except percentages)	13-Week Period Ended		Variance in
	March 31, 2018	March 30, 2019	Dollars	Percent
Sales and marketing	$198	$193	$(5)	(2.5)%
Research and development	105	94	(11)	(10.5)%
General and administrative	72	59	(13)	(18.1)%
Amortization of intangibles	58	58	—	—%
Restructuring and transition charges	25	12	(13)	(52.0)%

Total	$458	$416	$(42)	(9.2)%

Sales and Marketing

Sales and marketing expense decreased $5 million, or 2.5%, from $198 million for the 13-week period ended March 31, 2018 to $193 million for the 13-week period ended March 30, 2019. The decrease in sales and marketing expense was primarily attributable to a $11 million decrease in salaries and related expenses primarily due to a decrease in headcount as a result of our strategic initiatives, partially offset by a $5 million increase in commission expense due to fair value adjustments to deferred commissions in connection with purchase accounting.

Research and Development

Research and development expense decreased $11 million, or 10.5%, from $105 million for the 13-week period ended March 31, 2018 to $94 million for the 13-week period ended March 30, 2019. The decrease in research and development expense was primarily attributable to (i) a $5 million decrease in salaries and related expenses primarily due to a decrease in headcount as a result of strategic changes to the business and (ii) a $3 million decrease in retention awards largely related to separation from Intel.

General and Administrative

General and administrative expense decreased $13 million, or 18.1%, from $72 million for the 13-week period ended March 31, 2018 to $59 million for the 13-week period ended March 30, 2019. The decrease in general and administrative expense was primarily attributable to (i) a $6 million decrease in compensation expense due to amounts paid to employees of 2018 acquisitions that were owed under acquired business compensation plans upon change of control and employee severance, (ii) a $3 million decrease in legal expenses including expenses relating to acquisitions in fiscal 2018 and other legal matters, and (iii) a $3 million decrease in consulting fees related to strategic initiatives.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Restructuring and Transition Charges

Restructuring and transition charges decreased $13 million, or 52.0%, from $25 million for the 13-week period ended March 31, 2018 to $12 million for the 13-week period ended March 30, 2019. The decrease in restructuring and transition charges was primarily attributable to (i) an $8 million decrease in employee severance and benefits as fewer employees were impacted in 2019 and (ii) a $5 million decrease related to nonrecurring separation costs in fiscal 2018 following the separation from Intel.

Operating Income (Loss)

(in millions, except percentages)	13-Week Period Ended		Variance in
	March 31, 2018	March 30, 2019	Dollars	Percent
Operating income (loss)	$(113)	$7	$120	NM
Operating income (loss) margin	(20.5)%	1.1%

Operating loss improved $120 million from operating loss of $113 million for the 13-week period ended March 31, 2018 to operating income of $7 million for the 13-week period ended March 30, 2019. The improvement in operating loss was primarily attributable to the reasons discussed above.

Interest Expense and Other, Net

(in millions, except percentages)	13-Week Period Ended		Variance in
	March 31, 2018	March 30, 2019	Dollars	Percent
Interest expense and other, net	$(75)	$(70)	$5	NM

Interest expense and other, net decreased $5 million, or 6.7%, from $75 million for the 13-week period ended March 31, 2018 to $70 million for the 13-week period ended March 30, 2019. The decrease in interest expense and other, net was primarily attributable to a decrease in interest expense due to the refinancing of certain of our indebtedness in fiscal 2018.

Provision for Income Tax Expense

(in millions, except percentages)	13-Week Period Ended		Variance in
	March 31, 2018	March 30, 2019	Dollars	Percent
Provision for income tax expense	$18	$17	$(1)	(5.6)%

Provision for income tax expense decreased $1 million, or 5.6%, from $18 million for the 13-week period ended March 31, 2018 to $17 million for the 13-week period ended March 30, 2019. The decrease in provision for income tax expense was primarily attributable to a $5 million decrease in foreign withholding taxes partially offset by (i) increases in state tax expense due to a rate change and (ii) increases in foreign taxes due to return to provision adjustments.

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GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Segment Operating Results

Enterprise

(in millions, except percentages)	13-Week Period Ended		Variance in
	March 31, 2018	March 30, 2019	Dollars	Percent
Net revenue	$294	$323	$29	9.9%
Depreciation and amortization	63	66	3	4.8%
Operating loss	(114)	(58)	56	NM
Operating loss margin	(38.8)%	(18.0)%

Net revenue increased $29 million, or 9.9%, from $294 million for the 13-week period ended March 31, 2018 to $323 million for the 13-week period ended March 30, 2019. The increase in net revenue was primarily attributable to (i) the absence of $26 million in revenue reductions recorded in the combined year 2017 related to purchase accounting adjustments and (ii) a $6 million increase for the results of operations of the companies acquired in fiscal 2018. These increases were partially offset by a $3 million decrease due to products that were discontinued.

Depreciation and amortization increased $3 million, or 5%, from $63 million for the 13-week period ended March 31, 2018 to $66 million for the 13-week period ended March 30, 2019. The increase in depreciation and amortization was primarily attributable to additional tangible and intangible assets of the companies acquired in fiscal 2018.

Operating loss improved $56 million from $114 million for the 13-week period ended March 31, 2018 to $58 million for the 13-week period ended March 30, 2019. The improvement in operating loss was primarily attributable to the aforementioned enterprise revenue increase and a $27 million or 9.4% decrease in operating expenses. Operating expenses declined as a result of recent strategic and transformational initiatives, which resulted in $14 million lower research and development expenses and $14 million lower general and administrative expenses.

Consumer

(in millions, except percentages)	13-Week Period Ended		Variance in
	March 31, 2018	March 30, 2019	Dollars	Percent
Net revenue	$258	$314	$56	21.7%
Depreciation and amortization	70	71	1	1.4%
Operating income	1	65	64	NM
Operating income margin	0.4%	20.7%

Net revenue increased $56 million, or 21.7%, from $258 million for the 13-week period ended March 31, 2018 to $314 million for the 13-week period ended March 30, 2019. The increase in net revenue was primarily attributable to (i) a $20 million increase due to a decrease in the combined year 2017 purchase accounting adjustments, (ii) a $33 million increase in consumer revenue primarily driven by pricing strategy changes, increased retention, and increased trial to pay conversion, and (iii) a $2 million increase related to 2018 acquisitions.

Depreciation and amortization was relatively unchanged for the 13-week period ended March 31, 2018 and the 13-week period ended March 30, 2019.

Operating income increased $64 million, from $1 million for the 13-week period ended March 31, 2018 to $65 million for the 13-week period ended March 30, 2019. The increase in operating income was primarily attributable to the aforementioned consumer revenue increase.

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GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Quarterly Results of Operations and Other Financial and Operations Data

The following tables set forth selected unaudited quarterly results of operations and other financial and operations data for each of the eight 13-week periods presented below, as well as the percentage that each line item represents of net sales. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of our consolidated results of operations for these periods. This data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our quarterly results of operations will vary in the future. These quarterly operating results are not necessarily indicative of our operating results for any future period.

We adopted Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers, or ASC Topic 606, on December 31, 2017, using the modified retrospective transition method. Under this method, results for reporting periods beginning on or after December 31, 2017 are presented in accordance with ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting under ASC Topic 605, Revenue Recognition.

Consolidated Statements of Operations (in millions, unaudited)	13-Week Period Ended
	July 1, 2017	September 30, 2017	December 30, 2017	March 31, 2018	June 30, 2018	September 29, 2018	December 29, 2018	March 30, 2019
Net revenue	$457	$494	$539	$552	$593	$613	$651	$637
Cost of sales	172	176	194	207	213	211	209	214

Gross profit	285	318	345	345	380	402	442	423
Operating expenses:
Sales and marketing	182	188	214	198	204	196	217	193
Research and development	116	102	105	105	109	99	93	94
General and administrative	50	47	60	72	62	59	62	59
Amortization of intangibles	58	56	53	58	57	57	58	58
Restructuring and transition charges	43	62	18	25	6	4	1	12

Total operating expenses	449	455	450	458	438	415	431	416

Operating income (loss)	(164)	(137)	(105)	(113)	(58)	(13)	11	7
Interest expense and other, net	(44)	(48)	(67)	(75)	(78)	(77)	(77)	(70)
Foreign exchange gain (loss), net	2	(3)	(8)	(9)	29	(1)	11	13

Loss before income taxes	(206)	(188)	(180)	(197)	(107)	(91)	(55)	(50)
Provision for income tax expense	7	15	11	18	17	13	14	17

Net loss	$(213)	$(203)	$(191)	$(215)	$(124)	$(104)	$(69)	$(67)

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GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Consolidated Statements of Operations, as a percentage of net revenue	13-Week Period Ended
	July 1, 2017	September 30, 2017	December 30, 2017	March 31, 2018	June 30, 2018	September 29, 2018	December 29, 2018	March 30, 2019
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	37.6%	35.6%	36.0%	37.5%	35.9%	34.4%	32.1%	33.6%

Gross profit	62.4%	64.4%	64.0%	62.5%	64.1%	65.6%	67.9%	66.4%
Operating expenses:
Sales and marketing	39.8%	38.1%	39.7%	35.9%	34.4%	32.0%	33.3%	30.3%
Research and development	25.4%	20.6%	19.5%	19.0%	18.4%	16.2%	14.3%	14.8%
General and administrative	10.9%	9.5%	11.1%	13.0%	10.5%	9.6%	9.5%	9.3%
Amortization of intangibles	12.7%	11.3%	9.8%	10.5%	9.6%	9.3%	8.9%	9.1%
Restructuring and transition charges	9.4%	12.6%	3.3%	4.5%	1.0%	0.7%	0.2%	1.9%

Total operating expenses	98.2%	92.1%	83.5%	83.0%	73.9%	67.7%	66.2%	65.3%

Operating income (loss)	(35.9)%	(27.7)%	(19.5)%	(20.5)%	(9.8)%	(2.1)%	1.7%	1.1%
Interest expense and other net	(9.6)%	(9.7)%	(12.4)%	(13.6)%	(13.2)%	(12.6)%	(11.8)%	(11.0)%
Foreign exchange gain (loss), net	0.4%	(0.6)%	(1.5)%	(1.6)%	4.9%	(0.2)%	1.7%	2.0%

Loss before income taxes	(45.1)%	(38.1)%	(33.4)%	(35.7)%	(18.0)%	(14.8)%	(8.4)%	(7.8)%
Provision for income tax expense	1.5%	3.0%	2.0%	3.3%	2.9%	2.1%	2.2%	2.7%

Net loss	(46.6)%	(41.1)%	(35.4)%	(38.9)%	(20.9)%	(17.0)%	(10.6)%	(10.5)%

The following tables present non-GAAP financial measures for each of the eight 13-week periods presented below March 30, 2019. In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. Refer to “Selected Consolidated and Combined Financial Data—Non-GAAP Financial Measures” and “Selected Consolidated and Combined Financial Data—Reconciliation of Non-GAAP Financial Measures” for a description of the non-GAAP measures and the adjustments to reconcile to GAAP.

(in millions, except percentages)	13-Week Period Ended
	July 1, 2017	September 30, 2017	December 30, 2017	March 31, 2018	June 30, 2018	September 29, 2018	December 29, 2018	March 30, 2019
Adjusted net revenue	$629	$620	$636	$614	$633	$640	$658	$653
Adjusted EBITDA	149	155	135	136	150	179	179	199
Adjusted EBITDA margin	23.7%	25.0%	21.2%	22.1%	23.7%	28.0%	27.2%	30.5%
Free cash flow	169	12	96	32	(30)	71	184	80
Free cash flow margin	26.9%	1.9%	15.1%	5.2%	(4.7)%	11.1%	28.0%	12.3%

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GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures.

(in millions)	13-Week Period Ended
	July 1, 2017	September 30, 2017	December 30, 2017	March 31, 2018	June 30, 2018	September 29, 2018	December 29, 2018	March 30, 2019
Net revenue	$457	$494	$539	$552	$593	$613	$651	$637
Add: Purchase accounting adjustments to deferred revenue	172	126	97	62	40	27	22	16
Less: Cumulative catch-up adjustment for claw-back revenue(1)	—	—	—	—	—	—	(15)	—

Adjusted net revenue	$629	$620	$636	$614	$633	$640	$658	$653

(1)	Represents a release of revenue under reserve for a single customer in connection with such customer’s right under certain circumstances to claw-back revenue for us within twelve months of payment.

(in millions)	13-Week Period Ended
	July 1, 2017	September 30, 2017	December 30, 2017	March 31, 2018	June 30, 2018	September 29, 2018	December 29, 2018	March 30, 2019
Net loss	$(213)	$(203)	$(191)	$(215)	$124	$(104)	$69	$(67)
Add: Interest (income) expense	44	48	67	75	78	77	77	70
Add: Income tax	7	15	11	18	17	12	15	17
Add: Amortization	114	113	112	119	121	121	122	121
Add: Depreciation	16	16	15	14	15	15	15	16
Add: Equity-based compensation	2	3	4	8	8	6	6	6
Add: Cash in lieu of equity awards(1)	17	14	11	12	10	8	6	5
Add: Acquisition and integration costs(2)	—	—	3	11	7	7	6	6
Add: Restructuring and transition(3)	43	62	18	25	6	4	1	12
Add: Foreign exchange loss (gain) and effect of related hedges	(2)	3	8	9	(29)	1	(11)	(13)
Add: Purchase accounting adjustments to deferred revenue	172	126	97	62	40	27	22	16
Less: Purchase accounting adjustments to deferred costs	(53)	(44)	(30)	(18)	(6)	(5)	(4)	(2)
Add: Management fees(5)	2	2	2	2	2	2	2	2
Add: Implementation costs of adopting ASC Topic 606	—	—	—	1	1	1	3	3
Add: Transformation initiatives(6)	—	—	8	13	4	7	3	7
Less: Cumulative catch-up adjustment for claw-back revenue(7)	—	—	—	—	—	—	(15)	—

Adjusted EBITDA	$149	$155	$135	$136	$150	$179	$179	$199

Adjusted net revenue	$629	$620	$636	$614	$633	$640	$658	$653
Adjusted EBITDA margin	23.7%	25.0%	21.2%	22.1%	23.7%	28.0%	27.2%	30.5%

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

(1)

As a result of the Sponsor acquisition, cash awards were provided to certain employees who held Intel equity awards in lieu of equity in Foundation Technology Worldwide LLC. In addition, as a result of the Skyhigh acquisition, cash awards were provided to certain employees who held Skyhigh equity awards in lieu of equity in Foundation Technology Worldwide LLC. As we do not have a comparable program, we believe this expense is not reflective of our ongoing results.

(2)

Represents both direct and incremental costs in connection with business acquisitions, including acquisition consideration structured as cash retention, third party professional fees, and other integration costs.

(3)

Represents both direct and incremental costs associated with our separation from Intel, including standing up our back office and costs to execute strategic restructuring events, including third-party professional fees and services, transition services provided by Intel, severance, and facility restructuring costs.

(4)

Represents expenses allocated by Intel to our Predecessor financial statements in connection with the Sponsor Acquisition and hardware costs during the Predecessor period in excess of costs realized on a standalone basis.

(5)

Represents management fees paid to certain affiliates of our Sponsors and Intel pursuant to the Management Services Agreement. The Management Services Agreement will terminate in connection with this offering and we will be required to pay a one-time fee of $         to such parties.

(6)

Represents costs incurred in connection with transformation of the business post-Intel separation, including costs incurred in connection with MAP, and includes pro forma savings impact of workforce restructuring involving both eliminations of positions and relocations to lower cost locations, strategic initiatives to improve customer retention, activation to pay and cost synergies, inclusive of duplicative run rate costs related to facilities and data center rationalization.

(7)	Represents a release of revenue under reserve for a single customer in connection with such customer’s right under certain circumstances to claw-back revenue from us within twelve months of payment.

(in millions, except percentages)	13-Week Period Ended
	July 1, 2017	September 30, 2017	December 30, 2017	March 31, 2018	June 30, 2018	September 29, 2018	December 29, 2018	March 30, 2019
Net cash provided by (used in) operating activities	$171	$20	$125	$52	$(17)	$85	$199	$95
Less: Capital expenditures(1)	(2)	(8)	(29)	(20)	(13)	(14)	(15)	(15)

Free cash flow	$169	$12	$96	$32	$(30)	$71	$184	$80

Adjusted net revenue	$629	$620	$636	$614	$633	$640	$658	$653
Free cash flow margin	26.9%	1.9%	15.1%	5.2%	(4.7)%	11.1%	28.0%	12.3%

(1)	Capital expenditures includes payments for property and equipment and investments in software.

Seasonality

While portions of our business are impacted by seasonality, the net impact of seasonality on our combined business is limited. Software license and maintenance orders are generally higher in our third and fourth quarters and lower in our first and second quarters. A significant decline in license and maintenance orders is typical in the first quarter of our year as compared to license and maintenance orders in the fourth quarter of the prior year. In addition, we generally receive a higher volume of software license and maintenance orders in the last month of a quarter, with orders concentrated in the later part of that month. We believe that this seasonality primarily reflects customer spending patterns and budget cycles, as well as the impact of compensation incentive plans for our sales personnel. Revenue generally reflects similar seasonal patterns but to a lesser extent than orders because revenue is not recognized until an order is shipped or services are performed and other revenue recognition criteria are met and a large portion of our in period revenues are recognized ratably from our deferred revenue balance. Consumer orders are generally higher in the first and fourth quarters and lower in the second and third quarters. A significant number of orders in the fourth quarter is reflective of historically higher holiday sales of PC computers leading to higher subscriptions in the fourth quarter as well as in the first quarter due to lag from computer purchase to paid subscription of our products. This seasonal effect is present both in new subscriptions as well as in the renewal of prior year subscriptions due in those quarters.

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Liquidity and Capital Resources

Sources of Liquidity

At March 30, 2019, we had cash and cash equivalents of $199 million. Our primary source of cash for funding operations and growth has been through cash flows generated from operating activities. In addition, we have funded certain acquisitions, distributions to members, and to a lesser extent, capital expenditures and our operations, through borrowings under the Senior Secured Credit Facilities, primarily in the form of long-term debt obligations. At March 30, 2019, we had $500 million of additional borrowing capacity under our revolving credit facility.

We believe that our existing cash on hand, expected future cash flows from operating activities, and additional borrowings available under our credit facilities will provide sufficient resources to fund our operating requirements as well as future capital expenditures, debt service requirements, and investments in future growth for at least the next twelve months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, and the continuing market acceptance of our products. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition may be adversely affected.

Senior Secured Credit Facilities

On September 29, 2017, McAfee, LLC entered into senior secured credit facilities (the “First Lien Credit Facilities”), which consisted of a U.S. dollar-denominated term loan tranche of $2,555 million (the “First Lien USD Term Loan”), a Euro-denominated term loan tranche of €507 million (the “First Lien EUR Term Loan”, and together with the First Lien USD Term Loan, the “First Lien Term Loans”), and a $500 million revolving credit facility (the “Revolving Credit Facility”). The First Lien Credit Facilities were amended: (x) on January 3, 2018 to increase the amount of the First Lien USD Term Loan by $324 million and the First Lien EUR Term Loan by €150 million; (y) on November 1, 2018, to make changes to the pricing terms and to increase the amount of the First Lien EUR Term Loan by €90 million, to reduce the First Lien USD term loan by $50 million and prepay $50 million of the Second Lien term Loan (as defined below); and (z) on June 13, 2019 to increase the amount of the First Lien USD Term Loan by $300 million and the First Lien EUR Term Loan by €355 million. As a result of the amendments, the First Lien Credit Facilities as of March 30, 2019 consisted of the First Lien USD Term Loan of $2,787 million, the First Lien EUR Term Loan of €737 million and the Revolving Credit Facility of $500 million. The Revolving Credit Facility includes a $50 million sublimit for the issuance of letters of credit.

In addition, on September 29, 2017, the McAfee, LLC entered into a second lien credit facility (the “Second Lien Credit Facility”, and, together with the First Lien Credit Facilities, the “Senior Secured Credit Facilities”), which, as of March 30, 2019, consisted of a U.S. dollar-denominated term loan tranche of $550 million (the “Second Lien Term Loan”).

The commitments under the Revolving Credit Facility will mature on September 29, 2022, and the First Lien Term Loans will mature on September 29, 2024. The Second Lien Term Loan will mature on September 29, 2025.

As of March 30, 2019, our total outstanding indebtedness under the Credit Facilities was $4,165 million. The Revolving Credit Facility was undrawn as of March 30, 2019, before giving effect to the June 13, 2019 increase in our First Lien USD Term Loan and First Lien EUR Term Loan, as described above.

First Lien Credit Facilities

The First Lien Term Loans require equal quarterly repayments equal to 0.25% of the original principal amount.

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GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

The borrowings under the Revolving Credit Facility bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 3.75% or (2) a base rate plus an applicable margin of 2.75%. The applicable margins for Eurodollar rate and base rate borrowings are subject to reductions to 3.50% and 3.25% and 2.50% and 2.25%, respectively, based on our first lien net leverage ratio. The Eurodollar rate applicable to the Revolving Credit Facility is subject to a “floor” of 0.0%. We are required to pay a commitment fee of 0.50% per annum of unused commitments under the Revolving Credit Facility.

The borrowings under the First Lien USD Term Loan bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 3.75% or (2) a base rate plus an applicable margin of 2.75%. The borrowings under the First Lien EUR Term Loan bear interest at a floating rate which is a EURIBOR rate for a specified interest period plus an applicable margin of 3.50%. The Eurodollar rate and EURIBOR rate applicable to the First Lien Term Loans and the Revolving Credit Facility are subject to a “floor” of 0.0%.

In addition, the terms of the First Lien Credit Facilities include a financial covenant which requires that, at the end of each fiscal quarter, for so long as the aggregate principal amount of borrowings under the Revolving Credit Facility exceeds 35% of the aggregate commitments under the Revolving Credit Facility, our first lien net leverage ratio cannot exceed 6.30 to 1.00. A breach of this financial covenant will not result in a default or event of default under the First Lien Term Loans unless and until the lenders under the Revolving Credit Facility have terminated the commitments under the Revolving Credit Facility and declared the borrowings under the Revolving Credit Facility due and payable.

Our first lien net leverage ratio was 3.9 as of March 30, 2019. For the 13-week period ended March 30, 2019, the weighted average interest rate was 6.12% under the First Lien USD Term Loan and 3.42% under the First Lien EUR Term Loan. As of March 30, 2019, we had a total of $500 million of available borrowings under the Revolving Credit Facility, of which we had no borrowing outstanding. On the amount available for borrowing, we paid a commitment fee of 0.5%.

Second Lien Credit Facility

The borrowings under the Second Lien Credit Facility bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 8.50% or (2) a base rate plus an applicable margin of 7.50%. The Eurodollar rate applicable to the Second Lien Credit Facility is subject to a “floor” of 1.0%.

As of March 30, 2019, the weighted average interest rate under the Second Lien Credit Facility was 11.12%.

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GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Consolidated Statements of Cash Flows

Our cash flows for fiscal 2016, the combined year 2017, fiscal 2018 and the 13-week periods ended March 31, 2018 and March 30, 2019 were:

	Predecessor		Successor	Combined	Successor	Successor
	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Year Ended	Fiscal Year Ended	13-Week Period Ended
(in millions)	December 31, 2016			December 30, 2017	December 29, 2018	March 31, 2018	March 30, 2019
Net cash provided by (used in) operating activities	$211	$(65)	$316	$251	$319	$52	$95
Net cash provided by (used in) investing activities	4	(10)	(39)	(49)	(677)	(635)	(15)
Net cash provided by (used in) financing activities	(164)	(23)	87	64	459	504	(344)
Net increase (decrease) in cash and cash equivalents	50	(95)	371	276	97	(75)	(269)

Operating Activities

For fiscal 2016, net cash provided by operating activities was $211 million, as a result of a net loss of $95 million, adjusted for non-cash charges of $316 million and a net cash outflow of $10 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $271 million in depreciation and amortization and $95 million in equity-based compensation, partially offset by a $38 million gain on divestiture and $16 million in deferred taxes. The net cash outflow of $10 million from changes in operating assets and liabilities was primarily due to a $65 million decrease in accounts payable and accrued liabilities partially offset by a $49 million increase in deferred revenue.

For the combined year, 2017, net cash provided by operating activities was $251 million, as a result of a net loss of $686 million, adjusted for non-cash charges of $459 million and net cash inflow of $478 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $446 million of depreciation and amortization. The cash inflow from changes in operating assets and liabilities was primarily due to a $505 million increase in deferred revenue.

For fiscal 2018, net cash provided by operating activities was $319 million, as a result of a net loss of $512 million, adjusted for non-cash charges of $602 million and net cash inflow of $229 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $543 million in depreciation and amortization and $28 million in equity-based compensation. The net cash inflow from changes in operating assets and liabilities was primarily due to a $309 million increase in deferred revenue and a $31 million decrease in accounts receivable, partially offset by a $51 million increase in other assets, a $35 million decrease in other liabilities and a $25 million increase in deferred costs.

For the 13-weeks ended March 31, 2018, net cash provided by operating activities was $52 million, as a result of net loss of $215 million, adjusted for non-cash charges of $140 million and net cash inflow of $127 million from change in operating assets and liabilities. Non-cash charges consisted primarily of $133 in depreciation and amortization and $8 million in equity-based compensation. The net cash inflow from changes in operating assets and liabilities was primarily due to a $137 million decrease in accounts receivable and a $79 million increase in deferred revenue, partially offset by a decrease in other liabilities of $47 million, an increase in other assets of $25 million, and an increase in deferred costs of $19 million.

For the 13-weeks ended March 30, 2019, net cash provided by operating activities was $95 million, as a result of a net loss of $67 million, adjusted for non-cash charges of $167 million and net cash outflow of

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$5 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $137 million in depreciation and amortization, $6 million in equity-based compensation, $6 million for deferred taxes, and $18 million in other operating activities primarily consisting of lease asset amortization, amortization of debt discount and issuance costs, and foreign exchange loss. The net cash outflow from changes in operating assets and liabilities was primarily due to a $110 million decrease in accounts receivable partially offset by a decrease in liabilities of $103 million primarily related to accrued compensation and benefits and accounts payable and other current liabilities.

Investing Activities

For fiscal 2016, net cash provided by investing activities was $4 million, which was primarily the result of net proceeds of $52 million from a divestiture partially offset by additions to property and equipment of $40 million in the Predecessor period.

For the combined year 2017, net cash used in investing activities was $49 million, which primarily related to additions to property and equipment of $64 million partially offset by $19 million in sales of investments in the Predecessor period.

For fiscal 2018, net cash used in investing activities was $677 million, which was primarily the result of acquisitions of Skyhigh and TunnelBear of $615 million, net of cash acquired, and additions to property and equipment of $61 million.

For the 13-weeks ended March 31, 2018, net cash used in investing activities was $635 million, which was primarily the result of the acquisitions of $615 million, net of cash acquired, and additions to property and equipment of $19 million.

For the 13-weeks ended March 30, 2019, net cash used in investing activities was $15 million, which was primarily the result of additions to property and equipment of $13 million.

Financing Activities

For fiscal 2016, net cash used in financing activities was $164 million, which was primarily the result of net transfers to parent of $168 million in the Predecessor period.

For the combined year 2017, net cash provided by financing activities was $64 million, which was primarily the result of net proceeds of debt $3,660 million, $217 million in proceeds from the issuance of member units partially offset by $2,245 million in payment of debt due to members and $1,562 million in distributions to members all of which was in the successor period.

For fiscal 2018, net cash provided by financing activities was $459 million, which was primarily the result of net proceeds of debt of $494 million, used for our business acquisitions, net proceeds of $52 million from the modification of our debt, and $20 million in proceeds from a note issued to a member partially offset by $87 million in payment of third party debt, and $20 million in other financing fees primarily relating to equity repurchase and equity-based compensation tax withholdings.

For the 13-weeks ended March 31, 2018, net cash provided by financing activities was $504 million, which was primarily the result of net proceeds of debt of $494 million, used for our business acquisitions, and $20 million in proceeds from a note issued to a member related to costs of separating from Intel partially offset by $9 million in payment of third party debt.

For the 13-weeks ended March 30, 2019, net cash used in financing activities was $344 million, which was primarily the result of distributions to members of $329 million and payment of third party debt of $9 million.

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Subsequent to March 30, 2019, we entered into an increase of our term loans under the 1st Lien credit facility that provided proceeds of $702 million. Additionally, we paid distributions to our members of $705 million. There are distribution amounts of $5 million that have not yet been paid.

Contractual Obligations and Commitments

The following is a summary of our contractual obligations as of December 29, 2018:

(in millions)	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Long-term debt(1)	$4,189	$36	$73	$73	$4,007
Cash interest(2)	1,558	286	563	553	156
Purchase obligations	215	61	87	64	3
Operating lease obligations, including imputed interests	109	35	37	15	22

Total	$6,071	$418	$760	$705	$4,188

(1)	See Note 12 to our consolidated financial statements included elsewhere in this prospectus for further information on our long-term debt.
(2)

Interest payments were calculated based on the contractual terms related to the First Lien USD Term Loan, First Lien Euro Term Loan and Second Lien USD Term Loan. See Note 12 to our consolidated financial statements included elsewhere in this prospectus for further information on the First Lien USD Term Loan, First Lien Euro Term Loan, and Second Lien USD Term Loan.

We incurred an additional $46 million of non-cancelable operating lease commitments to an agreement with a landlord entered into in April 2019. The above table also does not reflect incurrence of an additional $702 million of long-term debt issued in June 2019.

Off-balance Sheet Arrangements

As of December 29, 2018 and March 30, 2019, we did not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other purposes.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of operating results and financial condition are based upon our consolidated and combined financial statements included elsewhere in this prospectus. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements including those that involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below are those that are most important to the portrayal of our results of operations or involve the most difficult management decisions related to the use of significant estimates and assumptions as described above. For further information, see Note 2 of our consolidated financial statements included elsewhere in this prospectus.

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Revenue Recognition

We derive revenue from the sale of perpetual licenses and hardware, subscriptions, SaaS offerings, support and maintenance, professional services, or a combination of these items, primarily through our indirect relationships with our partners or direct relationships with end customers through our internal sales force. On December 31, 2017, we adopted ASC Topic 606. Results for the reporting period beginning December 31, 2017 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported under ASC Topic 605.

We recognize revenue pursuant to the five-step framework within ASC Topic 606:

1.	Identify the contract(s) with a customer: Contracts are generally evidenced by a binding and non-cancelable purchase order or agreement that creates enforceable rights and obligations.

2.	Identify the performance obligations in the contract: Performance obligations are the promises contained in the contract to provide distinct goods or services.

3.	Determine the transaction price: The amount of consideration we expect to be entitled for transferring the promised goods and services to the customer.

4.	Allocate the transaction price to the performance obligations in the contract: standalone selling price (“SSP”) is determined for each performance obligation in the contract and a proportion of the overall transaction price is allocated to each performance obligation based on the relative value of its SSP in comparison to the transaction price except when a discount or variable consideration can be allocated to a specific performance obligation in the contract.

5.	Recognize revenue when (or as) we satisfy a performance obligation: Recognition for a performance obligation may happen over time or at a point in time depending on the facts and circumstances.

Determining the nature and timing of satisfaction of performance obligations, assessing the material rights associated with it, determining the SSP of performance obligations, and determining our technology constrained customer life often involves significant judgment that can have a significant impact on the timing and amount of revenue we report.

We generally consider our customer to be the entity with which we have a contractual agreement. This could be the end user, or when we sell products and services through the channel, our customer could be either the distributor or the reseller. As part of determining whether a contract exists, probability of collection is assessed on a customer-by-customer basis at the outset of the contract. Customers are subjected to a credit review process that evaluates the customers’ financial position and the ability and intention to pay.

At contract inception, we assess the goods and services promised in our contracts with customers and identify a performance obligation for each promise to transfer to the customer a good or service (or bundle of goods or services) that is distinct—i.e., if a good or service is separately identifiable from other items in the bundled package and if a customer can benefit from it on its own or together with other resources that are readily available to the customer. To identify our performance obligations, we consider all of the goods or services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. Determining whether products and services are considered distinct performance obligations or should be combined to create a single performance obligation may require significant judgment. We recognize revenue when (or as) we satisfy a performance obligation by transferring control of a good or service to a customer.

The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer, adjusted for estimated variable consideration, if any. We typically estimate the transaction price impact of sales returns and discounts offered to the customers, including discounts for early payments on receivables, rebates or certain distribution partner incentives, including marketing programs. Constraints are applied when estimating variable considerations based on historical experience where applicable.

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Once we have determined the transaction price, we allocate it to each performance obligation in a manner depicting the amount of consideration to which we expect to be entitled in exchange for transferring the goods or services to the customer (the “allocation objective”). If the allocation objective is met at contractual prices, no allocations are made. Otherwise, we allocate the transaction price to each performance obligation identified in the contract on a relative SSP basis, except when the criteria are met for allocating variable consideration or a discount to one or more, but not all, performance obligations in the contract.

To determine the SSP of our goods or services, we conduct a regular analysis to determine whether various goods or services have an observable SSP. If we do not have an observable SSP for a particular good or service, then SSP for that particular good or service is estimated using an approach that maximizes the use of observable inputs. We generally determine SSPs using various methodologies such as historical prices, expected cost plus margin, adjusted market assessment or non-standalone selling prices.

We recognize revenue as control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for the promised goods or services. Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities. Control of the promised goods or services is transferred to our customers at either a point in time or over time, depending on the performance obligation.

Nature of Products and Services

Certain of our perpetual software licenses or hardware with integrated software are not distinct from their accompanying maintenance and support, as they are dependent upon regular threat updates. Revenue for these products is recognized over time as control is transferred to the customer. These contracts typically contain a renewal option that we have concluded creates a material right for our customer. The license, and the corresponding material right performance obligation, are recognized over time, as control is transferred to the customer over the term of the technology constrained customer life.

Alternatively, certain of our perpetual software licenses, hardware appliances, or hardware with integrated software provide a benefit to the customer that is separable from the related support as they are not dependent upon regular threat updates. Revenue for these products is recognized at a point in time when control is transferred to our customers, generally at shipment. The related maintenance and support represent a separate performance obligation and the associated transaction price allocated to it is recognized over time as control is transferred to the customer.

The nature of our promise to the customer to provide our SaaS offerings and time-based software licenses and related support and maintenance is to stand ready to provide protection for a specified or indefinite period of time. Maintenance and support in these cases are typically not distinct performance obligations as the licenses are dependent upon regular threat updates to the customer. Instead the maintenance and support is combined with a software license to create a single performance obligation. We typically satisfy these performance obligations over time, as control is transferred to the customer as the services are provided.

Revenue for professional services that are a separate and distinct performance obligation is recognized as services are provided to the customer.

Additional Revenue Recognition Considerations

Royalties and Managed Service Provider Revenues

Our OEM and managed service provider (“MSP”) sales channels have revenues derived from sales- or usage-based royalties. Such revenue is excluded from any variable consideration and transaction price calculations and is recognized at the later of when the sale or usage occurs, or the performance obligation is satisfied or partially satisfied.

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Consideration Payable to a Customer

We make various payments to our channel partners, which may include revenue share, product placement fees and marketing development funds. Costs that are incremental to revenue, such as revenue share, are capitalized and amortized over time as cost of sales. Product placement fees and marketing development funds are expensed in sales and marketing expense as the related benefit is received.

Under certain of our channel partner agreements, the partners pay us royalties on our technology sold to their customers, which we recognize as revenue in accordance with our revenue recognition policy. In these situations, the payments made to our channel partners are recognized as consideration paid to a customer, and thus are recorded as reductions to revenue up to the amount of cumulative revenue recognized from the contract with the channel partner during the period of measurement.

Payment Terms and Warranties

Our payment terms vary by the type and location of our customer and the products or services offered. The term between invoicing and when payment is due is not significant. For certain products or services and customer types, we require payment before the products or services are delivered to the customer.

We provide assurance warranties on our products and services. The warranty timeframe varies depending on the product or service sold, and the resolution of any issues is at our discretion to either repair, replace, reperform or refund the fee.

Contract Costs

Contract acquisition costs consist mainly of sales commissions and associated fringe benefits, as well as revenue share under programs with certain of our distribution partners. These costs would not have been incurred if the contract was not obtained and are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are and capitalized and amortized over time in accordance with ASC 340-40.

Contract fulfillment costs consist of hardware and software and related costs. These costs are incremental and recoverable and are capitalized and amortized on a systematic basis that is consistent with the pattern of transfer of the goods and services to which the asset relates. We typically recognize the initial commissions that are not commensurate with renewal commissions over the longer of the customer relationship (generally estimated to be four to five years) or over the same period as the initial revenue arrangement to which these costs relate. Renewal commissions paid are generally amortized over the renewal period.

ASC Topic 605

Prior to December 31, 2017, we recognized revenue under ASC Topic 605, when all of the following criteria had been met: (1) Persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) fee is fixed or determinable, and collectability is probable. For multiple-element arrangements that include perpetual software licenses, support, and/or services, we allocated fair value to each element based on vendor-specific objective evidence (“VSOE”). If VSOE was available, we recognized when the element was delivered. If VSOE was not available for the delivered element, we applied the residual method and recognized revenue for the difference between the total arrangement fee and the aggregate fair value of the undelivered elements.

Determining whether and when some of these criteria have been satisfied often involves judgments that can have a significant impact on the timing and amount of revenue we report. Determining VSOE of the fair value of the various undelivered elements of our multiple element software transactions and the fair value of the elements within multiple-element revenue transactions where VSOE is not available involves significant judgment that can have a significant impact on the timing and amount of revenue we report.

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For software and non-software multiple-element arrangements, we allocated revenue using the relative selling price method to the software elements as a group and on-software elements based on the following selling price hierarchy: (1) VSOE of fair value, (2) third-party evidence (“TPE”), and (3) best estimate of selling price (“BESP”). We then allocated the arrangement within the software group using the residual method. When we were unable to establish a selling price using VSOE or TPE, we used BESP to allocate the arrangement fees to the deliverables. We limited the amount of revenue recognized for delivered elements to an amount that was not contingent upon future delivery of additional products/services or meeting any specified performance conditions.

We recognized product revenue at the time of shipment, provided all other revenue recognition criteria had been met. We recognized service, support, and subscriptions revenue ratably over the contractual period, which typically ranged from one to three years.

Our professional services typically consist of training and implementation services. We do not typically enter into transactions that provide for significant production, modification, or customization of our software. Professional service revenue was recognized as the services are performed or, if required, upon customer acceptance.

We enter into revenue-sharing agreements with our strategic partners, primarily PC OEMs who load trial or subscription versions of the Company’s products onto their hardware products. We share a percentage of the revenue we receive from the end customer upon trial-to-paid conversion or upon renewal of a paid subscription.

We have various marketing programs with our business partners who we consider customers and reduced revenue by the cash consideration given, which was presumed to be a reduction of the selling price. We deferred costs of revenue related to revenue-sharing and royalty arrangements and commissions recognized these costs over the service period of the related revenue which was typically over one to three years.

Goodwill

Goodwill is recorded as the excess of consideration transferred over the acquisition-date fair values of assets acquired and liabilities assumed and primarily comprises the goodwill arising from the Sponsor Acquisition. We assign goodwill to our reporting units based on the relative fair value expected at the time of the acquisition.

We perform an annual impairment assessment in the fourth quarter or more frequently if indicators of potential impairment exist, which includes evaluating qualitative and quantitative factors to assess the likelihood of an impairment of a reporting unit’s goodwill. For reporting units in which this assessment concludes that it is more likely than not that the fair value is more than its carrying value, goodwill is not considered impaired and we are not required to perform the quantitative goodwill impairment test.

For reporting units in which the impairment assessment concludes that it is more likely than not that the fair value is less than its carrying value, we perform the quantitative goodwill impairment test, which compares the fair value of the reporting unit to its carrying value. Impairments, if any, are based on the excess of the carrying amount over the fair value. Our goodwill impairment test considers the income method and/or market method to estimate a reporting unit’s fair value.

Significant judgments are required in assessing impairment of goodwill include the identification of reporting units, estimating future cash flows, determining appropriate discount and growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value, whether an impairment exists and if so the amount of that impairment.

Identifiable intangible assets

We amortize all finite-lived intangible assets that are subject to amortization over their estimated useful life of economic benefit on a straight-line basis.

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For significant intangible assets subject to amortization, we perform a quarterly assessment to determine whether facts and circumstances indicate that the useful life is shorter than we had originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, we assess recoverability by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining useful lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets. If an asset’s useful life is shorter than originally estimated, we accelerate the rate of amortization and amortize the remaining carrying value over the updated, shorter useful life.

For our intangible assets not subject to amortization, we perform an annual impairment assessment in the fourth quarter, or more frequently if indicators of potential impairment exist, to determine whether it is more likely than not that the carrying value of the asset may not be recoverable. If necessary, a quantitative impairment test is performed to compare the fair value of the indefinite-lived intangible asset with its carrying value. Impairments, if any, are based on the excess of the carrying amount over the fair value of the asset.

Significant judgments are required in assessing impairment of intangible assets include the identifying whether events or changes in circumstances require an impairment assessment, estimating future cash flows, determining appropriate discount and growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value, whether an impairment exists and if so the amount of that impairment.

Equity-Based and Cash-Based Awards

We currently provide various equity-based and cash-based compensation to those whom, in the opinion of the Board, are in a position to make a significant contribution to our success.

Equity-based compensation cost is measured at the grant date based on the fair value of the award and cash-based compensation cost is re-assessed at each reporting period. Both types of awards are recognized as expense over the appropriate service period. Determining the fair value of equity-based and cash-based awards requires considerable judgment, including assumptions and estimates of the following:

•	fair value of the unit;

•	life of the award;

•	volatility of the unit price; and

•	dividend yield

Due to us not having sufficient historical volatility, we use the historical volatilities of publicly traded companies which are similar to us in size, stage of life cycle and financial leverage. We will continue to use this peer group of companies unless a situation arises within the group that would require evaluation of which publicly traded companies are included or once sufficient data is available to use our own historical volatility. In addition, for awards where vesting is dependent upon achieving certain operating performance goals, we estimate the likelihood of achieving the performance goals. For goals dependent upon a liquidity event, we will not recognize any expense until the event occurs. Differences between actual results and these estimates could have a material effect on the consolidated financial results. We recognize forfeitures as they occur.

Income Taxes

Foundation Technology Worldwide LLC is a pass through entity for U.S. federal income tax purposes and will not incur any federal income taxes either for itself or its U.S. subsidiaries that are also pass through or disregarded subsidiaries. Taxable income or loss for these entities will flow through to its respective Members for U.S. tax purposes. Foundation Technology Worldwide LLC does have certain U.S. and foreign subsidiaries

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that are corporations and are subject to income tax in their respective jurisdiction. The provision for income taxes is calculated under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements.

We consider many factors when evaluating and estimating our tax positions, which may require periodic adjustments and may not accurately anticipate actual outcomes. Tax position recognition is a matter of judgment based on the individual facts and circumstances of our position evaluated in light of all available evidence.

After consummation of this offering, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Foundation Technology Worldwide LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we will also be responsible to fund payments under the tax receivable agreements, which will be significant. We anticipate that we will account for the income tax effects and corresponding tax receivable agreements effect resulting from future taxable exchanges of units by unit holders of Foundation Technology Worldwide LLC for shares of our Class A common stock by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of the exchange. Further, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreements will be estimated at the time the agreements are executed as an adjustment to shareholders equity, and the effects of changes in any of our estimates after this date will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income. We intend to cause Foundation Technology Worldwide LLC to make distributions in an amount sufficient to allow us to pay our tax obligations, including distributions to fund any ordinary course payments due under the tax receivable agreements.

Recent Accounting Pronouncements

See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for information about recent accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain risk arising from both our business operations and economic conditions. We principally manage our exposure to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of our debt funding and through the use of derivative financial instruments.

Foreign Currency Exchange Risk

Our sales contracts are primarily denominated in U.S. dollars. A portion of our operating expenses are incurred outside of the United States and are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the euro, Argentine Peso, Indian Rupee, British Pound Sterling, Australian Dollar, and Japanese Yen. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our consolidated statement of operations. The effect of an immediate 10% adverse change in foreign exchange rates on monetary assets and liabilities at March 30, 2019 would not be material to our financial condition or results of operations. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions.

As our international operations continue to grow, our risks associated with fluctuation in currency rates will become greater, and we will continue to reassess our approach to managing this risk, such as using foreign

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currency forward and option contracts to hedge certain exposures to fluctuations in foreign currency exchange rates. In addition, currency fluctuations or a weakening U.S. dollar can increase the costs of our international expansion, and the currently strengthening U.S. dollar could slow international demand as products and services priced in U.S. dollars become more expensive.

Interest Rate Risk

We utilize long-term debt to, among other things, finance our acquisitions and, to a lesser extent, our operations. We are exposed to interest rate risk on our outstanding floating rate debt instruments which bear interest at rates that fluctuate with changes in certain short-term prevailing interest rates. Borrowings under the Senior Secured Credit Facilities bear interest at a Euro currency rate determined by reference to LIBOR, plus an applicable margin, subject to established floors of 0.00%. During the fiscal year ended December 29, 2018, the combined year ended December 30, 2017 and the fiscal year ended December 31, 2016, applicable interest rates have been lower than the designated floors under our Senior Secured Credit Facilities; therefore, interest rates under the Senior Secured Credit Facilities have not been subject to change. Assuming that the rates remain below the applicable floors under the Senior Secured Credit Facilities, a 25 basis point increase or decrease in the applicable interest rates on our variable rate debt, excluding debt outstanding under the Senior Secured Credit Facilities, would result in a minor change in interest expense on an annual basis.

On January 26, 2018, we entered into multiple interest rate swaps in order to fix the LIBOR portion of our USD denominated variable rate borrowings. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of the our known or expected cash payments principally related to our variable-rate borrowings.

A hypothetical 10% increase or decrease in interest rates during any of the periods presented would not have had a material impact on our interest expense.

Inflation Rate Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and results of operations.

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BUSINESS

Our Pledge

We dedicate ourselves to keeping the world safe from cyberthreats. Threats that are no longer limited to the confines of our computers but are prevalent in every aspect of our connected world. We will not rest in our quest to protect the safety of our families, our communities, and our nations.

— On the walls of McAfee campuses worldwide and signed by employees

Our Company

McAfee has been a pioneer and leader in protecting enterprises, governments, and consumers from cyberattacks for more than 30 years. Whether we are defending many of the world’s largest enterprises and governments from increasingly sophisticated attacks and nation-state threats or ensuring the safety and peace of mind of a consumer that is increasingly living her life online, McAfee is singularly committed to one mission: to protect all that matters through leading-edge cybersecurity.

We believe that we have a differentiated ability to protect enterprises, governments, and consumers against cyberthreats by using the threat intelligence, tools, and capabilities we have acquired and refined over the last 30 years. On an average day, our global threat intelligence network responds to nearly 50 billion threat queries and identifies 500,000 new threats across device, network, gateway, and cloud domains. We analyze threats by leveraging artificial intelligence, machine learning, deep learning, and the telemetry from one billion threat sensors to enable complex threat detection and response algorithms that correlate events, detect new threats, reduce false positives, automate and prioritize incident response, and guide analysts through remediation. We help enterprises and governments manage adversarial threats through our ePO, an industry-leading management console, which offers a single-pane-of-glass view into complex security environments with centralized policy orchestration and automated threat response. Our differentiated ability to detect, analyze, and manage threats enriches our entire product portfolio.

We built our cybersecurity product portfolio through a deep, rich history of innovation and have established a leading brand. Enterprises, governments, and consumers today both require cybersecurity solutions that are cutting-edge, holistic, and easy-to-use. Our device-to-cloud strategy aims to automate and orchestrate cybersecurity across heterogeneous, multi-cloud enterprise IT environments and provide comprehensive protection across a customer’s digital footprint. For enterprises and governments, the infrastructure required to scale and maintain a large operation is shifting to the cloud and requires an increasing number of disparate software and applications to support all business functions. Sensitive data for enterprises and governments is spreading rapidly across numerous devices and heterogeneous, multi-cloud environments, and our enterprise platform is designed to protect data and defend against threats from the device to the cloud. Similarly, for today’s consumers, a constantly connected digital lifestyle leaves a footprint of sensitive data across multiple devices and cloud environments, broadening consumer exposure to risk. Our consumer portfolio includes an increasing number of products designed to secure personal computers and mobile and household IoT devices and protect identities and privacy. Throughout our 30-year history, consumers have turned to McAfee as a trusted name in cybersecurity.

Our enterprise business protects many of the largest enterprises and governments around the world, including 75%, 69%, and 63% of Fortune 100, Fortune 500, and Global 2000 firms, respectively, as of March 30, 2019. We primarily engage our enterprise customers with our direct sales force, while mid-market customers generally conduct their business through our channel partners. For consumers, we have longstanding exclusive partnerships with many of the leading PC OEMs, as well as a partnership with one of the top smartphone manufacturers. Through those relationships, our consumer security software is pre-installed on devices on a trial basis until conversion to a paid subscription. Our consumer go-to-market channel also consists of partners that include some of the largest electronics retailers and service providers globally. We operate a global business, with 48% of our fiscal 2018 net revenue earned outside of the United States.

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McAfee’s Transformational Journey

In 2011, McAfee was acquired by Intel and operated as a part of a business unit of Intel. From 2015 to 2017, we rationalized our portfolio by divesting our network firewall, email, and vulnerability management businesses to commit our focus and resources to products that align with our device-to-cloud strategy. In 2017, our Sponsors acquired a controlling interest in McAfee to optimize growth, focus, and innovation, which accelerated our transformational journey to build and reinforce our cybersecurity platform. In 2018, we completed our acquisitions of Skyhigh, a leader in CASB, and TunnelBear, a consumer VPN provider, which we believe are critical steps in adding key competencies in high-growth verticals within the cybersecurity market. In parallel with these acquisitions, we have invested strategically in our core capabilities. During 2018, we launched MVISION, the cloud-native family of our platform that offers threat defense, management, automation, and orchestration across devices, networks, clouds (IaaS, PaaS, and SaaS), and on-premises environments. Our investments have reinforced our market leadership, and we intend to continue innovating to protect our customers.

In addition to our focus on innovation and investing in growth areas, we have made multiple operational changes designed to increase efficiency and adapt to the changing marketplace. In conjunction with our separation from Intel in April 2017, we embarked on our MAP to reduce overhead costs and reallocate our resources to achieve better operational performance. As a result, we reinvested in several areas aimed at driving higher growth and improved efficiency in our product delivery and go-to-market strategies. Examples of these operational improvements include the following:

•

We invested in additional headcount and outside resources in our consumer business to drive better activation-to-pay ratios for our anti-malware product, resulting in an increase of 88% in our activation-to-pay ratio from the first quarter of the combined year 2017 to the first quarter of fiscal 2019

•	We implemented customer support initiatives to promote effective self-service solutions and improve support service efficiency

•	We have implemented and will continue to execute on plans to consolidate our facilities and optimize data center infrastructure to drive lower operational costs

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Our Proven Success

Since our Sponsor Acquisition, our financial performance has been characterized by the following, including increasing Adjusted EBITDA margins, and strong free cash flow:

•	Net revenue was $2,409 million in fiscal 2018 and $637 million in the 13 weeks ended March 30, 2019

•	Adjusted net revenue was $2,545 million in fiscal 2018 and $653 million in the 13 weeks ended March 30, 2019

•	Net loss was $512 million in fiscal 2018 and $67 million in the 13 weeks ended March 30, 2019

•	Net loss margin was 21.3% in fiscal 2018 and 10.5% in the 13 weeks ended March 30, 2019

•	Adjusted EBITDA was $644 million in fiscal 2018 and $199 million in the 13 weeks ended March 30, 2019

•	Adjusted EBITDA margin increased to 25.3% in fiscal 2018 and 30.5% in the 13 weeks ended March 30, 2019

•	Net cash provided by operating activities was $319 million in fiscal 2018 and $95 million in the 13 weeks ended March 30, 2019

•	Free cash flow was $257 million in fiscal 2018 and $80 million in the 13 weeks ended March 30, 2019

•	Free cash flow margin was 10.1% in fiscal 2018 and 12.3% in the 13 weeks ended March 30, 2019

•	We have predictable revenue streams, with recurring revenue percentage of 83% in fiscal 2018

See “Selected Consolidated and Combined Financial and Other Data—Non-GAAP Financial Measures” for a description of adjusted net revenue, adjusted EBITDA, and free cash flow, and a reconciliation of these measures to the nearest financial measure calculated in accordance with GAAP.

Our financial performance is supported by our consistent operational success, as demonstrated by the following:

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A diverse and loyal customer base of 4,025 core enterprise customers, which we define as any active enterprise customer that has a quarterly AVS over $25,000, with our 250 largest customers having an average of seven products with us and an average tenure of 18 years, in each case as of March 30, 2019

•	A leading consumer franchise with over 530 million endpoints protected worldwide as of July 26, 2019

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Recognized leadership positions in multiple market segments, including Endpoint Security, CASB, and SIEM, and recognition as an Editor’s Choice in PC Magazine 29 times, among numerous other industry accolades

We have succeeded with our products and our values. Our employees are committed to defending many of the world’s largest enterprises and governments and hundreds of millions of consumers from insidious cyberthreats. We are dedicated to protecting data and defending against threats, from device to cloud. We respect our legacy and embrace our future—where we are committed to continuing to put our customer at the core, innovate without fear, achieve excellence with speed and agility, play to win, and practice inclusive candor and transparency. While our pledge is our calling, these values are our compass.

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Our Industry

The number, sophistication, and severity of attacks are increasing

Cyberattacks have evolved from rudimentary malware into highly sophisticated, organized and large-scale attacks by malicious insiders, criminal syndicates, and nation-states seeking to exploit vulnerabilities and compromise data.

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The volume of threats continues to increase exponentially. From 2011 to 2017, the number of malware samples collected by McAfee increased more than nine-fold from 75 million to nearly 700 million. McAfee’s threat intelligence shows that, over the course of a single decade, the average number of new threats identified each day has increased nearly 1,000-fold, from 527 in 2007 to more than 500,000 in 2017. As the volume of threats has increased, cyberattacks have become pervasive, targeting consumers, governments, and a broad range of industries.

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Attacks are becoming more sophisticated and threat vectors are converging. Cyberattacks are increasingly perpetrated by sophisticated well-trained, and well-financed adversaries that are deliberate and targeted in their attacks. Adversaries are converging tactics and techniques, mixing old threat vectors with new, to inflict unprecedented damage, as witnessed through one of the most devastating attacks in recent history, WannaCry, which combined the properties of ransomware with that of a worm. At the same time, attacks are becoming more sophisticated and difficult to detect, including those that deposit no malware (fileless attacks), but instead exploit operating system vulnerabilities and use trusted tools within IT environments, such as Office document macros and PowerShell scripts. For example, in 2017, McAfee observed a 452% increase in PowerShell attacks compared to the prior year.

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Nation-states are increasingly sponsoring and perpetrating attacks. In addition to cybercrime syndicates, nation-state actors are targeting critical infrastructure and systems to disrupt operations, misappropriate proprietary information, and weaponize data.

Increasing use of cloud and mobile and the consumerization of IT expands the attack surface

The proliferation of cloud computing, cloud-based applications, and unmanaged personal devices in the workplace is redefining the enterprise network and constraining traditional enterprise defenses.

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Complexity of the IT environment and dissolution of the enterprise boundary. According to IDC, in the first quarter of 2019, spending on cloud IT infrastructure accounted for 48.8% of vendor revenues worldwide.

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Loss of visibility and control. As devices proliferate and boundaries dissolve, organizations are losing visibility and control of data in their environment. According to our internal research, the average enterprise uses more than 1,900 cloud services, with many not authorized by IT. As enterprise environments comprise a mix of clouds, networks, and devices, managing data security policies across this heterogeneous, multi-cloud footprint to avoid breaches and demonstrate regulatory compliance is paramount.

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Mobility of the workforce. IDC estimates the mobile worker population in the United States will exceed 82 million by 2022, representing over half of the total U.S. workforce. As mobile adoption increases, the enterprise attack surface expands. McAfee identified nearly 65,000 fake mobile applications in December 2018, up from approximately 10,000 just six months prior, and had collected more than 30,000 mobile malware samples by the end of 2018.

Data and systems are increasingly interdependent and must be protected from adversaries exploiting one to compromise the other

In today’s connected world, data and systems are increasingly interdependent. Both must be protected against sophisticated adversaries looking to exploit one to compromise the other. Data inside of a compromised

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system is at risk for exploitation. At the same time, stolen or weaponized data can be used to manipulate a system. Data protection and threat defense are the critical pillars needed to protect against these converging threats.

Primary adversarial threat vectors may consistently apply to either data or systems. Cybersecurity victims may find their data or systems held for ransom (ransomware), denied, exploited, or lost. As adversarial tactics and techniques converge to compromise data or systems, defensive technologies must also holistically apply to threat defense and data protection.

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Data protection. Data is one of the most important corporate assets, making it a top target for cyber criminals. As enterprises have adopted new IT technologies, gaps have emerged, including lack of visibility and control of sensitive data once it leaves the traditional network perimeter. Enterprises need a centralized solution that automatically enforces and updates a consistent policy to protect data everywhere that it lives, including the cloud, corporate endpoints, networks, and unmanaged devices.

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Threat defense. The volume and sophistication of cyber-attacks continues to increase at a rapid pace. Enterprises need consistent threat defense across endpoint, network, web, and cloud domains to defend against cyber-attacks as a vulnerability anywhere has the potential to compromise the entire system. Additionally, in today’s environment, threat defenses must continuously learn from intelligence gathered and adapt to the evolving tactics and techniques of cybercriminals.

Threat defense and data protection can work synergistically in an integrated defense platform. Many defensive technologies, such as those relying on contextual analytics to detect anomalous user behavior, seek the same outcome as DLP solutions: to protect data. While the former detect suspicious alerts that may suggest a threat to the system (and the data contained therein), the latter rely on policy control for data protection. Data protection and threat defense are often linked by their common end goal.

Shift to the cloud and IoT alters the control point for modern IT architectures

IDC expects that spending on cloud IT infrastructure will grow steadily and will sustainably exceed the level of spending on traditional IT infrastructure in 2020 and beyond. According to Gartner, around 10% of enterprise-generated data is currently created and processed outside a traditional centralized data center or cloud. By 2025, Gartner predicts this figure will reach 75%(5) With this shift, data center and cloud architectures will become more decentralized, requiring enhanced security at the cloud edge. Additionally, IoT is further transforming traditional enterprise IT architectures, with IDC estimating that worldwide spending in this market will reach $1.1 trillion in 2022, attaining a five-year CAGR of 12.6%. There is a critical need for effective visibility, data protection, threat defense, and controls for comprehensive compliance support to allow successful and secure cloud and IoT deployments.

The challenging enterprise IT environment has spawned the development of SecOps

Many organizations struggle to efficiently and effectively maintain their security posture across an increasingly challenging IT environment. This has spawned the development of SecOps, or the ecosystem of people, processes, and technology that is associated with the management of IT security risks, threats, and incidents. Modern SecOps professionals face the following challenges:

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Global cybersecurity talent shortage. Several million cybersecurity jobs will go unfilled in the next few years. According to (ISC)[2] and as of October 2018, approximately 2.93 million additional professionals are needed to adequately defend against cyberattacks worldwide. In 2019, cybersecurity engineers and analysts were on the UK Government’s Shortage Occupation List of officially recognized careers where the shortages “are most severe and where the consequences of those shortages are most serious.” At the same time, cybersecurity environments are awash in complexity, with ESG reporting that 40% of firms use more than 25 cybersecurity tools for analytics and operations in 2017. Enterprises and governments must automate workflows, orchestrate policies, and simplify their cybersecurity operating environments to mitigate the scarcity of labor.

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Escalating consequences of a breach and regulatory noncompliance. According to Ponemon, the average cost of a data breach in 2019 was $3.92 million, up 12% over the past five years. Furthermore, companies must be knowledgeable of and comply with a myriad of cybersecurity regulations, including country-level, state-level, and industry-level requirements, such as the GDPR, which imposes a penalty of the greater of up to 4% of annual revenues or €20 million in penalties for data infractions. The responsibility for securing data remains solely with the enterprise, regardless of where the data resides (device, network, and cloud) or where it travels (public and/or private networks).

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Vendor fatigue. According to 451 Research, the complexity of the security landscape has rapidly expanded with the number of cybersecurity vendors currently reaching over 2,000. Enterprises have been adopting point solutions, and many enterprises use over 50 distinct security products today. These solutions can be effective at evaluating the severity of a potential threat based on their own distinct intelligence streams and preventing an attack if it falls within their scope of capability. However, point solutions generally have limited ability to leverage information generated by other solutions in order to gain a better understanding of a potential threat or coordinate a multi-system response to a threat. When organizations are unable to understand the alerts they receive from multiple point solutions and orchestrate an appropriate and coordinated response, legitimate threats can slip through defenses.

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Overwhelming volume of alerts. According to ESG, more than one-third of cybersecurity professionals surveyed identify their top incident response challenge as “keeping up with the volume of alerts.” As a result, more than 40% of cybersecurity professionals admit their organizations ignore a significant number of alerts.

The consumer digital lifestyle requires holistic, accessible cybersecurity solutions

Consumers face similar fundamental challenges to enterprises with an expanding attack surface and an increasing volume of attacks. As consumers leave a digital footprint of sensitive data across devices and cloud environments, their attack surface expands, exposing them to increasing risk.

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Consumers are spending more of their time and budget online. Per eMarketer, the average U.S. adult spent nearly 6.5 hours per day consuming digital media in 2018, representing 52% of total media consumption and an increase of 5% over the prior year, and in May 2018, more than 60% of consumers surveyed reported having made at least one of their last ten routine purchases online, with over half of those transactions completed on mobile devices. Furthermore, the U.S. Department of Commerce reports that online spending grew 12.4% annually in first quarter of 2019 to $137.7 billion, accounting for 10.2% of total sales. As online represents over half of consumer media consumption and more than 10% of total retail sales in the United States, cybersecurity is essential to protecting the expanding digital lifestyle.

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Consumers are increasingly aware of the risk. While consumers are increasingly aware of cybersecurity risks, digital consumption continues to increase and they often trade off security for convenience. For instance, a 2018 McAfee research study found over half of holiday online shoppers would risk purchasing from a potentially risky website to save money and over 20% engage in risky online behavior, such as using public WiFi to complete online purchases. As such, consumers require comprehensive security that is also convenient and easy-to-use.

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The IoT introduces even greater challenges. Home IoT devices not only increases the consumer attack surface, but they introduce a wealth of complexity in managing security across multiple device types from various manufacturers. McAfee reported a 73% quarter-over-quarter increase in new IoT malware in the third quarter of 2018. Consumers require convenient cybersecurity options to secure an expanding IoT surface that introduces new vulnerabilities in the environment.

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There is a need for integrated device-to-cloud cybersecurity solutions that secure enterprises, governments, and consumers in a connected world that offer the following:

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Data protection and threat defense for heterogeneous, multi-cloud IT environments. Organizations are seeing a significant rise in diversity of devices, including PCs, mobile devices, servers, and IoT. While heterogeneous, multi-cloud IT environments and diversity of devices offer operational advantages to enterprises, they also create new points of attack due to their connectivity with business-critical data. While IT infrastructures are becoming more heterogeneous, employees are demanding the same technological conveniences on the job that they are being offered at home and are increasingly accessing cloud-based services directly from devices. As a result, more and more computing has moved to the cloud, new threat vectors have emerged, and enterprises and governments require device-to-cloud platforms that protect data and defend against threats across heterogeneous devices and clouds, rather than relying on traditional corporate network boundaries.

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Automation, orchestration, and management capabilities. Organizations suffer complexity in their cybersecurity environment, with multiple vendors and products and an abundance of alerts. They require solutions that leverage automation, orchestration, and superior management capabilities to effectively team humans with machines in detecting and remediating threats, provide visibility and centralized control into multivendor environments, and reduce the risk of data exposures and regulatory noncompliance. Further, with the proliferation of devices and clouds, organizations require unified policy control and incident management for meeting compliance standards and protecting data wherever it travels or is used in heterogeneous, multi-cloud environments.

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Open architecture that allows for integration with new and existing cybersecurity products. Organizations require an open architecture that enables seamless threat intelligence sharing and incident response in multivendor environments to contain a threat once it has been detected.

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Integrated consumer protection powered by seamless digital experience. Consumers have an increasingly expanding digital presence with multiple devices accessing various online services that require authentication, privacy, and a secure digital experience, necessitating an integrated solution that meets their security and identity protection needs.

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Comprehensive threat intelligence leveraging a unique global sensor network. In an enterprise environment with an increasingly dissolving perimeter, the line between consumer and enterprise threat vectors is blurring. Cyberattacks by adversaries are often using sophisticated, well-trained, and well-financed methods to target enterprises and governments that have been tested and refined against consumers first. Enterprises, governments, and consumers require comprehensive threat intelligence that can gather massive amounts of data from multiple domains and devices and translate that data into actionable, real-time insights to protect against the evolving tactics and techniques of cybercriminals. It is challenging for cybersecurity vendors to accomplish this without a systems approach that integrates real-time data collection, machine learning model training and feedback across billions of sensors deployed with enterprise, government, and consumer customers and across multiple defense domains (endpoint, network, gateway, and cloud).

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The McAfee Portfolio Strategy

User behavior is changing the requirements for effective cybersecurity defense. As users increasingly access data and applications directly from devices or the cloud, these become critical architectural control points for cybersecurity defense, as they provide a point of entry for threats and residency for data. For enterprises, we unify DLP across devices, networks, and clouds to protect data at rest, in use, or in motion with a single policy orchestrated by a management console that also provides visibility to and remediation of threats across multiple domains. For consumers, we unify threat defense across the consumer’s digital life, providing protection for devices, public Wi-Fi networks, and personal identity. We leverage one billion threat sensors across our installed base of enterprises, governments, and consumers to analyze nearly 50 billion threat queries per day to automate and orchestrate the heterogeneous, multi-cloud IT environment and provide comprehensive protection across the consumer’s digital life—all in service of protecting data and defending against threats, from device to cloud.

Over the course of several years, McAfee has executed our device-to-cloud strategy through focused portfolio rationalization and investments. We divested product lines that did not contribute to this strategy, making way for organic and inorganic investments in those that do, including, but not limited to, our acquisitions of Skyhigh Networks and TunnelBear. As we move from portfolio rationalization to cloud investments, including our cloud-native MVISION, we believe our platform is well positioned to continue to capitalize on our device-to-cloud strategy.

Key Benefits of Our Solutions

We protect enterprises, governments, and consumers with our differentiated ability to detect, analyze, and manage responses to adversarial threats. Our customers trust McAfee to protect and defend their most important data and systems whether it is on a device or in the cloud.

Our solutions protect data and defend against threats in heterogeneous multi-cloud environments

Our MVISION Cloud is designed to secure employees working on enterprise cloud services such as Office 365, Salesforce, Box, and Slack. MVISION Cloud is designed to protect data across the full spectrum of sanctioned and unsanctioned cloud environments (SaaS, PaaS, and IaaS) and is consistently named as a leader by major independent analyst firms (IDC and Forrester). We provide threat defense for the cloud and within the cloud itself, allowing the quarantine of workloads or containers of concern with a single click, limiting the potential for a threat to move within the environment.

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Our solutions protect data and defend against threats across device environments

According to IDC, we are a market share leader in the enterprise security market segment. Our extensive installed base of endpoint solutions contributes significant telemetry data to our global threat intelligence network. We enable organizations to protect data and defend against threats across PCs, mobile devices, servers, and the enterprise IoT. Our endpoint solutions combine threat intelligence with advanced analytics technologies (including machine learning), support DLP and application control, and offer encryption of data across heterogeneous device environments (including multiple PC operating system platforms, removable media, and servers).

Our solutions provide integrated threat defense, from device to cloud

We complement our cloud and endpoint security solutions with our secure web gateway and DLP solutions to provide comprehensive threat detection and data protection from device to cloud with unified policy control and centralized management and incident reporting. We provide customers the ability to easily extend on-premise data policies to multi-cloud environments to secure data wherever it travels or resides and prevent the risk of data loss. Additionally, our centralized management and reporting capabilities give customers visibility to potential threats and/or incidents of noncompliance. We leverage threat telemetry collected from one billion sensors across multiple domains (device, network, gateway, and cloud) to inform our machine learning, deep learning, and artificial intelligence capabilities, allowing these models to learn from a massive data set of threat queries to detect zero-day threats faster and with greater precision.

Our solutions emphasize automation, orchestration, and superior management

Our ePO, an industry-leading management console, offers a single-pane-of-glass view into complex security environments with centralized policy orchestration and automated threat response. ePO is designed to scale to the largest of organizations, support all major virtualization environments, provide complete security controls for all essential workloads, and centralize security management. Our SIEM product can collect, process, and correlate billions of log events in minutes to prioritize alerts. McAfee has been named a leader in the Gartner Magic Quadrant for Security Information and Event Management for eight consecutive years.(4) Our EDR uses artificial intelligence to triage alerts for first responders and accelerate threat investigations through automated playbooks.

Our platform is open, allowing seamless integration and threat intelligence sharing with other vendors’ products

We emphasize openness in our platform, supported by one of the industry’s largest threat intelligence message fabrics, a broad ecosystem of cybersecurity providers committed to delivering pre-integrated solutions, and a rich set of API integrations to secure multiple cloud environments (SaaS, PaaS, and IaaS). CASB Connect is a leading self-serve program that allows virtually any cloud environment to be secured within a matter of days, without writing a single line of code, and features dozens of pre-integrated solutions with popular cloud providers. Our Security Innovation Alliance is an ecosystem of more than 140 partners that delivers hundreds of pre-integrated multivendor solutions, many with unified management and workflows through our management console, ePO. Finally, our data exchange layer (“DXL”) is our threat intelligence message fabric that shares threat intelligence across McAfee and third-party products, via the Security Innovation Alliance and Opensource communities.

Our consumer portfolio offers a comprehensive and convenient suite of security solutions to protect consumers across their digital footprint

Our award-winning products are designed to meet consumers’ anti-malware, identity, and privacy needs. Our portfolio of consumer products protects devices used by hundreds of millions of consumers around the globe. Through our exclusive OEM relationships, these products can be found pre-installed, available for trial on virtually any PC, on the most popular smartphones or available for purchase through leading computer retail outlets, online stores, or from McAfee’s website. Virtually anywhere consumers buy devices or services to live their lives online, McAfee is available to defend individuals and families from cyberthreats. We prioritize security and convenience, and each of the products in our consumer portfolio is designed to afford consumers a safe and seamless digital experience.

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Our solutions are supported by our global threat intelligence network, which is bolstered by artificial intelligence, machine learning, and deep learning to increase the efficacy and efficiency of threat detection, response, and remediation

Enterprises, governments, and consumers all benefit from shared technology and security analytics to improve the efficacy of our products. Our portfolio leverages one billion telemetry sensors across multiple domains (device, network, gateway, and cloud) that feed our threat intelligence and insights engines. Our global threat intelligence engine responds to nearly 50 billion threat queries and identifies more than 500,000 new threats each day. By leveraging artificial intelligence, machine learning, and deep learning, we use complex threat detection and response algorithms that collect data from our vast customer base to correlate events, detect new threats, reduce false positives, and guide analysts through remediation. Our Advanced Threat Research team leverages a wide range of unique skills to identify zero-day threats and partners with law enforcement agencies around the world to take down sophisticated cybercriminal syndicates. As examples, in 2017 we discovered the “Knock Knock” botnet attack against Office 365 accounts by analyzing billions of real-time and high-fidelity Office 365 events through one of our CASB deployment modes, and in 2019 we aided law enforcement in the arrest of the Rubella and Dryad Office Macro Builder suspect (for creating an off-the-shelf toolkit for building malicious Office documents).

Market Opportunity

According to IDC, our addressable market, comprised of endpoint, web/CASB, SIEM, IDP, and consumer endpoint security is $21.5 billion in 2019, and is projected to grow at a five-year CAGR of 7.0% and reach $26.3 billion in 2022.

According to IDC, the global consumer endpoint security market addressed by our solutions is expected to reach nearly $5.0 billion in 2019 and growing to $5.1 billion in 2022. We believe the total addressable market for our consumer security solutions encompasses the above threat vectors pertinent to the digital safety of our users.

According to IDC, the addressable enterprise security market addressed by our solutions is expected to reach nearly $16.5 billion in 2019, growing at a CAGR of 8.7% through 2022. The “addressable enterprise security market” represents revenue from four markets (Web Security, SIEM, Network Security, and Corporate Endpoint).

•	Endpoint is a $7.6 billion market in 2019 and growing at a CAGR of 7.1% through 2022

•	Web/CASB is a $3.5 billion market in 2019 and growing at a CAGR of 10.2% through 2022

•	SIEM is a $3.4 billion market in 2019 and growing at a CAGR of 11.4% through 2022

•	IDP, which includes the IPS market we serve, is a $2.0 billion market in 2019 and growing at a CAGR of 7.6% through 2022

Competitive Strengths

Our competitive strengths include:

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Integrated data protection with threat defense. In order to counter sophisticated threats in a connected world where data and systems are interdependent and where adversarial tactics may be agnostic in exploiting either, we believe we are one of the few scaled vendors that has integrated data protection and threat defense capabilities into technologies and products across our portfolio, which spans devices, networks, gateways, and cloud environments. This portfolio is continuously enriched by the intelligence gathered from one billion sensors across these diverse domains and multiple segments (enterprises, governments, and consumers) to inform our machine learning, deep learning and artificial intelligence capabilities, allowing us to provide defense for the most advanced zero-day threats by training these models on the billions of threat queries we receive each day.

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Device-to-cloud platform that protects across heterogeneous devices and IT infrastructures. Our device-to-cloud capabilities are evidenced by our leadership in endpoint, cloud and secure web gateway. Our endpoint protection platform (“EPP”) detects the most advanced threats across a breadth of heterogeneous device environments, including PCs, servers, and mobile devices across multiple popular operating systems. Our MVISION Cloud is designed to protect data across the full spectrum of sanctioned and unsanctioned cloud environments (SaaS, PaaS, and IaaS). On-premise deployments are protected with both our secure web gateway appliance designed to prevent unsecured traffic from entering the internal network and our network intrusion prevention appliance that measures network traffic flows to detect and prevent vulnerability exploits. This is all managed through our ePO, an industry-leading management console, which offers a single-pane-of-glass view into complex security environments with centralized policy orchestration and automated threat response.

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Pioneer and market leader in both consumer and enterprise segments with an established brand. We are a globally recognized leader in cybersecurity. McAfee was recognized by Gartner as a leader in CASB (2018)(3) and SIEM (2018)(4). We have also been recognized as an Editor’s Choice in PC Magazine 29 times and have won numerous other industry awards.

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One of the largest threat intelligence networks powered by one of the leading consumer and enterprise franchises. Founded more than 30 years ago, we have an established track record of cybersecurity industry leadership, including servicing many of the world’s largest governments and enterprises and hundreds of millions of consumers worldwide. Our status as a market leader in endpoint security helps drive our differentiated data security asset of over one billion threat telemetry sensors deployed across the globe. This breadth of our customer base gives us tremendous scale to view adversarial threats from multiple lenses and to identify and react to emerging threats in one part of the world by rapidly securing other parts of the world before the threat spreads. Our vast footprint also allows us to enhance our technologies, particularly those relying on artificial intelligence and other analytical approaches, by training these models based on threats we see each second. Our global threat intelligence engine responds to nearly 50 billion threat queries and identifies more than 500,000 new threats each day and leverages telemetry from one billion sensors worldwide across multiple domains (device, network, gateway, and cloud). We combine our threat intelligence with advanced analytics techniques (machine learning, deep learning, and artificial intelligence) to optimize threat defense.

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Open architecture supported by one of the industry’s largest security ecosystems and one of the largest open messaging fabrics. Our open architecture enables us to compete through collaboration, allowing us to harness our own capabilities and those of other providers to defend our customers against sophisticated adversaries. We also provide one of the largest open messaging fabrics in the industry, DXL, that automatically shares threat intelligence across all nodes connected to it and is supported by 29 contributing vendors with over 200 distinct integrations. We also operate one of the largest ecosystems in the industry, the Security Innovation Alliance, featuring more than 140 partners that deliver hundreds of pre-integrated multivendor solutions, many with unified management and workflows that help customers simplify their cybersecurity operating environments. In addition, CASB Connect is the industry’s first self-serve program that allows virtually any cloud environment to be secured within days, featuring dozens of pre-integrated cloud security options with popular cloud service providers. Lastly, we secure one of the largest platforms that is enabled through our open partnership with OEMs and ISPs to distribute our consumer security platform.

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Differentiated go-to-market strategy. Our solutions are sold and supported through multiple routes to market. We protect many of the largest enterprises and governments in the world and have become a trusted provider of security for their most important assets. Our ability to establish strong long-term customer relationships provides us with a unique opportunity to cross-sell and upsell products to our core customers. We also believe our open partnership strategy through, DXL our Security Innovation Alliance and CASB Connect provides a unique opportunity for our products to be integrated into broader security solutions and serves as a differentiated route to acquire new customers. For

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consumers, we have longstanding exclusive partnerships with many of the leading PC OEMs, as well as a partnership with one of the top smartphone manufacturers. Through those relationships, our consumer security software is pre-installed on devices on a trial basis until conversion to a paid subscription owned by McAfee, or expiration. Our consumer channel also consists of partners that include some of the largest electronics retailers and service providers globally.

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Blue chip customer base with a long history of partnership. We defend the largest enterprises as well as governments globally. Our customer base included 75% of the Fortune 100, 69% of the Fortune 500, and over 63% of the Global 2000, as of March 30, 2019. Our solutions are purposely designed for the heterogeneous, multi-cloud IT environments prevalent among Global 2000 enterprises, where we also have a large installed customer base. Our largest customers are typically our longest tenured customers and purchase the most number of products from our portfolio to meet their business needs. For example, as of March 30, 2019, our 250 largest customers had an average of seven products with us and an average tenure of 18 years, while our 2,500 largest customers have an average of four products with us. We believe this represents a large cross-sell and up-sell opportunity into our existing customer base.

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Experienced management team with deep cybersecurity expertise. Our management team has extensive device, network, gateway, and cloud expertise with a proven track record of growing and running businesses at scale. Our Chief Executive Officer, Christopher Young, is a security pioneer and has been leading cybersecurity businesses for more than two decades. Prior to McAfee, Mr. Young led cybersecurity efforts at Cisco, RSA, and VMware. He also led end-user computing at VMware and co-founded the company Cyveillance. Our Chief Financial Officer, Michael Berry, is a security industry veteran with a strong background in both finance and general management and previously served as Chief Financial Officer and Chief Operating Officer at FireEye. Other members of our management team have held senior leadership positions at Intel, AVG Technologies, Skyhigh, Cisco, and Intuit.

Our Growth Strategy

Our strategy is to maintain and extend our technology leadership in device-to-cloud cybersecurity solutions for enterprises, governments, and consumers. The following are key elements of our growth strategy:

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Continue to innovate and enhance our device-to-cloud security platform and product portfolio. We plan to continue investing in new product innovation while continuing to unify policy control and management to help protect data wherever it resides or travels and defend against threats across multiple domains. We intend to leverage the unique telemetry and insight we receive as an industry leader in both the enterprise and consumer cybersecurity markets to develop new products and tools that help protect against the expanding attack surface and evolving IT environment.

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Focus on winning in cloud security to further enhance our device-to-cloud platform. We are a leader in the emerging cloud security market with the industry’s leading CASB solution that protects data across the full spectrum of sanctioned and unsanctioned cloud environments (SaaS, PaaS, and IaaS). Our cloud security offering provides a critical control point for the management of endpoints, data, and workloads across on-premise and public cloud environments. Given the limitations of other pure-play cloud vendors that only address a very narrow set of IT security needs, we plan to continue to extend our cloud capabilities across our entire portfolio of enterprise and consumer solutions to further advance our market leading position in cloud security and help both new and existing customers harness the power of our unified security platform. To be effective, cloud-based solutions must operate seamlessly with endpoint and other solutions deployed to protect increasingly heterogeneous IT environments. As a result, we aim to continue to unify policy control and management to deliver a holistic device-to-cloud platform to protect data wherever it resides or travels (device, network, and cloud) and defend against threats across multiple domains (device, network, gateway, and cloud).

•	Continue to leverage our strength as a trusted cybersecurity brand to increase sales from new and existing customers. We believe we have one of the most trusted brands and comprehensive

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cybersecurity platforms in the market with competitive offerings for enterprises, governments, and consumers. We believe there is significant growth opportunity within our largest and growing enterprise and government customers, as our largest 2,500 enterprise customers had an average of four products with us while our largest 250 enterprise customers had an average of seven products with us as of March 30, 2019. As our portfolio of products continues to expand we believe this represents an opportunity to leverage our technology leadership positions in endpoint, data, and cloud security to upsell and cross-sell a wide range of additional products and services by offering an integrated platform that provides these customers with a streamlined path to the latest innovations in cybersecurity. For example, our extensive installed base among many of the world’s largest endpoint security implementations provides opportunity to cross-sell our endpoint detection and response solution—a segment of the market that is expected to grow at more than 20% CAGR between 2018 and 2023, according to the EDR Industry 2019 Global Market Research Report. We will continue to target new customers through sales and marketing and channel partners where we can leverage the breadth of our cybersecurity platform and trusted brand to attract enterprises, governments, and consumers to use our solutions. For enterprises, we expect the cloud-native family of our platform, MVISION, to drive a significant portion of our new customer acquisitions. In the consumer market, we intend to increase our market share and brand awareness beyond our historical market strength in anti-malware software and drive additional sales from our secure VPN, identity protection services, and our secure home platform solutions.

•	Invest in new and existing routes to market

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Direct sales force. We will continue to invest in our existing sales force of more than 1,150 sales professionals, including field, inside sales, sales engineering, and channel resources to provide global reach and scale.

•

OEMs and ISPs. We will continue to invest in opportunities to enhance our brand recognition as a leading cybersecurity provider and extend our reach through OEMs and ISPs as a one-stop shop for consumer security. In the enterprise, we will continue to invest in OEM relationships where McAfee partners to embed security in a number of connected platforms such as ATMs, healthcare devices, and multifunction printers.

•

Public cloud service providers. We will continue to invest in partnerships with public cloud service providers, such as Amazon, Google, Microsoft, and Oracle. As enterprises increasingly adopt public cloud deployments, these partnerships enable us to access a growing customer base by enabling them to streamline deployment of the cloud-native family of our platform, MVISION, to secure their public cloud environments and applications.

•

Channel partners. We will continue to invest in partnerships and reseller agreements through an ecosystem of distributors, MSSPs, telecom service providers, and systems integrators. These relationships enable us to tap into a wide range of customers, extend our global reach, and benefit from opportunities where our partners offer their customers consumption-based pricing services or bundle McAfee security products with other offerings we do not provide such as broadband service or mobile devices.

•

Harness the power of artificial intelligence and leverage our data security assets to deliver advanced cybersecurity insights. We believe there is a significant opportunity to commercialize the data insights developed through our differentiated data security asset of over one billion enterprise, government, and consumer telemetry threat sensors. Insights intersect threat intelligence collected from local customer environments (such as EDR, SIEM, or CASB) with global telemetry culled from our one billion sensors across multiple domains (endpoint, network, gateway, and cloud) to provide customers with actionable guidance to improve security posture. For instance, we may:

•	alert a customer when we detect a new adversarial campaign targeting their industry, even if the customer has not yet seen an associated indicator of compromise in their environment;

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•	alert a customer that they may be the target of a zero-day campaign;

•	generate forensics to allow a customer to detect and remediate vulnerabilities in their environment; and/or

•	enable a customer to optimize configurations across their McAfee product estate to defend against an adversarial campaign.

•

Continue to pursue targeted acquisitions. We have successfully acquired and integrated businesses and technologies in the past that have extended our product capabilities and helped us improve our position in new and existing markets, including our 2018 acquisitions of Skyhigh and TunnelBear. We intend to continue making targeted acquisitions and believe we are uniquely positioned to successfully execute on our acquisition strategy by leveraging our scale, global reach and routes to market, brand recognition, and data assets.

Our Products

We have one of the industry’s broadest and deepest cybersecurity portfolios, enriched by the intelligence gathered from one billion sensors across these diverse domains that feed our global threat intelligence database, to protect data, and defend against threats from device to cloud.

Enterprise Platform

Our enterprise platform is designed to protect data and defend against threats in heterogeneous, multi-cloud enterprise IT environments—from “any device” to “any cloud”. Through our integrated platform, we offer a holistic range of solutions, including endpoint protection, data protection, network security, web security, and security operations. Our flexible delivery models enable us to protect and serve the needs of diverse enterprises and government organizations. Our on-premises solutions are designed to protect large sophisticated enterprises and to offer the most robust and flexible protection, while the cloud-native family of our enterprise platform, MVISION, is targeted at cloud-first enterprises. When combined, our on-premise and cloud-native products provide a cybersecurity glide path for enterprises and governments, wherever they are in their cloud journey.

For enterprises and governments, we offer the following solutions:

•	ePolicy Orchestrator. Our ePO, an industry-leading management console, provides a single-pane-of-glass view into multivendor cybersecurity environments, simplifying the backoffice

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environment and automating policy controls. ePO manages the full endpoint estate, including mobile devices, and is available on-premise, as a self-managed cloud instance, or as a multitenant SaaS service fully maintained by McAfee.

•

Security Incident Event Management. McAfee has been named a leader in the Gartner Magic Quadrant for Security Information and Event Management for eight consecutive years.(4) It can collect, process, and correlate billions of log events from multiple years with other data streams, in minutes, to prioritize alerts. It provides real-time visibility into activity on systems, networks, databases and applications, actionable insights to guide, triage, and speed investigations, orchestration of security remediation, and integration with more than three dozen partners, hundreds of standardized data sources, and industry threat intelligence.

•

Network, Web and Cloud Security Solutions. We offer industry-leading cloud, network, and web security to protect data as it travels to, from, within, and between cloud environments and to defend the cloud and network against threats.

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Our network intrusion prevention security performs deep inspection of network traffic by using a combination of advanced technologies, including full protocol analysis, threat reputation, and behavior analysis to protect against and detect malware, denial of service, zero-day attacks, and other advanced threats, while its carrier-class hardware platform maintains line-rate speeds. We believe it is the first solution to combine advanced threat prevention and application awareness into a single security decision engine that correlates threat activity with application usage, including Layer 7 visibility of more than 1,500 applications and protocols, enabling customers to make informed decisions about which applications are allowed on the network. It provides unified security for physical and virtual networks with support for VMware, OpenStack, AWS, and Microsoft Azure environments.

•

Our McAfee Advanced Threat Defense combines in-depth static code analysis, dynamic analysis (malware sandboxing), deep learning, and machine learning to increase zero-day threat detection, including threats that use evasion techniques and ransomware. Tight integration with existing McAfee solutions, third-party email gateways, and other products supporting open standards enables integrated security devices to take immediate and automated action when Advanced Threat Defense convicts a file as malicious. Integration with ePO streamlines workflows and allows administrators to effectively manage alerts by working through a single interface. Advanced Threat Defense is available as an on-premises appliance or a virtual form factor, with support for both private and public cloud environments.

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Our Secure Web Gateway delivers comprehensive security for all aspects of web traffic in one high-performance appliance software architecture. It uses local and global techniques to analyze the nature and intent of all content and active code entering the network via requested web pages, providing immediate protection against malware and other hidden threats and can examine secure sockets layer traffic to provide in-depth protection against malicious code or control applications that have been hidden through encryption. For inbound protection, it scans all content before it is uploaded, securing both the server and the content. To secure outbound traffic, it uses DLP technology to scan user-generated content on all key web protocols, including HTTP, HTTPS, and FTP, protects against loss of confidential, sensitive, or regulated information through social networking sites, blogs, wikis, or online productivity tools such as web-based mail, organizers, and calendars, and safeguards against unauthorized data leaving the organization through bot-infected machines attempting to phone home or transmit sensitive data. It uses a patented approach to signatureless intent analysis with the McAfee Gateway Anti-Malware (“GAM”) Engine. Proactive intent analysis filters out previously unknown, or zero-day malicious content from web traffic in real time. By scanning a web page’s active content, emulating and understanding its behavior, and predicting its intent, McAfee Web Gateway prevents the delivery of zero-day malware to endpoints, dramatically reducing the costs associated with system cleanup and remediation. We combine this analysis with McAfee antivirus and global reputation

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technologies from McAfee Labs to quickly block known malware and malicious sites. When deployed together, our on-premise and cloud-based secure web gateways can be managed within a single console and with a single shared policy set that is applied to devices wherever they travel.

•

Our industry-leading MVISION Cloud protects data across the cloud spectrum (SaaS, IaaS, and PaaS). It has been named a leader by key independent analyst firms (IDC and Forrester), integrates with popular cloud infrastructure platforms (including AWS, Google, and Azure) and is one of the only CASB to achieve AWS Security Competency status and receive AWS Well-Architected designation, to be tightly integrated with Microsoft Teams to protect data across all channels and to earn FedRamp certification to meet the U.S. federal government’s rigorous requirements for data needing moderate security (where the loss of confidentiality, integrity, and availability would result in serious adverse effects on an agency’s operations, assets, or individuals).

•

Data Protection. Our DLP safeguards sensitive data, including intellectual property, to help ensure compliance by protecting sensitive data wherever it lives—on-premises, in the cloud, or at endpoints. With our DLP, organizations can set and enforce unified policies across endpoints, network, and cloud with centralized incident management and reporting via ePO. At endpoints, our DLP provides comprehensive protection for possible leaking channels, including removable storage devices, the cloud, email, instant messaging, web, printing, clipboard, screen capture, filesharing applications, and more.

•	Endpoint Security. We offer industry-leading endpoint solutions to protect data and defend against threats across PCs, mobile devices, servers, and the enterprise IoT.

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Our endpoint protection platform offers comprehensive threat detection and data protection through a single-agent architecture and single-pane-of-glass management console, ePO. It features machine-learning and deep-learning technologies to detect the most advanced threats (including fileless attacks and ransomware), enterprise-grade encryption, including removable media, integrated DLP, dynamic application containment to contain greyware and thwart spread of infection, intelligent, adaptive scanning to boost performance and productivity by avoiding scans on known, trusted processes while prioritizing those that appear suspicious, proactive web protection designed to prevent malware from reaching the endpoint, an integrated firewall to block unsolicited inbound traffic and control outbound traffic, and actionable threat forensics to facilitate threat investigation and remediation. Our EPP supports the breadth of heterogeneous device environments, including PCs and servers across multiple popular operating systems.

•

Our cloud-native MVISION Endpoint offers advanced detection and correction capabilities to Windows 10 environments, including rollback remediation and credential theft monitoring, with unified management and automated workflow control through ePO.

•

MVISION Mobile provides visibility and mobile threat defense for iOS and Android devices managed through ePO. MVISION Mobile sits directly on mobile devices and is designed to provide always-on protection, no matter how a device is connected (corporate network, public Wi-Fi, cellular carrier, or offline). It uses machine learning to analyze deviations to device behavior and make determinations about indicators of compromise to identify advanced device-, application-, and network-based attacks. Behavior-based detection results map to the MITRE ATT&CK framework, supporting a more consistent process to determine the phase of a threat and its associated risk and to prioritize a response.

•

Our MVISION EDR solution is differentiated in that it provides investigative playbooks guided by artificial intelligence to resource-constrained security operations center analysts, allowing them to accelerate investigations and detect the most sophisticated threats faster. Using cloud-based analytics, MVISION EDR correlates data from the endpoint, network, and SIEM to detect, prioritize and remediate threats across the environment.

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•

Open Architecture. We offer a device-to-cloud cybersecurity platform that protects data and defends against threats in complex, heterogeneous IT environments and is supported by one of the industry’s largest ecosystems.

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Our data exchange layer, one of the largest open messaging fabrics in the industry, automatically shares threat intelligence across all nodes connected to it and is supported by 29 contributing vendors with over 200 distinct integrations.

•

Our Security Innovation Alliance, one of the largest ecosystems in the industry, features more than 140 partners that deliver hundreds of pre-integrated multivendor solutions, many with unified management and workflows. These integrations are to both our ePO and to our DXL.

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CASB Connect is our self-serve program that allows virtually any cloud environment to be secured within days, without writing a single line of code. It enables enterprises to securely apply a consistent set of security policies across all API-based cloud services. The program features dozens of pre-integrated cloud security options with popular cloud service providers, including Office 365, Microsoft Azure, AWS, Google Drive, Salesforce, Slack, Workday, Box, and Dropbox, among others.

Consumer Portfolio

We provide a comprehensive portfolio of solutions for consumers to protect their information and their identities throughout their increasingly digital lifestyles. As consumers have adopted mobile and other Internet-connected devices and security risks have grown, we have expanded our portfolio to protect these consumers.

For consumers, we offer the following solutions:

•

Anti-Malware Software. Our anti-malware software is an AV-Test Top Product and has earned AV Comparatives’ Advanced designation for malware protection and performance. We protect more than 530 million endpoints worldwide with our anti-malware software.

•

Virtual Private Networking. McAfee encrypts our customers’ Internet connections to keep their online activity private on any network, even on a public Wi-Fi hotspot. This capability is designed to stop password and data theft and IP-based tracking and allows customers to access global content, bypass local censorship, and protect their online privacy.

•

Secure Home Platform. We protect homes and users in those homes through our Secure Home Platform (“SHP”). SHP is provided through major service providers and router OEMs around the world. SHP is designed to protect every “thing” and every user on the home network. From a full suite of parental controls to protection of the family’s computers, mobile devices, and household IoT devices, SHP simplifies network security in the home.

•

Identity. We provide identity theft protection, inclusive of cyber monitoring, which searches over 600,000 online black markets—including the Dark Web—for compromised personally identifiable information. Our premium offer proactively provides our customers with cyber monitoring of their identity, stolen funds reimbursement, identity fraud reimbursement, credit bureau monitoring, and account takeover monitoring.

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•	Search. We guide and protect consumers as they search and browse the web by blocking malicious webpages that we continuously test and classify, download scanning, cryptojacking blocking, and more.

Our Technology

Our product line defends against a wide range of threats by using technology that leverages a combination of threat intelligence and artificial intelligence. Unlike other alternatives that rely only on artificial intelligence, our approach minimizes false positives while detecting a wide range of threats, including new zero-day threats that have never been seen. Additionally, we utilize a hybrid approach where both local- and cloud-based artificial intelligence models work to protect our customers. The cloud models can be updated rapidly and transparently to customers while the local models are able to provide defense during disconnected or isolated scenarios.

Our product portfolio is enhanced by the following core technologies:

Global Threat Intelligence Telemetry. Our products are enhanced by threat telemetry from detected events across the product portfolio in addition to structural and behavioral feature vectors from telemetry collected through our artificial intelligence sensors. This latter telemetry enables McAfee to understand the blueprint of threats for which we do not necessarily possess the sample but can identify based on these behavioral and structural vectors, improving our efficacy in detecting zero-day threats.

Anti-Malware Engine. Our anti-malware engine is the core component of our award-winning endpoint and gateway products. Using patented technology, the engine analyzes potentially malicious code to detect and block Trojans, viruses, worms, adware, spyware, and other threats. The engine scans files at particular points, processes, and pattern-matches malware definitions with data it finds within scanned files, decrypts, and runs malware code in an emulated environment, applies heuristic techniques to recognize new malware, and removes infectious code from legitimate files.

Machine Learning Scanner. Our machine learning scanner provides two options for performing automated analysis—on the client and in the cloud. The former uses machine learning on the client system to determine whether the file matches known malware. The client-based scanning sensitivity levels, which are based on mathematical formulas, assign tolerance to suspected activity to assess whether the file matches known malware. Our cloud-based machine learning scanner collects and sends file attributes and behavioral information to the machine-learning system in the cloud for malware analysis, without transmitting personally identifiable information.

Gateway Anti-Malware. GAM is a multiplatform threat protection component incorporated into McAfee web gateway products, including our secure web gateway, advanced threat defense, and network intrusion prevention security products and is available to our Security Innovation Alliance partners via a software development kit. The engine—designed for deployment at the network perimeter or in the cloud—detects and blocks a broad range of malware threats—everything from viruses and worms to adware, spyware, ransomware, and exploits. It uses data mining to collect behavioral, geometric, and semantic characteristics. Once this information has been gathered, unattended machine learning trains the next classifier models for run-time interpretation.

Secure Web Gateway. The secure web gateway supports rich policy and threat detection capabilities as well as a model that allows customers to operate either a traditional architecture or a hybrid architecture where on-premise machines are augmented by SaaS-based web gateways operated by McAfee. We have a substantial peering point of presence (“POP”) architecture, featuring 53 POPs in 44 countries and over 1,300 peering partners, further enhancing performance with fewer Internet hops.

Network Intrusion Prevention. Our network intrusion prevention security product uses inline inspection of traffic at high speeds with throughputs of up to 100 Gbps in a stackable architecture. It leverages a combination

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of user-defined signatures and smart rules and leverages our GAM engine for sophisticated real-time detection of threats moving within the network, between the device and the cloud, and east-west in the data center. It supports multiple rule types and is available as an on-premises or virtualized appliance, offering administrators flexible deployment options.

DLP Engine. Our DLP engine defines data classification rules in one repository and enforces those rules at multiple points of control, including at the endpoint, inside the gateway, in the network, or in the cloud. Its highly differentiated classification and enforcement engine offers flexibility and control over DLP in multiple domains, allowing enterprises to protect data moving within the network perimeter, from device to cloud, or between different cloud applications with a single policy.

Open Architecture. Our architecture is open and modular, and is facilitated by DXL, one of the largest open messaging fabrics in the industry, automatically shares threat intelligence across all nodes connected to it and is supported by 29 contributing vendors with over 200 distinct integrations. Our openness is also supported by our Security Innovation Alliance, one of the largest ecosystems in the industry, features more than 140 partners that deliver hundreds of pre-integrated multivendor solutions, many with unified management and workflows. CASB Connect, the industry’s leading self-serve program, allows virtually any cloud environment to be secured within days and currently features dozens of pre-integrated cloud security options, including with Office 365, Microsoft Azure, AWS, Google Drive, Salesforce, Slack, Workday, Box, Dropbox, and more.

Our Customers

Enterprise

We protect many of the largest governments and enterprises around the world, including 75%, 69%, and 63% of Fortune 100, Fortune 500, and Global 2000 firms, as of March 30, 2019, respectively. Our 250 largest customers have an average of seven McAfee products and an average tenure of 18 years of services as of March 30, 2019. We have a diversified customer base, and no end customer represented more than 5% of net revenues over the past three years.

We specialize in advanced cybersecurity for complex, heterogeneous environments. We have a diverse portfolio, with our largest category of solutions, endpoint, representing less than 45% of total enterprise net revenues. Our customers adopt our solutions for the breadth and depth of our device-to-cloud platform and the collective capabilities delivered through our open ecosystem.

Consumer

We are the number one consumer endpoint security provider by endpoints protected, with over 530 million endpoints worldwide. Our consumers tend to earn higher incomes, have children, and live in urban or suburban markets, according to a survey we conducted in 2018. We reach consumers through multiple routes to market, including through a direct strategy that leverages our digital presence to convert customers, online, and physical retailers, service providers, and OEMs.

Research and Development

Our research and development efforts begin with a focus on our customers. We listen to our customers, seek to understand their challenges, and then use technology to develop innovative solutions designed to solve their problems and protect what matters most. Our global team is responsible for the architecture, design, development, testing, and operations of our device-to-cloud security platform which includes our consumer targeted offerings, as well as our offerings for enterprises and governments. Our internal team of security experts, researchers, intelligence analysts, and threat hunters continuously analyze the evolving global threat landscape to develop products that defend against today’s most sophisticated and stealthy attacks and reports on emerging security issues.

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We are continuously reinventing and disrupting ourselves to better serve our customers, as we continue to help our customers secure their digital transformation efforts with our device-to-cloud security platform. We work closely with our customers and partners to gain valuable insight into enterprise and consumer security needs, trends, and practices to assist us in designing new features that extend the capabilities of our platform and drive growth. Our engineering and product teams continuously monitor and test our solutions to ensure the highest efficacy and quality in the industry. We also maintain a regular release process to update and enhance all our solutions. In addition, our teams work with third-party validation groups to ensure transparent reporting on the security efficacy of our platform.

Our research and development team is also responsible for operating our cloud services, and for keeping our customers updated with information on the availability, reliability, and performance of these services.

Our research and development expenses were $499 million, $450 million, and $406 million for fiscal 2016, the combined year 2017, and fiscal 2018, respectively.

Our research and development leadership team is located in Santa Clara, CA, and is responsible for a globally distributed organization spread across Santa Clara (CA), Plano (TX), Hillsboro (OR), New York (NY), Waterloo (Canada), Bengaluru (India), Hyderabad (India), Cordoba (Argentina), Cork (Ireland), Tel Aviv (Israel), Paderborn (Germany), Aylesbury (UK), and Brighton (UK).

Sales and Marketing

Enterprise

Our enterprise go-to-market engine leverages direct and indirect routes to market to support customers based on the maturity of our relationship:

•

Our most established accounts are serviced directly by our field sales teams. These teams are focused on driving customer outcomes to increase the perceived value of our solutions and secure cross-sell and upsell opportunities from existing customers.

•

Emerging accounts and new customers are primarily serviced through a global inside sales engine. These sales teams work with indirect routes to market to position our solutions and secure a stronger foothold in customer accounts.

Across our customer base, we deploy the following resources to scale our engine:

•	Sales engineers work across all accounts to deliver technical expertise for the most complex cybersecurity environments.

•

Our Customer Success organization drives successful deployment, adoption, consumption, value realization, and cybersecurity posture outcomes for customers. Working in tandem with our Engineering and Sales organizations, these teams help customers to successfully maintain our products. We estimate that our support and services teams engage in more than two million hours of customer interaction per year. We estimate that our Professional Services team engages in approximately 600,000 hours per year and operates some of the world’s largest security environments through personnel deployed at customer sites. Our extensive service and support capabilities allow us to generate security outcomes with our customers and identify cross-sell and upsell opportunities across our base.

•	Our alternate routes to market include cloud service providers (Amazon, Google, Microsoft, and Oracle) and an ecosystem of two-tier and one-tier distribution channel partners and systems integrators.

Our enterprise marketing strategy uses a digital mix of paid and programmatic display, search engine marketing, search engine optimization, retargeting, streaming media, and webinars to augment our last-mile

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efforts of public and private events and customer briefings. We use brand awareness campaigns, inclusive of broadcast and digital media, to increase our brand reputation and account-based marketing tactics to support demand generation for high-value customers and prospects.

Consumer

Our consumer go-to-market engine is comprised of multiple routes to market to reach the consumer at their point of need, including:

•

OEM. We preinstall software on PCs for major OEMs (including Dell, HP, Lenovo, and Asus) and on Samsung mobile devices. A consumer purchasing a device with a pre-installed McAfee solution receives a free trial period, after which time we attempt to convert the consumer to a sale, with the ongoing direct customer relationship with McAfee.

•	Direct. We market directly to consumers through our website and digital motion.

•

Retail and eCommerce. We offer software for purchase and pre-installed on PCs and mobile phone OEMs through major retailers including Office Depot, Staples, Walmart, Sam’s Club, and Best Buy. We offer software for purchase and download at major eCommerce sites, including Amazon.

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Communications Service Providers and ISPs. Major service providers (including Verizon, AT&T, Telefonica, Softbank, British Telecom, and Sky) bundle our products with other services, bill the consumer for the package, and reimburse us through a royalty or revenue-share model.

To increase activation and retention rates, we use a digital marketing motion, inclusive of search engine marketing, search engine optimization, email marketing, and retargeting techniques to intercept the consumer along the buyer and customer journeys.

Competition

The market for cybersecurity solutions for enterprises, governments, and consumers is intensely competitive and constantly evolving. Conditions in our market are prone to frequent and rapid changes in technology, customer requirements and preferences, and industry standards resulting in frequent new product and service offerings and improvements and the entrance of new market participants. We face a broad set of competitors, representative of the diverse security domains in which we operate, including but not limited to the following:

•	Enterprise endpoint competitors include Symantec, Trend Micro, Sophos, ESET, Kaspersky, Microsoft, Crowdstrike, Carbon Black, and BlackBerry (Cylance)

•	DLP competitors include Symantec and Forcepoint

•	CASB competitors include Netskope, Symantec (Blue Coat), Ciphercloud, Microsoft, Palo Alto Networks, and Bitglass

•	Network intrusion prevention security competitors include Cisco, Trend Micro, IBM, and Palo Alto Networks

•	Secure web gateway competitors include Symantec (Blue Coat), Forcepoint, Cisco, Imperva, Checkpoint, and Zscaler

•	Enterprise endpoint competitors include Symantec, Trend Micro, Microsoft, Crowdstrike, and Carbon Black

•	Security operations, which include SIEM, competitors include IBM, Splunk, Micro Focus, Dell, and LogRhythm

•	Consumer endpoint competitors include Symantec (Norton), Avast/AVG, Kaspersky, Trend Micro, ESET, and Microsoft

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In addition, we expect additional competition from other established and emerging companies as the market for security-as-a-service continues to develop and expand and as industry consolidation occurs.

The principal competitive factors in the markets for our solutions include:

•	product features, reliability, performance, and effectiveness;

•	breadth and integration of product offerings;

•	price and total cost of ownership;

•	strength and productivity of sales and marketing efforts;

•	tenure and strength of customer and partner relationships;

•	quality of customer service;

•	brand awareness and reputation; and

•	financial resources and stability.

We believe we compete favorably across these factors. However, certain of our current and potential competitors may have competitive advantages, such as more extensive international operations, larger product development and strategic acquisition budgets, or greater financial, technical, sales, or marketing resources than we do. For additional information about the risks to our business related to competition, see “Risk Factors—Risks Related to Our Business and Industry—We operate in a highly competitive environment and we expect competitive pressures to increase in the future, which could cause us to lose market share.”

Intellectual Property

Our intellectual property is an important and vital asset of the company that enables us to develop, market, and sell our products and services and enhance our competitive position. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights.

We maintain an internal patent program to identify inventions that provide the basis for new patent applications in areas of importance to our business. As of March 30, 2019, we had approximately 1,250 issued U.S. patents, in addition to approximately 500 issued foreign patents and approximately 700 pending U.S. and foreign patent applications, which relate to inventive aspects of our products and technology. We have filed over 70 patent applications in 2019 alone. The duration of our issued patents is determined by the laws of the issuing country. Although we have patent applications pending, there can be no assurance that patents will issue from pending applications or that claims allowed on any future issued patents will be sufficiently broad to protect our technology. Also, these protections may not preclude competitors from independently developing products with functionality or features similar to our products.

In certain cases, we license intellectual property from third parties for use in our products and generally must rely on those third parties to protect the licensed rights. This can include open source software, which is subject to limited proprietary rights. While the ability to maintain and protect our intellectual property rights is important to our success, we believe our business is not materially dependent on any individual patent, copyright, trademark, trade secret, license, or other intellectual property right.

Employees

As of March 30, 2019, we employed more than 6,900 people worldwide. We also engage temporary employees and consultants as needed to support our operations. None of our employees in the United States are

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represented by a labor union or subject to a collective bargaining agreement. However, certain of our international employees are members of works councils or subject to collective bargaining agreements. We have not experienced any material work stoppages, and we consider our relations with our employees to be good.

As of the second quarter of fiscal 2019, we achieved global pay parity, defined as fair and equal pay for employees in the same job, level, and location—regardless of gender—and controlling for pay differentiators such as performance, tenure, and experience.

Facilities

Our corporate headquarters is located in Santa Clara, California in leased office space, which we intend to vacate in early 2020. We entered into a new 11-year lease on April 10, 2019 for approximately 84,000 square feet of space in a new location in San Jose, California to serve as the location of our headquarters. We also conduct finance, accounting, sales and marketing, and administration activities in Plano, Texas where we own an office building with approximately 170,000 square feet of space. In addition, we lease space for personnel in locations throughout the United States and various international locations, including significant research and development activities in India and Argentina, significant sales and operational offices in Ireland, the United Kingdom, and Japan and smaller sales and marketing offices located in major markets around the globe. We believe that our current facilities are adequate to meet our current needs.

Legal Proceedings

From time to time, we are subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, we do not believe that the outcome of any of these matters, individually or in the aggregate, will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

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MANAGEMENT

Executive Officers and Directors

Below is a list of the names, ages, positions and a brief account of the business experience of the individuals who serve as our executive officers and directors as of the date of this prospectus.

Name	Age	Position

Christopher Young	47	Chief Executive Officer and Director

John Giamatteo	52	President and Chief Revenue Officer, Enterprise Business Group

Michael Berry	56	Executive Vice President, Chief Financial Officer

Ashutosh Kulkarni	44	Executive Vice President and Chief Product Officer, Enterprise Business Group

Terry Hicks	56	Executive Vice President, Consumer Business Group

Chatelle Lynch	42	Senior Vice President and Chief Human Resources Officer

Nell O’Donnell	55	Senior Vice President and General Counsel

Sohaib Abbasi	62	Director

Seth Boro	43	Director

Mary Cranston	71	Director

Tim Millikin	36	Director

Jon Winkelried	59	Director

Christopher Young joined Intel in 2014 and later led the separation initiative at McAfee. Mr. Young serves as a member of the National Security Telecommunications Advisory Committee (“NSTAC”), which advises the U.S. government on national security and emergency preparedness. He also helped establish the nonprofit Cyber Threat Alliance—a group of companies that share threat intelligence—and currently serves on its board. Mr. Young has served on the board of directors of American Express Company, a publicly traded financial services company, since March 2018 and Snap Inc., a publicly traded technology and camera company since October 2016. He was formerly a board member of cybersecurity data analytics firm Rapid7, Inc. (“Rapid7”) from January 2011, before its IPO, to August 2016, during its transition to a publicly held company. Mr. Young holds a bachelor’s degree, cum laude, from Princeton University and an M.B.A. degree with distinction from the Harvard Business School.

John Giamatteo is President and Chief Revenue Officer of the Enterprise Business Group at McAfee. He is responsible for the go-to-market functions, including sales, marketing, and customer success. Mr. Giamatteo was previously Executive Vice President of the Consumer Business Unit at McAfee, joining in January 2014. Mr. Giamatteo earned a bachelor’s degree in accounting and an M.B.A. degree, both from St. John’s University in New York.

Michael Berry is Executive Vice President and Chief Financial Officer at McAfee. He is responsible for all aspects of finance, including financial planning, accounting, and tax and treasury. He is also responsible for shared services and procurement. Before joining McAfee in February 2017, Mr. Berry was Executive Vice President, Chief Financial Officer, and Chief Operating Officer at FireEye, Inc., a publicly traded cybersecurity company, from September 2015 to February 2017. Since December 2012, Mr. Berry has served on the board of directors and as the chairman of the audit committee of Rapid7. Earlier, he led finance and other operations for a number of technology companies, including IO, SolarWinds, and i2 Technologies. Mr. Berry earned a bachelor’s degree in finance from Augsburg College and an M.B.A. degree from the University of St. Thomas.

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Ashutosh Kulkarni is Executive Vice President and Chief Product Officer of the Enterprise Business Group at McAfee. He is responsible for product strategy and execution and for delivering leading-edge cybersecurity offerings that protect McAfee customers from threats to their applications, networks, data, devices, and other critical assets. Prior to joining McAfee in October 2018, Mr. Kulkarni was the Senior Vice President and General Manager first of the web performance business and later the web security business at Akamai Technologies, Inc. (“Akamai”), a publicly traded content delivery network and cloud service provider, from August 2015 to October 2018. During his tenure at Akamai, he led the teams that delivered the leading web application firewall, bot management, and DDoS mitigation solutions in the industry. Prior to Akamai, he served in various senior leadership roles at Informatica Corporation and, as Senior Vice President and General Manager, led Informatica’s cloud integration business, as well as their core data integration and data quality businesses. Mr. Kulkarni earned a bachelor’s degree in engineering from the University of Mumbai, an M.S. degree in computer engineering from the University of Texas at Austin, and an M.B.A. degree from the University of California, Berkeley.

Terry Hicks is Executive Vice President of the Consumer Business Group at McAfee. He is responsible for the development, delivery, sales, and marketing of McAfee products. Prior to joining McAfee in November 2018, Mr. Hicks served as Chief Operating Officer of Infusionsoft from January 2017 to November 2018, where he led the transformation from scrappy startup to scalable growth company, and as Chief Product Officer at Infusionsoft from July 2015 to December 2016. Prior to Infusionsoft, Mr. Hicks spent 15 years in leadership roles at Intuit. Mr. Hicks earned bachelor’s degrees in applied math and computer science from San Diego State University.

Chatelle Lynch is Senior Vice President and Chief Human Resources Officer at McAfee. She oversees compensation, benefits, rewards and recognition, human resources systems, human resources services, and workforce intelligence, along with learning, development, and talent. Ms. Lynch was previously Head of Human Resources for Intel Security Group. Ms. Lynch is the executive sponsor for Women in Security (“WISE”), a global employee group at McAfee committed to the advancement of women in the workplace. Prior to joining McAfee in 2005, Ms. Lynch held leadership positions at Fluor Corporation, specializing in human resources and compensation. Ms. Lynch earned bachelor’s degrees in journalism and applied science from Deakin University in Melbourne, Australia.

Nell O’Donnell is Senior Vice President and General Counsel at McAfee. In this role, she is responsible for all legal matters at McAfee, including regulatory compliance. Before joining McAfee in June 2019, Ms. O’Donnell was Senior Vice President and General Counsel at Brocade Communications Systems, Inc., which was acquired by Broadcom, from 2014 to 2017. Nell earned a bachelor’s degree from Stanford University and a J.D. degree from Loyola Law School.

Sohaib Abbasi has served as a Director of McAfee since November 2018. Mr. Abbasi also serves as a director of Red Hat, New Relic, and a big data technology venture, Streamsets. In addition, he serves as a senior advisor to TPG. Mr. Abbasi served as president and chief executive officer of Informatica from July 2004 until August 2015. He served as chairman of Informatica from March 2005 until December 2015. Prior to Informatica, Mr. Abbasi served at Oracle Corporation for 20 years, most recently, as a member of Oracle’s executive committee and as senior vice president of two major divisions, Oracle Tools and Oracle Education. Mr. Abbasi earned a bachelor’s degree and an M.S degree from the University of Illinois at Urbana-Champaign. Our board of directors believes that Mr. Abbasi’s board and industry experience qualify him to serve on our board of directors.

Seth Boro has served as a Director of McAfee since April 2017. Mr. Boro has served as a Managing Partner at Thoma Bravo since 2013. He joined Thoma Bravo in 2005 and became a Partner in 2010, serving in that capacity until becoming a Managing Partner in 2013. Mr. Boro currently serves on the board of directors of SolarWinds Corporation and previously served on the board of directors of SailPoint Technologies Holdings, Inc. until November 2018. Mr. Boro received an M.B.A. degree from Stanford University and a bachelor’s degree from Queen’s University School of Business (Canada). Our board of directors believes that Mr. Boro’s board and industry experience qualify him to serve on our board of directors.

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Mary Cranston has served as a Director of McAfee since October 2018. Since December 2012 when she retired from her position as the Firm Senior Partner and Chair Emeritus of Pillsbury Winthrop Shaw Pittman LLP, an international law firm, Ms. Cranston has served on various boards of companies and non-profits. Ms. Cranston has served as a director of Visa, Inc., a multinational financial services company since 2007, and The Chemours Company, a global chemical company since 2015. Ms. Cranston holds an A.B. degree from Stanford University, a J.D. degree from Stanford Law School, and M.A. degree in Educational Psychology from the University of California, Los Angeles. Our board of directors believes that Ms. Cranston’s legal and board experience qualify her to serve on our board of directors.

Tim Millikin has served as a Director of McAfee since April 2017. He is a Partner at TPG based in San Francisco, California, where he co-leads TPG’s investment activities in software & enterprise technology. Mr. Millikin holds an M.B.A. degree from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar, and a bachelor’s degree from Dartmouth College. Our board of directors believes that Mr. Millikin’s board and industry experience qualify him to serve on our board of directors.

Jon Winkelried has served as a Director of McAfee since January 2018. He is the Co-Chief Executive Officer and a Partner of TPG based in San Francisco, California. Prior to joining TPG in 2015, Mr. Winkelried was with Goldman, Sachs & Co. for more than 27 years, until he retired in 2009 as President and Co-Chief Operating Officer. Mr. Winkelried serves on the Board of Directors for Evolution Media, Delos Living LLC, Anastasia Beverly Hills, Bounty Minerals LLC and RealCadre LLC, and he serves on the Board of Overseers for Memorial Sloan Kettering Cancer Center. He was elected to the Board of Trust of Vanderbilt University in 2012, and was elected Chair for the Investment Committee in 2017. He served as a trustee at the University of Chicago from 2006 to 2012. Mr. Winkelried received a bachelor’s degree in economics from the University of Chicago and an M.B.A. degree from the University of Chicago. Our board of directors believes that Mr. Winkelried’s board and industry experience qualify him to serve on our board of directors.

Board Composition and Director Independence

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. After the completion of this offering, our board of directors will be comprised of the following directors:              . Our board of directors has undertaken a review of the independence of each director. Based on the information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that each of                 ,             , and                  are independent directors under the rules of the Exchange. In making this determination, the board of directors considered the relationships that such directors have with our Company and all other facts and circumstances that the board of directors deemed relevant in determining such directors’ independence, including beneficial ownership of our capital stock by each non-employee director and their affiliates, and the transaction’s involving them described in “Certain Relationships and Related Party Transactions.”

Board Committees

Upon the completion of this offering, our board of directors will have three standing committees: the audit committee; the compensation committee; and the nominating and corporate governance committee. Each of the committees operates under its own written charter adopted by the board of directors, each of which will be available on our website upon completion of this offering. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Following this offering, our audit committee will be composed of              , with              serving as chairperson of the committee. We anticipate that, prior to the completion of this offering, our audit committee

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will determine that              meets the definition of “independent director” under the rules of the Exchange and under Rule 10A-3 under the Exchange Act. Within 90 days following the effective date of the registration statement of which this prospectus forms a part, we anticipate that the audit committee will consist of a majority of independent directors, and within one year following the effective date of the registration statement of which this prospectus forms a part, the audit committee will consist exclusively of independent directors. Our board of directors has determined that              is an “audit committee financial expert” within the meaning of the SEC’s regulations and applicable listing standards of the Exchange. The audit committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm, the inclusion of our audited financial statements in our Annual Report on Form 10-K;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the board of directors for approval;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by the rules of the SEC to be included in our annual proxy statement; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases.

Compensation Committee

Following this offering, our compensation committee will be composed of          , with             , serving as chairperson of the committee. The compensation committee’s responsibilities upon completion of this offering will include:

•

determining and approving the compensation of our chief executive officer, including annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, and evaluating the performance of our chief executive officer in light of such corporate goals and objectives;

•	reviewing and approving the corporate goals and objectives relevant to the compensation of our other executive officers;

•	reviewing and approving the compensation of our other executive officers;

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•	appointing, compensating, and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in the rules of the Exchange with respect to any compensation consultant, legal counsel, or other advisor retained by the compensation committee;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the board of directors for approval;

•	reviewing and establishing our overall management compensation philosophy and policy;

•	overseeing and administering our equity compensation and similar plans;

•	reviewing and approving our policies and procedures for the grant of equity-based awards and granting equity awards;

•	reviewing and making recommendations to the board of directors with respect to director compensation; and

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.

Nominating and Corporate Governance Committee

Following this offering, our nominating and corporate governance committee will be composed of         , with              serving as chairperson of the committee. The nominating and corporate governance committee’s responsibilities upon completion of this offering will include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance principles;

•	articulating to each director what is expected, including reference to the corporate governance principles and directors’ duties and responsibilities;

•	reviewing and recommending to the board of directors practices and policies with respect to directors;

•	reviewing and recommending to the board of directors the functions, duties and compositions of the committees of the board of directors;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the board of directors for approval;

•	provide for new director orientation and continuing education for existing directors on a periodic basis;

•	performing an evaluation of the performance of the committee; and

•	overseeing the evaluation of the board of directors and management.

Board Oversight of Risk Management

While the full board of directors has the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas. In particular, our audit committee oversees management of enterprise risks as well as financial risks and is responsible for overseeing the review and approval of related party transactions. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the incentives created by the compensation awards it

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administers. Our nominating and corporate governance committee oversees risks associated with corporate governance, business conduct and ethics. Pursuant to the board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full board of directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by the board of directors and its committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, see “Certain Relationships and Related Party Transactions.”

Code of Ethics

We have adopted a code of ethics that applies to all of our employees, officers and directors. Upon the closing of this offering, our code of ethics will be available on our website. We intend to disclose any amendments to our code of ethics, or any waivers of their requirements, on our website. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding to purchase shares of our Class A common stock.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis focuses on the compensation we provide to our executive officers listed in the “Summary Compensation Table for Fiscal 2018” (our “named executive officers”) and should be read in conjunction with the accompanying tables and text below. In accordance with SEC executive compensation disclosure rules, this Compensation Discussion and Analysis focuses on our compensation decisions with respect to our named executive officers for fiscal 2018, which were made while we have been privately owned. In preparing to become a public company, with the assistance of our independent compensation consultant, we have begun a thorough review of all elements of our executive compensation program. We expect that our executive compensation program and compensation governance practices will evolve to reflect our status as a newly publicly-traded company, while still supporting our overall business and compensation objectives. For ease of reference in this Compensation Discussion and Analysis and the accompanying tables and narratives, we refer to the board of managers of Foundation Technology Worldwide LLC, which oversaw our business prior to the restructuring undertaken in connection with this offering, as “our board” and we refer to its compensation committee for the period prior to such restructuring as “our compensation committee.”

Our named executive officers for fiscal 2018 are:

Name	Title

Christopher Young	Chief Executive Officer

Michael Berry	Executive Vice President, Chief Financial Officer

John Giamatteo	President and Chief Revenue Officer, Enterprise Business Group

Terry Hicks(1)	Executive Vice President, Consumer Business Group

Ashutosh Kulkarni(2)	Executive Vice President and Chief Product Officer, Enterprise Business Group

(1)	Mr. Hicks commenced employment with us on November 5, 2018.
(2)	Mr. Kulkarni commenced employment with us on October 17, 2018.

Industry Background and Competitive Environment

Industry Background

For more than 30 years, McAfee has been a global leader and trusted brand in cybersecurity, protecting hundreds of millions of consumers and many of the world’s largest governments and enterprises with a portfolio that spans from the device to the cloud. For enterprises and governments, we protect data and defend against threats from device to cloud in complex, heterogeneous IT environments. For consumers, we protect the breadth of the digital lifestyle at home or on the go, including by securing connected household devices, public WiFi service, personal computers, mobile devices, and personal identity. Enterprises, governments, and consumers benefit from shared technology that fuels our portfolio with threat insights gathered from one billion sensors across McAfee’s global footprint in multiple domains (device, network, gateway, and cloud). McAfee is singularly committed to one mission: to protect all that matters through leading-edge cybersecurity. We believe that our success in achieving this mission depends in large part on our ability to attract and retain industry-leading executive talent.

Competitive Hiring Environment

Cybersecurity is a fast-paced and competitive industry experiencing a shortage of skilled talent and leadership in the face of high and increasing demand. We compete for executive talent with many other

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cybersecurity companies, large and small. Some of our competitors are publicly-traded and are therefore able to offer equity compensation to their executives that are more liquid than the equity compensation we offer to our executives. Additionally, we compete for executive talent in geographic areas, such as the Silicon Valley, and in related industries, such as software development and artificial intelligence, in which talented executives are in high demand, resulting in an increasingly competitive environment for attracting and retaining executive talent.

These challenges were recognized in an Executive Order issued from the White House on May 2, 2019, which stated in part:

“America’s cybersecurity workforce is a strategic asset that protects the American people, the homeland, and the American way of life . . . The Nation is experiencing a shortage of cybersecurity talent and capability, and innovative approaches are required to improve access to training that maximizes individuals’ cybersecurity knowledge, skills, and abilities . . . .”

Accordingly, given the unique skillset required of our executive team as well as competition from industries beyond cybersecurity for our executives, we offer competitive compensation that accounts not only for these external factors but also for our status as a privately-held company.

Philosophy and Objectives of our Executive Compensation Program

Our global compensation philosophy is to compensate employees competitively, fairly and based on performance in order to incentivize actions that support achievement of our business objectives and equityholder value appreciation. To that end, we are constantly monitoring the integrity and functionality of our program and refining as we deem appropriate. In April 2019, we announced that we had achieved global gender pay parity, being the first cybersecurity company to do so. We define gender pay parity as fair and equal pay for employees in the same job, level and location, controlling for pay differentiators such as performance, tenure and experience, regardless of gender. As part of our review, we undertook an extensive audit covering 45 countries and more than 7,000 employees because we believe that every employee, regardless of gender identity, should be compensated fairly and equally for his or her individual contribution to the company.

Consistent with our global compensation philosophy, our goal has been to implement an executive compensation program that drives results and that is built upon our long-standing executive compensation philosophy and objectives, as outlined below:

•	Attract and retain talent—structure executive compensation to be market competitive in order to attract and retain top talent and high potential employees;

•	Pay-for-performance—empower, reward, and incentivize high performing employees for achieving, key financial, strategic, and operational goals both over the near and long-term; and

•	Align executive goals and compensation with equityholder interests—link compensation to measurable results tied to equityholder valuation appreciation.

Key Features of Our Executive Compensation Program

The Company’s executive compensation program includes the following practices, each of which our compensation committee believes reinforces our executive compensation philosophy and objectives:

Our executive compensation practices include the following:

Significant percentage of target annual cash compensation delivered in the form of variable compensation tied to performance

Use of simple and common performance measures that we believe are core drivers of the Company’s operational performance and equityholder value appreciation

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Emphasis on future pay opportunity through equity awards, which represent a significant component of compensation

Use of multi-year vesting for equity compensation, which requires our executive officers to hold sufficient unvested equity value to provide a meaningful retention incentive

Use of comparable market data to assess the competitive market position of our executive compensation program

Use of an independent outside consulting firm to validate market practices and trends for our industry

Our executive compensation practices do not include the following:

We do not have tax gross-ups on change in control benefits

We do not have excessive executive perquisites

We do not have excessive cash severance benefits

We do not have an enhanced severance multiple upon a change in control

We do not offer a service-based defined benefit pension plan

Decision-making Responsibility

Our compensation committee oversees our executive compensation program. All of the members of our compensation committee are employees of one of our equityholders (or their affiliates): TPG, Intel, and Thoma Bravo. As employees of our equityholders, we believe that each member brings a perspective aligned with our equityholders regarding executive compensation determinations.

Our compensation committee considers the views and recommendations of management, in particular those of our Chief Executive Officer and our Chief Human Resources Officer, in making decisions regarding executive compensation. Among other things, our Chief Executive Officer makes recommendations about executive performance, annual base salary levels, annual incentive targets, and payout levels and long-term incentive grants for our named executive officers (other than for himself).

During fiscal 2018, our compensation committee convened five meetings in which executive compensation matters were discussed. Pursuant to the terms of our compensation committee charter as then in effect, our compensation committee did not have exclusive authority to approve decisions regarding key executive compensation matters. As a result, our compensation committee made recommendations regarding key executive compensation decisions to our board, which considered and approved those determinations during its regularly quarterly meetings. In February 2019, our board approved changes to our compensation committee charter that generally give our compensation committee greater authority to approve certain executive compensation decisions without requiring approval of the full board.

Compensation Setting Process

Independent Compensation Consultants

We engaged Compensia, a nationally known compensation consulting firm, to serve as an independent advisor to our compensation committee on executive compensation matters. Specifically, in fiscal 2018, Compensia assisted our compensation committee with the following:

•	Selection of a fiscal 2018 peer group;

•	Development of a competitive framework for assessing the compensation of the executive team;

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•	Evaluation of the competiveness of the Company’s executive compensation program;

•	Evaluation of retentive value of existing equity awards; and

•	Development of recommendations regarding compensation adjustments and promotion and new hire compensation arrangements.

We separately engaged Radford, a division of Aon plc, which is a nationally known professional services firm that specializes in collecting and analyzing compensation information, to provide input to our compensation committee on the design of the Company’s long-term incentive program.

Market Comparison

For fiscal 2018, our compensation committee considered market pay practices when setting executive compensation. Our compensation committee does not target percentile ranks of specific compensation elements or total target direct compensation (i.e., annual base salary plus target annual cash incentives and target long-term equity award values) against the market data, but instead uses market data to assess the overall competitiveness and reasonableness of the compensation elements and the Company’s overall executive compensation program. As a starting point, we assess the competitive market by considering the 50th percentile of our peer group for base salary and the 60th and 75th percentile of our peer group for on-target earnings for executive officers. In assessing the competitive market, we use survey data from the peer group noted below as the primary market data source, with proxy peer group data providing a supplemental viewpoint.

While our compensation committee considers relevant market pay practices when setting executive compensation, it does not establish compensation levels based only on market practices. Our compensation committee believes that compensation decisions are complex and require a deliberate review of Company performance, market compensation levels, and other factors it deems relevant in a given situation. Accordingly, while our compensation committee uses the above market percentiles as a guiding point, the factors that influence the amount of compensation awarded include, but are not limited to:

•	Market competition for a particular position;

•	Internal pay equity considerations;

•	Experience and past performance inside or outside the Company;

•	Role and responsibilities within the Company;

•	Long-term potential with the Company;

•	Personal performance and contributions; and

•	Business conditions.

Our compensation committee believes that the Company’s executive compensation peer group should reflect the markets in which the Company competes for business and executive talent. Accordingly, the Company’s peer group consists of peer companies that we believe are our most direct cybersecurity and business competitors, and software companies that are roughly comparable to the Company in terms of headcount, revenue, and enterprise value. We believe these comparisons provide us with a valuable window into the executive pay practices of companies similar to us, and we seek to use information about their compensation levels whenever available to us. As a result of these similarities, we view the companies in the custom peer group below as those that are mostly likely to compete with us for executive talent. We do not pre-screen members of our peer group for their compensation levels or practices. Our compensation committee, together with Compensia and our management team, expects to periodically re-evaluate and revise our selection criteria and list of peer companies, as it deems appropriate.

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After soliciting input from Compensia, our compensation committee selected the following peer companies for purposes of our fiscal 2018 executive compensation program:

CA Technologies	Cadence Design Systems	Carbon Black

Check Point Software Technologies	Citrix Systems	F5 Networks

Forcepoint	ForeScout Technologies	Fortinet

Juniper Networks	Open Text	Palo Alto Networks

Proofpoint	Red Hat	Riverbed Technology

ServiceNow	Splunk	Symantec

Synopsys	Trend Micro

Elements of Compensation

Consistent with our pay-for-performance philosophy and executive compensation program objectives described above, in determining the fiscal 2018 adjustments to executive compensation levels discussed below, our compensation committee considered each named executive officer’s role and responsibilities, personal performance and contributions, business performance and conditions, overall job market conditions, internal pay equity, and competitive market data.

The following is a discussion of the primary elements of the compensation for each of our named executive officers.

Annual Base Salary

Annual base salary is one element of the cash compensation that we provide to our named executive officers and is determined by the core contributions each executive is expected to make and the specific requirements for each named executive officer’s role. As noted above, while we do not benchmark base salary to any specific percentile, we generally use the 50th percentile of our peer group as the starting point for assessing competitiveness of annual base salary, while “on-target earnings” (i.e., annual base salary plus target annual cash incentives) are assessed against the 60th and 75th percentile of the peer group. Under this construct, we place more emphasis on performance-linked elements of total direct compensation as we believe annual incentive pay provides a stronger connection between pay and performance.

In connection with our annual compensation review, we reviewed the annual base salaries of the then-serving named executive officers. As part of that review, our Chief Executive Officer, in collaboration with our Chief Human Resources Officer, made recommendations to our compensation committee regarding annual base salary levels of our named executive officers (other than himself) and any adjustments. Recommendations are based on market considerations (including base salary levels relative to our peers described above) and a holistic assessment of the named executive officer’s performance over the prior year. Our compensation committee follows a similar process in determining our Chief Executive Officer’s annual base salary. As a result of this review, our compensation committee recommended, and our board approved, an increase in Mr. Young’s annual base salary in fiscal 2018 from $620,000 to $725,000, effective January 1, 2018, to further align his compensation with the competitive market and to recognize his and the Company’s performance in the combined year 2017. In connection with this annual review, no changes were made to the annual base salaries of Messrs. Berry or Giamatteo, who were the Company’s only other named executive officers serving at the time of such annual review.

Our compensation committee and board may also adjust annual base salaries of our named executive officers at other times during the year in connection with promotions, increased responsibilities or to maintain market competitive compensation levels. In connection with his June 2018 promotion from his prior role as

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Executive Vice President in charge of our Consumer Business Group to his new role as President and Chief Revenue Officer, Enterprise Business Group and the related expansion of duties, Mr. Giamatteo’s base salary was increased from $471,500 to $650,000, effective June 1, 2018.

Mr. Kulkarni and Mr. Hicks both joined us in the second half of fiscal 2018. Their annual base salaries were determined in a similar manner and with special consideration given to the need to secure their hires in light of their preexisting compensation arrangements, alternative employment opportunities, the competitive market, and internal pay equity.

The table below sets forth the 2018 annualized base salary level for each of our named executive officers as of the end of fiscal 2018:

Named Executive Officer	Annualized 2018 Base Salary
Christopher Young	$725,000
Michael Berry	$475,000
John Giamatteo	$650,000
Terry Hicks	$650,000
Ashutosh Kulkarni	$600,000

Annual Incentives

Our executive compensation program ties a substantial portion of the cash compensation that our executives are eligible to receive directly to the Company’s performance. We believe our annual incentive plan (“AIP”) is an integral component of our overall executive compensation program because, as a private company during fiscal 2018, our equity awards were illiquid. We also believe that a competitive incentive program is essential to attracting, retaining and motivating talented leaders. Our AIP is linked to the achievement of certain individual and company goals that we believe are important for our short-term and long-term success and are key to driving increases in the value of the Company. Payouts under our AIP are based on the Company’s performance and our executives’ performance against these goals, with the AIP funding only if the Company’s performance exceeds threshold goals relating to gross revenues and adjusted EBITDA, as described below.

Setting the Annual Incentive Target Opportunity

Each of our named executive officers participates in our AIP and is eligible to receive a cash-based annual incentive at a target level that is based on a percentage of the officer’s annual base salary. These annual incentive targets are prorated for any changes in annual base salary during the fiscal year and for any partial years of service. After reviewing our named executive officers’ total on-target earning opportunities, Mr. Young’s target annual incentive for fiscal 2018 was increased from $767,188 to $880,000. Mr. Giamatteo’s annual incentive target was increased from $583,764 to $850,000 in connection with his promotion in June 2018. No adjustment was made to Mr. Berry’s AIP target award. In addition, the annual incentive targets for Messrs. Kulkarni and Hicks were established when they joined the Company during fiscal 2018. In determining the adjustments for Messrs. Young and Giamatteo and the initial annual incentive targets for Messrs. Kulkarni and Hicks, our compensation committee considered, in particular, the competitive market, internal pay equity, and the roles and responsibilities for each position. For fiscal 2018, our named executive officers’ target annual incentive opportunities were as follows:

Named Executive Officer	Target Annual Incentive(1)
Christopher Young	$880,000
Michael Berry	$475,000
John Giamatteo	$850,000
Terry Hicks	$750,000
Ashutosh Kulkarni	$600,000

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(1)

Amounts in this column reflect the full year target annual incentives as of the end of fiscal 2018. The fiscal 2018 annual incentive target for Mr. Giamatteo was prorated to reflect his target opportunities prior to and following his mid-year promotion. The fiscal 2018 annual incentive targets for Messrs. Kulkarni and Hicks were prorated to reflect their partial years of service based on when they commenced employment with the Company in fiscal 2018.

AIP Pool Funding

For fiscal 2018, our compensation committee and board established an AIP pool for all participants in our AIP, including our named executive officers, and the performance metrics and goals for our fiscal 2018 AIP. The initial target funding for this pool was equal to the aggregate amount that would be payable to all AIP participants if each participant received his or her full target annual incentive, subject to achievement of financial metrics, adjustment for new hires, changes in status, and changes in participant compensation as provided in the AIP. For fiscal 2018, the AIP pool was funded based on achievement of an annual gross revenue target and annual adjusted EBITDA target, each weighted 50% in the determination of the AIP funding, calculated on a constant currency basis (i.e., calculated assuming no changes in the currency exchange rates from budgeted currency exchange rates).

Under the AIP design, both the minimum annual gross revenue and annual adjusted EBITDA targets had to be achieved for any portion of the AIP pool to be funded. Our compensation committee selected annual gross revenue and annual adjusted EBITDA as the AIP targets as each measure was viewed as supportive of the Company’s growth imperatives and long-term equityholder value appreciation.

The funding of the AIP pool increases or decreases for achievement above or below the target achievement level, subject to threshold achievement levels of 80% of the annual adjusted EBITDA target and 90% of the annual gross revenue target and a maximum achievement level of 110% of the applicable target, as shown below:

(1)	Calculated for AIP purposes only.
(2)

Annual gross revenue for AIP purposes represents our revenue recognized from contracts with customers before reductions to revenue for returns reserves and consideration to customers, including rebates and marketing development funds.

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Our compensation committee and board, with input from our Chief Executive Officer, may then adjust the aggregate pool funding level based upon a combination of Company performance as well as our board’s evaluation of a variety of subjective and objective Company performance metrics. For fiscal 2018, our compensation committee and our board did not adjust the achievement levels with respect to any goal.

Our fiscal 2018 company performance goals, and our levels of achievement of those goals, were as follows:

Performance Metric	Goal	Fiscal 2018 Actual	Percentage Achieved
Annual Gross Revenue	$2,784,586,289	$2,789,211,793	100.2%
Annual Adjusted EBITDA(1)	$557,334,985	$604,117,666	108.4%
		AIP Pool Funding	121.6%

(1)	Calculated for AIP purposes only.

While these results would have yielded a total pool funding percentage of 122%, our Chief Executive Officer exercised discretion under the terms of the AIP to reallocate a portion of the AIP pool funding to increase our quarterly incentive program for employees below the level of Senior Vice President, which resulted in an effective AIP pool funding level of 119% for our named executive officers.

After the AIP pool has been funded, individual incentives for each of our named executive officers were then determined by applying the overall AIP pool funding percentage to his individual incentive targets, with 50% of the funded amount paid to the named executive officer based on achievement of the financial target described above and the remaining 50% of the funded amount paid to him based on a discretionary assessment of his individual performance relative to predetermined operational and strategic goals. Based on individual performance, a named executive officer was eligible to earn 50% to 150% of the total funded AIP amount.

For our named executive officers, individual goals related to our financial and operational performance, as well as adding new portfolio offerings, building out existing offerings, sales transformation, consumer initiatives, diversifying our business model, business optimization, and integration with our acquisition of Skyhigh in fiscal 2018. These operational and strategic goals were designed to be challenging but achievable with strong management performance.

Following the end of the year, each of our named executive officers assessed his performance against his individual performance goals for the fiscal year. Our Chief Executive Officer then reviewed these self-assessments and the achievement of each named executive officer other than himself and recommended an attainment level for the portion of each named executive officer’s annual incentive tied to individual performance. After reviewing our Chief Executive Officer’s recommendations and these self-assessments, as well as our Chief Executive Officer’s performance and self-assessment, our compensation committee recommended individual performance factors with respect to the portion of the AIP based on individual performance ranging from 95% to 115% of the individual performance target for the named executive officers. Based on our compensation committee’s recommendation, our board approved the following AIP payouts:

Named Executive Officer	Actual Payout ($)(1)
Christopher Young	$1,047,206
Michael Berry	$607,644
John Giamatteo	$858,424
Terry Hicks	$139,377
Ashutosh Kulkarni	$148,668

(1)

The actual payouts for Mr. Giamatteo is prorated to reflect his AIP target opportunities prior to and following his mid-year promotion and, in the case of Messrs. Kulkarni and Hicks, prorated to reflect their mid-year employment commencement dates.

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Long-Term Incentives

Our board believes that members of senior management should hold a personally significant interest in the equity of the Company to align their interests and the interests of our equityholders. As described below, in furtherance of this philosophy, members of senior management were given the opportunity to invest in the Company and the Company established a profits interest program for senior management.

Profits interest programs are common practice in portfolio companies of private equity firms and allow participants to share in increases in the equity value of the Company. Consistent with practices among similarly-situated private equity financed companies, executive officers are generally provided with an initial long-term incentive grant upon hire. This initial grant was generally expected to cover a multi-year period; however, executives may be provided an additional long-term incentive grant upon promotion, to maintain market competitiveness, to reward outstanding performance, or to provide for internal parity among similarly-situated executives at the Company. As a result of these significant grants, long-term incentives are the most heavily weighted component of our executive compensation program for named executive officers. This reflects our focus on aligning executive interests with those of our equityholders, supporting a pay-for-performance philosophy, and encouraging executives to take actions that we believe will grow the value of the Company over time. We also believe that long-term equity awards serve an important retentive function and are essential to attract and retain talented leaders in the competitive market in which we operate.

Investment in the Company

In connection with our separation from Intel, each of our executives who was then employed was permitted to purchase Class A Units of Foundation Technology Worldwide LLC at fair market value (which, at the time, was equal to the price paid by our Sponsors). Following the separation, we had extended a similar investment opportunity to new executives. Accordingly, each of the named executive officers have been given this investment opportunity, with Messrs. Young, Berry, and Giamatteo having made a direct investment in our equity. We believe that offering our named executive officers the opportunity to invest in our Company aligns their interests with the interests of our other equityholders, leads them to act as “employee owners” of our Company and allows them to benefit from increases in value that they helped to create. Because the Class A Units purchased by our named executive officers represent investment of personal funds by the executives, these units are not subject to a vesting requirement or reflected in the executive compensation tables below.

Combined Year 2017—Initial Equity Awards

As noted above, we grant long-term incentives to our named executive officers in the form of equity awards, with larger, up-front equity awards to our executives with long-term vesting schedules. Because of this, we believe awards we made in the combined year 2017 provide important context for understanding our fiscal 2018 equity award practices.

In connection with our separation from Intel, we adopted our 2017 Management Incentive Plan (“2017 Plan”). Our 2017 Plan permits us to grant several types of awards, but our grants to named executive officers have generally been in the form of restricted equity units (“RSUs”) that are generally payable in Class A Units of Foundation Technology Worldwide LLC and management incentive units (“MIUs”) of Foundation Technology Worldwide LLC, which are appreciation-based awards that are intended to be characterized as profits interests for federal income tax purposes. Class A Units and MIUs each represent an equity interest in Foundation Technology Worldwide LLC; however, the MIU grants have what is called a “return threshold” based on the value assigned to a Class A Unit at the time of the MIU grant. Much like a stock option shares in equity appreciation above an exercise price, the MIUs only share in equity appreciation above the return threshold. This places the MIU grants in a secondary position to the Class A Units in that for any event in which the equity is valued and paid out, holders of the MIU grants are paid only if an amount at least equal to the return threshold has first been allocated to the Class A Units. The Class A Units and the MIU grants share equally in valuation amounts, if any, above the return threshold.

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In connection with the separation from Intel which resulted in a forfeiture of unvested Intel stock awards, Company executives, including Messrs. Young and Giamatteo, received cash-based long-term incentive awards in lieu of the forfeited Intel stock awards which had been scheduled to vest during the first year following the separation. Accordingly, during fiscal 2018, Messrs. Young and Giamatteo received a cash payment of $1,709,001 and $657,506, respectively, for these cash-based long-term incentive awards. Additionally, Messrs. Young and Giamatteo elected to receive RSUs in respect of their Intel stock awards which had been scheduled to vest beyond the first year following the separation, which otherwise would have been granted in the form of a cash-based long-term incentive awards. In all cases, the cash awards and RSUs awarded in lieu of forfeited Intel awards were granted with vesting dates matching the same vesting schedule as the forfeited Intel awards they were intended to replace, subject to continued service through the applicable vesting date.

Fiscal 2018 Equity Awards

In fiscal 2018, our compensation committee reviewed the structure and effectiveness of our equity compensation program, taking into account our compensation philosophy, the goals of our executive compensation program, our historic and anticipated burn rate, levels of executive equity ownership and how those levels relate to our peer group. As a private equity-backed company, our equity compensation program is difficult to compare to our public peers because both the timing and form of our equity awards are different than those of our peers.

In assessing the competitiveness of our equity compensation program in fiscal 2018, our compensation committee, with input from Compensia, estimated the four-year value of long-term equity awards granted by our peer companies by position, assuming one larger “new hire” grant (which generally was valued at one and one-half times the value of the annual awards) and annual awards thereafter, and taking into account only the portion of the annual awards that are scheduled to vest during this four-year period. Our compensation committee then compared the value determined by using this methodology to the value of the equity awards held by our executives holding the same or similar positions over this same time period, based on the projected value of our equity awards at the end of the four-year period. Using this methodology, we generally aimed to provide our executives with payouts from their equity awards that would deliver two and a half to three times the value of equity awards granted at the 60th percentile of our custom peer group over a four-year period (“peer group multiple”).

In the combined year 2017, other than the Intel replacement awards discussed above, our grants under our long-term incentive program to our most senior executives were in the form of MIUs. In fiscal 2018, we also reassessed the mix of award types used under our executive compensation program based on analysis provided to our compensation committee by Radford regarding the equity grant practices of our peers. As a result of that analysis, following the fiscal 2018 annual grants, we began providing a mix of MIUs and RSUs to our executive officers, targeting that 75% of target value would be provided by MIUs, with the remaining 25% of the target value provided in the form of RSUs.

In fiscal 2018, we granted equity awards to Messrs. Berry and Giamatteo in the form of additional MIUs to further align their incentive equity ownership with our peer group multiple and to encourage retention. In addition, in connection with his promotion in June 2018, we granted Mr. Giamatteo RSUs and additional MIUs to reflect the competitive market for compensation for his position as well as to recognize Mr. Giamatteo’s increased roles and responsibilities within the Company. In connection with their hires, Messrs. Hicks and Kulkarni were granted MIUs and RSUs. In determining the size and form of these awards, our compensation committee considered the peer data described above, each executive’s targeted position relative to the market and

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our other executives, as well as, for Messrs. Hicks and Kulkarni, their preexisting compensation arrangements and alternative employment opportunities. The equity awards granted to our named executive officers during fiscal 2018 are summarized below:

Named Executive Officer	MIUs	RSUs
Michael Berry (Annual Grant)(1)	73,548	—
John Giamatteo (Annual Grant)(2)	124,110	—
John Giamatteo (Promotion Grant)	114,822	69,140
Terry Hicks (New Hire Grant)	397,457	75,000
Ashutosh Kulkarni (New Hire Grant)	311,341	58,750

(1)	Granted in fiscal 2018 in connection with the fiscal 2019 annual compensation review.
(2)	Granted in fiscal 2018 in connection with the fiscal 2018 annual compensation review.

The awards granted to our named executive officers in fiscal 2018 generally vest 50% based on continued employment over four years and 50% based on achievement of specified investment returns, while the promotion RSU grant to Mr. Giamatteo vests based on his continued employment over three years.

Sign-On and Retention Bonuses

Our compensation committee may elect to award special bonuses as it deems appropriate for recruitment, retention or incentive purposes. Our compensation committee determines the level of the bonuses as well as the specific terms based on its review of the competitive market, including compensation offered by competing employers, as well as compensation to be forfeited by the executive upon joining the Company.

During fiscal 2018, Mr. Giamatteo received a one-time recognition bonus in the amount of $500,000 and became eligible to receive retention bonuses totaling $1,500,000, payable in three $500,000 increments on June 1st in each of 2019, 2020 and 2021 if he remains in continuous service with us through the applicable payment date. In order to reinforce the retentive element of Mr. Giamatteo’s bonuses, Mr. Giamatteo must repay the recognition bonus and/or retention bonuses in the event he resigns or is terminated for cause (or his employment is terminated at a time when it is determined by us that cause exists) within 12 months of the date the applicable bonus was paid. Pursuant to the terms of his employment, Mr. Kulkarni received a sign-on bonus of $1,000,000 in fiscal 2018 and is eligible for retention bonuses totaling $1,800,000, $1,000,000 of which was paid in February 2019, and $800,000 of which is scheduled to be paid in August 2019, subject to his continued employment through August 31, 2019. If Mr. Kulkarni resigns or is terminated for cause (a) prior to August 31, 2019, he must repay 100% of his sign-on and retention bonuses and (b) between September 1, 2019 and October 2020, he must repay 50% of his sign-on and retention bonuses. Pursuant to the terms of his offer letter, Mr. Hicks received a sign-on bonus of $160,000 in fiscal 2018, which is subject to repayment if he resigns or is terminated for cause within 18 months of his start date.

Employee Benefits

We believe that employee benefits are an important part of our culture. We continuously review our benefit offerings with the goal of providing competitive benefits that have our employees and their unique family needs in mind. In addition to standard medical and retirement offerings, we offer on a global basis benefits like tuition reimbursement programs, domestic partner coverage and other family-friendly initiatives. We strive to maintain market competitive employee benefits in order to attract and retain top talent. Our named executive officers are eligible to participate in our broad-based employee benefit plans on the same terms as our other salaried U.S.-based employees, including our 401(k) retirement plan and our health and welfare benefit plans.

Following a review of certain of our employee benefit plan offerings and the competitive market, in fiscal 2018, we adopted a nonqualified deferred compensation plan, the McAfee Nonqualified Deferred Compensation

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Plan (the “NQDC Plan”). The NQDC Plan provides a vehicle for additional deferred compensation with discretionary matching contributions from the Company. We believe that this type of plan is consistent with competitive pay practices and is an important element in attracting and retaining talent in a competitive market. Please see “Nonqualified Deferred Compensation for Fiscal 2018” and accompanying narrative disclosure for further information regarding the NQDC Plan.

Perquisites and Executive Benefits

We offer limited perquisites and executive benefits to our named executive officers, including financial planning services and enhanced business travel benefits. While we generally weight executive compensation heavily toward total direct compensation (and particularly performance-based compensation), we believe the modest costs associated with these perquisites and benefits enhance executive retention.

Employment Arrangements

The Company generally executes an offer of employment before an executive joins the Company and, if applicable, will generally provide an updated offer of employment at the time of promotion. This offer describes the basic terms of the executive’s employment, including his or her start date, starting salary and bonus target. As discussed below, in some cases, the offer letters will include certain severance protections. The terms of the offer and promotion letters are based on competitive market data, including compensation that would be paid by a competing employer or forfeited upon separation from the executive’s prior employer. During fiscal 2018, we entered into a letter agreement with Mr. Giamatteo in connection with his promotion and offer letters with Messrs. Kulkarni and Hicks in connection with their mid-year hires.

Pursuant to the June 2018 promotion letter agreement, Mr. Giamatteo is entitled to an annual base salary of $650,000 and is eligible to earn an annual incentive for each fiscal year under the AIP based upon our financial performance, as well as achievement of specified operational and/or individual goals, with a target of $850,000. As described above, in fiscal 2018, Mr. Giamatteo also received a recognition bonus and a long-term incentive award of MIUs and RSUs pursuant to the terms of his June 2018 letter agreement and he is eligible to sell back a limited portion of his Class A Units at certain times during each of 2019, 2020, and 2021.

Under his offer letter, Mr. Kulkarni is entitled to an annual base salary of $600,000 and is eligible to participate in the AIP with a total annual incentive target opportunity equal to $600,000. As discussed above, in fiscal 2018, Mr. Kulkarni also received a sign-on bonus and a long-term incentive award of MIUs and RSUs in his offer letter. Pursuant to his offer letter, Mr. Kulkarni is also entitled to participate in our retirement and health and welfare plans in accordance with their terms.

Under his offer letter, Mr. Hicks is entitled to an annual base salary of $650,000 and is eligible to participate in the AIP with a total annual incentive target opportunity of $750,000. As discussed above, in fiscal 2018, Mr. Hicks also received a sign-on bonus and a long-term incentive award of MIUs and RSUs in his offer letter. Pursuant to his offer letter, Mr. Hicks is also entitled to participate in our retirement and health and welfare plans in accordance with their terms.

Severance and Change in Control Arrangements

As described in further detail under “Potential Payments Upon Termination or Change in Control for Fiscal 2018” below, we entered into employment or letter agreements with certain of our named executive officers that provide for severance benefits in the event their employment is terminated in certain circumstances and provide change in control benefits related to their equity awards. We believe that reasonable severance and change in control benefits are appropriate in certain circumstances to attract and retain top talent.

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Summary Compensation Table for Fiscal 2018

The following table provides information regarding the compensation earned by our named executive officers for fiscal 2018.

Name and principal position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Non-equity Incentive Plan Compensation ($)(4)	Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(5)	Total ($)
Christopher Young Chief Executive Officer	2018	725,000	—	—	1,047,206	—	25,815	1,798,021

Michael Berry Executive Vice President and Chief Financial Officer	2018	475,000	—	542,851	607,644	—	8,505	1,634,000

John Giamatteo President and Chief Revenue Officer, Enterprise Business Group	2018	575,625	500,000	4,806,293	858,424	—	10,010	6,750,352

Terry Hicks Executive Vice President, Consumer Business Group	2018	103,409	160,000	4,560,708	139,377	—	2,167	4,965,661

Ashutosh Kulkarni Executive Vice President and Chief Product Officer, Enterprise Business Group	2018	122,917	1,000,000	3,572,551	148,669	—	2,986	4,847,123

(1)

Amounts reported in this column reflect the base salaries earned during fiscal 2018. The base salaries for Messrs. Kulkarni and Hicks were prorated to reflect their mid-year employment commencement dates with the Company.

(2)

The amount reported in this column for Mr. Giamatteo represents a one-time recognition bonus paid in connection with his promotion in June 2018. The amounts reported in this column for Messrs. Kulkarni and Hicks represent sign-on bonuses paid in connection with the commencement of their employment with the Company. The recognition and sign-on bonuses are subject to repayment in the event the executive is terminated for cause or resigns during a specified period following payment. Please see the Compensation Discussion and Analysis above for further information regarding these bonuses.

(3)

Amounts reported in this column reflect the aggregate grant date fair value of RSUs and MIUs awarded in fiscal 2018, computed in accordance with FASB ASC Topic 718, Compensation—Stock Compensation and, in the case of the performance-based awards, calculated based on the probable level of achievement of the underlying performance conditions. Because the performance conditions applicable to the performance-based awards included market-based vesting conditions outside of the control of the Company, the grant date fair value of the awards based on the probable level of achievement of the performance conditions was zero under applicable accounting rules. Assuming satisfaction of the underlying performance conditions, the grant date fair value of the fiscal 2018 performance-based awards would be as follows for each of the recipient named executive officers: Mr. Berry, $247,489; Mr. Giamatteo, $804,006; Mr. Hicks, $2,964,571; and Mr. Kulkarni, $2,322,247. Excluded from this table are the cash payments of $1,709,001 and $657,506 received by Messrs. Young and Giamatteo, respectively, in fiscal 2018 with respect to their forfeited Intel awards as such amounts were accounted for under FASB ASC Topic 718 and would be considered fiscal 2017 compensation under SEC executive compensation disclosure rules. See Note 11 to our consolidated financial statements for a discussion of the relevant assumptions used in calculating these amounts.

(4)

Amounts reported in this column represent cash awards paid to the named executive officers under the AIP. In the case of Messrs. Kulkarni and Hicks, their respective fiscal 2018 AIP pay outs were prorated to reflect their mid-year employment commencement dates. Please see the Compensation Discussion and Analysis for further information regarding the AIP.

(5)

The amount reported in this column consists of (i) 401(k) matching contributions for each of the named executive officers, (ii) financial planning services provided to Messrs. Young and Kulkarni during fiscal 2018, (iii) a nominal bonus recognition program award paid to Messrs. Young and Giamatteo, and (iv) tax reimbursements for Messrs. Young, Berry, and Giamatteo of $2,273, $3,005 and $4,310, respectively, associated with executive and spousal attendance at a Company sales event and the bonus recognition program in the case of Messrs. Young and Giamatteo.

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Grants of Plan-Based Awards Table for Fiscal 2018

The following table provides information regarding the possible payouts to our named executive officers in fiscal 2018 under the AIP and the annual equity awards granted in fiscal 2018 to our named executive officers under the 2017 Plan.

		Estimated Possible Payouts Under Non-equity Incentive Plan Awards(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards				All Other Stock Awards: Number of Shares of Stock or Units (#)		Grant Date Fair Value of Stock Awards ($)(2)
Name	Grant date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)		Maximum (#)
Christopher Young	—	440,000	880,000	1,320,000	—	—		—	—		—

Michael Berry	—	137,500	475,000	712,500	—	—		—	—		—
	11/14/2018	—	—	—	—	—		—	36,774	(3)	542,851
	11/14/2018	—	—	—	—	36,774	(5)		—		0

John Giamatteo	—	369,841	739,862	1,109,793	—	—		—	—		—
	3/27/2018	—	—	—	—	—		—	62,055	(3)	944,672
	3/27/2018	—	—	—	—	62,055	(5)	—	—		0
	7/31/2018	—	—	—	—	57,411	(5)	—	—		0
	7/31/2018	—	—	—	—	—		—	57,411	(3)	861,637
	7/31//2018	—	—	—	—	—		—	69,140	(7)	2,999,985

Terry Hicks	—	58,562	117,123	175,685	—	—		—	—		—
	11/14/2018	—	—	—	—	198,729	(5)	—	—		0
	11/14/2018	—	—	—	—	—		—	198,728	(3)	2,933,583
	11/14/2018	—	—	—	—	—		—	37,500	(4)	1,627,125
	11/14/2018	—	—	—	—	37,500	(6)	—	—		0

Ashutosh Kulkarni	—	62,466	124,932	187,398	—	—		—	—		—
	11/14/2018	—	—	—	—	155,671	(5)	—	—		0
	11/14/2018	—	—	—	—	—		—	155,670	(3)	2,297,970
	11/14/2018	—	—	—	—	—		—	29,375	(4)	1,274,581
	11/14/2018	—	—	—	—	29,375	(6)	—	—		0

(1)

These amounts represent threshold, target and maximum cash award levels set in fiscal 2018 under the AIP. The amount actually paid to each named executive officer under the AIP is reported as Non-Equity Incentive Plan Compensation in the “Summary Compensation Table for Fiscal 2018.”

(2)

These amounts represent the grant date fair value of RSUs and MIUs awarded in fiscal 2018, computed in accordance with FASB ASC Topic 718, Compensation—Stock Compensation and, in the case of the performance-based awards, calculated based on the probable level of achievement of the underlying performance conditions. Because the performance conditions applicable to the performance-based awards included market-based vesting conditions outside of the control of the Company, the grant date fair value of the awards based on the probable level of achievement of the performance conditions was zero under applicable accounting rules. Assuming satisfaction of the underlying performance conditions, the grant date fair value of the fiscal 2018 performance-based awards would be as follows for each of the recipient named executive officers: Mr. Berry, $247,489; Mr. Giamatteo, $804,006; Mr. Hicks, $2,964,571; and Mr. Kulkarni, $2,322,247. See Note 11 to our consolidated financial statements for a discussion of the relevant assumptions used in calculating these amounts.

(3)

These amounts represent time-based MIUs, which vest 6.25% per quarter beginning on the last day of the first quarter following the grant date provided that the named executive officer has remained continuously employed by the Company through each vesting date, unless they meet certain requirements for accelerated vesting (see “—Potential Payments Upon Termination or Change in Control for Fiscal 2018” narrative for a description of these requirements).

(4)

These amounts represent time-based RSUs, which vest 6.25% per quarter beginning on the last day of the first quarter following the grant date provided that the named executive officer has remained continuously employed by the Company through each vesting date, unless they meet certain requirements for accelerated vesting (see “—Potential Payments Upon Termination or Change in Control for Fiscal 2018” narrative for a description of these requirements).

(5)

These amounts represent performance-based MIUs, which vest 100% upon TPG receiving a specified investment return, provided that the named executive officer has remained continuously employed by the Company through the vesting date.

(6)

These amounts represent performance-based RSUs, which vest 100% upon TPG receiving a specified investment return, provided that the named executive officer has remained continuously employed by the Company through the vesting date.

(7)

This amount represents time-based RSUs granted in connection with Mr. Giamatteo’s promotion. They vest 8.33% per quarter over the three-year period following the grant date provided that Mr. Giamatteo has remained continuously employed by the Company through each vesting date, unless he meets certain requirements for accelerated vesting (see “—Potential Payments Upon Termination or Change in Control for Fiscal 2018” narrative for a description of these requirements).

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Outstanding Equity Awards at Fiscal Year-End for Fiscal 2018

The following table summarizes unvested stock awards held by each named executive officer on December 29, 2018.

		Stock Awards
Name	Grant Date	Number of Units That Have Not Vested (#)		Market Value of Units That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Units that Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Units that Have Not Vested ($)(1)
Christopher Young	6/1/2017	398,125	(2)	14,567,394	455,000	(3)	16,648,450
	6/1/2017	96,343	(4)	4,258,361

Michael Berry	6/1/2017	78,438	(2)	2,870,046	125,500	(3)	4,592,045
	11/14/2018	36,774	(2)	29,787	36,774	(5)	29,787

John Giamatteo	6/1/2017	65,188	(2)	2,385,229	74,500	(3)	2,725,955
	6/1/2017	54,596	(4)	2,413,143
	3/27/2018	50,420	(2)	40,840	62,055	(5)	50,265
	7/31/2018	53,823	(2)	43,597	57,411	(5)	46,503
	7/31/2018	63,378	(6)	2,801,322

Terry Hicks	11/14/2018	198,728	(2)	160,970	198,729	(5)	160,970
	11/14/2018	37,500	(8)	1,657,500	37,500	(7)	1,657,500

Ashutosh Kulkarni	11/14/2018	155,670	(2)	126,093	155,671	(5)	126,094
	11/14/2018	29,375	(8)	1,298,375	29,375	(7)	1,298,375

(1)

Because the Company was not publicly traded during fiscal 2018, there is no ascertainable public market value for these units. The market value reported in this table is based upon our board’s determination of the fair market value of the Company’s equity, taking into account an independent valuation analysis performed in March 2019, the closest valuation date to fiscal year-end.

(2)

Represents time-based MIUs, which vest 6.25% per quarter beginning on the last day of the first quarter following the grant date provided that the named executive officer has remained continuously employed by the Company through each vesting date, unless they meet certain requirements for accelerated vesting upon a termination or change in control.

(3)

Represents performance-based MIUs, which vest 50% upon TPG receiving specified investment returns, provided that the named executive officer has remained continuously employed by the Company through each vesting date.

(4)	Represents time-based RSUs that subsequently vested between January 25, 2019 and February 25, 2019.
(5)

Represents performance-based MIUs, which vest 100% upon TPG receiving a specified investment return, provided that the named executive officer has remained continuously employed by the Company through the vesting date.

(6)

Represents time-based RSUs, which vest 8.33% per quarter over the three-year period following the grant date provided that Mr. Giamatteo has remained continuously employed by the Company through each vesting date, unless he meets certain requirements for accelerated vesting.

(7)

Represents performance-based RSUs, which vest 100% upon TPG receiving a specified investment return, provided that the named executive officer has remained continuously employed by the Company through the vesting date.

(8)

Represents time-based RSUs, which vest 6.25% per quarter beginning on the last day of the first quarter following the grant date provided that the named executive officer has remained continuously employed by the Company through each vesting date, unless they meet certain requirements for accelerated vesting upon a termination or change in control.

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Units Vested in Fiscal 2018

The following table summarizes the number and market value of equity awards held by each named executive officer that vested during fiscal 2018.

	Unit Awards
Name	Number of Units Acquired on Vesting(1) (#)	Value Realized on Vesting(2) ($)
Christopher Young	70,499	3,239,017
Michael Berry	31,375	1,117,107
John Giamatteo	37,562	1,166,966
Terry Hicks	—	—
Ashutosh Kulkarni	—	—

(1)

Amounts reported in this column represent the number of the named executive officer’s Class A Units and MIUs that vested during fiscal 2018. These Class A Units and MIUs remain subject to transfer restrictions pursuant to the terms of the underlying agreements.

(2)

Because the Company was not publicly traded during fiscal 2018, there is no ascertainable public market value for these units. The market value reported in this table is based upon our board’s determination of the fair market value of the Company’s equity, taking into account the most recent independent valuation analysis performed prior to each respective vesting date.

Pension Benefits for Fiscal 2018

None of our named executive officers participated in or was entitled to receive benefits under a defined benefit pension plan in fiscal 2018.

Nonqualified Deferred Compensation for Fiscal 2018

The following table provides information regarding compensation that has been deferred by our named executive officers pursuant to the terms of the NQDC Plan.

Name	Executive Contributions in Fiscal 2018($)		Registrant Contributions in Fiscal 2018($)	Aggregate Earnings in Fiscal 2018($)		Aggregate Withdrawals/ Distributions($)	Aggregate Balance at 2018 FYE($)
Christopher Young	523,603	(1)	—	—	(1)	—	523,603
Michael Berry	—		—	—		—	—
John Giamatteo	—		—	—		—	—
Terry Hicks	—		—	—		—	—
Ashutosh Kulkarni	—		—	—		—	—

(1)

With respect to fiscal 2018, Mr. Young elected to contribute 50% of his fiscal 2018 AIP payout, which is also included in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table for Fiscal 2018.” The amount reported represents the portion of Mr. Young’s fiscal 2018 bonus that was credited to Mr. Young’s NQDC Plan account in early fiscal 2019. Because Mr. Young’s fiscal 2018 bonus payment was credited during fiscal 2019, Mr. Young did not accrue any earnings under the NQDC Plan during fiscal 2018.

We maintain the NQDC Plan, for certain of our employees, including each of our named executive officers. Under the NQDC Plan, participants may defer up to 50% of their compensation, as defined in the Company’s 401(k) plan, and incentive bonuses other than retention, relocation and sign-on bonuses. The NQDC also provides the Company with discretion to make matching and discretionary contributions into the NQDC Plan.

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Participants may specify the timing of the payment of their accounts by choosing either a specified payment date or electing payment upon separation from service, and in either case, may elect to receive their accounts in a lump sum or in annual installments over a period of up to ten years, with accelerated payouts in the event of death or disability of the participant. Participants are generally permitted to choose from among the mutual funds available for investment under the 401(k) plan for purposes of determining the imputed earnings, gains, and losses applicable to their NQDC Plan accounts.

Potential Payments Upon Termination or Change in Control for Fiscal 2018

Certain of our named executive officers are entitled to receive certain benefits upon a qualifying termination of employment and upon certain change in control transactions, as described below.

Agreements with Executives

Employment Agreement with Mr. Young

Under the terms of Mr. Young’s employment agreement, if we terminate Mr. Young’s employment without cause (as defined in the employment agreement) or if Mr. Young resigns for good reason (as defined in the employment agreement), Mr. Young is entitled to: (i) severance in an amount equal to the sum of one year of his base salary and target annual incentive (payable in substantially equal installments over the 12-month period following the termination of his employment); (ii) his annual incentive based on actual performance for the year in which the termination occurs, pro-rated based on the number of days he was employed by us during such year; (iii) if Mr. Young elects coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), receive a monthly taxable subsidy to participate in the Company’s medical, dental and vision plans equal to the employer-paid portion for active employees who elect the same type of coverage for the earlier of 12 months or the time at which he becomes eligible for health coverage from another employer; and (iv) accelerated vesting of all cash awards and RSUs granted pursuant to his employment agreement, with the RSUs settled in the form of a lump sum cash payment equal to the lesser of (i) the sum of (a) the fair market value of the unvested Intel restricted stock units and unvested Intel outperformance share units (with performance determined in accordance with the subscription agreement with Intel) and (b) the spread value of the unvested Intel stock options, in each case, for which they were substituted and determined as of the closing of the transactions contemplated by the subscription agreement with Intel and (ii) the fair market value of the RSUs at the time of termination of his employment. Mr. Young will also be entitled to any earned but unpaid base salary through the date of termination, unreimbursed business expenses, earned but unpaid annual incentive relating to the year preceding the year in which the termination occurred, any earned and unused vacation (to the extent required by applicable law), and employee benefits, if any, to which Mr. Young, Mr. Young’s estate or his dependents may be entitled under the employee benefit plans or programs of the Company (the “Accrued Rights”).

Upon a resignation without good reason, or a termination of employment due to Mr. Young’s death or disability, he will be entitled only to the Accrued Rights. Upon a termination for cause, Mr. Young will be entitled only to the Accrued Rights, with the exception of any unpaid annual incentive for the prior year.

It is a condition to Mr. Young’s receipt of the severance payments described above (other than the Accrued Rights) that he timely execute and deliver (without revoking) a release of all claims against us and that he continue to comply with the limited liability company agreement of Foundation Technology Worldwide LLC, the 2017 Plan, the award agreements governing the awards granted under the 2017 Plan, and the employment agreement, the latter of which includes, a covenant not to compete with us or to solicit our clients or employees during and, subject to certain limitations, for 12 months following his employment with us, as well as a perpetual confidentiality covenant.

Offer Letter with Mr. Berry

Under the terms of his offer letter, if we terminate Mr. Berry’s employment without cause (as defined in the offer letter) or if Mr. Berry resigns for good reason (as defined in the offer letter), Mr. Berry is entitled to (i) an

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amount equal to the sum of one year of his base salary and target annual incentive, (ii) a payment equal to the employer contribution rate in effect for Mr. Berry and his eligible dependents to continue healthcare coverage under COBRA for one year, and (iii) if we terminate Mr. Berry’s employment without cause prior to the payment of any annual incentive relating to any prior fiscal year or during the fourth quarter of any fiscal year, an annual incentive based on actual performance and prorated based on the number of days employed that fiscal year, with such severance payable as salary continuation following the termination of his employment.

It is a condition to Mr. Berry’s receipt of the severance payment described above that he timely execute a release of claims against us and that he comply with certain restrictive covenants set forth in his restrictive covenant agreement attached as an addendum to the offer letter, including a covenant not to compete with us or to solicit our clients or employees during and, subject to certain limitations, for 12 months following his employment with us and covenants relating to confidentiality and non-disparagement.

Mr. Berry’s offer letter also included a special change in control bonus in the event a change in control occurred prior to July 1, 2019. This bonus ranged from $3.5 million to $2.0 million, with the amount of the bonus determined based on a specified investment return for TPG. The change in control bonus was payable within 30 days following the consummation of the change in control, subject to Mr. Berry’s continuous employment through the date of the change in control. Under the terms of the bonus arrangement, if Mr. Berry’s employment was terminated by us without cause within 90 days prior to a change in control, Mr. Berry would remain eligible for such bonus. As of July 1, 2019, Mr. Berry is no longer entitled to this bonus.

Promotion Letter Agreement with Mr. Giamatteo

Under the terms of his promotion letter agreement, if we terminate Mr. Giamatteo’s employment without cause (as defined in the offer letter), Mr. Giamatteo is entitled to severance in the form of: (i) one year of base salary; (ii) his target annual incentive; (iii) a payment equal to the employer contribution rate in effect for similarly-situated active employees for Mr. Giamatteo and his eligible dependents to continue healthcare coverage under COBRA for one year following his termination; (iv) any remaining unpaid portion of his retention bonuses described in his offer letter; and (v) a cash amount equal to the fair market value of any unvested RSUs subject to the award in the offer letter. Such amounts will be paid as salary continuation over the one-year period following termination in accordance with our regular payroll schedule. It is a condition to Mr. Giamatteo’s receipt of the severance payment described above that he timely execute (without revoking) a release of claims against us. If Mr. Giamatteo is terminated without cause (as defined in the award agreement underlying his MIU grant) within two years following a change in control, all MIUs granted pursuant to his June 2018 letter agreement that are subject to time-based vesting are automatically vested in full as of immediately prior to such termination of employment.

Offer Letters with Messrs. Kulkarni and Hicks

Under the terms of the offer letters with Messrs. Kulkarni and Hicks, if we terminate the executive without cause or he resigns for good reason, in either case, within two years following a change in control, all of his time-vesting awards would accelerate in full.

Acceleration of Equity-Based Awards in Connection with a Change in Control

All of our named executive officers hold unvested MIUs and, with the exception of Mr. Berry, unvested RSUs that are subject to certain time-based and/or performance based vesting conditions. Generally, the award agreements evidencing time-based MIU and RSU awards provide that if the executive’s employment with us is terminated without cause or for good reason (each, as defined in the underlying award agreement) within the two-year period following a change in control (as such term is defined in our 2017 Plan and described below), all outstanding MIUs and RSUs subject to time-based vesting will automatically become vested in full as of immediately prior to such termination of employment, except that with respect to Messrs. Young and Berry,

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certain outstanding MIUs and RSUs subject to time-based vesting are automatically vested in full as of immediately prior to the consummation of the change in control. As described above, Mr. Giamatteo’s June 2018 letter agreement also provides for accelerated vesting of MIUs subject to time-based vesting that were granted pursuant to that letter agreement in connection with a termination of his employment without cause within two years following a change in control. Unvested MIUs and RSUs subject to performance-based vesting will only vest to the extent the applicable performance vesting criteria set forth in the underlying award agreement evidencing such MIU or RSU is satisfied upon such change in control.

The amounts payable by us to each of the named executive officers, assuming that each individual’s employment had terminated on December 29, 2018, are as follows:

Potential Payments Upon a Qualifying Termination of Employment(1)

Name	Severance Payment ($)(2)	Prorated Annual Incentive Award ($) (3)	Retention Bonuses ($)(4)	Value of Accelerated Equity Awards ($)(5)	Welfare Benefits ($)(6)	Aggregate Payments ($)
Christopher Young	1,605,000	1,047,206	—	4,258,361	36,502	6,947,069
Michael Berry	950,000	607,644	—	—	15,878	1,573,522
John Giamatteo	1,500,000	—	1,500,000	2,801,322	24,108	5,825,430
Terry Hicks	—	—	—	—	—	—
Ashutosh Kulkarni	—	—	—	—	—	—

(1)

A qualifying termination means, for Messrs. Young, Berry, and Giamatteo, termination of the named executive officer’s employment by the Company without cause, or, for Messrs. Young and Berry only, by the named executive officer for good reason.

(2)	Amounts reported in this column represent the sum of the named executive officer’s base salary and the named executive officer’s target annual incentive.
(3)

Under the terms of their offer letters, Messrs. Young and Berry are entitled to a prorated incentive payout for the year of termination based on actual performance. The amounts reported in this column represent the fiscal 2018 annual incentive award, which is also reported in the “Summary Compensation Table for Fiscal 2018” as 2018 compensation. Mr. Young is also entitled to this amount upon a termination without good reason or due to death or disability.

(4)	Pursuant to Mr. Giamatteo’s promotion letter, he is entitled to the unpaid portion of his retention bonus in the event he is terminated without cause by the Company.
(5)

Amounts reported in this column represent the value of the accelerated vesting of certain of the named executive officer’s time-based RSUs. Because the Company was not publicly traded during fiscal 2018, there is no ascertainable public market value for these units. The market value reported in this table is based upon our board’s determination of the fair market value of the Company’s equity, taking into account a valuation analysis performed in March 2019, the closest valuation date to fiscal year-end.

(6)

Amounts reported in this column represent the estimated value of continued welfare benefits that the indicated named executive officers would be entitled to receive upon a qualifying termination of employment.

Potential Payments Upon a Change in Control or a Qualifying Termination of Employment in Connection with a Change in Control(1)

The amounts payable by us to each of the named executive officers, assuming that each individual’s employment had terminated and/or a change in control of the Company had occurred on December 29, 2018, are as set forth below. Except where noted below that the payment would be made regardless of a termination of

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employment, these amounts are payable in connection with a qualifying termination of employment and would be in addition to the amounts in the table directly above.

Name	Bonus ($)(2)	Value of Accelerated Equity Awards ($)(3)	Aggregate Payments ($)
Christopher Young(4)	—	14,567,394	14,567,394
Michael Berry(4)	2,000,000	2,899,833	4,899,833
John Giamatteo	—	4,882,809	4,882,809
Terry Hicks	—	1,818,470	1,818,470
Ashutosh Kulkarni	—	1,424,468	1,424,468

(1)

Except in the case of Mr. Berry’s change in control bonus, a qualifying termination means termination of the named executive officer’s employment by the Company without cause or by the named executive officer for good reason, in either case, within the two-year period following a change in control. Messrs. Young, Berry and Giamatteo are also entitled to additional payments if they are terminated without cause or, in the case of Messrs. Young and Berry, resign for good reason, whether or not such termination is following a change in control. These payments are reflected in the previous table.

(2)

As noted above, Mr. Berry was eligible for a change in control bonus if a change in control occurred prior to July 1, 2019, with the amount of bonus ranging from $3.5 million to $2.0 million, depending on a specified investment return. The amount reported above is the estimated bonus that would have been payable upon a change in control as of December 29, 2018, regardless of whether his employment had terminated. Mr. Berry was also eligible to receive this bonus in the event his employment was terminated by us without cause within 90 days prior to a change in control. The amount reported in this column assumes that a change in control occurred as of December 29, 2018 and that was less than the specified return required for Mr. Berry’s performance-based equity awards to vest. As of July 1, 2019, Mr. Berry is no longer entitled to this bonus.

(3)

Amounts reported in this column represent the value of the accelerated vesting of the named executive officer’s time-based RSUs and/or MIUs. Because the Company was not publicly traded during fiscal 2018, there is no ascertainable public market value for these units. The market value reported in this table is based upon our board’s determination of the fair market value of total Company equity, taking into account a valuation analysis performed in March 2019, the closest valuation date to fiscal year-end.

(4)

Upon a change in control, regardless of whether his employment had terminated, certain outstanding MIUs held by Mr. Berry and all MIUs and RSUs held by Mr. Young that are subject to time-based vesting are automatically vested in full as of immediately prior to the consummation of the change in control. If a change in control occurred as of December 29, 2018, the value of the accelerated vesting of such MIUs and RSUs would equal $18,825,755 for Mr. Young and $2,870,046 for Mr. Berry.

2017 Plan

Our 2017 Plan provides for the grant of MIUs, Management Equity Participation Units (“MEPUs”), restricted Class A Units, RSUs, and other cash- and equity-based awards to our key employees, partners, officers, directors, consultants and advisors. Our 2017 Plan is administered by our board of directors (or its delegate), which has discretionary authority to, among other things, prescribe such forms, rules, and procedures relating to the 2017 Plan and awards granted thereunder, as it deems advisable. The terms of awards granted under our 2017 Plan regarding vesting, the effect of a termination of employment, distribution thresholds (if applicable), and settlement of awards (if applicable) are set forth in the underlying award agreements.

Under the 2017 Plan, a maximum of 6,901,000 MIUs and MEPUs, collectively, and 3,051,417 RSUs and restricted Class A Units, collectively, are available for grant. As of                     ,                     MIUs and MEPUs were issued and outstanding, and                     RSUs were issued and outstanding.

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In the event of any unit split, unit dividend, combination of units, recapitalization or other similar change in our capital structure that constitutes an equity restructuring within the meaning of FASB ASC Topic 718 (or any successor provision), the number and kind of securities and MEPUs subject to awards then outstanding, or subsequently granted under the 2017 Plan, any MIU return threshold applicable to a MIU grant, or any other provisions of outstanding awards determined by the board (or its delegate) to be affected by such change will be equitably adjusted in a manner determined by our board of directors (or its delegate).

In the event of a covered transaction (which generally includes any transaction in which (i) one or more classes of securities issued by us are converted into, or exchanged for, securities in another form issued by us, any of our direct or indirect subsidiaries, a newly formed parent or affiliated persons, (ii) we merge or otherwise combine with one or more our affiliates with us surviving any such merger or combination, or (iii) any other transaction our board of directors (or its delegate) determines to be a covered transaction), outstanding awards shall be subject to the agreement or arrangement governing the terms of the covered transaction, which may include (but is not limited to) assumption or substitution of awards for similar awards by an acquiring or surviving entity, cash-out of awards or the termination of unvested awards, provided, however, if unvested awards are to be terminated without payment in connection with a covered transaction that does not constitute a change in control under the terms of our 2017 Plan (which includes any transaction or series of transactions in which (i) Manta Holdings, L.P. and its affiliates and Intel Americas, Inc. and any of their subsidiaries and affiliates sell (A) more than 60% of their aggregate interests to an unrelated third party who is a financial buyer (and do not directly or indirectly hold 40% or more of the acquiring person after the transaction) or (B) more than 50% of their aggregate interests to an unrelated third party who is a strategic buyer, or (ii) there is a sale or exclusive license of substantially all of our assets to an unrelated third party), 100% of all such awards generally will immediately vest as of the date preceding such covered transaction event that constitutes a change in control unless such unvested awards are assumed or substituted in such transaction.

Our board of directors (or its delegate) may amend, modify or terminate any outstanding award and may amend, suspend or terminate our 2017 Plan or any portion thereof at any time, subject to a participant’s consent if such action materially and adversely affects the participant.

The foregoing summary is not a complete description of all of the terms of our 2017 Plan and is qualified in its entirety by reference to our 2017 Plan, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

New Compensation Plans

2019 Plan

In connection with this offering, we intend to adopt the 2019 Omnibus Incentive Plan (“2019 Plan”), the expected terms are as follows:

The 2019 Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, or RSUs, other stock-based awards, and performance awards. The number of shares of our Class A common stock that may be issued under the 2019 Plan is                    .

Our employees, officers, directors, consultants, and advisors are eligible to receive awards under the 2019 Plan. Incentive share options, however, may be granted only to our employees.

Pursuant to the terms of the 2019 Plan, our board of directors (or a committee delegated by our board of directors) administers the plan. Any references to the board of directors in our description of the expected terms of our 2019 Plan should be read as referring either to our board of directors or its delegate. Subject to any limitations in the plan, our board of directors will select the recipients of awards and determine:

•	the number of our shares covered by options and the dates upon which the options become exercisable;

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•	the type of options to be granted;

•	the duration of options, which may not be in excess of ten years;

•	the exercise price of options, which must be at least equal to the fair market value of our shares on the date of grant; and

•

the number of our shares subject to and the terms of any stock appreciation rights, restricted stock awards, restricted stock units, other stock-based awards or performance awards and the terms and conditions of such awards, including conditions for repurchase, issue price, and repurchase price (though the measurement price of stock appreciation rights must be at least equal to the fair market value of our shares on the date of grant and the duration of such awards may not be in excess of ten years).

Our board of directors may delegate authority to an executive officer to grant awards under the 2019 Plan to employees other than executive officers, subject to the terms of the 2019 Plan and applicable law.

Effect of certain changes in capitalization. Upon a change to our shares without the receipt of consideration by us, such as through a stock split, stock dividend, extraordinary distribution, recapitalization, combination of shares, exchange of shares, or other similar transaction constituting an equity restructuring under applicable accounting rules, appropriate adjustments (as determined by our board of directors in good faith) will be made in the number, class, price of shares subject to each outstanding award, the numerical share limits contained in the plan, and any other terms of the 2019 Plan or awards issued thereunder affected by such a transaction.

Effect of certain corporate transactions. Except as otherwise specified in an award agreement, our board of directors may determine the effect of a change in control (as defined in our 2019 Plan) on then-outstanding awards in its discretion, including, without limitation, whether some or all outstanding options and stock appreciation rights will become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding restricted stock awards and restricted stock unit awards will lapse in full or in part, and whether the performance measures applicable to some or all outstanding awards will be deemed to be satisfied. Our board of directors may further require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, or other award types be substituted for some or all of our shares subject to an outstanding award and that any outstanding awards in whole or in part, vested or unvested, be surrendered to us by the holder, to be immediately cancelled by us, in exchange for a cash payment, shares of capital stock of the corporation resulting from or succeeding us or other property or rights or a combination of the foregoing.

Our board of directors does not need to take the same action with respect to all awards, all awards held by a participant or all awards of the same type.

At any time, our board of directors may, in its sole discretion, provide that any award under the 2019 Plan will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part as the case may be.

No award may be granted under the 2019 Plan on or after the date that is ten years following the effectiveness of the 2019 Plan. Our board of directors may amend, suspend or terminate the 2019 Plan at any time, except that stockholder approval may be required to comply with applicable law or stock exchange or similar requirements.

Transferability of Awards. The 2019 Plan does not allow awards to be transferred other than by will or the laws of inheritance following the participant’s death, and options may be exercised, during the lifetime of the participant, only by the participant. However, an award agreement may permit a participant to assign an award to a family member by gift or pursuant to a domestic relations order, or to a trust, family limited partnership, or similar entity established for one of the participant’s family members. A participant may also designate a beneficiary who will receive outstanding awards upon the participant’s death.

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Employee Stock Purchase Plan

In connection with this offering, we expect to adopt the ESPP with expected terms as follows:

Authorized shares. A total of              shares will be available for sale under our ESPP.

Plan administration. Our board of directors (or a committee appointed by our board of directors) will administer our ESPP and have full authority to interpret the terms of our ESPP and determine eligibility to participate, subject to the conditions of our ESPP, as described below. We expect our compensation committee to administer our ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under the ESPP, to designate our subsidiaries as participating in the ESPP, to determine eligibility, to adjudicate all disputed claims filed under the ESPP, and to establish procedures that it deems necessary or advisable for the administration of the ESPP.

Eligibility. Generally, all of our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date for all options granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, and (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.

However, an employee may not be granted rights to purchase our shares under our ESPP if such employee:

•	immediately after the grant would own shares possessing 5% or more of the total combined voting power or value of all classes of our share capital; or

•	holds rights to purchase shares under all of our employee share purchase plans that accrue at a rate that exceeds $25,000 worth of our shares for each calendar year.

The administrator may modify the foregoing limitations or provide for additional limitations or restrictions on eligibility to the extent offerings are made under the component of the plan that is not intended to be tax-qualified under Section 423 of the Code.

Offering periods; purchase periods. Our ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our ESPP. No offerings have been authorized to date by our board of directors under the ESPP. However, if any such offerings are so authorized in the future, we anticipate that for at least some period following our initial public offering that such ESPP offerings would be made under the non-qualified component of the plan. If our board of directors authorizes an offering period under the ESPP, our board of directors is authorized to establish the duration of offering periods and purchase periods, including the starting and ending dates of offering periods and purchase periods, provided that no offering period under the Section 423 of the Code component may have a duration exceeding 27 months.

Contributions. Our ESPP permits participants to purchase our shares through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to 15% of their eligible compensation. A participant may purchase a maximum of              shares during a purchase period.

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Exercise of purchase right. If our board of directors authorizes an offering and purchase period under the ESPP, amounts contributed and accumulated by the participant during any offering period will be used to purchase our shares at the end of each purchase period established by our board of directors. Unless otherwise determined by the administrator, the purchase price of the shares will be     % of the lower of the fair market value of our shares on the first trading day of each offering period or on the exercise date. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase our shares. Participation ends automatically upon termination of employment with us.

Merger or change in control. Our ESPP provides that in the event of a merger, change in control, or similar transaction, as defined under our ESPP, unless otherwise provided by the administrator in its sole discretion, the ESPP will continue with regard to offering periods that commenced prior to the closing of the proposed transaction and shares will be purchased based on the fair market value of the surviving corporation’s stock on each purchase date. The administrator may, in the exercise of its sole discretion in such instances, declare that the ESPP will terminate as of a date fixed by the administrator and give each participant the right to purchase shares under the ESPP prior to such termination or return amounts accumulated under the ESPP prior to such termination date.

Amendment; termination. The administrator has the authority to amend, suspend, or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase our shares under our ESPP. Our ESPP automatically will terminate in 2029, unless we terminate it sooner.

Director Compensation for Fiscal 2018

The following table shows information regarding the compensation earned by our non-employee directors during our fiscal 2018.

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	All Other Compensation ($)	Total ($)
Sohaib Abbasi	9,452	200,000	—	209,452
Seth Boro	—	—	—	—
Mary Cranston	9,452	200,000	—	209,452
Tim Millikin	—	—	—	—
Jon Winkelried	—	—	—	—

(1)	Non-employee directors employed by our Sponsors or Intel do not receive compensation for their services on our board.
(2)

Under our non-employee director compensation program, non-employee directors receive cash fees of $18,750 per quarter, payable in arrears. The amounts reported in this column reflect the pro-rata portion of the director fees earned during fiscal 2018. Mr. Abbasi elected to receive his annual cash retainer in the form of RSUs. The number of shares subject to Mr. Abbasi’s quarterly RSU-in-lieu-of-cash award is determined based upon the most recent board determination of the fair market value of total Company equity, taking into account a valuation analysis most recently performed prior to each quarterly payment. The director fees earned by Mr. Abbasi during fiscal 2018 resulted in the vesting of approximately 218 RSUs.

(3)

These amounts represent the grant date fair value associated with the grant of RSUs, as computed in accordance with FASB ASC Topic 718. See Note 11 to our consolidated financial statements for a discussion of the relevant assumptions used in calculating these amounts. As of December 29, 2018, each of Mr. Abbasi and Ms. Cranston had outstanding RSUs with respect to 4,610 shares, and Mr. Abbasi had rights to receive an additional 218 RSUs in lieu of his cash retainer as described in footnote (1) above.

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Non-Employee Director Compensation Program

Under our current non-employee director compensation program, each non-employee director who is not employed by our Sponsors or Intel is eligible to receive an annual cash retainer of $75,000 or, at the election of such non-employee director, a number of RSUs that have a reasonably equivalent value and are paid out at a reasonably equivalent time as the annual retainer in lieu of the cash payment (determined based upon the fair market value of Class A Units at each quarterly vesting date).

Each non-employee director who is not employed by our Sponsor or Intel also receives an annual grant of RSUs with a value of $200,000, with the actual number of RSUs granted determined by the fair market value of Class A Units at the time of grant. These RSUs vest 50% on the first anniversary of the grant date and 12.5% each quarter thereafter, subject to continued service on each such vesting date. The RSUs become fully vested upon a change in control event. Eligible non-employee directors are also provided with the opportunity to purchase Class A Units based upon the fair market value at the time of purchase, up to a mutually agreed upon amount.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2016 and each currently proposed transaction in which:

•	Greenseer Holdings Corp., Foundation Technology Worldwide LLC, or any of our respective subsidiaries have been or will be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock, or their affiliates, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Related Party Agreements in Effect Prior to this Offering

Management Services Agreement

On April 3, 2017, Foundation Technology Worldwide LLC and certain of its subsidiaries entered into a Management Services Agreement with our Sponsors and Intel, pursuant to which certain affiliates of our Sponsors and Intel (the “Managers”) provide certain management, advisory, consulting, strategic planning, and/or specialized (operational or otherwise) services to the Company. In exchange for these services, the Company is required to pay to the Managers (or their respective designees) an aggregate annual retainer fee equal to $7,500,000, until December 31, 2027. Such annual fee is paid on a quarterly basis in arrears on the 90th day following the end of the applicable quarter. Payments will be made to the Managers on a pro rata basis in accordance with the Managers’ direct or indirect equity ownership of Foundation Technology Worldwide LLC. Under the Management Services Agreement, the Company must also reimburse the Managers for all reasonable and documented out-of-pocket expenses incurred by the Managers or their designees in connection to the services provided by the Managers or their respective designees under the Management Services Agreement, all reasonable and documented out-of-pocket legal expenses incurred by the Managers or their respective designees in connection with the enforcement of rights or taking of actions under the Management Services Agreement, the Subscription Agreement, and related documents or instruments, and all reasonable and documented out-of-pocket expenses incurred by the Managers, their respective affiliates or their respective designees on behalf of the Company. For the combined year 2017 and fiscal 2018, we paid a total of $7.6 million and $11.8 million, respectively, to the Managers under the Manager Services Agreement. In addition, we agreed to indemnify the Managers and certain persons affiliated with the Managers from and against any and all actions, causes of action, suits, claims, liabilities, losses, damages and costs, and reasonable out-of-pocket expenses in connection therewith (including, without limitation, attorneys’ fees and expenses) incurred by the Managers and such affiliated persons before or after the date of the Management Services Agreement arising out of any action, cause of action, suit, arbitration, investigation, or claim (whether involving the Company or a third party), or in any way arising out of or relating to operations of, or services provided by any of the Managers or their respective designees to, the Company or its affiliates.

In connection with the completion of this offering, the Management Services Agreement will be terminated, and we will pay a one-time termination fee of $         to the Managers in accordance with the terms of the agreement.

Repurchase of LLC Units

In June 2019, we repurchased 28,926 Class A Units held by John Giamatteo, our President and Chief Revenue Officer, Enterprise Business Group, upon the exercise of a put right included in his promotion agreement at a per unit purchase price of $34.57, for an aggregate repurchase price of $999,971.82.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

In December 2018, we repurchased 62,682 Class A Units and 31,250 MIUs held by our former Executive Vice President and Chief Legal Officer upon termination of her employment at a per unit purchase price of $43.39 and $35.78, respectively, for an aggregate repurchase price of $3,837,896.98.

Agreements to be Entered in Connection with the Reorganization Transactions and this Offering

Amended and Restated Limited Liability Company Agreement of Foundation Technology Worldwide LLC

In connection with the Reorganization Transactions, the existing limited liability company agreement of Foundation Technology Worldwide LLC will be amended and restated. As a result of the recapitalization transactions and this offering, we will hold (directly or indirectly) LLC Units in Foundation Technology Worldwide LLC and will be the sole managing member of Foundation Technology Worldwide LLC. Accordingly, we will operate and control all of the business and affairs of Foundation Technology Worldwide LLC and, through Foundation Technology Worldwide LLC and its operating subsidiaries, conduct our business.

Exchange Agreement

In connection with this offering, we and the Continuing LLC Owners will enter into an exchange agreement under which they (or certain permitted transferees) will have the right, from time to time and subject to the terms of the exchange agreement, to exchange their LLC Units, together with a corresponding number of shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications, and other similar transactions.

Tax Receivable Agreement

Pursuant to the exchange agreement described above, from time to time we may be required to acquire LLC Units of Foundation Technology Worldwide LLC from the holders thereof in exchange for shares of our Class A common stock. An exchange of LLC Units is intended to be treated as a purchase of such LLC Units for U.S. federal income tax purposes. Foundation Technology Worldwide LLC intends to have an election under Section 754 of the Code in effect for taxable years in which such sales of LLC Units occur. Pursuant to the Section 754 election, sales of LLC Units are expected to result in an increase in the tax basis of tangible and intangible assets of Foundation Technology Worldwide LLC and certain of its subsidiaries. When we acquire LLC Units from the Continuing LLC Owners, we expect that both the existing basis for certain assets and the anticipated basis adjustments will increase depreciation and amortization deductions allocable to us for tax purposes from Foundation Technology Worldwide LLC, and therefore reduce the amount of income tax we would otherwise be required to pay in the future to various tax authorities. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets of Foundation Technology Worldwide LLC and its subsidiaries to the extent increased tax basis is allocated to those assets.

Upon the completion of this offering, we will be a party to one or more tax receivable agreements. Under these agreements, we generally will be required to pay to the TRA Beneficiaries)     % of the applicable cash savings, if any, in U.S. federal, state and local income tax that we are deemed to realize as a result of (1) tax basis in the assets of Foundation Technology Worldwide LLC and certain of its subsidiaries that is created as a result of (i) the exchange by the TRA Beneficiaries of their LLC Units for shares of our Class A common stock (as described in the paragraph above) and (ii) payments made under the tax receivable agreement (including imputed interest), (2) net operating losses and other tax attributes of certain of our corporate subsidiaries and pre-IPO investors, (3) existing tax basis in certain of the assets of Foundation Technology Worldwide LLC and its subsidiaries that is allocable to LLC Units we have acquired and subsequently acquire from the TRA Beneficiaries, and (4) certain other tax benefits related to our making payments under the tax receivable agreement or agreements.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Stockholders Agreement

In connection with this offering, we intend to enter into a stockholders agreement with investment funds affiliated with our Sponsors and Intel. Pursuant to the stockholders agreement, we will be required to take all necessary action to cause the board of directors and its committees to include director candidates designated by our Sponsors and Intel in the slate of director nominees recommended by the board of directors for election by our stockholders. These nomination rights are described in this prospectus in the sections titled “Management—Board Composition and Director Independence” and “Management—Board Committees.” The stockholders agreement will also provide that we will obtain customary director indemnity insurance and enter into indemnification agreements with our Sponsors’ and Intel’s respective director designees, and we expect to enter into indemnification agreements with each of our directors generally providing for indemnification in connection with their service to us or on our behalf.

Registration Rights Agreement

We intend to enter into a registration rights agreement with our Sponsors and Intel in connection with this offering. The registration rights agreement will provide our Sponsors and Intel certain registration rights whereby, at any time following our initial public offering and the expiration of any related lock-up period, our Sponsors and Intel can require us to register under the Securities Act shares of Class A common stock, including shares issuable to them upon exchange of their equity ownership in Foundation Technology Worldwide LLC (and the corresponding shares of Class B common stock).

Indemnification Agreements

Prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors. These agreements will require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permissible under Delaware law against liabilities that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Certain Relationships

From time to time, Intel, our Sponsors and/or their affiliates have entered into, and may continue to enter into, arrangements with us to use our products and services. We believe that all such arrangements (other than transactions pursuant to a commercial services agreement) have been entered into in the ordinary course of business and have been negotiated on commercially reasonable terms.

Related Party Transactions Policy

In connection with this offering, we have adopted a policy with respect to the review, approval, and ratification of related person transactions. Under the policy, our audit committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related person transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions. Related person transactions must be approved or ratified by the audit committee based on full information about the proposed transaction and the related person’s interest.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock as of                 for (a) each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding shares of Class A common stock and Class B common stock, (b) each member of our board of directors, (c) each of our named executive officers, and (d) all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. To our knowledge, except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Class A common stock and Class B common stock beneficially owned by that person.

In connection with the Reorganization Transactions, we will issue to the Continuing LLC Owners one share of our Class B common stock for each Holdings Unit that they hold. Each Continuing LLC Owner will have the right to exchange their LLC Units, along with a corresponding number of shares of our Class B common stock, for shares of our Class A common stock on a one-for-one basis. See “The Reorganization Transactions” and “Certain Relationships and Related Party Transactions.”

The percentage of shares beneficially owned is computed on the basis of              shares of our Class A common stock outstanding as of                 , and                  LLC Units and shares of our Class B common stock outstanding as of                 . Shares of our Class A common stock that a person has the right to acquire within 60 days of              (including the right to exchange described above) are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. In addition, the table below does not reflect any shares of our Class A common stock that our directors, officers, and other affiliates may purchase in this offering through the directed share program described in the section entitled “Underwriters.” Unless otherwise indicated below, the address for each beneficial owner listed is c/o Greenseer Holdings Corp., 2821 Mission College Blvd., Santa Clara, CA 95054.

	Shares of Class A common stock beneficially owned	Percentage of shares of Class A common stock beneficially owned		Shares of Class B common stock beneficially owned	Percentage of shares of Class B common stock beneficially owned(1)		Total voting power after offering
Name of beneficial owner		Before offering	After offering		Before offering	After offering
Named executive officers and directors:
Christopher Young(2)
Michael Berry(3)
John Giamatteo(4)
Ashutosh Kulkarni(5)
Terry Hicks(6)
Jon Winkelried(7)
Tim Millikin(7)
Seth Boro(8)
Mary Cranston
Sohaib Abbasi
All directors and executive officers as a group (12 people)(9)
Greater than 5% Stockholders:
Entities affiliated with Intel(10)
Manta Holdings L.P.(11)

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

*	Represents beneficial ownership of less than 1%.
(1)

Subject to the terms of the exchange agreement, the LLC Units held by Continuing LLC Owners are exchangeable for shares of our Class A common stock on a one-for-one basis. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Exchange Agreement.” In these tables, beneficial ownership of LLC Units has been reflected as beneficial ownership of shares of our Class A common stock for which such LLC Units may be exchanged. When a LLC Unit is exchanged by a Continuing LLC Owner who holds shares of Class B common stock, a corresponding share of Class B common stock will be cancelled. Accordingly, in the first table above, the percentages of Class A common stock provided also reflect combined voting power for each respective beneficial owner. See “Description of Capital Stock.”

(2)	Includes shares of Class A common stock underlying an identical number of LLC Units and shares of Class B common stock held by Mr. Young that have vested or will vest within 60 days.
(3)	Includes shares of Class A common stock underlying an identical number of LLC Units and shares of Class B common stock held by Mr. Berry that have vested or will vest within 60 days.
(4)	Includes shares of Class A common stock underlying an identical number of LLC Units and shares of Class B common stock held by Mr. Giamatteo that have vested or will vest within 60 days.
(5)	Includes shares of Class A common stock underlying an identical number of LLC Units and shares of Class B common stock held by Mr. Kulkarni that have vested or will vest within 60 days.
(6)	Includes shares of Class A common stock underlying an identical number of LLC Units and shares of Class B common stock held by Mr. Hicks that have vested or will vest within 60 days.
(7)

Does not include shares of Class A common stock beneficially owned by entities affiliated with TPG. Mr. Winkelried is Co-Chief Executive Officer and Partner of TPG. Mr. Millikin is a Partner of TPG. The address of each of Messrs. Winkelried and Millikin is c/o TPG Capital, 345 California Street, Suite 3300, San Francisco, California 94104.

(8)

Does not include shares of Class A common stock beneficially owned by entities affiliated with Thoma Bravo. Mr. Boro is a Managing Partner at Thoma Bravo. The address of Mr. Boro is c/o Thoma Bravo, 600 Montgomery Street, 20th Floor, San Francisco, California 94111.

(9)

Includes                shares of Class A common stock underlying an identical number of LLC Units and shares of Class B common stock held by our current directors and executive officers as a group that have vested or will vest within 60 days.

(10)	Includes shares of Class A common stock underlying an identical number of LLC Units and shares of Class B common stock held by .
(11)

Manta Holdings L.P. is the entity in which our Sponsors hold their equity interests in us, including                 shares of Class A common stock underlying an identical number of LLC Units and shares of Class B common stock held by                     .

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of certain of our indebtedness that is currently outstanding. This summary does not purport to be complete and is qualified by reference to the agreements and related documents referred to herein, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and may be obtained under “Where You Can Find More Information” in this prospectus.

First Lien Credit Facilities

General

On September 29, 2017, McAfee, LLC (the “Borrower”) entered into a First Lien Credit Agreement among the Borrower, the other credit parties party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent (the “First Lien Agent”) and the lenders from time to time party thereto. Prior to amendments in January 2018, November 2018, and June 2019, the First Lien Credit Agreement provided for a U.S. dollar-denominated First Lien USD Term Loan tranche of $2,555 million, a Euro-denominated First Lien EUR Term Loan tranche of €507 million, and a $500 million Revolving Credit Facility. The First Lien Credit Agreement was amended: (x) on January 3, 2018 to increase the amount of the First Lien USD Term Loan by $324 million and the First Lien EUR Term Loan by €150 million; (y) on November 1, 2018 to make changes to the pricing terms and to increase the amount of the First Lien EUR Term Loan by €45.967 million to prepay $50 million of the Second Lien Term Loan (as defined below); and (z) on June 13, 2019 to increase the amount of the First Lien USD Term Loan by $300 million and the First Lien EUR Term Loan by €355 million. As of March 30, 2019, after giving effect to the amendments, the First Lien Credit Agreement currently provides for a First Lien USD Term Loan of $2,787 million, a First Lien EUR Term Loan of €737 million and a Revolving Credit Facility of $500 million (the “First Lien Credit Facilities”). The Revolving Credit Facility includes a $50 million sublimit for the issuance of letters of credit. As of                  , 2019, the aggregate outstanding principal amount of the First Lien USD Term Loan and the First Lien EUR Term Loan were $         million and €         million, respectively, and the aggregate principal amount of revolving borrowings outstanding under the Revolving Credit Facility was $         million.

The First Lien Credit Agreement provides us the right to request additional commitments for new incremental term loans and revolving loans, in an aggregate principal amount not to exceed (w) $500 million (the “First Lien Fixed Basket”) less the amount of any other incremental borrowings incurred in reliance on that amount or the Second Lien Fixed Basket (as defined below), plus (x) in the case of any incremental facilities that serve to effectively extend the maturity of, or refinance or replace any term loans or revolving commitments, an amount equal to the reductions in the term loans or commitments to be replaced thereby or terminated, plus (y) the amount of certain voluntary prepayments, redemptions, or repurchases of any term loans and/or previously incurred incremental equivalent debt and any permanent reduction of the commitments under any revolving facility or incremental equivalent debt consisting of a revolving credit facility, plus (z) an unlimited amount (the “First Lien Ratio Basket”) so long as (1) if such incremental indebtedness is secured by a lien on the collateral on a pari passu basis with the First Lien Credit Facilities, (i) we are in compliance on a pro forma basis with a first lien net leverage ratio of no greater than 4.75:1.00 or (ii) if such incremental indebtedness is incurred in connection with an acquisition or other investment permitted under the First Lien Credit Agreement, the first lien net leverage ratio would not be greater on a pro forma basis after giving effect to such acquisition or other investment than the first lien net leverage ratio immediately prior to the incurrence of such incremental indebtedness, (2) if such incremental indebtedness is secured by a lien on the collateral by a lien that is junior to the lien securing the First Lien Credit Facilities, (i) we are in compliance on a pro forma basis with a secured net leverage ratio of no greater than 5.75:1.00 (ii) if such incremental indebtedness is incurred in connection with an acquisition or similar investment permitted under the First Lien Credit Agreement, the secured net leverage ratio would not be greater on a pro forma basis after giving effect to such acquisition or similar investment than the secured net leverage ratio immediately prior to the incurrence of such incremental indebtedness, or (3) if such incremental indebtedness is unsecured, (i) we are in compliance on a pro forma basis with a total net leverage

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

ratio of no greater than 6.00:1.00 or (ii) if such incremental indebtedness is incurred in connection with an acquisition or similar investment permitted under the First Lien Credit Agreement, the total net leverage ratio would not be greater on a pro forma basis after giving effect to such acquisition or similar investment than the total net leverage ratio immediately prior to the incurrence of such incremental indebtedness; provided that amounts borrowed under the First Lien Fixed Basket may later be reclassified as having been borrowed under the First Lien Ratio Basket. In addition, the First Lien Credit Agreement provides that we have the right to replace and extend existing loans or commitments with new commitments from existing or new lenders under the First Lien Credit Agreement. The lenders under the First Lien Credit Facilities are not under any obligation to provide any such additional commitments, and any increase in, or replacement or extension of, commitments is subject to customary conditions precedent and limitations.

The commitments under the Revolving Credit Facility will mature on September 29, 2022, and the First Lien Term Loans will mature on September 29, 2024.

Amortization, Interest Rates and Fees

The First Lien Term Loans require equal quarterly repayments of, (1) with respect to the First Lien USD Term Loan, $7,756,303.62 and, (2) with respect to the First Lien EUR Term Loan, €2,743,965.25.

The borrowings under the Revolving Credit Facility bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 3.75% or (2) a base rate plus an applicable margin of 2.75%. The applicable margins for Eurodollar rate and base rate borrowings are subject to reductions to 3.50% and 3.25% and 2.50% and 2.25%, respectively, based on our first lien net leverage ratio. The Eurodollar rate applicable to the Revolving Credit Facility is subject to a “floor” of 0.00%.

The borrowings under the First Lien USD Term Loan bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 3.75% or (2) a base rate plus an applicable margin of 2.75%. The borrowings under the First Lien EUR Term Loan bear interest at a floating rate which is a EURIBOR rate for a specified interest period plus an applicable margin of 3.50%. The Eurodollar rate and EURIBOR rate applicable to the First Lien Term Loans and the Revolving Credit Facility are subject to a “floor” of 0.00%.

The base rate for any day is a fluctuating rate per annum equal to the highest of (a) the federal funds effective rate in effect on such day, plus 0.50%, (b) the rate of interest in effect for such day as publicly announced by the First Lien Agent as its “prime rate,” and (c) the Eurodollar rate with a one-month interest period plus 1.00%. The base rate applicable to the First Lien USD Loan is subject to a “floor” of 1.00%.

In addition to paying interest on loans outstanding under the Revolving Credit Facility and the First Lien Term Loans, we are required to pay a commitment fee of 0.50% per annum of unused commitments under the Revolving Credit Facility. The commitment fee is subject to reductions to 0.375% per annum and 0.25% per annum based on our first lien net leverage ratio. We are also required to pay letter of credit fees on the maximum amount available to be drawn under all outstanding letters of credit in an amount equal to the applicable margin for Eurodollar loans under the Revolving Credit Facility on a per annum basis. We are also required to pay customary fronting fees and other customary documentary fees in connection with the issuance of letters of credit.

Voluntary Prepayments

We are permitted to voluntarily prepay or repay outstanding loans under the Revolving Credit Facility or First Lien Term Loans at any time, in whole or in part, subject to prior written notice, minimum amount requirements, and customary “breakage” costs with respect to Eurodollar loans. Amounts prepaid under the Revolving Credit Facility may subsequently be reborrowed. In connection with certain prepayments of the First Lien Term Loans as part of a repricing transaction on or prior to December 13, 2019, we are required to pay a prepayment premium of 1.00% on the aggregate amount of such First Lien Term Loans being prepaid.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

We are permitted to reduce commitments under the Revolving Credit Facility at any time, in whole or in part, subject to minimum amounts.

Mandatory Prepayments

The First Lien Credit Agreement requires us to prepay, subject to certain exceptions, the First Lien Term Loans with:

•

100% of net cash proceeds above a threshold amount of certain asset sales and casualty events, subject to (i) step-downs to (x) 50% if our first lien net leverage ratio is less than or equal to 3.25 to 1.00, but greater than 2.50 to 1.00 and (y) 0% if our first lien net leverage ratio is less than or equal to 2.50 to 1.00 and (ii) reinvestment rights and certain other exceptions;

•	100% of net cash proceeds of the incurrence of certain debt, other than certain debt permitted under the First Lien Credit Agreement; and

•

50% of annual excess cash flow, subject to (i) a step-down to 25% if our first lien net leverage ratio is less than or equal to 3.25 to 1.00, but greater than 2.50 to 1.00, and (ii) a step-down to 0% if our first lien net leverage ratio is less than or equal to 2.50 to 1.00; provided that such a prepayment is required only in the amount (if any) by which such prepayment exceeds $35 million in such fiscal year.

Guarantees

Subject to certain exceptions, all obligations under the First Lien Credit Agreement, including certain hedging and cash management arrangements, are jointly and severally, fully and unconditionally, guaranteed on a senior secured basis by each of McAfee Finance 2, LLC and certain of the Borrower’s existing and future direct and indirect domestic subsidiaries (other than unrestricted subsidiaries, our joint ventures, subsidiaries prohibited by applicable law from becoming guarantors, immaterial subsidiaries, and certain other exempted subsidiaries).

Security

Our obligations and the obligations of the guarantors of our obligations under the First Lien Credit Facilities are secured by perfected first priority pledges of and security interests in (i) substantially all of the existing and future equity interests of our and each guarantor’s material wholly-owned restricted domestic subsidiaries and 65% of the equity interests in the material restricted first-tier foreign subsidiaries held by the Borrower or the guarantors of our obligations under the First Lien Credit Facilities and (ii) substantially all of the Borrower’s and each guarantor’s tangible and intangible assets, in each case, subject to certain exceptions.

Certain Covenants

The First Lien Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness;

•	create or incur liens;

•	engage in consolidations, amalgamations, mergers, liquidations, dissolutions, or dispositions;

•	pay dividends and distributions on, or purchase, redeem, defease, or otherwise acquire or retire for value, our capital stock;

•	make acquisitions, investments, loans (including guarantees), advances, or capital contributions;

•	create negative pledges or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;

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•	sell, transfer or otherwise dispose of assets, including capital stock of subsidiaries;

•	make prepayments or repurchases of debt that is contractually subordinated with respect to right of payment or security;

•	engage in certain transactions with affiliates;

•	modify certain documents governing debt that is subordinated with respect to right of payment;

•	change our fiscal year; and

•	change our material lines of business.

In addition, the First Lien Credit Agreement includes a financial covenant which requires that, at the end of each fiscal quarter, for so long as the aggregate principal amount of borrowings under the Revolving Credit Facility exceeds 35% of the aggregate commitments under the Revolving Credit Facility, our first lien net leverage ratio cannot exceed 6.30 to 1.00. A breach of this financial covenant will not result in a default or event of default under the First Lien Term Loans unless and until the lenders under the Revolving Credit Facility have terminated the commitments under the Revolving Credit Facility and declared the borrowings under the Revolving Credit Facility due and payable.

Events of Defaults

The First Lien Credit Agreement includes certain customary events of default, including, among others, failure to pay principal, interest or other amounts; material inaccuracy of representations and warranties; violation of covenants; specified cross-default and cross-acceleration to other material indebtedness; certain bankruptcy and insolvency events; certain Employee Retirement Income Security Act of 1974 (“ERISA”) events; certain undischarged judgments; material invalidity of guarantees or grant of security interest; and change of control.

Second Lien Credit Facility

General

On September 29, 2017, the Borrower entered into a Second Lien Credit Agreement among the Borrower, the other credit parties party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (the “Second Lien Agent”) and the lenders from time to time party thereto. The Second Lien Credit Agreement provides for a U.S. dollar-denominated Second Lien Term Loan tranche of $600 million (the “Second Lien Credit Facility” and, together with the First Lien Credit Facilities, the “Senior Secured Credit Facilities”). As of March 30, 2019, the aggregate outstanding principal amount of the Second Lien Term Loan was $550 million.

The Second Lien Credit Agreement provides us the right to request additional commitments for new incremental term loans in an aggregate principal amount not to exceed (w) $500 million (the “Second Lien Fixed Basket”) less the amount of any other incremental borrowings incurred in reliance on that amount or the First Lien Fixed Basket, plus (x) in the case of any incremental facilities that serve to effectively extend the maturity, or refinance or replace, any existing term loans or commitments, an amount equal to the reductions in the term loans or commitments to be replaced thereby or terminated, plus (y) the amount of certain voluntary prepayments, redemptions or repurchases of any term loans and/or previously incurred incremental equivalent debt and any permanent reduction of the commitments under any revolving facility or incremental equivalent debt consisting of a revolving credit facility, plus (z) an unlimited amount (the “Second Lien Ratio Basket”) so long as (1) if such incremental indebtedness is secured by a lien on the collateral, (i) we are in compliance on a pro forma basis with a secured net leverage ratio of no greater than 5.75:1.00 or (ii) if such incremental indebtedness is incurred in connection with an acquisition or other investment permitted under the Second Lien Credit Agreement, the secured net leverage ratio would not be greater on a pro forma basis after giving effect to

CONFIDENTIAL TREATMENT REQUESTED BY

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such investment than the secured net leverage ratio immediately prior to the incurrence of such incremental indebtedness or (2) if such incremental indebtedness is unsecured, (i) we are in compliance on a pro forma basis with a total net leverage ratio of no greater than 6.00:1.00; or (ii) if such incremental indebtedness is incurred in connection with an acquisition or other investment permitted under the Second Lien Credit Agreement, the total net leverage ratio would not be greater on a pro forma basis after giving effect to such acquisition or investment than the total net leverage ratio immediately prior to the incurrence of such incremental indebtedness; provided that amounts borrowed under the Second Lien Fixed Basket may later be reclassified as having been borrowed under the Second Lien Ratio Basket. In addition, the Second Lien Credit Agreement provides that we have the right to replace and extend existing loans or commitments with new commitments from existing or new lenders under the Second Lien Credit Agreement. The lenders under the Second Lien Credit Agreement are not under any obligation to provide any such additional commitments, and any increase in, or replacement or extension of, commitments is subject to customary conditions precedent and limitations. The Second Lien Term Loan will mature on September 29, 2025.

Interest Rates and Fees

The borrowings under the Second Lien Credit Agreement bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 8.50% or (2) a base rate plus an applicable margin of 7.50%. The Eurodollar rate applicable to the Second Lien Credit Facility is subject to a “floor” of 1.00%. The base rate applicable to the Second Lien Credit Facility is subject to a “floor” of 2.00%.

The base rate for any day is a fluctuating rate per annum equal to the highest of (a) the federal funds effective rate in effect on such day, plus 0.50%, (b) the rate of interest in effect for such day as publicly announced by the Second Lien Agent as its “prime rate,” and (c) the Eurodollar rate with a one-month interest period plus 1.00%.

Voluntary Prepayments

We are permitted to voluntarily prepay or repay outstanding loans under the Second Lien Credit Facility at any time, in whole or in part, subject to prior written notice, minimum amount requirements, and customary “breakage” costs with respect to Eurodollar loans. Prior to September 29, 2019, we are required to pay a 1.00% prepayment fee in connection with any voluntary prepayments of the Second Lien Credit Agreement or mandatory prepayments of the Second Lien Credit Facility as a result of the incurrence of additional indebtedness.

Mandatory Prepayments

The Second Lien Credit Agreement requires us to prepay, subject to certain exceptions, the Second Lien Term Loan with:

•

100% of net cash proceeds above a threshold amount of certain asset sales and casualty events, subject to (i) step-downs to (x) 50% if our secured net leverage ratio is less than or equal to 4.25 to 1.00, but greater than 3.50 to 1.00 and (y) 0% if our secured net leverage ratio is less than or equal to 3.50 to 1.00 and (ii) reinvestment rights and certain other exceptions;

•	100% of net cash proceeds of the incurrence of certain debt, other than certain debt permitted under the Second Lien Credit Agreement; and

•

50% of annual excess cash flow, subject to (i) a step-down to 25% if our secured net leverage ratio is less than or equal to 4.25 to 1.00, but greater than 3.50 to 1.00, and (ii) a step-down to 0% if our secured net leverage ratio is less than or equal to 3.50 to 1.00; provided that such a prepayment is required only in the amount (if any) by which such prepayment exceeds $35 million in such fiscal year.

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Such mandatory prepayments of the Second Lien Credit Agreement (other than with respect to net cash proceeds of the incurrence of certain refinancing indebtedness) are required only (i) if the First Lien Term Loans (and any refinancing thereof) have been paid in full or (ii) with net cash proceeds of asset sales or casualty events or excess cash flow that have been declined by any lender under the First Lien Term Loans.

Guarantees

Subject to certain exceptions, all obligations under the Second Lien Credit Agreement are jointly and severally, fully and unconditionally, guaranteed on a secured basis by each of McAfee Finance 2, LLC and certain of the Borrower’s existing and future direct and indirect domestic subsidiaries (other than unrestricted subsidiaries, our joint ventures, subsidiaries prohibited by applicable law from becoming guarantors, immaterial subsidiaries, and certain other exempted subsidiaries).

Security

Our obligations and the obligations of the guarantors of our obligations under the Second Lien Credit Agreement are secured by perfected second priority pledges of and security interests in (i) substantially all of the existing and future equity interests of our and each guarantor’s material wholly-owned restricted domestic subsidiaries and 65% of the equity interests in the material restricted first-tier foreign subsidiaries held by the Borrower or the guarantors of our obligations under the Second Lien Credit Agreement and (ii) substantially all of the Borrower’s and each guarantor’s tangible and intangible assets, in each case subject to certain exceptions.

Certain Covenants

The Second Lien Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness;

•	create or incur liens;

•	engage in consolidations, amalgamations, mergers, liquidations, dissolutions, or dispositions;

•	pay dividends and distributions on, or purchase, redeem, defease, or otherwise acquire or retire for value, our capital stock;

•	make acquisitions, investments, loans (including guarantees), advances, or capital contributions;

•	create negative pledges or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;

•	sell, transfer, or otherwise dispose of assets, including capital stock of subsidiaries;

•	make prepayments or repurchases of debt that is contractually subordinated with respect to right of payment or security;

•	engage in certain transactions with affiliates;

•	modify certain documents governing debt that is subordinated with respect to right of payment;

•	change our fiscal year; and

•	change our material lines of business.

Events of Defaults

The Second Lien Credit Agreement includes certain customary events of default, including, among others, failure to pay principal, interest or other amounts; material inaccuracy of representations and warranties; violation of covenants; specified cross-default and cross-acceleration to other material indebtedness; certain bankruptcy and insolvency events; certain ERISA events; certain undischarged judgments; material invalidity of guarantees or grant of security interest; and change of control.

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DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the completion of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Under “Description of Capital Stock,” “we,” “us,” “our,” “McAfee,” and “our Company” refer to Greenseer Holdings Corp.

As of the consummation of this offering, our authorized capital stock will consist of              shares of Class A common stock, par value $0.001 per share,              shares of Class B common stock, par value $0.001 per share, and             shares of preferred stock, par value $0.001 per share. Upon the completion of this offering, there will be              shares of our Class A common stock issued and outstanding and              shares of our Class B common stock issued and outstanding. See “The Reorganization Transactions.”

Common Stock

Voting Rights. Holders of our Class A common stock and Class B common stock will be entitled to cast one vote per share on all matters submitted to stockholders for their approval. Holders of our Class A common stock and Class B common stock will not be entitled to cumulate their votes in the election of directors. Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except with respect to the amendment of certain provisions of our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the Class B common stock, voting as a separate class, or as otherwise required by applicable law. The voting power of the outstanding Class B common stock (expressed as a percentage of the total voting power of all common stock) will be equal to the percentage of LLC Units not held directly or indirectly by Greenseer Holdings Corp.

Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast on a matter by stockholders (or, in the case of election of directors, by a plurality), voting together as a single class. Except as otherwise provided by law, amendments to the certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares entitled to vote, voting together as a single class.

Dividend Rights. Holders of Class A common stock will share ratably (based on the number of shares of Class A common stock held) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. The holders of our Class B common stock will not have any right to receive dividends other than dividends consisting of shares of our Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock.

Liquidation Rights. On our liquidation, dissolution, or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, each holder of Class A common stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders. Other than their par value, the holders of our Class B common stock will not have any right to receive a distribution upon a liquidation or dissolution of our Company.

Other Matters. No shares of Class A common stock or Class B common stock will be subject to redemption or have preemptive rights to purchase additional shares of Class A common stock or Class B common stock.

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Holders of shares of our Class A common stock and Class B common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B Common Stock. Upon consummation of this offering, all the outstanding shares of Class A common stock and Class B common stock will be validly issued, fully paid, and non-assessable.

Transfers of Class B Common Stock. Pursuant to our amended and restated certificate of incorporation and the New LLC Agreement, each holder of Class B common stock agrees that:

•	the holder will not transfer any shares of Class B common stock to any person unless the holder transfers an equal number of LLC Units to the same person; and

•	in the event the holder transfers any LLC Units to any person, the holder will transfer an equal number of shares of Class B common stock to the same person.

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights, as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Class A common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our Class A common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our Class A common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our Class A common stock and the market value of our Class A common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Stockholders Agreement

In connection with this offering, we intend to enter into a stockholders agreement with Intel and investment funds affiliated with our Sponsors pursuant to which such parties will have specified board representation rights, governance rights and other rights. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Stockholders Agreement.”

Registration Rights

Following the completion of this offering, all of the Continuing LLC Owners, which includes Intel and the investment funds affiliated with our Sponsors and their co-investors that hold LLC Units and shares of Class B common stock, and certain employees and directors that hold LLC Units and shares of Class B common stock, will be entitled to rights with respect to the registration of shares of Class A common stock, including shares received in exchange for a corresponding number of LLC Units and shares of Class B common stock under the Securities Act. These registration rights will be contained in our registration rights agreement. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Registration Rights Agreement.”

Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws

Our certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions will discourage coercive takeover

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practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor.

Limitations on Liability and Indemnification of Directors and Officers

Our certificate of incorporation limits the liability of our directors and officers to the fullest extent permitted by Delaware law and requires that we will provide them with customary indemnification. We also expect to enter into customary indemnification agreements with each of our directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable. We also maintain officers’ and directors’ liability insurance that insures against liabilities that our officers and directors may incur in such capacities.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is              .

Listing

We have applied to list our Class A common stock on                      under the symbol “MCFE”.

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SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our Class A common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our Class A common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our Class A common stock to fall or impair our ability to raise capital through sales of our equity securities.

Upon the completion of this offering, we will have outstanding              shares of our Class A common stock, after giving effect to the issuance of              shares of our Class A common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of options outstanding as of              and              shares of our Class B common stock outstanding.

Of the shares that will be outstanding immediately after the completion of this offering, we expect that the              shares of Class A common stock to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”). Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 described below.

In addition, upon consummation of this offering, the Continuing LLC Owners will beneficially own              shares of Class B common stock underlying LLC Units. Pursuant to the terms of the exchange agreement that we will enter into with the Continuing LLC Owners in connection with this offering, the Continuing LLC Owners will have the right, from time to time and subject to the terms of the exchange agreement, to exchange their LLC Units, together with a corresponding number of shares of our Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions.

Shares of our Class A common stock received in exchange for a corresponding number of LLC Units and shares of Class B common stock held by the Continuing LLC Owners would be “restricted securities,” as defined in Rule 144. As a result, absent registration under the Securities Act or compliance with Rule 144 thereunder or an exemption therefrom, these shares of Class A common stock will not be freely transferable to the public. However, we will enter into a registration rights agreement with the Continuing LLC Owners that will require us to register under the Securities Act the resale of these shares of Class A common stock. See “Description of Capital Stock—Registration Rights” and “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Registration Rights Agreement.” Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

The remaining              shares of our Class A common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as the safe harbor provided by Rule 144.

Lock-up Agreements

We and each of our directors, executive officers and substantially all holders of our capital stock, who collectively own                  shares of our Class A common stock, or securities exercisable for or exchangeable into shares of our Class A common stock, including LLC Units, following this offering, have agreed that, without the prior written consent of certain of the underwriters, we and they will not, subject to limited exceptions,

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directly or indirectly sell or dispose of any shares of Class A common stock or any securities convertible into or exchangeable or exercisable for shares of Class A common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriters.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares of Class A common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares of Class A common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of Class A common stock immediately upon the completion of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares of Class A common stock within any three-month period that does not exceed the greater of: (i) 1% of the number of shares of our Class A common stock outstanding, which will equal approximately              shares immediately after this offering; and (ii) the average weekly trading volume of our Class A common stock on                      during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act (“Rule 701”), beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any of our employees, directors, officers, consultants, or advisors who acquired shares of Class A common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 is entitled to sell such shares in reliance on Rule 144 but without compliance with certain of the requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our affiliates may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our affiliates may resell those shares without compliance with Rule 144’s minimum holding period requirements.

Equity Incentive Plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of Class A common stock that are subject to options and other awards issuable pursuant to our equity incentive plans. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

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Registration Rights

Subject to the lock-up agreements described above, certain holders of our Class A common stock, or securities exercisable for or exchangeable into shares of Class A common stock, including shares of Class B common stock and LLC Units, may demand that we register the sale of their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our equity plans or on Form S-4, may elect to include their shares of Class A common stock in such registration. Following such registered sales, the shares will be freely tradable without restriction under the Securities Act, unless held by our affiliates. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Registration Rights Agreement.”

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of shares of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of shares of our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, the existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements, and rulings and judicial decisions interpreting the foregoing, in each case as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with the alternative minimum tax, the Medicare contribution tax, United States federal tax laws other than United States federal income or estate tax laws, or any foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances or status. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company”, financial institution, broker-dealer, insurance company, tax-exempt entity, a corporation that accumulates earnings to avoid United States federal income tax, a person subject to special tax accounting as a result of any item of gross income taken into account in an applicable financial statement under Section 451(b) of the Code, a person in a special situation such as those who have elected to mark securities to market or those who hold shares of common stock as part of a straddle, hedge, conversion transaction, or synthetic security or a partnership or other pass-through entity (or beneficial owner thereof) for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

A modified definition of “non-U.S. holder” applies for U.S. federal estate tax purposes (as discussed below).

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction, and the application of any tax treaties.

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Distributions on Common Stock

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of shares of our common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s shares of our common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our common stock, the excess will be treated as gain from the disposition of shares of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).

Subject to the discussion below regarding effectively connected income, dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, as discussed further below. Even if our current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment, or, in certain cases involving individual holders, a fixed base) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. To obtain this exemption, a non-U.S. holder must provide us with a valid IRS Form W-8ECI properly certifying such exemption. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed, valid IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. You are urged to consult your own tax advisors regarding your entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may be entitled to a refund of any excess amounts withheld if the non-U.S. holder timely files an appropriate claim for refund with the IRS.

The foregoing discussion is subject to the discussion below under “—Information Reporting and Backup Withholding” and “—Additional Withholding Requirements.”

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder or, in certain cases involving individual holders, a fixed base of the non-U.S. holder);

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•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes during the applicable period specified in the Code, and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a U.S. citizen or resident (as specifically determined for United States federal estate tax purposes) at the time of the individual’s death will be included in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement for the exchange of information.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of shares of our common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Provision of an IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.

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Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of shares of our common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). While withholding under FATCA would have applied to payments of gross proceeds from the sale or other disposition of shares of our common stock on or after January 1, 2019, recently proposed Treasury Regulations provide that the withholding provisions under FATCA do not apply with respect to payments of gross proceeds from the sale or other disposition of shares of our common stock, and these proposed Treasury Regulations may be relied upon by taxpayers until final Treasury Regulations are issued. An intergovernmental agreement between the United States and the entity’s jurisdiction may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions on Common Stock,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax upon filing a United States federal income tax return containing the required information (which may entail significant administrative burden). You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of shares of our common stock.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom                                  are acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Total:

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representative. Sale of Class A common stock made outside of the United States may be made by affiliates of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to have our Class A common stock approved for listing on                  under the trading symbol “MCFE”.

We, Foundation Technology Worldwide LLC, and all directors and officers and holders of substantially all of our outstanding capital stock and securities convertible into our capital stock have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or units of Foundation Technology Worldwide LLC beneficially owned by the locked-up party or any securities convertible into or exercisable or exchangeable for shares of common stock or units of Foundation Technology Worldwide LLC;

•

file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or units of Foundation Technology Worldwide LLC.

whether any such transaction described above is to be settled by delivery of common stock, units of Foundation Technology Worldwide LLC, or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters; or

•

the issuance by the Company of shares of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•

transactions by any person other than us relating to shares of Class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the Class A common stock or other securities acquired in such open market transactions.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Class A common stock. Specifically, the underwriters

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class a common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings, and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no offer of shares may be made to the public in that Member State other than:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, an “offer to the public” in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, and “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

LEGAL MATTERS

The validity of the issuance of our Class A common stock offered in this prospectus will be passed upon for us by Ropes & Gray LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain investment funds advised by certain of our Sponsors and often a co-investor with such funds. RGIP, LP owns, directly or indirectly, less than 1% of our outstanding Class A common stock and Class  B common stock in the aggregate.

EXPERTS

The audited consolidated financial statements of McAfee (Predecessor) as of and for the fiscal year ended December 31, 2016 and for the period ended April 3, 2017 included in this prospectus have been so included in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of December 29, 2018 and December 30, 2017, for the year ended December 29, 2018, and for the period from April 4, 2017 through December 30, 2017 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

In connection with this offering, PricewaterhouseCoopers LLP (“PwC”) completed an independence assessment to evaluate the services and relationships with Foundation Technology Worldwide, LLC (also known as and hereinafter referred to as “McAfee” or the “Company”) and its affiliates that may bear on PwC’s independence under the SEC and the PCAOB (United States) independence rules for an audit period commencing April 4, 2017. The existence of business relationships, including the performance of a management function, at controlled portfolio companies, and their controlled subsidiaries, of our indirect parent, TPG, were identified that are inconsistent with SEC and PCAOB auditor independence rules provided in Rule 2-01 of Regulation S-X and are described below. Additionally, the performance of employee activities, deemed to be management functions, and a contingent fee arrangement benefitting an upstream affiliate of the Company, were identified that are inconsistent with SEC and PCAOB auditor independence rules provided in 2-01 of Regulation S-X and are described below.

•	From May 2017 through December 2017, a business relationship between PwC US and a sister entity under common control with McAfee existed, which allowed for the joint pursuit of business opportunities.

•

From June 2017 through January 2018, a business relationship between PwC China and a controlled subsidiary, located in China, of a sister entity under common control with McAfee existed, which allowed for the joint pursuit of business opportunities.

•

From May 2017 through September 2017, a business relationship between PwC Japan and a controlled subsidiary, located in Japan, of a sister entity under common control with McAfee existed, which allowed for the joint pursuit of business opportunities. In September 2017, the business relationship expired under its own terms with no business opportunities having been jointly pursued or awarded pursuant to this business relationship.

•

From June 2018 through February 2019, a software reselling arrangement, deemed an impermissible business relationship, including the performance of a management function, between PwC India and a controlled subsidiary, located in India, of a sister entity under common control with McAfee existed.

•

From April 2017 through July 2019, PwC US provided services pursuant to a contingent fee benefitting an upstream affiliate of the Company. In July 2019, PwC US agreed to waive the fee and terminate the remaining services.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

•

From April 2017 through December 2018 and from July 2018 through June 2019, PwC US provided non-audit services which included certain employee activities benefiting an upstream affiliate of the Company.

PwC communicated the facts and circumstances surrounding the services and relationships, including the scope and duration of the services and business relationships, including the fees earned and the steps taken to terminate the prohibited aspect of the services and relationships to the Audit Committee of McAfee. PwC also noted that none of the matters noted have any accounting impact on the financial results of McAfee or any of its subsidiaries and, therefore, presents no self review threat. The filing of the Form S-1 necessitates compliance with the SEC’s and PCAOB’s independence rules. The Audit Committee and management of the Company and PwC have separately considered the impact that the business relationships and non-audit services may have had on PwC’s independence with respect to McAfee. Based on the totality of the information provided with respect to the impact of the contingent fee, performance of management functions and the business relationships, both PwC and the Audit Committee of McAfee individually concluded that PwC is capable of exercising objective and impartial judgment in connection with the audits of the Company’s consolidated financial statements as of December 29, 2018 and December 30, 2017, for the year ended December 29, 2018, and for the period from April 4, 2017 through December 30, 2017.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information with respect to us and the Class A common stock offered hereby, please refer to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection at the website of the SEC referred to above.

We also maintain a website at www.mcafee.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus or the registration statement of which this prospectus forms a part, and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase shares of our common stock.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

FOUNDATION TECHNOLOGY WORLDWIDE LLC

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Intel Corporation

We have audited the accompanying combined balance sheets of McAfee (Predecessor) as of December 31, 2016 and April 3, 2017, and the related combined statements of operations and comprehensive loss, cash flows and equity for the year ended December 31, 2016 and the period ended April 3, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of McAfee (Predecessor) at December 31, 2016 and April 3, 2017, and the combined results of its operations and its cash flows for the year ended December 31, 2016 and the period ended April 3, 2017, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Jose, California

July 14, 2017

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Report of Independent Registered Public Accounting Firm

To the Board of Managers of Foundation Technology Worldwide LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Foundation Technology Worldwide LLC and its subsidiaries (also known as and herein after referred to as “McAfee” or the “Company”) as of December 29, 2018 and December 30, 2017, and the related consolidated statements of operations and comprehensive loss, of equity, and of cash flows for the year ended December 29, 2018 and for the period from April 4, 2017 to December 30, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2018 and December 30, 2017, and the results of its operations and its cash flows for the year ended December 29, 2018 and for the period from April 4, 2017 to December 30, 2017 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 4 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers in the year ended December 29, 2018. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

May 7, 2019, except for the effects of disclosing earnings per unit information discussed in Note 16 to the consolidated financial statements, as to which the date is August 8, 2019.

We have served as the Company’s auditor since 2017.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

FOUNDATION TECHNOLOGY WORLDWIDE LLC

CONSOLIDATED BALANCE SHEETS

(in millions)

	Successor
	As of December 30, 2017	As of December 29, 2018
Assets
Current assets:
Cash and cash equivalents	$371	$468
Accounts receivable, net	364	347
Deferred costs	124	165
Other current assets	82	75

Total current assets	941	1,055
Property and equipment, net	178	178
Goodwill	1,760	2,426
Identified intangible assets, net	2,913	2,539
Deferred tax assets	51	54
Other long-term assets	50	117

Total assets	$5,893	$6,369

Liabilities and equity
Current liabilities:
Accounts payable and other current liabilities	$127	$142
Long-term debt, current portion	32	36
Accrued marketing	112	104
Income taxes payable	13	13
Accrued compensation and benefits	189	187
Deferred revenue	1,260	1,455

Total current liabilities	1,733	1,937
Long-term debt, net	3,640	4,072
Deferred tax liabilities	2	140
Other long-term liabilities	29	39
Deferred revenue, less current portion	433	652
Commitments and contingencies (Note 15)	—	—
Equity:
Accumulated other comprehensive income	—	2
Members’ equity	663	675
Accumulated deficit	(607)	(1,148)

Total equity	56	(471)

Total liabilities and equity	$5,893	$6,369

See the accompanying notes to the combined and consolidated financial statements

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

FOUNDATION TECHNOLOGY WORLDWIDE LLC

COMBINED (PREDECESSOR) / CONSOLIDATED (SUCCESSOR) STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in millions, except per unit data)

	Predecessor				Successor
	Fiscal Year Ended December 31, 2016		Period Ended April 3, 2017		Nine Months Ended December 30, 2017	Fiscal Year Ended December 29, 2018
Net revenue		$2,387		$586	$1,490		$2,409
Cost of sales		596		163	542		840

Gross profit		1,791		423	948		1,569
Operating expenses:
Sales and marketing		890		212	584		815
Research and development		499		127	323		406
General and administrative		206		51	157		253
Amortization of intangibles		193		40	167		232
Restructuring and transition charges (Note 8)		55		66	123		36

Total operating expenses		1,843		496	1,354		1,742

Operating loss		(52)		(73)	(406)		(173)
Interest expense and other, net		(8)		(1)	(159)		(307)
Gain on divestiture		38		—	—		—
Foreign exchange gain (loss), net		(9)		3	(9)		30

Loss before income taxes		(31)		(71)	(574)		(450)
Provision for income tax expense		64		8	33		62

Net loss		$(95)		$(79)	$(607)		$(512)

Other comprehensive loss:
Gain on interest rate cash flow hedges, net of tax (Note 14)		$—		$—	$—		$2

Total comprehensive loss		$(95)		$(79)	$(607)		$(510)

Net loss per unit, basic and diluted	$		$		$(6.58)		$(5.48)
Weighted-average units outstanding, basic and diluted					92.3		93.4
Pro forma net loss per share data:
Pro forma net loss per share, basic and diluted (Note 17)						$

Pro forma Weighted-average shares of Class A common stock outstanding, basic and diluted

See the accompanying notes to the combined and consolidated financial statements

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

FOUNDATION TECHNOLOGY WORLDWIDE LLC

COMBINED (PREDECESSOR) / CONSOLIDATED (SUCCESSOR) STATEMENTS OF CASH FLOWS

	Predecessor		Successor
(in millions)	Fiscal Year Ended December 31, 2016	Period Ended April 3, 2017	Nine Months Ended December 30, 2017	Fiscal Year Ended December 29, 2018
Cash flows from operating activities:
Net loss	$(95)	$(79)	$(607)	$(512)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	271	60	386	543
Equity-based compensation	95	23	8	28
Deferred taxes	(16)	(13)	(2)	9
Other operating activities	(34)	—	14	(12)
Change in assets and liabilities:
Accounts receivable, net	13	93	(85)	29
Deferred costs	(24)	(9)	(124)	(26)
Other assets	17	(2)	37	(54)
Accounts payable and other current liabilities	(25)	(11)	55	1
Deferred revenue	49	3	502	309
Other liabilities	(40)	(130)	132	4

Net cash provided by (used in) operating activities	211	(65)	316	319
Cash flows from investing activities:
Acquisitions, net of cash acquired	—	—	—	(615)
Additions to property and equipment	(40)	(29)	(35)	(61)
Net proceeds from divestitures	52	—	—	—
Other investing activities	(8)	19	(4)	(1)

Net cash provided by (used in) investing activities	4	(10)	(39)	(677)
Cash flows from financing activities:
Proceeds from the issuance of Member units	—	—	217	—
Proceeds from Excess Separation Note from Member	—	—	25	20
Proceeds from long-term debt	—	—	3,671	504
Proceeds from sales of common stock through employee incentive plans	28	14	—	—
Payment for the long-term debt due to third party	—	—	(8)	(87)
Payment for the long-term debt due to Members	—	—	(2,245)	—
Payment for debt issuance costs	—	—	(11)	(10)
Net change in principal due to debt modification	—	—	—	52
Distributions to Members	—	—	(1,562)	—
Net transfers to parent	(168)	(35)	—	—
Other financing activities	(24)	(2)	—	(20)

Net cash provided by (used in) financing activities	(164)	(23)	87	459
Effect of exchange rate fluctuations on cash and cash equivalents	(1)	3	7	(4)

Net increase (decrease) in cash and cash equivalents	50	(95)	371	97
Cash and cash equivalents, beginning of period	96	146	—	371

Cash and cash equivalents, end of period	$146	$51	$371	$468

See the accompanying notes to the combined and consolidated financial statements

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

FOUNDATION TECHNOLOGY WORLDWIDE LLC

COMBINED (PREDECESSOR) / CONSOLIDATED (SUCCESSOR) STATEMENTS OF EQUITY

(in millions)

	Parent Company Investment	Accumulated Other Comprehensive Income	Members’ Equity	Accumulated Deficit	Total Net Equity
Balance at December 26, 2015, Predecessor	$3,727	$(549)	$—	$—	$3,178
Net loss	95	—	—	—	(95)
Net transfers to parent	(68)	—	—	—	(68)

Balance at December 31, 2016, Predecessor	3,564	(549)	—	—	3,015
Net loss	(79)	—	—	—	(79)
Net transfers to parent	(1)	—	—	—	(1)

Balance at April 3, 2017, Predecessor	$3,484	$(549)	$—	$—	$2,935

Balance at Elimination of predecessor parent company investment and accumulated other comprehensive income	(3,484)	549	—	—	(2,935)
Contributions from Members	—	—	2,217	—	2,217
Distributions to Members	—	—	(1,562)	—	(1,562)
Equity-based awards expense, net of equity withheld to cover taxes	—	—	8	—	8
Net loss	—	—	—	(607)	(607)

Balance at December 30, 2017, Successor	—	—	663	(607)	56
Cumulative effect adjustment from adoption of ASC Topic 606 (Note 4)	—	—	—	(29)	(29)
Other comprehensive income, net of tax	—	2	—	—	2
Equity-based awards expense, net of equity withheld to cover taxes	—	—	19	—	19
Unit repurchases	—	—	(7)	—	(7)
Net loss	—	—	—	(512)	(512)

Balance at December 29, 2018, Successor	$—	$2	$675	$(1,148)	$(471)

See the accompanying notes to the combined and consolidated financial statements

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FOUNDATION TECHNOLOGY WORLDWIDE LLC

NOTES TO THE COMBINED (PREDECESSOR) / CONSOLIDATED (SUCCESSOR)

FINANCIAL STATEMENTS

Note 1: Basis of Presentation

Background and Principles of Combination (Predecessor) and Consolidation (Successor)

McAfee is a leading-edge cybersecurity company that provides advanced security solutions to consumers, small and medium-sized businesses, large enterprises, and governments. Security technologies from McAfee use a unique, predictive capability that is powered by McAfee Global Threat Intelligence, which enables home users and businesses to stay one step ahead of the next wave of fileless attacks, viruses, malware, and other online threats.

Predecessor

On February 28, 2011, McAfee, Inc. was acquired by Intel Corporation (“Intel”, or “the Parent”, or “parent”) forming the basis of the Intel Security Group (“Predecessor”).

Financial information as of and for the fiscal year ended December 31, 2016 and for the period from January 1, 2017 through April 3, 2017 (collectively the “Predecessor period”), was derived from the consolidated financial statements and accounting records of Intel as if the business had operated on a standalone basis and was prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The combined statements of operations and comprehensive loss for the Predecessor period reflect allocations of general corporate expenses from Intel, including but not limited to finance, human resources, procurement, information technology, and other shared services. These allocations were made on a direct-usage basis when identifiable, with the remainder allocated on the basis of proportionate revenue, headcount, or other relevant measures and were considered to be a reasonable reflection of the services provided by Intel. The allocations may not, however, reflect the expenses the Predecessor would have incurred as a stand-alone company for the periods presented. Actual costs that may have been incurred if the Predecessor had operated as a stand-alone company would depend on a number of factors, including the chosen organizational structure, the outsourcing of certain functions, and other strategic decisions.

In addition to the cost of support functions, the Predecessor employees participated in various Intel compensation and benefit plans. A portion of those plan costs, based on actual headcount of active, retired, and other former employees, was included in the accompanying combined financial statements. These costs are not necessarily indicative of costs that would have been incurred had the Predecessor operated on a stand-alone basis.

The combined balance sheets include the assets and liabilities that were specifically identifiable or otherwise attributable or allocable to the Predecessor. During the Predecessor period, Intel maintained a centralized treasury function and performed cash management on the Predecessor’s behalf. The Predecessor periodically transferred cash to Intel and generally withheld enough to meet working capital needs. Cash transfers between Intel and the Predecessor were reflected as a component of net parent investment (“NPI”) in the combined balance sheets. The cash balances included in the combined balance sheets may not reflect the cash balances the Predecessor would have held as a stand-alone company.

During the Predecessor period, all intercompany transactions within the combined businesses of the Predecessor have been eliminated. Intercompany transactions between the Predecessor and Intel were considered to be effectively settled in the combined financial statements at the time the transactions were recorded. The total net effect of the settlement of these intercompany transactions were reflected within net parent investment in the combined balance sheets and within net transfers to parent within financing activities in the combined statements of cash flows.

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Successor

On April 3, 2017, TPG VII Manta Holdings, L.P., now known as Manta Holdings, L.P. (“Manta”) purchased from Intel a majority interest in Foundation Technology Worldwide LLC (“FTW”), a Delaware limited liability company (“the Transaction”), of which Manta and a subsidiary of Intel are members (collectively the “Members”). Upon completion of the Transaction, Manta owned 51.0% and Intel retained 49.0% of the ownership of FTW. FTW, through ownership in various subsidiaries, wholly owns McAfee, LLC, a Delaware limited liability company, and its consolidated subsidiaries (collectively “McAfee”, the “Company”, “we”, “our”, “us” or “Successor”).

Financial information subsequent to the Transaction (the “Successor period”) includes the accounts of McAfee and was prepared in accordance with U.S. GAAP. All intercompany balances and transactions within McAfee have been eliminated in consolidation. Any transactions between McAfee and Intel, Manta or Manta’s owners are considered transactions with Members. We have reclassified certain prior period amounts to conform to our current period presentation.

Use of Estimates

The preparation of the consolidated financial statements required us to make certain estimates and judgments that affect the amounts reported. Actual results may differ materially from our estimates. The accounting estimates that required our most significant and subjective judgments include:

•	determining the fair value of each of the elements within multiple-element revenue transactions where vendor specific objective evidence is not available;

•

determining the nature and timing of satisfaction of performance obligations, assessing the material rights associated with it and determining the standalone selling price (“SSP”) of performance obligations;

•	determining our technology constrained customer life;

•	projections of future cash flows related to revenue-share and related agreements with our personal computer original equipment manufacturer partners;

•	fair value estimates for assets and liabilities acquired in business combinations;

•	the valuation and recoverability of identified intangible assets and goodwill;

•	recognition and measurement of foreign current and deferred income taxes as well as our uncertain tax positions;

•	fair value of our equity awards;

•	fair value of long-term debt and related swaps; and

•

allocation of expenses attributable to the Predecessor initially recorded by Intel and the determination of the Predecessor’s assets and liabilities otherwise recorded by Intel for the Predecessor period.

Fiscal Calendar

We maintain a 52- or 53-week fiscal year that ends on the last Saturday in December. Fiscal 2016 is a 53-week year starting on December 27, 2015 and ending on December 31, 2016. Period ended April 3, 2017 is a 13-week period starting on January 1, 2017. Period ended December 30, 2017 is a 39-week fiscal period starting on April 4, 2017. Fiscal 2018 is a 52-week year starting on December 31, 2017 and ending on December 29, 2018.

Functional Currency

Prior to the third quarter of 2015, the Predecessor’s functional currency was primarily the local currency in the respective country where the Predecessor’s legal entities resided. The assets and liabilities of foreign

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subsidiaries that used local currency as its functional currency were translated to U.S. dollar (“USD”) based on the current exchange rate prevailing at each balance sheet date and any resulting translation adjustments were included in accumulated other comprehensive loss. Revenues and expenses were translated into USD using the average exchange rates prevailing for each period presented. In addition, when a subsidiary entered into transactions that were denominated in currencies other than its functional currency, the assets and liabilities and revenue and expenses related to the transactions were translated into the functional currency, and any resulting gains or losses were recorded in the combined statements of operations and comprehensive income (loss).

Beginning in the third quarter of 2015, concurrent with restructuring various legal entities, transferring intellectual property rights, and revising foreign intercompany billing and operating structures, the Predecessor’s functional currency was determined to be USD and was prospectively accounted for as such. The USD-translated amounts of non-monetary assets and liabilities at the beginning of the third quarter of 2015 became the historical accounting basis for those assets and liabilities. As such, the accumulated other comprehensive loss as of December 26, 2015 of $549 million did not change in subsequent periods. After the Transaction, all amounts in accumulated other comprehensive loss were eliminated. Our functional currency for all of our subsidiaries in the Successor period is USD.

Note 2: Significant Accounting Policies

Revenue Recognition

We derive revenue from the sale of security products, subscriptions, software as a service (“SaaS”) offerings, support and maintenance, professional services, or a combination of these items, primarily through our indirect relationships with our partners or direct relationships with end customers through our internal sales force. On December 31, 2017, we adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, and all related updates (collectively, “ASC Topic 606”). Results for the reporting period beginning December 31, 2017 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported under ASC Topic 605.

We recognize revenue pursuant to the five-step framework within ASC Topic 606:

1.	Identify the contract(s) with a customer: Contracts are generally evidenced by a binding and non-cancelable purchase order or agreement that creates enforceable rights and obligations.

2.	Identify the performance obligations in the contract: Performance obligations are the promises contained in the contract to provide distinct goods or services.

3.	Determine the transaction price: The amount of consideration we expect to be entitled for transferring the promised goods and services to the customer.

4.	Allocate the transaction price to the performance obligations in the contract: SSP is determined for each performance obligation in the contract and a proportion of the overall transaction price is allocated to each performance obligation based on the relative value of its SSP in comparison to the transaction price except when a discount or variable consideration can be allocated to a specific performance obligation in the contract.

5.	Recognize revenue when (or as) we satisfy a performance obligation: Recognition for a performance obligation may happen over time or at a point in time depending on the facts and circumstances.

We generally consider our customer to be the entity with which we have a contractual agreement. This could be the end user, or when we sell products and services through the channel, our customer could be either the distributor or the reseller. As part of determining whether a contract exists, probability of collection is assessed on a customer-by-customer basis at the outset of the contract. Customers are subjected to a credit review process that evaluates the customers’ financial position and the ability and intention to pay.

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At contract inception, we assess the goods and services promised in our contracts with customers and identify a performance obligation for each promise to transfer to the customer a good or service (or bundle of goods or services) that is distinct—i.e., if a good or service is separately identifiable from other items in the bundled package and if a customer can benefit from it on its own or together with other resources that are readily available to the customer. To identify our performance obligations, we consider all of the goods or services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. Determining whether products and services are considered distinct performance obligations or should be combined to create a single performance obligation may require significant judgment. We recognize revenue when (or as) we satisfy a performance obligation by transferring control of a good or service to a customer.

The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer, adjusted for estimated variable consideration, if any. We typically estimate the transaction price impact of sales returns and discounts offered to the customers, including discounts for early payments on receivables, rebates or certain distribution partner incentives, including marketing programs. Constraints are applied when estimating variable considerations based on historical experience where applicable.

Once we have determined the transaction price, we allocate it to each performance obligation in a manner depicting the amount of consideration to which we expect to be entitled in exchange for transferring the goods or services to the customer (the “allocation objective”). If the allocation objective is met at contractual prices, no allocations are made. Otherwise, we allocate the transaction price to each performance obligation identified in the contract on a relative SSP basis, except when the criteria are met for allocating variable consideration or a discount to one or more, but not all, performance obligations in the contract.

To determine the SSP of our goods or services, we conduct a regular analysis to determine whether various goods or services have an observable SSP. If we do not have an observable SSP for a particular good or service, then SSP for that particular good or service is estimated using an approach that maximizes the use of observable inputs. We generally determine SSPs using various methodologies such as historical prices, expected cost plus margin, adjusted market assessment or non-standalone selling prices.

We recognize revenue as control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for the promised goods or services. Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities. Control of the promised goods or services is transferred to our customers at either a point in time or over time, depending on the performance obligation.

Nature of Products and Services

Certain of our perpetual software licenses or hardware with integrated software are not distinct from their accompanying maintenance and support, as they are dependent upon regular threat updates. Revenue for these products is recognized over time as control is transferred to the customer. These contracts typically contain a renewal option that we have concluded creates a material right for our customer. The license, and the corresponding material right performance obligation, are recognized over time, as control is transferred to the customer over the term of the technology constrained customer life.

Alternatively, certain of our perpetual software licenses, hardware appliances, or hardware with integrated software provide a benefit to the customer that is separable from the related support as they are not dependent upon regular threat updates. Revenue for these products is recognized at a point in time when control is transferred to our customers, generally at shipment. The related maintenance and support represent a separate performance obligation and the associated transaction price allocated to it is recognized over time as control is transferred to the customer.

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The nature of our promise to the customer to provide our SaaS offerings and time-based software licenses and related support and maintenance is to stand ready to provide protection for a specified or indefinite period of time. Maintenance and support in these cases are typically not distinct performance obligations as the licenses are dependent upon regular threat updates to the customer. Instead the maintenance and support is combined with a software license to create a single performance obligation. We typically satisfy these performance obligations over time, as control is transferred to the customer as the services are provided.

Revenue for professional services that are a separate and distinct performance obligation is recognized as services are provided to the customer.

Additional Revenue Recognition Considerations

Royalties and Managed Service Provider Revenues

Our original equipment manufacturer (“OEM”) and managed service provider (“MSP”) sales channels have revenues derived from sales- or usage-based royalties. Such revenue is excluded from any variable consideration and transaction price calculations and is recognized at the later of when the sale or usage occurs, or the performance obligation is satisfied or partially satisfied.

Consideration Payable to a Customer

We make various payments to our channel partners, which may include revenue share, product placement fees and marketing development funds. Costs that are incremental to revenue, such as revenue share, are capitalized and amortized over time as cost of sales. Product placement fees and marketing development funds are expensed in sales and marketing expense as the related benefit is received.

Under certain of our channel partner agreements, the partners pay us royalties on our technology sold to their customers, which we recognize as revenue in accordance with our revenue recognition policy. In these situations, the payments made to our channel partners are recognized as consideration paid to a customer, and thus are recorded as reductions to revenue up to the amount of cumulative revenue recognized from the contract with the channel partner during the period of measurement.

Payment Terms and Warranties

Our payment terms vary by the type and location of our customer and the products or services offered. The term between invoicing and when payment is due is not significant. For certain products or services and customer types, we require payment before the products or services are delivered to the customer.

We provide assurance warranties on our products and services. The warranty timeframe varies depending on the product or service sold, and the resolution of any issues is at our discretion to either repair, replace, reperform or refund the fee.

Contract Costs

Contract acquisition costs consist mainly of sales commissions and associated fringe benefits, as well as revenue share under programs with certain of our distribution partners. These costs would not have been incurred if the contract was not obtained and are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are capitalized and amortized over time in accordance with Accounting Standards Codification (“ASC”) 340-40.

Contract fulfillment costs consist of hardware and software and related costs. These costs are incremental and recoverable and are capitalized and amortized on a systematic basis that is consistent with the pattern of

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transfer of the goods and services to which the asset relates. We typically recognize the initial commissions that are not commensurate with renewal commissions over the longer of the customer relationship (generally estimated to be four to five years) or over the same period as the initial revenue arrangement to which these costs relate. Renewal commissions paid are generally amortized over the renewal period.

ASC Topic 605

Prior to December 31, 2017, we recognized revenue under ASC Topic 605, when all of the following criteria had been met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) fee is fixed or determinable, and collectability is probable. For multiple-element arrangements that include perpetual software licenses, support, and/or services, we allocated fair value to each element based on vendor-specific objective evidence (“VSOE”). If VSOE was available, we recognized when the element was delivered. If VSOE was not available for the delivered element, we applied the residual method and recognized revenue for the difference between the total arrangement fee and the aggregate fair value of the undelivered elements.

For software and non-software multiple-element arrangements, we allocated revenue using the relative selling price method to the software elements as a group and on-software elements based on the following selling price hierarchy: (1) VSOE of fair value, (2) third-party evidence (“TPE”), and (3) best estimate of selling price (“BESP”). We then allocated the arrangement within the software group using the residual method. When we were unable to establish a selling price using VSOE or TPE, we used BESP to allocate the arrangement fees to the deliverables. We limited the amount of revenue recognized for delivered elements to an amount that was not contingent upon future delivery of additional products/services or meeting any specified performance conditions.

We recognized product revenue at the time of shipment, provided all other revenue recognition criteria had been met. We recognized service, support, and subscriptions revenue ratably over the contractual period, which typically ranged from one to three years.

Our professional services typically consist of training and implementation services. We do not typically enter into transactions that provide for significant production, modification, or customization of our software. Professional service revenue was recognized as the services are performed or, if required, upon customer acceptance.

We enter into revenue-sharing agreements with our strategic partners, primarily PC OEMs who load trial or subscription versions of the Company’s products onto their hardware products. We share a percentage of the revenue we receive from the end customer upon trial-to-paid conversion or upon renewal of a paid subscription. We accrued for revenue-sharing agreements within accounts payable and other accrued liabilities in the consolidated balance sheets, which totaled $95 million as of December 30, 2017.

We have various marketing programs with our business partners who we consider customers and reduced revenue by the cash consideration given, which was presumed to be a reduction of the selling price. We deferred costs of revenue related to revenue-sharing and royalty arrangements and commissions and recognized these costs over the service period of the related revenue which was typically over one to three years. Deferred costs totaled $124 million and $22 million for current and non-current assets, respectively, as of December 30, 2017.

Advertising Expenses

Marketing programs that are facilitated through third parties not considered customers are expensed as incurred. Total advertising expenses were $56 million, $13 million, $175 million, and $232 million for the fiscal year ended December 31, 2016, period ended April 3, 2017, nine months ended December 30, 2017 and year ended December 29, 2018, respectively.

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Accounts Receivable

We record accounts receivable at the invoiced amount and maintain an allowance for doubtful accounts to reserve for potentially uncollectible receivables. We review accounts receivable to identify specific customers with known disputes or collectability issues and maintain an allowance for all other receivables not included in the specific reserve by applying a set percentage for projected uncollectible amounts to the accounts receivable balance. In determining this percentage, judgment based on historical collection experience and current economic trends is applied. We recorded an allowance for doubtful accounts of $3 million and $1 million as of December 30, 2017 and December 29, 2018, respectively.

Goodwill

Goodwill is recorded as the excess of consideration transferred over the acquisition-date fair values of assets acquired and liabilities assumed and primarily comprises the goodwill arising from the Transaction. We assign goodwill to our reporting units based on the relative fair value expected at the time of the acquisition (Note 9).

We perform an annual impairment assessment on the first day of the third month in the fourth quarter or more frequently if indicators of potential impairment exist, which includes evaluating qualitative and quantitative factors to assess the likelihood of an impairment of a reporting unit’s goodwill. For reporting units in which this assessment concludes that it is more likely than not that the fair value is more than its carrying value, goodwill is not considered impaired and we are not required to perform the quantitative goodwill impairment test.

For reporting units in which the impairment assessment concludes that it is more likely than not that the fair value is less than its carrying value, we perform the quantitative goodwill impairment test, which compares the fair value of the reporting unit to its carrying value. Impairments, if any, are based on the excess of the carrying amount over the fair value. Our goodwill impairment test considers the income method and/or market method to estimate a reporting unit’s fair value.

Identified Intangible Assets

We amortize all finite-lived intangible assets that are subject to amortization over their estimated useful life of economic benefit on a straight-line basis (Note 9).

For significant intangible assets subject to amortization, we perform a quarterly assessment to determine whether facts and circumstances indicate that the useful life is shorter than we had originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, we assess recoverability by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining useful lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets. If an asset’s useful life is shorter than originally estimated, we accelerate the rate of amortization and amortize the remaining carrying value over the updated, shorter useful life.

For our intangible assets not subject to amortization, we perform an annual impairment assessment on the first day of the third month in the fourth quarter, or more frequently if indicators of potential impairment exist, to determine whether it is more likely than not that the carrying value of the asset may not be recoverable. If necessary, a quantitative impairment test is performed to compare the fair value of the indefinite-lived intangible asset with its carrying value. Impairments, if any, are based on the excess of the carrying amount over the fair value of the asset.

Research and Development

Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility is established. Research and development costs include salaries and benefits of

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researchers, supplies, and other expenses incurred during research and development efforts. Development costs are capitalized beginning when a product’s technological feasibility has been established and ending when the product is available for general release to customers. Technological feasibility is reached when the product reaches the working-model stage. To date, new products and enhancements generally have reached technological feasibility and have been released for sale at substantially the same time. All research and development costs to date have been expensed as incurred except for software subject to a hosting arrangement.

Software development costs of both internal-use applications and software sold subject to hosting arrangements are capitalized when we have determined certain factors are present, including factors that indicate technology exists to achieve the performance requirements, the decision has been made to develop internally versus buy and our management has authorized the funding for the project. Capitalization of software costs ceases when the software is substantially complete and is ready for its intended use and capitalized costs are amortized over their estimated useful life of three to five years using the straight-line method. When events or circumstances indicate the carrying value of internal use software might not be recoverable, we assess the recoverability of these assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows.

Equity-Based and Cash-Based Awards

Following the Transaction, our Board of Members (“Board”) approved the adoption of the Foundation Technology Worldwide LLC 2017 Management Incentive Plan (the “2017 Incentive Plan”). The 2017 Incentive Plan provides for the grant of Management Incentive Units (“MIUs”), Management Equity Participation Units (“MEPUs”), Cash Restricted Stock Units (“CRSUs”) and Class A Units (including by way of RSUs, settleable upon vesting in Class A Units or in cash) to employees and service providers. We currently provide various equity-based and cash-based compensation to those whom, in the opinion of the Board, are in a position to make a significant contribution to our success.

Equity-based compensation cost is measured at the grant date based on the fair value of the award and cash-based compensation cost is re-assessed at each reporting period. Both types of awards are recognized as expense over the appropriate service period. Determining the fair value of equity-based and cash-based awards requires considerable judgment, including assumptions and estimates of the following:

•	fair value of the unit;

•	life of the award;

•	volatility of the unit price; and

•	dividend yield

Due to us not having sufficient historical volatility, we use the historical volatilities of publicly traded companies which are similar to us in size, stage of life cycle and financial leverage. We will continue to use this peer group of companies unless a situation arises within the group that would require evaluation of which publicly traded companies are included or once sufficient data is available to use our own historical volatility. In addition, for awards where vesting is dependent upon achieving certain operating performance goals, we estimate the likelihood of achieving the performance goals. For goals dependent upon a liquidity event, we will not recognize any expense until the event occurs. Differences between actual results and these estimates could have a material effect on the consolidated financial results. We recognize forfeitures as they occur.

After the close of the Transaction, our employees are no longer eligible for Intel Awards (as defined below). Prior to the transaction, Intel’s stockholders approved the adoption of the Intel Corporation 2006 Equity Incentive Plan. The plan provides for the grant of stock options, stock appreciation rights, restricted stock, and restricted stock units (collectively “Intel Awards”) to eligible full-time and part-time employees and non-employee directors. These awards generally vested over three or four years. Stock options generally expire seven

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years from the date of grant. Awards were generally granted with only a time-vesting requirement, but may have had certain performance and/or market conditions required for vestings.

All outstanding Intel Awards were replaced with fixed cash payouts (“retention awards”) or unvested Class A Unit awards (Note 11). After the close of the Skyhigh Networks, Inc. (“Skyhigh”) acquisition (Note 5), Skyhigh employees are no longer eligible for Skyhigh’s equity incentive plan and all outstanding awards were replaced with retention awards or unvested Class A unit awards.

The Predecessor used the straight-line attribution method to recognize stock-based compensation over the service period of the award. The Predecessor eliminated deferred tax assets for Intel RSUs and stock options with multiple vesting dates for each vesting period on a first-in, first-out basis as if each vesting period was a separate award. Forfeitures are estimated based on a historical forfeiture rate.

Derivative and Hedging Instruments

The fair values of each of our derivative instruments are recorded as an asset or liability on a net basis at the balance sheet date within other current or long-term assets or liabilities. We do not use derivative financial instruments for speculative trading purposes.

To reduce the interest rate risk inherent in variable rate debt, we entered into certain interest rate swap agreements to convert a portion of our variable rate borrowing into a fixed rate obligation (Note 14). These interest rate swap agreements fix the London Interbank Offered Rate (“LIBOR”) portion of the US dollar denominated variable rate borrowings. Accordingly, to the extent the cash flow hedge is effective, changes in the fair value of interest rate swaps will be included within Accumulated other comprehensive income in the consolidated balance sheet. Hedge accounting will be discontinued when the interest rate swap is no longer effective in offsetting cash flows attributable to the hedged risk, the interest rate swap expires or the cash flow hedge is dedesignated because it is no longer probable that the forecasted transaction will occur according to the original strategy. When hedge accounting is discontinued, any related amounts previously included in Accumulated other comprehensive income would be reclassified to Interest and other expense, net, within the consolidated statements of operations and comprehensive loss.

We may manage our exposure to foreign exchange rates through the use of derivative financial instruments. We did not have any foreign exchange hedges as of December 30, 2017 and December 29, 2018.

Income Taxes

Predecessor

Income taxes as presented herein attribute current and deferred income taxes of Intel to the Predecessor’s combined financial statements in a manner that is consistent with the asset and liability method prescribed by the Financial Accounting Standards Board guidance Accounting Standards Codification 740—Income Taxes. For purposes of these combined financial statements, the Predecessor’s income tax expense and other income tax-related information is computed and reported using the separate return method as if the Predecessor had filed its own tax returns separate from the Intel entities for the periods presented. As a result, actual tax transactions included in the consolidated financial statements of Intel may not be included in the combined financial statements of the Predecessor. Similarly, the tax treatment of certain items reflected in the combined financial statements of the Predecessor may not be reflected in the consolidated financial statements and tax returns of Intel.

The taxable income of the Predecessor entities was historically included in Intel’s consolidated tax returns, where applicable in jurisdictions around the world. As such, separate income tax returns were not prepared for many of the Predecessor entities. Current income tax payables were deemed to have been settled immediately with Intel and offset through NPI.

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The Predecessor computed the provision for income taxes under the asset and liability method, which required the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that were included in the financial statements. Under this method, deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities were measured as of the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences were expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities was recognized in income in the period that includes the enactment date.

The realization of deferred tax assets depended upon the existence of sufficient taxable income, of appropriate character, within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances were established when the Predecessor determined, based on available information, that it was more likely than not that deferred tax assets would not be realized. Significant judgment was required in determining whether valuation allowances should be established, as well as the amount of such allowances.

The Predecessor recorded accruals for uncertain tax positions when it was believed to be more likely than not that the tax position would not be sustained on examination by the tax authorities based on the technical merits of the position. The Predecessor made adjustments to these accruals when facts and circumstances changed, such as the closing of a tax audit or the refinement of an estimate. The provision for income taxes includes the effects of adjustments for uncertain tax positions, as well as any related interest and penalties.

Successor

FTW is a pass through entity for U.S. federal income tax purposes and will not incur any federal income taxes either for itself or its U.S. subsidiaries that are also pass through or disregarded subsidiaries. Taxable income or loss for these entities will flow through to its respective Members for U.S. tax purposes. FTW does have certain U.S. and foreign subsidiaries that are corporations and are subject to income tax in their respective jurisdiction. The provision for income taxes is calculated under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements.

Earnings per unit/share

Basic earnings per unit is computed by dividing net income/loss by the weighted average number of units outstanding for the period. Diluted earnings per units reflects the potential dilution of units that could participate in earnings, but not units that are anti-dilutive.

Note 3: Recent Accounting Standards

Recently Adopted Accounting Standards

Standard Description	Adoption Considerations	Effect on Financial Statements
Financial instruments. This standard is intended to adjust the way companies report financial instruments and simplifies documentation requirements to apply hedge accounting. (ASU 2016-03)	We early adopted this standard at the beginning of fiscal year 2018 on a prospective basis.	This standard did not have a material impact on our consolidated financial statements and related disclosures.

Definition of a business. This standard provides additional guidance, clarification, and modification to	We early adopted this standard at the beginning of fiscal year 2018.	This standard did not have a material impact on our

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Standard Description	Adoption Considerations	Effect on Financial Statements
determine whether a purchase is a business combination or asset acquisition. (ASU 2017-01)		consolidated financial statements and related disclosures.

Derivatives and hedging. This standard is intended to better align an entity’s risk management activities and financial reporting of our hedging relationships through changes to the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. (ASU 2017-12)	We early adopted this standard at the beginning of fiscal year 2018.	This standard did not have a material impact on our consolidated financial statements and related disclosures as we did not apply hedge accounting to any derivatives as of the end of the combined year 2017. Hedges we entered into after the combined year 2017 are accounted for under the new guidance.

Goodwill. This standard is to simplify the subsequent measurement of goodwill by eliminating Step 2 of the goodwill impairment test. (ASU 2017-04)	We early adopted this standard at the beginning of fiscal year 2018 on a prospective basis.	This standard did not have a material impact on our consolidated financial statements and related disclosures.

Share-based payment modification. This standard is intended to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. (ASU 2016-09)	We early adopted this standard at the beginning of fiscal year 2018 on a prospective basis.	This standard did not have a material impact on our consolidated financial statements and related disclosures.

Pension and post-retirement benefits. This standard is intended to adjust the way companies report expenses related to pensions and post-retirement benefits. All components of net periodic benefit cost, excluding service cost, will be excluded from operating profit (loss). (ASU 2017-07)	We early adopted this standard at the beginning of fiscal year 2018 on a prospective basis. The presentation adjustment has been applied on a retrospective basis, being applied back to the Transaction date of April 3, 2017. The capitalization component has been applied on a prospective basis.	This standard did not have a material impact on our consolidated financial statements and related disclosures.

Revenue Recognition—Contracts with Customers. This standard was issued to achieve a consistent application of revenue recognition within the U.S., resulting in a single revenue model to be applied by reporting companies under GAAP. Under the new model, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for	We adopted this standard during the fourth quarter of 2018 using a modified retrospective approach with an effective date as of the beginning of the 2018 fiscal year.	Refer to Note 4 for the effect on financial statements.

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Standard Description	Adoption Considerations	Effect on Financial Statements
those goods or services. In addition, the new standard requires reporting companies to disclose the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. (ASU 2014-09)

Recently Issued Accounting Standards

Standard Description	Adoption Considerations	Effect on Financial Statements
Leases. This standard is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheets and disclosing key information about leasing arrangements. (ASU 2016-02 and all related updates)	We are required to adopt this standard as of the beginning of the fiscal year 2020. We will early adopt this standard during fiscal year 2019 using a modified retrospective approach with the cumulative effect of initially applying it recognized at the date of initial application.	We expect the valuation of right of use assets and lease liabilities, previously described as operating leases, to be the present value of our forecasted future lease commitments and recorded on our consolidated balance sheets, resulting in increases of approximately $81 million to both total assets and total liabilities.

Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This standard is intended to align the recognition of implementation costs with the fees associated with the cloud computing arrangement that is a service contract as current GAAP does not specifically address this. (ASU 2018-15)	We are required to adopt this standard as of the beginning of the fiscal year 2021. We are currently reviewing potential to early adopt this standard during fiscal year 2020.	We anticipate this standard may have a material impact on our consolidated financial statements and related disclosures, but we are unable to estimate or quantify the impact of this standard at this time.

Note 4: Revenue from Contracts with Customers

On December 31, 2017, we adopted ASC Topic 606, using the modified retrospective method, applied to those contracts which were not completed as of the adoption date. We recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings.

The below table summarizes the impact of the cumulative effect opening balance adjustment by affected line item:

(in millions)	Balance as of December 30, 2017	Adjustments	Opening Balance as of December 31, 2017
Deferred costs(1)	$124	$17	$141
Deferred tax assets, less current portion	51	2	53
Other long-term assets(1)	50	20	70
Deferred revenue(2)	1,260	77	1,337
Deferred revenue, less current portion(2)	433	(9)	424
Accumulated deficit	(607)	(29)	(636)

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(1)

ASC Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers (“ASC Subtopic 340-40”) requires us to recognize contract costs on a systematic basis that is consistent with the transfer of the goods or services to which the asset relates. Depending on the nature of the sale to which the cost relates, we may be required to amortize the cost over the technology constrained customer life rather than the contract period of the related revenue.

(2)

Certain license, hardware and support performance obligations and the corresponding material right performance obligation are accounted for together and are recognized on a straight-line basis over the term of the technology constrained customer life. See Note 2. This generally results in a portion of the consideration received for the license and initial support performance obligation being deferred and recognized over the longer of the technology constrained customer life or the contract term.

Impacts on Financial Statements

The following tables summarize the impacts of the adoption of ASC Topic 606 on our consolidated financial statements.

Consolidated balance sheet as of December 29, 2018 (in millions):

	As reported ASC Topic 606	Balances without the adoption of ASC Topic 606	Effect of Change
Assets
Current assets:
Deferred costs	$165	$147	$18
Other current assets	75	74	1
Total current assets	1,055	1,036	19

Deferred tax assets	54	52	2
Other long-term assets	117	60	57
Total assets	6,369	6,291	78

Liabilities and equity
Current liabilities:
Accounts payable and accrued liabilities	295	293	2
Deferred revenue	1,455	1,466	(11)
Total current liabilities	1,937	1,946	(9)

Deferred revenue, less current portion	652	476	176
Total liabilities	6,840	6,673	167

Equity:
Total retained earnings	(1,148)	(1,059)	(89)
Total liabilities and equity	6,369	6,291	78

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Consolidated statement of operations and comprehensive loss for the year ended December 29, 2018 (in millions):

	As reported ASC Topic 606	Balances without the adoption of ASC Topic 606	Effect of Change
Net revenue	$2,409	$2,507	$(98)
Cost of sales	840	852	(12)

Gross profit	1,569	1,655	86
Operating expenses	1,742	1,768	(26)

Operating loss	(173)	(113)	(60)

Net loss before income tax provision	(450)	(390)	(60)
Net loss	(512)	(452)	(60)
Comprehensive loss	(510)	(450)	(60)

There were no differences to the totals of operating, investing, or financing cash flows on the consolidated statement of cash flows between the amounts as reported and the balances without the adoption of ASC Topic 606.

Deferred Revenue

During 2018, we recognized $1,240 million in revenue from our beginning deferred revenue balance. We added $38 million to deferred revenue due to effect of business combinations (Note 5). An additional $15 million has been recognized from deferred revenue due to changes in estimates resulting from a release of revenue under reserve for a single customer in connection with such customer’s right under certain circumstances to claw-back revenue from us within twelve months of payment.

Transaction Price Allocated to the Remaining Performance Obligations

As of December 29, 2018, we have $2,269 million in estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied), which includes deferred revenue and amounts that will be billed and recognized as revenue in future periods. We expect to recognize revenue on approximately 68% over the next 12 months, 29% in the next 13 to 36 months, with the remaining balance recognized thereafter.

We apply the optional exemption to not disclose variable consideration that is allocated entirely to wholly unsatisfied performance obligations or promises to transfer a distinct good or service that form part of a single performance obligation, and to not disclose variable consideration that is a sales-based or usage-based royalty promised in exchange for a license of intellectual property.

Contract Costs

As of December 29, 2018, the balance of capitalized acquisition costs was $228 million, reflected in the consolidated balance sheet as $156 million in Deferred costs and $72 million in Other long-term assets. Amortization expense for the fiscal year ended December 29, 2018 was $224 million. There were no impairment losses in relation to capitalized acquisition costs for the year ended December 29, 2018.

As of December 29, 2018, the balance of capitalized fulfillment costs was $26 million, reflected in the consolidated balance sheet as $9 million in Deferred costs and $17 million in Other long-term assets. Amortization expense for the fiscal year ended December 29, 2018 was $11 million. There were no impairment losses in relation to capitalized fulfillment costs for the year ended December 29, 2018.

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Note 5: Acquisition / Business Combination and Divestiture

Predecessor

Divestiture

In the first quarter of fiscal year 2016, the Predecessor completed the divestiture of the Next Generation Firewall Business, recognizing a gain of $38 million reflected in Gain on divestiture, net in the combined statements of operations and comprehensive loss. The Next Generation Firewall Business was historically part of the Enterprise operating segment.

Successor

Acquisition Overview

Under the acquisition method of accounting, the total purchase consideration is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. Accordingly, the assets acquired and liabilities assumed are recorded at their respective fair values as of the date of the acquisition, with the residual consideration transferred recorded as goodwill. The determination of the fair values of the acquired assets and assumed liabilities requires significant judgment, including estimates impacting the determination of estimated lives of tangible and intangible assets, and the calculation of the fair value of inventory, property and equipment, deferred revenue and identified intangible assets. The fair values were determined primarily using the income method using Level 3 inputs (Note 14).

Transaction Overview

Our consolidated financial statements reflect the Transaction that occurred on April 3, 2017, which was accounted for as a business combination. The Transaction was accounted for in accordance with the acquisition method of accounting for business combinations with Manta as the acquirer. The related acquisition costs were expensed by both Manta as the accounting acquirer and Intel as the seller and equity contributor. The Company has elected to apply push down accounting as a result of the change in ownership of the Company.

The final allocation of the purchase price was as follows:

(in millions)
Net working capital	$315
Property and equipment	177
Identified intangible assets (Note 9)	3,248
Deferred revenue	(1,195)
Deferred income taxes, net	48
Other assets and liabilities, net	(1)

Net identifiable assets acquired	$2,592
Goodwill	1,762

Total purchase price allocation	$4,354

Goodwill is primarily attributable to expected synergies in our subscription offerings and cross-selling opportunities and it is not deductible for tax purposes.

Skyhigh Networks, Inc. Overview

On January 3, 2018, we acquired 100% of the equity of Skyhigh Networks, Inc. (“Skyhigh”), enabling us to integrate their leading cloud access security broker technology within our product offerings. We acquired

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Skyhigh at a purchase price of $590 million, primarily funded through new debt issuance (Note 12), net of cash received. An additional amount will be recognized as deferred cash and equity in the period in which certain key employees provide required continuing service. The Skyhigh acquisition is accounted for as a business combination.

As of December 29, 2018, the final allocation of the purchase price is as follows:

(in millions)
Net working capital	$7
Property and equipment	1
Identified intangible assets (Note 9)	96
Deferred revenue	(30)
Deferred income taxes, net	(131)

Net identifiable assets acquired	$(57)
Goodwill	647

Total purchase price allocation	$590

Goodwill is primarily attributable to expected synergies and cross-selling opportunities. Goodwill is not deductible for tax purposes. The results of operations of Skyhigh have been included in the our consolidated statement of operations subsequent to the date of acquisition on January 3, 2018 and we recognized $61 million in net revenue and $112 million of operating loss before taxes related to Skyhigh through the fiscal year ended December 29, 2018.

Supplemental pro-forma information

If we had acquired Skyhigh on January 1, 2017, the Predecessor’s total Net Revenue and Loss Before Taxes on a pro-forma basis for the period ended April 3, 2017 would have been approximately $594 million and $99 million, respectively and the our total Net Revenue and Loss Before Taxes on a pro-forma basis for the nine months ended December 30, 2017 would have been approximately $1,515 million and $657 million, respectively.

In arriving at these pro-forma figures, our results of operations were combined with Skyhigh results of operations and then adjusted to give pro-forma effect to:

•	lower Skyhigh deferred revenue recognition, due to fair value adjustment of deferred revenue balances;

•	additional accruals for retention bonuses;

•	amortization of acquired intangible assets; and

•	additional interest expense from the Company’s additional borrowings on 1st Lien Term Loans

The pro-forma results are presented for illustrative purposes only and are not necessarily indicative of or intended to represent the results that would have been achieved had the acquisition been completed on January 1, 2017. For example, the pro-forma results do not reflect any operating efficiencies and associated cost savings that we might have achieved with respect to the acquisitions.

TunnelBear Inc. Overview

On February 26, 2018, we acquired certain assets and liabilities of TunnelBear, Inc. (“TunnelBear”), enabling us to integrate their leading consumer VPN technology within our own product suite. The TunnelBear acquisition is accounted for as a business combination. We acquired those assets and liabilities for a purchase price of $25 million with an additional amount recognized as deferred cash in the period in which certain key employees provide required continuing service. $11 million of the purchase price relates to identified intangible assets (Note 9). $17 million of goodwill is deductible for tax purposes.

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Pro forma results of operations and historical results of operations subsequent to purchase date have not been presented as the results and financial position of Tunnelbear were not material to our financial position or results of operations as of or for the year ended December 29, 2018.

Deferred Cash and Equity

In connection with the purchase of Skyhigh, we issued 540,000 Class A units with a fair value of $42.69 to certain employees with a holdback provision (“Restricted Class A Units”). Since this holdback provision is akin to a service condition, we will recognize expense for these units over the time period in which the restrictive holdback provision expires over 2 years past the acquisition date (“Restricted Class A Unit Vesting”). Additionally, in connection with our acquisitions during the year ended December 29, 2018, we are required to make deferred cash payments of $59 million over the service period required to be completed by certain employees. Deferred cash and equity is recognized as compensation cost. As of December 29, 2018, our outstanding deferred cash and equity, as it relates to our acquisitions is as follows:

(in millions)
Outstanding deferred cash and equity balance at December 30, 2017	$—
Accruals	39
Restricted Class A Unit Vesting	(9)
Cash payment	(17)

Outstanding deferred cash and equity balance at December 29, 2018	$13

As of December 29, 2018, we have unrecognized expense relating to deferred cash and equity of $43 million. Deferred cash is recorded within Accrued compensation and benefits and Other long-term liabilities on the consolidated balance sheets for amounts due in the next 12 months and amounts due after 12 months, respectively. Deferred equity is recorded within Members’ equity on the consolidated balance sheets.

Note 6: Transactions with Members and Related Parties

Predecessor

During fiscal year 2016 and the period ended April 3, 2017, the Predecessor engaged in transactions with Intel and other Intel subsidiaries.

Intel used a centralized approach for its treasury activities. Receivables due from and payables due to Intel arising from intercompany loan arrangements, periodic bank account sweeps, tax payments, and other similar related-party transactions were considered to be effectively settled in the combined financial statements at the time the transactions were recorded. The total net effect of the settlement of these related-party transactions were reflected as net transfers to parent in the combined statements of cash flow. Corporate allocations related to finance, human resources, procurement, information technology, and other shared services and other costs incurred on behalf of the Predecessor by Intel were expensed and reflected as a component of net parent investment in the combined balance sheets.

Transactions with related parties were as follows:

(in millions)	Year Ended December 31, 2016	Period Ended April 3, 2017
Cash management and general financing activities	$(497)	$(100)
Corporate allocations	296	68
Share-based compensation	95	23
Income tax benefits	38	8

Total net transfer to parent	$(68)	$(1)

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A reconciliation of net transfers to parent in the Combined (Predecessor) / Consolidated (Successor) Statement of Members’ Equity to the corresponding amount presented on the Combined (Predecessor) / Consolidated (Successor) Statements of Cash Flows for all periods presented for the Predecessor period was as follows:

(in millions)	Year Ended December 31, 2016	Period Ended April 3, 2017
Net transfers to parent (Equity)	$(68)	$(1)
Share-based compensation	(95)	(23)
Proceeds from sales of shares	(28)	(14)
Other	23	3

Total net transfer to parent (Cash Flows)	$(168)	$(35)

Successor

To execute the Transaction, Intel contributed non-cash assets and liabilities into FTW and FTW issued a $1,500 million unsecured note payable (the “Company Note”) to Intel. Manta acquired $1,622 million of equity in FTW from Intel, of which $700 million was converted to Redemption Units that were mandatorily redeemable and had no conversion feature. In September 2017, we paid the Company Note of $1,500 million and Redemption Units of $700 million in full, including accrued interest of $61 million and $29 million, respectively, primarily from funds acquired from the credit facility (Note 12).

We also entered into additional agreements with Intel, which included a $45 million cashless “Excess Separation Note” to fund anticipated separation costs to be paid by Intel in executing our separation and a $250 million revolving credit facility to support working capital needs. In May 2017, we paid the Excess Separation Note of $45 million and accrued interest of $1 million.

During the nine months ended December 30, 2017, we made two distributions to our Members consisting of $50 million as reimbursement for certain Transaction related costs incurred and a $1,512 million distribution in connection with the credit facility (Note 12). These distributions were reflected as a reduction of Members’ equity.

Our Intel Receivable, net consisted of the following:

(in millions)	As of December 30, 2017	As of December 29, 2018
Intel Receivable(1)
Excess Separation Note outstanding	$20	$—
Operating expenses	11	—
Tax indemnity	18	12

Total	$49	$12

Intel Payable(1)
Tax indemnity	$(22)	$(8)

Total	(22)	(8)

Total, net(2)	$27	$4

(1)	We have the contractual right of offset of our receivables and payables with Intel.
(2)

As of December 30, 2017, $27 million is recorded Other current assets on the consolidated balance sheets. As of December 29, 2018, $2 million and $6 million are recorded in Accounts payable and other current liabilities and Other long-term assets on the consolidated balance sheets, respectively.

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Other transactions with related parties are as follows:

	Nine Months Ended	Fiscal Year Ended
(in millions)	December 30, 2017	December 29, 2018
Sales with related parties:
Intel	$19	$3
Manta Affiliates	8	5
Other	2	1

Total	$29	$9

Payments to related parties:
Intel	$41	$7
Intel Affiliates	6	—
Manta Owners	8	7
Manta Affiliates	25	36
Other	—	3

Total	$80	$53

We had these additional transactions with companies who partially own Manta (“Manta Owners”) and companies owned or partially owned by the Manta Owners (“Manta Affiliates”) or Intel (“Intel Affiliates”) and therefore qualify as related parties. These transactions include sales of our products and purchases of various goods or services. Revenue from the sales transactions are recognized in accordance with our revenue recognition policy.

Note 7: Operating Segments

We have two operating segments, which also represent our reporting units:

•	Enterprise—Includes computer solutions for small and medium-sized businesses, large enterprises, and governments.

•	Consumer—Includes security solutions for consumers.

We manage our business activities primarily based on a product-segmentation basis and whether they serve consumers or enterprises. The Chief Operating Decision Maker (“CODM”) allocates resources to and assesses the performance of each operating segment largely using information about its net revenue and other performance measures.

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The CODM does not evaluate operating segments using discrete asset information. We allocate all shared expenses to the operating segments. Significant information by segment is as follows:

	(Predecessor)		(Successor)
(in millions)	Fiscal Year Ended December 31, 2016(1)	Period Ended April 3, 2017(1)	Nine Months Ended December 30, 2017(1)	Fiscal Year Ended December 29, 2018
Net revenue:
Enterprise	$1,418	$328	$860	$1,248
Consumer	969	258	630	1,161

Total	$2,387	$586	$1,490	$2,409

Depreciation and amortization:
Enterprise	$169	$42	$173	$260
Consumer	102	18	213	283

Total	$271	$60	$386	$543

Operating income (loss):
Enterprise	$(188)	$(120)	$(359)	$(280)
Consumer	136	47	(47)	107

Total	$(52)	$(73)	$(406)	$(173)

(1)	Prior period amounts have not been adjusted under the modified retrospective method of ASC 606.

A significant portion of the operating segments’ operating expenses are derived from shared resources including research and development, accounting, real estate, information technology, treasury, human resources, procurement and other corporate infrastructure expenses. We allocated these operating expenses to the operating segments based on the estimated utilization of services provided to or benefits received by the operating segments.

Prior to fiscal year 2018, we allocated shared expenses of our administrative functions, including finance, accounting, human resources, legal, operations, information technology and facilities to our reportable segments using a head count ratio of directly attributable employees. Effective fiscal year 2018, the allocation metrics were changed to be based on direct identification for segment specific sites and analysis for each shared function using drivers, including surveyed time, head count or revenue mix from each segment. However, based on our best estimate, the change in allocation would have resulted in $39 million higher costs allocated to the Consumer segment and $39 million lower costs allocated to the Enterprise segment for the nine months ended December 30, 2017.

Revenue by geographic region based on the sell-to address of the end-users is as follows:

	(Predecessor)		(Successor)
(in millions)	Fiscal Year Ended December 31, 2016(1)	Period Ended April 3, 2017(1)	Nine Months Ended December 30, 2017(1)	Fiscal Year Ended December 29, 2018
United States	$1,221	$302	$764	$1,252
Other	1,166	284	726	1,157

Total net revenue	$2,387	$586	$1,490	$2,409

(1)	Prior period amounts have not been adjusted under the modified retrospective method of ASC 606.

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Customer Information

There was no end-user Customer that represented 10% or more of the Company’s total net revenue or accounts receivable, net, for the year ended and as of December 31, 2016, the period ended as of April 3, 2017, the nine months ended and as of December 30, 2017 and the year ending and as of December 29, 2018.

Many of our revenue transactions are conducted through distributors. As such, we had three distributors which exceeded 10% of our revenue or accounts receivable:

	Total Revenue
	(Predecessor)		(Successor)
(in percent)	Fiscal Year Ended December 31, 2016	Period Ended April 3, 2017	Nine Months Ended December 30, 2017	Fiscal Year Ended December 29, 2018
Ingram Micro Inc.	15%	15%	19%	15%
Arrow Electronics, Inc.	7%	7%	13%	9%
Tech Data Corporation	10%	10%	11%	8%

	Total Accounts Receivable
	As of December 30, 2017	As of December 29, 2018
(in percent)	Accounts receivable	Accounts receivable
Ingram Micro Inc.	21%	25%
Arrow Electronics, Inc.	10%	11%
Tech Data Corporation	8%	7%

Note 8: Restructuring and Transition Charges

Restructuring charges generally include significant actions impacting the way we manage our business. Employee severance and benefit charges are largely based upon substantive severance plans, while some charges result from mandated requirements in certain foreign jurisdictions. These charges include items such as employee severance, ongoing benefits, and excess payroll costs directly attributable to the restructuring plan. Transition charges include legal, advisory, consulting and other costs directly incurred due to the Transaction and are generally paid when incurred. For the nine months ended December 30, 2017, transition charges were $63 million and $14 million for enterprise and consumer segments, respectively. For the fiscal year ended December 29, 2018 transition charges were $6 million and $1 million for enterprise and consumer segments, respectively. During the Predecessor period, Transition charges were paid by Intel on behalf of the Predecessor and were recorded as an increase to net parent investment (Note 6). Restructuring and transition charges are as follows:

	(Predecessor)		(Successor)
(in millions)	Fiscal Year Ended December 31, 2016	Period Ended April 3, 2017	Nine Months Ended December 30, 2017	Fiscal Year Ended December 29, 2018
Employee Severance and Benefits	$23	$(4)	$39	$27
Facility Restructuring	—	—	7	2
Transition Charges	32	70	77	7

Total	$55	$66	$123	$36

In July 2017, we announced a Program to better align ourselves around our core business. As part of the Program, we have incurred employee severance and benefit and facility restructuring costs of $39 million and

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$7 million, respectively, recorded in restructuring and transition charges in the consolidated statements of operations and comprehensive income in the nine months ended December 30, 2017. In January 2018, we announced the second phase of the Program to further our alignment toward core business. During the year ended December 29, 2018, we incurred additional employee severance and benefit and facility restructuring costs of $27 million and $2 million, respectively.

As of December 29, 2018, substantially all of the outstanding employee severance and benefits balances are expected to be paid within the next 12 months. The balance of our restructuring activities are as follows:

(in millions)	Enterprise	Consumer	Total
Employee Severance and Benefits
As of April 4, 2017, Successor	$2	$1	$3
Additional accruals	32	7	39
Cash payments	(31)	(7)	(38)

As of December 30, 2017, Successor	3	1	4
Additional accruals	22	5	27
Cash payments	(24)	(6)	(30)

As of December 29, 2018, Successor	$1	$—	$1

Facility Restructuring
As of April 4, 2017, Successor	$—	$—	$—
Additional accruals	6	1	7
Cash payments	—	—	—

As of December 30, 2017, Successor	6	1	7
Additional accruals	2	—	2
Cash payments	(4)	(1)	(5)

As of December 29, 2018, Successor	4	—	4

Total	$5	$—	$5

Note 9: Goodwill and Intangible Assets, Net

Predecessor

Goodwill

During the fourth quarter of fiscal year 2016, the Predecessor completed an annual impairment assessment and concluded that goodwill was not impaired. During the period ended April 3, 2017, the Predecessor completed an impairment assessment and concluded that goodwill was not impaired.

Intangible Assets, Net

Intangible assets subject to amortization

Amortization expense of identified intangible assets was as follows:

(in millions)	Location	Fiscal Year Ended December 31, 2016	Period Ended April 3, 2017
Customer relationships	Amortization of intangibles	$194	$40
Developed technology	Cost of sales	2	1
Licensed technology	Cost of sales	4	1

Total amortization expense		$200	$42

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For the fiscal year ended December 31, 2016 and period ended April 3, 2017, there were no capitalized research and development activities to complete software assets which we intend to sell under hosting arrangements.

Successor

Goodwill

Goodwill activity was as follows:

(in millions)	Consumer	Enterprise	Total
Balance as of April 4, 2017	$950	$758	$1,708
Purchase price allocation adjustments(1)	49	3	52

Balance as of December 30, 2017	999	761	1,760
Additions (Note 5)	17	647	664
Purchase price allocation adjustments(1)	2	—	2

Balance as of December 29, 2018	$1,018	$1,408	$2,426

(1)	Adjustments to the goodwill recorded as a result of the Transaction.

During the fourth quarter, we performed our annual impairment assessment. No impairment loss for goodwill or intangibles was recorded during the nine months ended December 30, 2017 or during the fiscal year ended December 29, 2018.

Intangible Assets, Net

Intangible assets subject to amortization

Identified intangible assets subject to amortization are as follows:

(in millions)	Customer relationships and other	Acquired and developed technology	Total
Gross Asset Value
As of April 4, 2017(1)	$1,436	$1,091	$2,527
Purchase price allocation adjustments	(34)	2	(32)
In-process research and development placed in service	—	23	23

As of December 30, 2017	1,402	1,116	2,518
Accumulated Amortization
As of April 4, 2017	—	—	—
Amortization	(167)	(172)	(339)

As of December 30, 2017	(167)	(172)	(339)

Net book value as of December 30, 2017	$1,235	$944	$2,179

(1)	Weighted average useful life of customer relationships and others and acquired and developed technology is 7 years and 5 years, respectively.

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GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

(in millions)	Customer relationships and other	Acquired and developed technology	Total
Gross Asset Value
As of December 30, 2017	$1,402	$1,116	$2,518
Additions (Note 5)(1)	50	57	107
In-process research and development placed in service	—	39	39

As of December 29, 2018	1,452	1,212	2,664
Accumulated Amortization
As of December 30, 2017	(167)	(172)	(339)
Amortization	(232)	(252)	(484)

As of December 29, 2018	(399)	(424)	(823)

Net book value as of December 29, 2018	$1,053	$788	$1,841

(1)

Weighted average useful life of customer relationships and other acquired in connection to Skyhigh and TunnelBear is 8 years and 4 years, respectively. Weighted average useful life of acquired technology acquired in connection to Skyhigh and TunnelBear is 5 years and 4 years, respectively.

Intangible assets not subject to amortization

Identified intangible assets not subject to amortization are as follows:

(in millions)	In-process research and development(1)	Brand	Total
As of April 4, 2017	$56	$697	$753
Additions	4	—	4
In-process research and development placed in service	(23)	—	(23)

As of December 30, 2017	37	697	734
Additions	3	—	3
In-process research and development placed in service	(39)	—	(39)

As of December 29, 2018	$1	$697	$698

(1)

From time to time, we engage in research and development activities to complete software assets which we intend to sell under hosting arrangements (Note 2). $3 million and $4 million of capital expenditures were added to in-process research and development during the nine months ended December 30, 2017 and the year ended December 29, 2018, respectively. Due to project completion, $23 million and $39 million of in-process research and development has been placed in service during the nine months ended December 30, 2017 and the year ended December 29, 2018, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Based on identified intangible assets that are subject to amortization as of December 29, 2018, we expect future amortization expense to be as follows:

(in millions)	Customer relationships and other	Acquired and developed technology	Total
2019	$224	$245	$469
2020	221	213	434
2021	154	178	332
2022	131	88	219
2023	104	51	155
Thereafter	219	13	232

Total	$1,053	$788	$1,841

Note 10: Property and Equipment

Predecessor

The Predecessor computed depreciation using the straight-line method over the estimated useful life of 10-25 years for buildings and 3-5 years for computer equipment and software. Depreciation expense was $71 million for the fiscal year 2016 and $18 million for the period ended April 3, 2017.

For the year ended December 31, 2016 and period ended April 3, 2017, the Predecessor depreciation expense was $71 million and $18 million, respectively.

Successor

Property and equipment, net was as follows:

(in millions)	As of December 30, 2017	As of December 29, 2018
Land, buildings and leasehold improvements	$58	$74
Computer equipment, software and other	156	197
Construction in progress	11	14

Total property and equipment	225	285
Less: accumulated depreciation	(47)	(107)

Total property and equipment, net	$178	$178

We computed depreciation using the straight-line method over the estimated useful life of 10-25 years for buildings and 2-5 years for computer equipment, software and other. For the nine months ended December 30, 2017 and year ended December 29, 2018, our depreciation expense was $47 million and $60 million, respectively. For the nine months ended December 30, 2017, our capital expenditures were $49 million which includes $6 million of accrued capital expenditures and $8 million funded by Intel. For the year ended December 29, 2018, our capital expenditures were $60 million which include $5 million of accrued capital expenditures.

Note 11: Employee Incentive / Benefit Plans

Predecessor

The estimated fair value of Intel RSUs with time-based vesting was based on the value of Intel common stock on the date of grant, reduced by the present value of dividends expected to be paid on Intel shares of common stock prior to vesting.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

The weighted-average estimated value of Intel RSU grants based on the weighted-average assumptions for each fiscal year and period was as follows:

	December 31, 2016	April 3, 2017
Estimated values	$29.83	$36.39
Expected life (in years)	n/a	n/a
Risk-free interest rate	0.9%	1.4%
Dividend yield	3.3%	2.9%
Volatility	23%	23%

Restricted Stock Unit Awards

Intel RSU activity was as follows:

	Number of Intel RSUs (in Millions)	Weighted Average Grant-Date Fair Value
Balance as of December 26, 2015	6.7	$28.06
Granted	3.3	29.83
Vested	(3.0)	26.67
Forfeited	(0.8)	27.55

Balance as of December 31, 2016	6.2	$29.74
Granted	—	$36.39
Vested	(0.2)	$28.2
Forfeited	(0.3)	$29.11

Balance as of April 3, 2017	5.7	$29.83
Expected to vest as of April 3, 2017	5.1	$29.83

The aggregate fair value of vested awards was $98 million as of December 31, 2016 and $6 million as of April 3, 2017. This represents the market value of Intel common stock on the date that the Intel RSUs vested. The grant-date fair value of awards that vested was $81 million as of December 31, 2016 and $4 million as of April 3, 2017.

Stock Option Awards

As of December 31, 2016, stock options outstanding that have vested and are expected to vest were as follows:

	Number of Options (in Millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Average Intrinsic Value (in Millions)(1)
As of December 31, 2016:
Vested	0.9	$20.38	2.5	$14
Expected to vest	0.1	$24.39	3.9	$1

Total	1.0	$20.78	2.6	$15

As of April 3, 2017:
Vested	0.7	$20.44	2.3	$11
Expected to vest	—	$24.68	3.7	$—

Total	0.7	$20.44	2.3	$11

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

(1)

Aggregate intrinsic value represents the difference between the exercise price and the closing price of Intel’s common stock on December 30, 2016 and March 31, 2017 ($36.27 and $36.07, respectively), as reported on The NASDAQ Global Select Market, for all in-the-money options outstanding.

During the fiscal year 2016 and period ended April 3, 2017, 0.4 million and 0.1 million options were exercised with a weighted-average exercise price of $20.43 and $20.23, respectively. As of April 3, 2017, 0.8 million options were outstanding with a weighted-average exercise price of $20.81 and a weighted-average remaining contractual life of outstanding of 2.4 years.

The aggregate intrinsic value of stock option exercises by the Predecessor employees was $6 million as of December 31, 2016 and $2 million as of April 3, 2017. This represents the difference between the exercise price and the value of Intel common stock at the time of exercise.

Successor

Retention Awards

The activities of retention awards within Accrued compensation and benefits on our consolidated balance sheets were as follows:

(in millions)
Balance as of April 4, 2017	$88
Accruals, net of forfeitures	42
Cash payments	(101)

Balance as of December 30, 2017	$29
Accruals, net of forfeitures	36
Cash payments	(51)
Reclass to Intel Receivable (Note 6)	(3)

Balance as of December 29, 2018	$11

As of December 29, 2018, our remaining unrecognized compensation costs related to the retention awards were $37 million with a remaining weighted-average period of 1.0 year.

Class A Unit Awards

RSU activity was as follows:

	Number of Units (in millions)	Weighted Average Grant-Date Fair Value
Balance as of April 4, 2017	—	$—
Elected to be settled in units	1.0
Grants	0.3
Forfeited	(0.2)

Balance as of December 30, 2017	1.1	$17.35
Grants	0.5
Vested	(0.7)
Forfeited	(0.1)

Balance as of December 29, 2018	0.8	$27.16

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

As of December 29, 2018, our unrecognized compensation costs related to the Class A Unit grants was $15 million with a remaining weighted-average service period of 2.2 years.

Management Incentive and Equity Participation Unit Awards

We granted MIUs and MEPUs to certain employees. The time-based awards’ fair value was calculated using the Black-Scholes model. The performance-based awards’ fair value was calculated using Monte Carlo simulations. The performance-based portion of both awards and the time-based portion of the MEPUs require a qualifying liquidity event to vest. As of December 29, 2018, a qualifying liquidity event is not a probable event and thus, both the performance-based awards and the time-based portion of the MEPUs have not been recognized in compensation costs.

Management Incentive Units

MIU activity was as follows:

	Time-based		Performance-based
	Number of Units (in millions)	Weighted Average Grant-Date Fair Value	Number of Units (in millions)	Weighted Average Grant-Date Fair Value
Balance as of April 4, 2017	—	$—	—	$—
Grants	1.1	9.87	1.1	2.61
Vested	(0.1)	9.87	—	—
Forfeited	—	—	—	—

Balance as of December 30, 2017	1.0	$9.87	1.1	$2.61
Grants	0.8	15.14	0.8	6.73
Vested	(0.2)	10.41	—	—
Forfeited	(0.2)	9.47	(0.3)	2.61

Balance as of December 29, 2018	1.4	$12.50	1.6	$4.57

As of December 29, 2018, unrecognized compensation costs of the time-based awards were $16 million with a remaining weighted average service period of 3.4 years. The unrecognized compensation costs of the performance-based awards is $7 million.

The weighted average estimated value of the time-based portion of MIUs granted during the nine months ended December 30, 2017 and year ended December 29, 2018 was valued using the Black-Scholes model with the following inputs:

	As of December 30, 2017	As of December 29, 2018
Estimated values	$23.93	$42.69 - $43.39
Expected life (in years)	5.0	3.69 - 4.68
Risk-free interest rate	1.8%	2.2% - 2.91%
Dividend yield	0.0%	0.0%
Volatility	45.0%	40.35% - 43.31%

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Management Equity Participation Units

MEPU activity as of December 29, 2018 was as follows:

	Number of Time-based Units	Number of Performance- based Units
	(in millions)
Balance as of April 4, 2017	—	—
Grants	0.8	0.8

Balance as of December 30, 2017	0.8	0.8
Grants	0.7	0.7
Time-vested	(0.2)	—
Forfeited	(0.2)	(0.2)

Balance as of December 29, 2018	1.1	1.3

MEPUs are explicitly cash-settled only upon a qualifying liquidity event, subject to satisfying the underlying vesting requirements. The time-based MEPUs have a service period of four or five years from the initial grant date. As of December 29, 2018, the estimated fair value was $25 million for the time-based MEPUs. The performance-based MEPUs had an estimated fair value of $55 million using market data as of March 2019. Upon a qualifying liquidity event, the cumulative time-vested MEPUs fair value will be recognized in compensation costs immediately and the remainder will be recognized ratably over the remaining service period.

Cash RSU (“CRSU”)

CRSUs are awards similar to MEPUs, with the exception that these awards do not have a return threshold. As a qualifying liquidity event is not a probable at this time, no expense has been recognized. CRSU activity is as follows:

Number of Units
(in thousands)
Balance as of December 30, 2017	—
Grants	64
Time-vested	(4)
Forfeited	(11)

Balance as of December 29, 2018	49

Defined Contribution Plans

We provide tax-qualified retirement contribution plans in the United States for the benefit of all full-time employees. The plans are designed to provide employees with an accumulation of funds for retirement on a tax-deferred basis. Additionally, our operations in certain countries require we make payments to defined contribution plans for the benefit of our employees. Under the United States’ 401k and the foreign countries’ various defined contribution plans, we expensed $20 million, $7 million, $22 million and $32 million during the fiscal year ended December 31, 2016, period ended April 3, 2017, nine months ended December 30, 2017 and fiscal year ended December 29, 2018, respectively.

Defined Benefit Plans

In certain jurisdictions outside the United States, we are required to provide a defined benefit obligation and certain post-retirement benefits. As of December 30, 2017 and December 29, 2018 , our net benefit obligation of $10 million and $9 million, respectively, is included within Other long-term liabilities on the consolidated balance sheet.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Note 12: Debt

(in millions)	As of December 30, 2017	As of December 29, 2018
1st Lien USD Term Loan(1)	$2,499	$2,751
1st Lien Euro Term Loan(2)	599	837
2nd Lien USD Term Loan(3)	581	535

Subtotal	3,679	4,123
Unamortized deferred financing costs	(8)	(15)
Current installments of long-term debt	(31)	(36)

Long-term debt, net	$3,640	$4,072

(1)	During the year ended December 29, 2018, the weighted average interest rate was 6.47%
(2)	During the year ended December 29, 2018, the weighted average interest rate was 4.18%
(3)	During the year ended December 29, 2018, the weighted average interest rate was 10.59%

Long-term debt

As of December 29, 2018, the material terms of our outstanding debt is as follows:

Debt	Issue Date	Issue Principal	Interest Rate(1)	Interest Payment Frequency	Maturity Date
1st Lien	November 2018	$2,801	375 pts above LIBOR	Monthly	September 2024
1st Lien	November 2018	€741	350 pts above EURIBOR	Quarterly	September 2024
2nd Lien	September 2017	$600	850 pts above LIBOR	Monthly	September 2025

(1)	Our LIBOR and Euro Interbank Offered Rate (“EURIBOR”) interest rates have a floor of 0%.

Recapitalization

In September 2017, McAfee, LLC entered into the credit facility which contains two 1st Lien Secured Term Loans of $2,555 million and €507 million due September 29, 2024, a $500 million revolving credit facility (with a letter of credit sublimit of $50 million) due September 29, 2022 and a 2nd Lien Secured Term Loan of $600 million due September 29, 2025. The two 1st Lien term loans were issued at a discount to par at a price of 97.99% and 98.49% for the USD and Euro portions, respectively. The 2nd Lien Term Loan was issued at a discount to par at a price of 96.83%. We recognized debt issuance costs of $9 million and $2 million for the term loans and revolving credit facility, respectively. The discount and issuance costs will be amortized over the life of the respective term loans into Interest and other expense, net, in the consolidated statements of operations and comprehensive income. The credit facility is secured by all of the assets of McAfee, LLC and of its direct and indirect subsidiaries.

Proceeds from the credit facility were used to prepay debt and interest due to Members and make a distribution to our Members in September 2017.

Skyhigh Acquisition Debt

On January 3, 2018, in order to finance the acquisition of Skyhigh (Note 5), McAfee, LLC entered into an increase of our term loans under the 1st Lien Credit Facility. We increased our 1st Lien USD Term Loan by $324 million and our 1st Lien Euro Term Loan by €150 million, issued at a discount to par at a price of 99.60% and 99.98%, respectively and recognized issuance costs of $10 million. The discount and issuance costs are being amortized over the life of the respective term loans into Interest and other expense, net, in the consolidated

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

statements of operations and comprehensive income. This increase does not change the material terms of our financing arrangements. Substantially all of the U.S. assets acquired by us (Note 5) have been added to the security pledge.

Our 1st Lien Term Loans have an amortization of 0.25% of principal per quarter. During the nine months ended December 30, 2017, we paid $6 million and €1 million in principal payments on our 1st Lien USD Term loan and 1st Lien Euro Term Loan, respectively. During the year ended December 29, 2018, we paid $79 million and €7 million in principal payments on our 1st Lien USD Term Loan and 1st Lien Euro Term Loan, respectively.

During the nine months ended December 30, 2017, we paid $53 million and €5 million in interest payments on our long-term debt obligations. During the year ended December 29, 2018, we paid $250 million and €28 million in interest payments on our long-term debt obligations.

Modification of Debt

On November 1, 2018, we modified the material terms of our 1st Lien USD and Euro Term Loans, as well as reduced the outstanding principal by $50 million and increased outstanding principal by €90 million, respectively. As a result, we recorded refinancing fees of $3 million within Interest and other expense, net on the consolidated statements of operations and comprehensive income. Additionally, on November 1, 2018, we made a prepayment on our 2nd Lien Term Loan of $50 million. In connection with the prepayment, we recorded refinancing fees of $2 million within Interest and other expense, net on the consolidated statements of operations and comprehensive income.

As of December 29, 2018, our debt repayment obligations for the five succeeding fiscal years and thereafter are as follows:

(in millions)
2019	$36
2020	37
2021	36
2022	37
2023	36
2024 and thereafter	4,007

Total debt repayment obligations	$4,189

Revolving Credit Facility

As of December 30, 2017 and December 29, 2018, we had no letters of credit nor borrowings outstanding under our revolving credit facility. The commitment fee for the unused portion of the revolving credit facility varies from 0.25% up to 0.50%, and the LIBOR margin of the outstanding borrowings and letters of credit varies from 4.00% to 4.50%, respectively, based upon our 1st Lien Net Leverage Ratio as defined in the credit facility agreement (“1st Lien Net Leverage Ratio”). As of December 29, 2018, our commitment fee was 0.50%.

On November 1, 2018, we modified our revolving credit facility and lowered our LIBOR margin of the outstanding borrowings and letters of credit of 4.00% to 4.50% to the reduced amount of 3.25% to 3.75%. We also lowered the interest rate floor from 1% to 0%. No other material terms have changed.

Debt Covenants and Restrictions

Our credit facilities contain customary covenants, including a customary springing financial maintenance covenant under our revolving credit facility, events of default and change of control provisions. In the event we

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

have outstanding loans and letters of credit under the revolving credit facility of more than $175 million at our reporting date (other than cash collateralized letters of credit and up to $30 million of undrawn letters of credit), we are required to maintain a 1st Lien Net Leverage Ratio less than or equal to 6.30 or be placed in default of our revolving credit facility.

We may be required to make a mandatory prepayment in excess of the 0.25% per quarter amortization of the 1st Lien Term Loans. The 1st Lien Credit Facility requires us to make a mandatory prepayment from 25% up to 50% of our excess cash flow, as defined by the 1st Lien Credit Facility (“excess cash flow”), in the event our 1st Lien Net Leverage Ratio exceeds 2.5 and the excess free cash flow mandatory prepayment exceeds $35 million in the annual reporting period. Any voluntary prepayments of the 1st Lien Term Loans or 2nd Lien Term Loans that we make will offset excess cash flow mandatory prepayments.

Failure to comply with these covenants, or the occurrence of any other event of default, could result in acceleration of the borrowings and other financial obligations. We are not in default of any of our debt obligations as of December 29, 2018 and have not been required to make any additional prepayments above the 0.25% per quarter amortization.

Note 13: Income Tax

Predecessor

During the Predecessor period, the provision for income taxes was calculated under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the combined financial statements.

The Predecessor’s income tax expense and other income tax-related information was computed and reported using the separate return method. The cutoff method, with respect to measurement of current and deferred taxes, was utilized for the period ended April 3, 2017.

The tax provision for the fiscal year ended December 31, 2016 and the period ended April 3, 2017 was $64 million and $8 million, respectively. Income taxes paid for the year ended December 31, 2016 and the period ended April 3, 2017 was $73 million and $6 million, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

The domestic and foreign components of income before taxes and the provision for taxes consisted of the following:

(in millions, except tax rates)	Fiscal Year Ended December 31, 2016	Period Ended April 3, 2017
Income (loss) before taxes:
U.S.	$(263)	$(131)
Non-U.S.	232	60

Total income (loss) before taxes	(31)	(71)

Provision for tax expense (benefit):
Current:
Federal	8	(2)
State	1	—
Non-U.S.	65	20

Total current provision for tax expense	74	18
Deferred provision for tax expense (benefit):
Federal	5	1
State	—	—
Non-U.S.	(15)	(11)

Total deferred provision for tax expense	(10)	(10)

Total provision for tax expense	$64	$8

Effective tax rate	(206.5)%	(11.3)%

The difference between the Predecessor’s tax provision and the tax provision computed at the U.S. federal statutory income tax rate for each period was as follows:

(in millions)	Fiscal Year Ended December 31, 2016	Period Ended April 3, 2017
Income taxes computed at the U.S. federal statutory rate	$(11)	$(25)
Non-U.S. income taxed at different rates	(62)	(16)
State tax expense (benefit)	(8)	(3)
U.S. taxation on foreign earnings	10	11
Other permanent items	10	2
U.S. foreign tax credits	(11)	(5)
U.S. research and development credits	(10)	(2)
Amortization of taxes on intercompany sale	9	2
Foreign withholding taxes	18	2
Foreign currency translation	3	—
Rate change	2	—
Change in uncertain tax positions	(2)	(3)
Change in valuation allowance	112	45
Other	4	—

Provision for income taxes	$64	$8

The difference in the Predecessor’s tax as computed at the U.S. federal statutory rate and tax provision was primarily driven by the U.S. loss for which a full valuation allowance has been recorded and income in foreign jurisdictions with rates that vary from the U.S. In addition, the Predecessor recognized a tax benefit offset by a change in the valuation allowance upon management’s decision to indefinitely reinvest certain prior years’ non-U.S. income during the fiscal year 2015.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Deferred and Current Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized for financial reporting purposes and their corresponding tax bases. Under the separate return method, the Predecessor was assumed to file hypothetical separate returns with the tax authorities and reports deferred taxes on temporary differences and on any carryforwards that it would claim on its hypothetical return. Accordingly, the deferred tax balances include carryforwards for attributes generated by the Predecessor and utilized by Intel, as well as hypothetical carryforwards for attributes not utilized on a separate return basis.

The Predecessor had a full valuation allowance of $682 million as of December 31, 2016 and $727 million as of April 3, 2017, against U.S. federal and state net deferred tax assets, primarily related to deferred income and hypothetical net operating loss and credit carryforwards, which were calculated on a separate return basis. Historically, all tax attributes generated by the Predecessor had been utilized by Intel and, therefore, did not exist in the consolidated financial statements and tax returns of Intel. The valuation allowance was based on the Predecessor’s assessment that the deferred tax assets are not more likely than not to be realized.

The Predecessor had not recognized U.S. income tax on $2.4 billion of undistributed earnings for certain non-U.S. subsidiaries as of December 31, 2016 and $2.4 billion of undistributed earnings for certain non-U.S. subsidiaries as of April 3, 2017. Determination of the amount of any unrecognized deferred income tax liability on this temporary difference was not practicable because of the complexities of the hypothetical calculation. The Predecessor intended to indefinitely reinvest the earnings and other basis differences for certain non-U.S. subsidiaries in those operations.

For the periods presented, the Predecessor’s operations were included in the returns of the Parent in multiple jurisdictions. Current income tax payables were deemed to have been settled immediately with Intel and offset through net parent investment. For jurisdictions in which the Predecessor does file tax returns separate from the Parent, a current income tax receivable of $5 million and $5 million as of December 31, 2016 and April 3, 2017, respectively, was included in other current assets. Current income tax payable of $15 million and $20 million as of December 31, 2016 and April 3, 2017, respectively, was included in other accrued liabilities.

During all fiscal years and the period presented, the Predecessor recognized interest and penalties related to unrecognized tax benefits within the provision for taxes in the combined statements of operations and comprehensive operations. The additional accrual for interest and penalties related to unrecognized tax benefits was insignificant in fiscal year 2016.

The Predecessor’s tax policy is to comply with the laws, regulations, and filing requirements of all jurisdictions in which we conduct business. The Predecessor regularly engages in discussions and negotiations with tax authorities regarding tax matters in various jurisdictions. Although the timing of the resolutions and/or closures of audits is highly uncertain, it is reasonably possible that certain U.S. federal and non-U.S. tax audits may be concluded within the next 12 months, which could significantly increase or decrease the balance of the Predecessor’s gross unrecognized tax benefits. However, the estimated impact on income tax expense and net income is not expected to be material.

Successor

FTW is a pass through entity for U.S. federal income tax purposes and will not incur any federal income taxes either for itself or its U.S. subsidiaries that are also pass through or disregarded subsidiaries. Taxable income or loss for these entities will flow through to its respective Members for U.S. tax purposes. FTW does have certain U.S. and foreign subsidiaries that are corporations and are subject to income tax in their respective jurisdiction. The provision for income taxes is calculated under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Income (loss) before income taxes expense includes the following components:

(in millions)	Nine Months Ended December 30, 2017	Fiscal Year Ended December 29, 2018
U.S.	$(649)	$(548)
Non-U.S.	75	98

Total income (loss) before income taxes expense	$(574)	$(450)

The provision for income tax expense (benefit) consists of the following:

(in millions)	Nine Months Ended December 30, 2017	Fiscal Year Ended December 29, 2018
Current:
Federal	$—	$—
State	—	3
Non-U.S.	34	49

Total current	34	52
Deferred:
Federal	—	4
State	(1)	1
Non-U.S.	—	5

Total deferred	(1)	10

Total provision for income tax expense (benefit)	$33	$62

The difference between the Company’s tax provision and the tax provision computed at the U.S. federal statutory income tax rate for each period was as follows:

(in millions)	Nine Months Ended December 30, 2017	Fiscal Year Ended December 29, 2018
Income taxes computed at the U.S. federal statutory rate	$(201)	$(94)
Non-U.S. income taxed at different rates	8	33
State tax expense (benefit)	(1)	4
Partnership earnings flow through to partners	227	121
Other	—	(2)

Provision for income taxes	$33	$62

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

The components of the deferred tax assets and liabilities are as follows:

(in millions)	As of December 30, 2017	As of December 29, 2018
Deferred tax assets:
Accrued compensation and other benefits	$7	$7
Deferred income	42	48
Net operating losses	8	40
Credits	—	7
Other	1	3

Total deferred tax assets	58	105
Deferred tax liabilities:
Licenses and intangibles	(3)	(5)
Unremitted earnings of non-US subsidiaries	(3)	(3)
Investment in partnership	—	(177)
Other	(3)	(6)

Total deferred tax liabilities	(9)	(191)
Valuation allowance	—	—

Net deferred tax asset (liability)	$49	$(86)

Our deferred tax assets were primarily comprised of deferred revenue in certain foreign jurisdictions and are expected to be fully realized as the related entities are expected to have future income. Our deferred tax liabilities were primarily comprised of outside basis difference as a result of the Skyhigh Networks, Inc. (“Skyhigh”) acquisition (Note 5). The tax provision for the nine months ended December 30, 2017 and year ended December 29, 2018 was $33 million and $62 million, respectively, largely comprised of withholding tax and non-U.S. income tax. Income taxes paid for the nine months ended December 30, 2017 and year ended December 29, 2018 was $29 million and $49 million, respectively. A portion of net income taxes has been indemnified by Intel (Note 6).

A reconciliation of the aggregate changes in the balance of gross unrecognized tax benefits for nine months ended December 30, 2017 and fiscal year 2018 was as follows:

(in millions)	Nine Months Ended December 30, 2017	Fiscal Year Ended December 29, 2018
Beginning gross unrecognized tax benefits	$7	$10
Settlements with taxing authorities	—	(1)
Increases in tax positions for prior years	2	1
Decreases in tax positions for prior years	—	(1)
Increases in tax positions for current year	1	3

Ending gross unrecognized tax benefits	$10	$12

As part of the 2017 transaction, only the unrecognized tax benefits of the foreign entities transferred to FTW. Thus, the ending gross unrecognized tax benefits for the period ended April 3, 2017 of the Predecessor will not agree to the beginning gross unrecognized tax benefits for the nine months ended December 30, 2017 of the Successor. We recognize interest and penalties related to unrecognized tax benefits within the provision for taxes on the consolidated statements of operations and comprehensive income.

We consider many factors when evaluating and estimating our tax positions, which may require periodic adjustments and may not accurately anticipate actual outcomes. Tax position recognition is a matter of judgment

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based on the individual facts and circumstances of our position evaluated in light of all available evidence. As of December 30, 2017 and December 29, 2018, we had uncertain tax positions of $11 million and $14 million, including interest and penalties, respectively, recorded within Other long-term liabilities on the consolidated balance sheet. In the next 12 months, it is reasonably possible to have an audit closure or statue expirations in one of our foreign jurisdictions. We do not believe the amount to have a significant impact to our consolidated financial statements. A portion of uncertain taxes positions has been indemnified by Intel (Note 6).

In December 2017, the Tax Cuts and Jobs Act of 2017 (the “Act”) was signed into law, making significant changes to the Internal Revenue Code. As a result of our structure being predominately pass through, the effect of the Act does not have a material impact on our financial statements.

We are subject to taxation in the U.S. and various state and foreign jurisdictions. As of December 29, 2018, with few exceptions, we are no longer subject to review by the state and local taxing authorities prior to 2012 and foreign taxing authorities prior to 2005.

Note 14: Fair Value of Financial Instruments and Interest Rate Swaps

Fair Value of Financial Instruments

For assets and liabilities that are measured using quoted prices in active markets (Level 1), total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs, discounts or blockage factors. Assets and liabilities that are measured using significant other observable inputs are valued by reference to similar assets or liabilities (Level 2), adjusted for contract restrictions and other terms specific to that asset or liability. For these items, a significant portion of fair value is derived by reference to quoted prices of similar assets or liabilities in active markets. For all remaining assets and liabilities, fair value is derived using other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques (Level 3) and not based on market exchange, dealer or broker traded transactions. These valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The fair value of our financial instruments are as follows:

	Level 1	Level 2	Level 3
	(in millions)
As of December 30, 2017
Financial instruments not carried at fair value:
Long-term debt, gross of discounts and deferred issuance costs (Note 12)	$—	$3,746	$—
Financial instruments carried at fair value:
Facility restructuring (Note 8)	$—	$—	$7
Foreign currency swap	$—	$4	$—
As of December 29, 2018
Financial instruments not carried at fair value:
Long-term debt, gross of discounts and deferred issuance costs (Note 12)	$—	$4,075	$—
Financial instruments carried at fair value:
Facility restructuring (Note 8)	$—	$—	$4
Interest rate swaps	$—	$2	$—

The fair value of the debt is based on third party quotations and is therefore classified as Level 2. The fair value of our derivative financial instruments, including interest rate swaps and foreign currency swaps, are valued in the market using discounted cash flow techniques. These techniques incorporate Level 1 and Level 2 fair value measurement inputs such as spot rates, foreign currency exchange rates, and the instrument’s term, notional amount and discount rate. The fair value of our facility restructuring approximates carrying value and was calculated using lease payments and discount rates not observable in the market place and are classified as Level 3.

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The fair values of our financial instruments included in Cash and cash equivalents, Accounts receivable, net, Other current assets and Accounts payable and accrued liabilities on the consolidated balance sheets approximate their carrying amounts due to their short maturities. We measure the fair value of money market accounts, included in Cash and cash equivalents on the consolidated balance sheets, on a recurring basis and have classified as Level 1 because the fair value is measured with quoted prices in active markets. These amounts have been excluded from the table.

There were no transfers of assets or liabilities between fair value measurement. Transfers between fair value measurement levels are recognized at the end of the reporting period.

Interest Rate Swaps

On January 26, 2018, we entered into multiple interest rate swaps in order to fix the LIBOR portion of our USD denominated variable rate borrowings (Note 12). On November 1, 2018, in conjunction with our modification of the 1st Lien USD Term loan, we modified our outstanding interest rate swaps by changing the interest rate floor from 1% to 0% to match our 1st Lien USD Term loan. In connection with this change, we received a cash payment of $1 million. No other material terms have changed. As of December 29, 2018, the outstanding effective hedging arrangements were as follows:

Notional Value (in millions)	Effective Date	Expiration Date	Average Fixed Rate (in percentages)
$250	January 29, 2018	January 29, 2020	2.19%
$225	January 29, 2018	January 29, 2021	2.33%
$250	January 29, 2018	January 29, 2022	2.41%
$1,300	January 29, 2018	January 29, 2023	2.48%

As of December 29, 2018, we have recognized a $2 million gain related to the fair value of the interest rate swaps in Accumulated other comprehensive income on the consolidated balance sheets and $8 million expense, net, relating to interest payments in Interest and other expense, net on the consolidated statements of operations and comprehensive income. As of December 29, 2018, the gross amounts of our interest rate swaps, which are subject to master netting arrangements, were as follows:

(in millions)	Gross amounts recognized	Gross amount offset in Balance Sheets	Net amounts presented in Balance Sheets
Other current assets	$2	$—	$2
Other long-term assets	1	—	1
Other long-term liabilities	(1)	—	(1)

Note 15: Commitments and Contingencies

As of December 29, 2018, we have contractual obligations of $335 million that expire at various dates through 2030 and guarantees of $9 million that expire at various dates through 2028. Rental expense related to our facilities was $34 million and $32 million for the nine months ended December 30, 2017 and year ended December 29, 2018, respectively.

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As of December 29, 2018, the minimum contractual commitments under all non-cancelable leases with an initial term in excess of one year were as follows:

(in millions)
2019	$35
2020	25
2021	12
2022	9
2023	6
2024 and thereafter	22

Total	$109

We are a party to various legal proceedings that have arisen in the ordinary course of our business. At present, we do not expect that any ordinary course legal proceedings, individually or in the aggregate, will have a material adverse effect on our business, results of operations, financial condition or cash flows.

We also have agreed to indemnify and hold harmless Intel for certain losses actually incurred by Intel. Over the period beginning in July 2017 and continuing through March 2018, Intel has notified the Company of a number of employment-related lawsuits filed in multiple jurisdictions, many of which have been filed by former employees of Intel in Argentina. Intel has requested indemnification of its legal expenses and any awards, judgments or damages arising from the lawsuits. We have assumed the defense and control of all of the lawsuits, and have agreed with Intel to reserve our objections and defenses with respect to indemnification pending the final outcome of each proceeding. At present, we do not expect that these lawsuits, individually or in the aggregate, will have a material adverse effect on our business, results of operations, financial condition or cash flows.

In the ordinary course of our business, we are subject to examination by taxing authorities for both direct and indirect taxes in many of the domestic and foreign jurisdictions in which we operate. For non-U.S. tax returns, we are generally no longer subject to tax examinations for years prior to 2005. For U.S. state tax returns, we are no longer subject to tax examination for years prior to 2012. We are unable to make a reasonably reliable estimate as to when or if settlements with taxing authorities may occur. However, we do not anticipate that the resolution of these tax matters or any events related thereto will have a material adverse effect on our business, results of operations, financial condition or cash flows.

Note 16: Earnings Per Unit

	Historical	Historical
(in millions, except per unit data)	Nine Months Ended December 30, 2017	Fiscal Year Ended December 29, 2018
Net loss	$(607)	$(512)

Weighted average units outstanding—basic	92.3	93.4
Incremental units attributable to equity awards(1)	—	—

Weighted average units outstanding—diluted	92.3	93.4

Net loss per unit	$(6.58)	$(5.48)

(1)

2.5 million and 3.2 million units were excluded from dilution because their effects would have been anti-dilutive for the nine months ended December 30, 2017 and fiscal year ended December 29, 2018, respectively.

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Note 17: Pro Forma Financial Information (Unaudited)

Unaudited Pro Forma Tax

Unaudited pro forma financial information has been presented to disclose the pro forma income tax expense and net income attributable to Greenseer Holdings Corp., the registrant in the accompanying Registration Statement on Form S-1 (“Form S-1”) to register shares of Class A common stock of Greenseer Holdings Corp. The unaudited pro forma financial information reflects an adjustment to the provision for income taxes to reflect an effective tax rate of     %, which was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the     % portion of income before taxes that represents the economic interest in Foundation Technology Worldwide LLC that will be held by Greenseer Holdings Corp. upon completion of the Reorganization Transactions disclosed in the Form S-1, but before application of the proceeds of the offering. In addition, pro forma provision for income taxes includes the historical provision for income taxes of $             related to Foundation Technology Worldwide LLC. The sum of these amounts represents total pro forma provision for income taxes of $            .

Unaudited Pro Forma Net Loss Per Share

Pro forma basic and diluted net loss per share for the year ended December 29, 2018 has been computed to reflect the number of shares that will be outstanding after the Reorganization Transactions. The unaudited pro forma basic and diluted earnings per share for the fiscal year-ended December 29, 2018 does not give effect to the initial public offering and the use of proceeds therefrom. The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share for the fiscal year ended December 29, 2018 (in millions, except share and per share amounts):

Year ended December 29, 2018
Pro forma net loss per share, basic and diluted	$
Pro forma weighted-average shares of Class A common stock outstanding, basic and diluted	$
Weighted-average shares outstanding during the period
Shares issued in the offering necessary to pay member distributions

Pro forma weighted-average shares of Class A common stock

Note 18: Subsequent Events

In January 2019, we announced Transformation 2019 initiative, in which we are realigning our staffing across various departments. As part of the initiative, we have incurred employee severance and benefits costs of $12 million recorded in restructuring and transition charges in the consolidated statement of operations and comprehensive income for the period ended March 30, 2019.

In March 2019, we distributed $333 million to our Members that will be accounted for as a reduction to equity in 2019.

For the fiscal year ended December 29, 2018, subsequent events were evaluated through May 7, 2019, the date the consolidated financial statements were available for issue, except for the following, which is as of August 8, 2019 (unaudited).

Note 19: Subsequent Events (Unaudited)

On June 13, 2019, McAfee, LLC entered into an increase of our term loans under the 1st Lien credit facility. We increased our 1st Lien USD term loan by $300 million and our 1st Lien Euro term loan by €355 million,

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issued at a discount to par at a price of 99.24% and 99.50%, respectively and recognized issuance costs of $6 million. The discount and issuance costs are being amortized over the life of the respective term loans into Interest and other expense, net in the consolidated statements of operations and comprehensive income. Additionally, on June 13, 2019, we modified certain material terms of our 1st Lien and 2nd Lien credit facilities, including, but not limited to, refreshing certain baskets and permitting a distribution to our owners with the proceeds of the increase of our term loans under the 1st Lien credit facility. As a result, we capitalized consent fees of $12 million within Long-term debt, net on the consolidated balance sheets.

During the three months ended June 29, 2019, we made tax and excess cash distributions to our members of $706 million that will be accounted for as reduction in equity. The distribution amount included $5 million of remaining distributions that are accrued within Accounts payable and other current liabilities on the consolidated balance sheet. The distributions were partially funded through debt issued on June 13, 2019.

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FOUNDATION TECHNOLOGY WORLDWIDE LLC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions)

	As of December 29, 2018	As of March 30, 2019
Assets
Current assets:
Cash and cash equivalents	$468	$199
Accounts receivable, net	347	237
Deferred costs	165	174
Other current assets	75	72

Total current assets	1,055	682
Property and equipment, net	178	174
Goodwill	2,426	2,426
Identified intangible assets, net	2,539	2,414
Deferred tax assets	54	54
Other long-term assets	117	208

Total assets	$6,369	$5,958

Liabilities and equity
Current liabilities:
Accounts payable and other current liabilities	$142	$137
Long-term debt, current portion	36	36
Accrued marketing	104	92
Income taxes payable	13	11
Accrued compensation and benefits	187	111
Lease liabilities	—	30
Deferred revenue	1,455	1,487

Total current liabilities	1,937	1,904
Long-term debt, net	4,072	4,052
Deferred tax liabilities	140	146
Other long-term liabilities	39	120
Deferred revenue, less current portion	652	632
Commitments and contingencies (Note 14)
Equity:
Accumulated other comprehensive income (loss)	2	(22)
Members’ equity	675	342
Accumulated deficit	(1,148)	(1,216)

Total equity	(471)	(896)

Total liabilities and equity	$6,369	$5,958

See the accompanying notes to the unaudited condensed consolidated financial statements

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FOUNDATION TECHNOLOGY WORLDWIDE LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in millions)

	Three Months Ended
	March 31, 2018	March 30, 2019
Net revenue	$552		$637
Cost of sales	207		214

Gross profit	345		423
Operating expenses:
Sales and marketing	198		193
Research and development	105		94
General and administrative	72		59
Amortization of intangibles	58		58
Restructuring and transition charges (Note 7)	25		12

Total operating expenses	458		416

Operating income (loss)	(113)		7
Interest expense and other, net	(75)		(70)
Foreign exchange gain (loss), net	(9)		13

Loss before income taxes	(197)		(50)
Provision for income tax expense	18		17

Net loss	(215)		(67)
Other comprehensive loss:
Gain (loss) on interest rate cash flow hedges, net of tax (Note 13)	8		(24)

Total comprehensive loss	$(207)		$(91)

Net loss per unit, basic and diluted	$(2.31)		$(0.72)
Weighted-average units outstanding, basic and diluted	93.1		93.6
Pro forma net loss per share data:
Pro forma net loss per share, basic and diluted (Note 16)		$

Pro forma weighted-average shares of Class A common stock outstanding, basic and diluted

See the accompanying notes to the unaudited condensed consolidated financial statements

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FOUNDATION TECHNOLOGY WORLDWIDE LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Three Months Ended March 31, 2018	Three Months Ended March 30, 2019
Cash flows from operating activities:
Net loss	$(215)	$(67)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	133	137
Equity-based compensation	8	6
Deferred taxes	0	5
Other operating activities	13	5
Change in assets and liabilities:
Accounts receivable, net	135	109
Deferred costs	(19)	(10)
Other assets	(20)	(15)
Accounts payable and other current liabilities	2	(19)
Deferred revenue	80	12
Other liabilities	(65)	(68)

Net cash provided by operating activities	52	95
Cash flows from investing activities:
Acquisitions, net of cash acquired	(615)	—
Additions to property and equipment	(19)	(13)
Other investing activities	(1)	(2)

Net cash used in investing activities	(635)	(15)
Cash flows from financing activities:
Proceeds from Excess Separation Note from Member	20	—
Proceeds from long-term debt	504	—
Payment for the long-term debt due to third party	(9)	(9)
Payment for debt issuance costs	(10)	—
Distributions to Members	—	(329)
Other financing activities	(1)	(6)

Net cash provided by (used in) financing activities	504	(344)
Effect of exchange rate fluctuations on cash and cash equivalents	4	(5)

Net decrease in cash and cash equivalents	(75)	(269)
Cash and cash equivalents, beginning of period	371	468

Cash and cash equivalents, end of period	$296	$199

See the accompanying notes to the unaudited condensed consolidated financial statements

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FOUNDATION TECHNOLOGY WORLDWIDE LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(in millions)

	Accumulated Other Comprehensive Income	Members’ Equity	Accumulated Deficit	Total Net Members’ Equity
As of December 30, 2017	$—	$663	$(607)	$56
Cumulative effect adjustments from adoption of ASC Topic 606 (Note 3)	—	—	(29)	(29)
Other comprehensive income, net of tax (Note 13)	8	—	—	8
Equity-based awards expense, net of equity withheld to cover taxes	—	7	—	7
Net loss	—	—	(215)	(215)

As of March 31, 2018	$8	$670	$(851)	$(173)

As of December 29, 2018	$2	$675	$(1,148)	$(471)
Cumulative effect adjustments from adoption of ASC Topic 842 (Note 4)	—	—	(1)	(1)
Distributions to Members	—	(333)	—	(333)
Other comprehensive loss, net of tax (Note 13)	(24)	—	—	(24)
Equity-based awards expense, net of equity withheld to cover taxes	—	1	—	1
Unit repurchases	—	(1)	—	(1)
Net loss	—	—	(67)	(67)

As of March 30, 2019	$(22)	$342	$(1,216)	$(896)

See the accompanying notes to the unaudited condensed consolidated financial statements

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FOUNDATION TECHNOLOGY WORLDWIDE LLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Basis of Presentation

Background

Foundation Technology Worldwide LLC is a Delaware limited liability company (“FTW”) primarily owned by Manta Holdings L.P. (“Manta”) and a subsidiary of Intel Corporation (“Intel”), which through ownership in various subsidiaries, wholly owns McAfee, LLC, a Delaware limited liability company, (“McAfee, LLC”) and its consolidated subsidiaries (collectively “McAfee”, the “Company”, “we”, “our” or “us”).

McAfee is a leading-edge cybersecurity company that provides advanced security solutions to consumers, small and medium-sized businesses, large enterprises, and governments. Security technologies from McAfee use a unique, predictive capability that is powered by McAfee Global Threat Intelligence, which enables home users and businesses to stay one step ahead of the next wave of fileless attacks, viruses, malware, and other online threats.

Principles of Consolidation

Our functional currency for all of our subsidiaries is the U.S. dollar (“USD”). All intercompany balances and transactions within McAfee have been eliminated in consolidation. Any transactions between McAfee and Intel, Manta or Manta’s owners are considered transactions with Members. These unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements as of and for the period ended December 29, 2018. These unaudited condensed consolidated financial statements, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair statement of our financial information. The consolidated balance sheet as of December 29, 2018, has been derived from the audited financial statements as of that date, but it does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. We have reclassified certain prior period amounts to conform to our current period presentation.

Use of Estimates

The preparation of the condensed consolidated financial statements required us to make certain estimates and judgments that affect the amounts reported. Actual results may differ materially from our estimates. The accounting estimates that required our most significant and subjective judgments include:

•	determining the nature and timing of satisfaction of performance obligations, assessing any associated material rights and determining the standalone selling price (“SSP”) of performance obligations;

•	determining our technology constrained customer life;

•	projections of future cash flows related to revenue-share and related agreements with our personal computer original equipment manufacturer partners;

•	fair value estimates for assets and liabilities acquired in business combinations;

•	the valuation and recoverability of identified intangible assets and goodwill;

•	recognition and measurement of current and deferred income taxes;

•	determining our discount rates;

•	fair value of our equity awards; and

•	fair value of long-term debt and related swaps.

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Fiscal Calendar

We maintain a 52- or 53-week fiscal year that ends on the last Saturday in December. Fiscal 2019 is a 52-week year starting on December 30, 2018 and ending on December 28, 2019. These condensed consolidated financial statements are presented as of March 30, 2019 and December 29, 2018 and for the periods from December 30, 2018 through March 30, 2019 and December 31, 2017 through March 31, 2018.

Note 2: Recent Accounting Standards

Recently Adopted Accounting Standards

Standard Description	Adoption Considerations	Effect on Financial Statements
Leases. This standard is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheets and disclosing key information about leasing arrangements. (ASU 2016-02)	We early adopted this standard at the beginning of the fiscal year 2019 using a modified retrospective approach with the cumulative effect of initially applying it recognized at the date of initial application.	Refer to Note 4 for the effect on condensed consolidated financial statements.

Recently Issued Accounting Standards

Standard Description	Adoption Considerations	Effect on Financial Statements
Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This standard is intended to align the recognition of implementation costs with the fees associated with the cloud computing arrangement that is a service contract as current GAAP does not specifically address this. (ASU 2018-15)	We are required to adopt this standard as of the beginning of the fiscal year 2021. We plan to early adopt this standard during fiscal year 2020.	We anticipate this standard may have a material impact on our condensed consolidated financial statements and related disclosures, but we are unable to estimate or quantify the impact of this standard at this time.

Note 3: Revenue from Contracts with Customers

On December 31, 2017, we adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, and all related updates (collectively, “ASC Topic 606”), using the modified retrospective method, applied to those contracts which were not completed as of the December 31, 2017 adoption date. We recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings of 2018. The comparative information was originally presented under the previous revenue accounting standard ASC Topic 605 in the prior year and has been recast under ASC Topic 606.

Impacts on Financial Statements

The following tables summarize the impacts of the adoption of ASC Topic 606 on our condensed consolidated financial statements.

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Condensed consolidated balance sheet as of March 31, 2018:

(in millions)	As reported ASC Topic 606	Balances without the adoption of ASC Topic 606	Effect of Change
Assets
Current assets:
Deferred costs	$159	$145	$14
Total current assets	775	761	14

Deferred tax assets	58	56	2
Other long-term assets	94	60	34
Total assets	6,434	6,384	50

Liabilities and equity
Current liabilities:
Accounts payable and accrued liabilities	301	300	1
Deferred revenue	1,363	1,362	1
Total current liabilities	1,796	1,794	2

Deferred revenue, less current portion	515	428	87
Total liabilities	6,607	6,518	89

Equity:
Accumulated deficit	(851)	(812)	(39)
Total liabilities and equity	6,434	6,384	50

Condensed consolidated statement of operations and comprehensive loss for the three months ended March 31, 2018:

(in millions)	As reported ASC Topic 606	Balances without the adoption of ASC Topic 606	Effect of Change
Net revenue	$552	$573	$(21)
Cost of sales	(207)	(211)	4

Gross profit	345	362	(17)
Operating expenses	(458)	(465)	7

Operating loss	(113)	(103)	(10)
Loss before income tax provision	(197)	(187)	(10)
Net loss	(215)	(205)	(10)
Comprehensive loss	(207)	(197)	(10)

There were no differences in the totals of operating, investing, or financing cash flows on the condensed consolidated statement of cash flows between the amounts as reported and the balances without the adoption of ASC Topic 606.

Deferred Revenue

During the three months ended March 31, 2018, we recognized $426 million from our deferred revenue balance as of December 30, 2017. During the three months ended March 30, 2019, we recognized $518 million in revenue from our deferred revenue balance as of December 30, 2018. We added $38 million to deferred revenue due to effect of business combinations during the three months ended March 31, 2018.

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Transaction Price Allocated to the Remaining Performance Obligations

As of March 30, 2019, we have $2,276 million in estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied), which includes deferred revenue and amounts that will be billed and recognized as revenue in future periods. We expect to recognize revenue on approximately 69% over the next 12 months, 27% in the next 13 to 36 months, with the remaining balance recognized thereafter.

We apply the optional exemption to not disclose variable consideration that is allocated entirely to wholly unsatisfied performance obligations or promises to transfer a distinct good or service that form part of a single performance obligation, and to not disclose variable consideration that is a sales-based or usage-based royalty promised in exchange for a license of intellectual property.

Note 4: Leases

Recently Adopted Accounting Standard

During the three months ended March 30, 2019, we adopted ASU No. 2016-02, Leases, and all related updates (collectively, “ASC Topic 842”) which primarily requires leases to be recognized on the balance sheet. We adopted the standard using the modified retrospective approach with an effective date as of the beginning of our fiscal year, December 30, 2018. Prior year financial statements were not recast under the new standard and, therefore, those amounts are not presented below. We recognized right-of-use (“ROU”) assets and lease liabilities of $86 million and $93 million, respectively, within our opening balances for the fiscal year beginning December 30, 2018 which included reclassifying lease incentives and deferred rent primarily from Other long-term liabilities on the condensed consolidated balance sheets.

We elected the following practical expedients:

•

The package of practical expedients available for expired or existing contracts, which allowed us to carryforward our historical assessments of (1) whether contracts are or contain leases, (2) lease classification, and (3) initial direct costs.

•

The practical expedient to not recognize a lease liability or ROU asset for short-term leases (leases with a term of twelve months or less which do not include an option to purchase the underlying asset).

•	The practical expedient available for the consistent treatment of short-term leases for month to month leases.

Accounting Policy

We determine if an arrangement contains a lease and classification of that lease, if applicable, at inception based on:

1.	Whether the contract involves the use of a distinct identified asset;

2.	Whether we obtain the right to obtain substantially all the economic benefits from the use of the asset throughout the period; and

3.	Whether we have a right to direct the use of the asset.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease. A ROU asset is initially measured at an amount which represents the lease liability, plus any initial direct costs incurred and less any lease incentives received. The lease liability is initially measured at lease commencement date based on the present value of minimum lease payments over the lease term. The lease term may include options to extend or terminate when it

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is reasonably certain that we will exercise the option. We have lease agreements with lease and non-lease components, and the non-lease components are generally accounted for separately and not included in our leased assets and corresponding liabilities.

When available, we use the rate implicit in the lease to discount lease payments to present value; however, most of our leases do not provide a readily determinable implicit rate. Therefore, we estimate our incremental borrowing rate to discount the lease payments based on information available at lease commencement. For leases which commenced prior to our adoption of ASC Topic 842, we estimated our incremental borrowing rate as of adoption date.

Disclosures Related to Periods Prior to Adoption of ASC Topic 842

The aggregate future contractual commitments under all non-cancelable leases with an initial term in excess of one year were as follows:

(in millions)	As of December 29, 2018
2019	$35
2020	25
2021	12
2022	9
2023	6
Thereafter	22

Total	$109

Rental expense related to our facilities was $7 million during the three months ended March 31, 2018.

Disclosures Required Under ASC Topic 842

As of March 30, 2019, we have operating leases for corporate offices and data centers and no active finance leases. Information related to operating leases was as follows:

(in millions)	Three Months Ended March 30, 2019
Cash paid for amounts included in the measurement of lease liabilities	$10
Right-of-use assets obtained in exchange for lease obligations	26
Operating lease expense	10

Balance sheet information related to operating leases was as follows:

(in millions)	As of March 30, 2019
Other long-term assets	$92

Accounts payable and other current liabilities	$30
Other long-term liabilities	67

Total lease liabilities	$97

Weighted-Average Remaining Lease Term (in years)(1)	6
Weighted-Average Discount Rate (percentage)	6.0%

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

(1)	Does not include options to renew that are not reasonably certain. Some options may allow us to extend by up to 8 years. Rounded to the nearest whole year.

Maturities of operating lease liabilities were as follows:

(in millions)	As of March 30, 2019
2019	$27
2020	27
2021	13
2022	11
2023	7
Thereafter	30

Total lease payments	115
Less imputed interest	(18)

Total lease liabilities	$97

As of March 30, 2019, we had no additional operating lease commitments.

Note 5: Transactions with Members and Related Parties

During the three months ended March 30, 2019, we made tax and excess cash distributions to our members of $333 million. The distribution amount included $4 million of remaining distributions and withholding taxes that are accrued within Accounts payable and other current liabilities.

Our Intel Receivable, net consisted of the following:

	As of
(in millions)	December 29, 2018	March 30, 2019
Intel Receivable(1)
Tax indemnity	$12	$11

Total	12	11

Intel Payable(1)
Tax indemnity	(8)	(7)

Total	(8)	(7)

Total, net(2)	$4	$4

(1)	We have the contractual right of offset of our receivables and payables with Intel.
(2)

As of December 29, 2018, $2 million and $6 million are recorded in Accounts payable and other current liabilities and Other long-term assets on the condensed consolidated balance sheet, respectively. As of March 30, 2019, $1 million and $5 million are recorded in Accounts payable and other current liabilities and Other long-term assets on the condensed consolidated balance sheet, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Other transactions with related parties are as follows:

	Three Months Ended
	March 31, 2018	March 30, 2019
	(in millions)
Sales with related parties:
Manta Affiliates	$1	$1
Other	1	1

Total	$2	$2

Payments to related parties:
Intel	$3	$1
Manta Owners	1	—
Manta Affiliates	9	8
Other	1	4

Total	$14	$13

We had these additional transactions with Manta Owners and Manta Affiliates or Intel Affiliates and therefore qualify as related parties. These transactions include sales of our products and purchases of various goods or services. Revenue from the sales transactions are recognized in accordance with our revenue recognition policy.

Note 6: Operating Segments

We have two operating segments, which also represent our reporting units:

•	Enterprise—Includes computer security solutions for large enterprises, governments, small and medium-sized businesses.

•	Consumer—Includes computer security solutions for consumers.

We manage our business activities primarily based on a product-segmentation basis and whether they serve consumers or enterprises. The Chief Operating Decision Maker (“CODM”) allocates resources to and assesses the performance of each operating segment largely using information about its net revenue and other performance measures.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

The CODM does not evaluate operating segments using discrete asset information. We allocate all shared expenses to the operating segments. Significant information by segment is as follows:

	Three Months Ended
(in millions)	March 31, 2018(1)	March 30, 2019
Net revenue:
Enterprise	$294	$323
Consumer	258	314

Total	$552	$637

Depreciation and Amortization:
Enterprise	$63	$66
Consumer	70	71

Total	$133	$137

Operating income (loss):
Enterprise	$(114)	$(58)
Consumer	1	65

Total	$(113)	$7

(1)	The comparative information was originally presented under the previous revenue accounting standard ASC Topic 605 in prior year and has been recast under ASC Topic 606 (Note 3).

A significant portion of the operating segments’ operating expenses are derived from shared resources including research and development, accounting, real estate, information technology, treasury, human resources, procurement and other corporate infrastructure expenses. We allocated these operating expenses to the operating segments based on the estimated utilization of services provided to or benefits received by the operating segments.

Revenue by geographic region is based on the sell-to address of the end-users is as follows:

	Three Months Ended
(in millions)	March 31, 2018	March 30, 2019
United States	$283	$339
Other	269	298

Total net revenue	$552	$637

Note 7: Restructuring and Transition Charges

Restructuring charges generally include significant actions impacting the way we manage our business. Employee severance and benefit charges are largely based upon substantive severance plans, while some charges result from mandated requirements in certain foreign jurisdictions. These charges include items such as employee severance, ongoing benefits, and excess payroll costs directly attributable to the restructuring plan. Transition charges include legal, advisory, consulting and other costs directly incurred due to the Transaction and are generally paid when incurred.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Restructuring and transition charges are as follows:

	Three Months Ended
(in millions)	March 31, 2018	March 30, 2019
Employee Severance and Benefits	$20	$12
Transition Charges	5	—

Total	$25	$12

In January 2019, we announced the Transformation 2019 initiative, in which we are realigning our staffing across various departments. As part of the initiative, we have incurred employee severance and benefits costs of $12 million recorded in restructuring and transition charges in the condensed consolidated statement of operations and comprehensive loss for the three months ended March 30, 2019.

As of March 30, 2019, substantially all of the outstanding employee severance and benefits balances are expected to be paid within the next 12 months. The balance of our restructuring activities are as follows:

(in millions)	Employee Severance and Benefits	Facility Restructuring	Total
As of December 29, 2018	$1	$4	$5
Additional accruals	12	—	12
Cash payments	(10)	—	(10)
Other adjustments(1)	—	(4)	(4)

As of March 30, 2019	$3	$—	$3

(1)	Other adjustments represent a reclassification to reduce ROU assets as part of the transition to ASC Topic 842.

Note 8: Goodwill and Intangible Assets, Net

Goodwill

No impairment loss for goodwill or intangibles was recorded during the three months ended March 30, 2019.

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GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Intangible Assets, Net

Intangible assets subject to amortization

Identified intangible assets subject to amortization are as follows:

(in millions)	Customer relationships and other	Acquired and developed technology	Total
Gross Asset Value
As of December 29, 2018	$1,452	$1,212	$2,664
Other adjustments(1)	(7)	—	(7)

As of March 30, 2019	1,445	1,212	2,657
Accumulated Amortization
As of December 29, 2018	(399)	(424)	(823)
Other adjustments(1)	2	—	2
Amortization	(58)	(64)	(122)

As of March 30, 2019	(455)	(488)	(943)

Net book value as of March 30, 2019	$990	$724	$1,714

(1)	Other adjustments represent a reclassification to ROU assets as part of the transition to ASC Topic 842.

Intangible assets not subject to amortization

Identified intangible assets not subject to amortization are as follows:

(in millions)	In-process software development	Brand	Total
As of December 29, 2018	$1	$697	$698
Additions	2	—	2

As of March 30, 2019	$3	$697	$700

Note 9: Employee Incentives

The activity of retention awards within Accrued compensation and benefits on our condensed consolidated balance sheets was as follows:

(in millions)
As of December 29, 2018	$11
Accruals, net of forfeitures	5
Cash payments	(3)

As of March 30, 2019	$13

No material changes have been made to our compensation arrangements as reported in our condensed consolidated financial statements as of and for the fiscal year ended December 29, 2018.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Note 10: Debt

(in millions)	December 29, 2018	As of March 30, 2019
Long-term debt, net:
1st Lien USD Term Loan(1)	$2,751	$2,745
1st Lien Euro Term Loan(2)	837	821
2nd Lien USD Term Loan(3)	535	536

Subtotal	$4,123	$4,102
Unamortized deferred financing costs	(15)	(14)
Current installments of long-term debt	(36)	(36)

Total	$4,072	$4,052

(1)	During the three months ended March 30, 2019, the weighted average interest rate was 6.12%
(2)	During the three months ended March 30, 2019, the weighted average interest rate was 3.42%
(3)	During the three months ended March 30, 2019, the weighted average interest rate was 11.12%

Long-Term Debt

As of March 30, 2019, the material terms of our outstanding debt remain unchanged from our consolidated financial statements as of December 29, 2018.

During the three months ended March 31, 2018, we paid $7 million and €2 million in principal payments on our 1st Lien USD Term loan and 1st Lien Euro Term Loan, respectively. During the three months ended March 30, 2019, we paid $7 million and €2 million in principal payments on our 1st Lien USD Term loan and 1st Lien Euro Term Loan, respectively.

During the three months ended March 31, 2018, we paid $61 million and €7 million in interest payments on our long-term debt obligations, net of cash flow hedges paid (Note 13). During the three months ended March 30, 2019, we paid $58 million and €6 million in interest payments on our long-term debt obligations, net of cash flow hedges (Note 13).

Skyhigh Acquisition Debt

On January 3, 2018, in order to finance the acquisition of Skyhigh, McAfee, LLC entered into an increase of our term loans under the 1st lien credit facility. We increased our 1st Lien USD Term loan by $324 million and our 1st Lien Euro Term Loan by €150 million, issued at a discount to par at a price of 99.60% and 99.98%, respectively and recognized issuance costs of $10 million. The discount and issuance costs are being amortized over the life of the respective term loans into Interest and other expense, net, in the consolidated statements of operations and comprehensive income. This increase does not change the material terms of our financing arrangements. Substantially all of the U.S. assets acquired by us have been added to the security pledge.

Revolving Credit Facility

As of March 30, 2019, we had no letters of credit nor borrowings outstanding under our revolving credit facility. As of March 30, 2019, our commitment fee was 0.50%.

Debt Covenants and Restrictions

We are not in default of any of our debt obligations as of March 30, 2019 and have not been required to make any additional prepayments above the 0.25% per quarter amortization.

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GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Note 11: Income Tax

The tax provision for the three months ended March 31, 2018 and March 30, 2019 was $18 million and $17 million, respectively, largely comprised of withholding tax and non-U.S. income tax. Income taxes paid for the three months ended March 31, 2018 and March 30, 2019 was $16 million and $13 million, respectively. A portion of net income taxes has been indemnified by Intel (Note 5).

We consider many factors when evaluating and estimating our tax positions, which may require periodic adjustments and may not accurately anticipate actual outcomes. Tax position recognition is a matter of judgment based on the individual facts and circumstances of our position evaluated in light of all available evidence. As of March 30, 2019 and December 29, 2018, we had uncertain tax positions of $14 million and $14 million, including interest and penalties, respectively, recorded within Other long-term liabilities on the condensed consolidated balance sheets. In the next 12 months, it is reasonably possible to have an audit closure or statue expirations in one of our foreign jurisdictions. We do not believe the amount to have a significant impact to our condensed consolidated financial statements. A portion of uncertain taxes positions has been indemnified by Intel (Note 5).

Note 12: Fair Value of Financial Instruments and Interest Rate Swaps

Fair Value of Financial Instruments

For assets and liabilities that are measured using quoted prices in active markets (Level 1), total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs, discounts or blockage factors. Assets and liabilities that are measured using significant other observable inputs are valued by reference to similar assets or liabilities (Level 2), adjusted for contract restrictions and other terms specific to that asset or liability. For these items, a significant portion of fair value is derived by reference to quoted prices of similar assets or liabilities in active markets. For all remaining assets and liabilities, fair value is derived using other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques (Level 3) and not based on market exchange, dealer or broker traded transactions. These valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The fair value of our financial instruments are as follows:

(in millions)	Level 1	Level 2	Level 3
As of December 29, 2018
Financial instruments not carried at fair value:
Long-term debt, gross of discounts and deferred issuance costs (Note 10)	$—	$4,075	$—
Financial instruments carried at fair value:
Facility restructuring (Note 7)	$—	$—	$4
Interest rate swaps	$—	$2	$—
As of March 30, 2019
Financial instruments not carried at fair value:
Long-term debt, gross of discounts and deferred issuance costs (Note 10)	$—	$4,157	$—
Financial instruments carried at fair value:
Interest rate swaps	$—	$(22)	$—

The fair value of the debt is based on third party quotations and is therefore classified as Level 2. The fair value of our derivative financial instruments, including interest rate swaps and foreign currency swaps, are valued in the market using discounted cash flow techniques. These techniques incorporate Level 1 and Level 2 fair value measurement inputs such as spot rates, foreign currency exchange rates, and the instrument’s term, notional amount and discount rate. The fair value of our facility restructuring approximates carrying value and was calculated using lease payments and discount rates not observable in the market place and are classified as Level 3.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

The fair values of our financial instruments included in Cash and cash equivalents, Accounts receivable, net, Other current assets and Accounts payable and accrued liabilities on the condensed consolidated balance sheets approximate their carrying amounts due to their short maturities. We measure the fair value of money market accounts, included in Cash and cash equivalents on the condensed consolidated balance sheets, on a recurring basis and have classified as Level 1 because the fair value is measured with quoted prices in active markets. These amounts have been excluded from the table.

There were no transfers of assets or liabilities between fair value measurement. Transfers between fair value measurement levels are recognized at the end of the reporting period.

Interest Rate Swaps

We have multiple interest rate swaps in order to fix the LIBOR portion of our USD denominated variable rate borrowings (Note 10). As of March 30, 2019, the outstanding effective arrangements were as follows:

Notional Value (in millions)	Effective Date	Expiration Date	Average Fixed Rate (in percentages)
$250	January 29, 2018	January 29, 2020	2.19%
$225	January 29, 2018	January 29, 2021	2.33%
$250	January 29, 2018	January 29, 2022	2.41%
$1,300	January 29, 2018	January 29, 2023	2.48%
$475	March 29, 2019	March 29, 2024	2.40%

The gross amounts of our interest rate swaps, which are subject to master netting arrangements, were as follows:

(in millions)	Gross amounts recognized	Gross amount offset in Balance Sheets	Net amounts presented in Balance Sheets
As of December 29, 2018
Other current assets	$2	$—	$2
Other long-term assets	1	—	1
Other long-term liabilities	(1)	—	(1)
As of March 30, 2019
Accounts payable and other current liabilities	(1)	—	(1)
Other long-term liabilities	(21)	—	(21)

The effects of interest rate swaps, net of tax, on other comprehensive income (“OCI”) were as follows:

	Three Months Ended
(in millions)	March 31, 2018	March 30, 2019
Amount of gain (loss) recognized in OCI before reclassifications	$5	$(24)
Amount reclassified into net loss(1)	3	—

(1)	Amount recognized in Interest and other expense, net on the condensed consolidated statements of operations and comprehensive loss.

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GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Note 13: Accumulated Other Comprehensive Income (Loss)

Adjustments to Accumulated other comprehensive income (loss), net, are as follow:

	Gain (Loss) on Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss), Net
	(in millions)
As of December 30, 2017	$—	$—
Other comprehensive income (loss) before reclassifications	5	5
Amounts reclassified from accumulated other comprehensive income (loss)	3	3

As of March 31, 2018	$8	$8

As of December 29, 2018	$2	$2
Other comprehensive income (loss) before reclassifications	(24)	(24)
Amounts reclassified from accumulated other comprehensive income (loss)	—	—

As of March 30, 2019	$(22)	$(22)

Note 14: Commitments and Contingencies

As of March 30, 2019, we have unconditional purchase obligations of $210 million that expire at various dates through 2024 and guarantees of $8 million that expire at various dates through 2028.

As of March 30, 2019, excluding the amounts related to lease obligations which are disclosed in Note 4, the future minimum payments under all unconditional purchase obligations with a remaining term in excess of one year were as follows:

(in millions)
2019	$48
2020	54
2021	33
2022	32
2023	32
Thereafter	3

Total	$202

We are a party to various legal proceedings that have arisen in the ordinary course of our business. At present, we do not expect that any ordinary course legal proceedings, individually or in the aggregate, will have a material adverse effect on our business, results of operations, financial condition or cash flows.

We also have agreed to indemnify and hold harmless Intel for certain losses actually incurred by Intel. Over the period beginning in July 2017 and continuing through March 2018, Intel notified the Company of a number of employment-related lawsuits filed in multiple jurisdictions, many of which were filed by former employees of Intel in Argentina. Intel has requested indemnification of its legal expenses and any awards, judgments or damages arising from the lawsuits. We have assumed the defense and control of all of the lawsuits, and have agreed with Intel to reserve our objections and defenses with respect to indemnification pending the final outcome of each proceeding. At present, we do not expect that these lawsuits, individually or in the aggregate, will have a material adverse effect on our business, results of operations, financial condition or cash flows.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

In the ordinary course of our business, we are subject to examination by taxing authorities for both direct and indirect taxes in many of the domestic and foreign jurisdictions in which we operate. We are unable to make a reasonably reliable estimate as to when or if settlements with taxing authorities may occur. However, we do not anticipate that the resolution of these tax matters or any events related thereto will have a material adverse effect on our business, results of operations, financial condition or cash flows.

Note 15: Earnings Per Unit

	Three Months Ended
(in millions, except per unit data)	March 31, 2018	March 30, 2019
Net loss	$(215)	$(67)

Weighted average units outstanding—basic	93.1	93.6
Incremental units attributable to equity awards(1)	—	—

Weighted average units outstanding—diluted	93.1	93.6

Net loss per unit	$(2.31)	$(0.72)

(1)	3.0 million and 2.6 million units were excluded from dilution because their effects would have been anti-dilutive for the three months ended March 31, 2018 and March 30, 2019, respectively.

Note 16: Pro Forma Financial Information (Unaudited)

Unaudited Pro Forma Tax

Unaudited pro forma financial information has been presented to disclose the pro forma income tax expense and net income attributable to Greenseer Holdings Corp., the registrant in the accompanying Form S-1 to register shares of Class A common stock of Greenseer Holdings Corp. The unaudited pro forma financial information reflects an adjustment to the provision for income taxes to reflect an effective tax rate of     %, which was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the     % portion of income before taxes that represents the economic interest in Foundation Technology Worldwide LLC that will be held by Greenseer Holdings Corp. upon completion of the Reorganization Transactions disclosed in the Form S-1, but before application of the proceeds of the offering. In addition, pro forma provision for income taxes includes the historical provision for income taxes of $ related to Foundation Technology Worldwide LLC. The sum of these amounts represents total pro forma provision for income taxes of $            .

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Unaudited Pro Forma Net Loss Per Share

Pro forma basic and diluted net loss per share for the three months ended March 30, 2019 has been computed to reflect the number of shares that will be outstanding after the Reorganization Transactions. The unaudited pro forma basic and diluted earnings per share for the three months ended March 30, 2019 does not give effect to the initial public offering and the use of proceeds therefrom. The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share for the three months ended March 30, 2019 (in millions, except share and per share amounts):

Three Months Ended March 30, 2019
Pro forma net loss per share, basic and diluted	$
Pro forma weighted-average shares of Class A common stock outstanding, basic and diluted
Weighted-average shares outstanding during the period
Shares issued in the offering necessary to pay member distributions

Pro forma weighted-average shares of Class A common stock

Note 17: Subsequent Events

For the three months ended March 30, 2019, subsequent events were evaluated through May 20, 2019, the date the condensed consolidated financial statements were available for issue.

See Note 18 in the consolidated financial statements as of December 29, 2018 for a comprehensive list of subsequent events.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

            shares

Greenseer Holdings Corp.

Class A common stock

Prospectus

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

PART II

Information Not Required In Prospectus

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee, and the Exchange listing fee.

Item	Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*	To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145(a) of the DGCL grants each corporation organized thereunder the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

Section 145(b) of the DGCL grants each corporation organized thereunder the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL.

We have also entered into indemnification agreements with our directors. Such agreements generally provide for indemnification by reason of being our director, as the case may be. These agreements are in addition to the indemnification provided by our certificate of incorporation and bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers, and controlling persons against certain liabilities, including liabilities under the Securities Act. Please see the form of underwriting agreement filed as Exhibit 1.1 hereto.

Our amended and restated bylaws indemnify the directors and officers to the full extent of the DGCL and also allow the board of directors to indemnify all other employees. Such right of indemnification is not exclusive of any right to which such officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors. Section 145(f) of the DGCL further provides that a right to indemnification or to advancement of expenses arising under a provision of the bylaws shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission which is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

We also maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

In connection with the Sponsor Acquisition, on April 3, 2017, Foundation Technology Worldwide LLC issued and sold in the aggregate 2,900,000,000 Class A Units to our Sponsors and Intel for aggregate consideration of $2,900,000,000 without registration in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder. On April 3, 2017, 700,000,000 Class A Units held by our Sponsors were redeemed in exchange for $700,000,000 of redemption units of Foundation Technology Worldwide LLC. The remaining 2,200,000,000 Class A Units were subsequently reduced to 91,950,000 pursuant to a reverse split of Class A Units. On September 29, 2017, the $700,000,000 of redemption units were redeemed in full and retired for $700,000,000.

Since April 3, 2017, Foundation Technology Worldwide LLC has issued 1,251,153 Class A Units to our employees at an average purchase price of $32.03. These securities were issued without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated thereunder.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibit Index

Exhibit number	Description of exhibit

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of Greenseer Holdings Corp., to be in effect upon closing of this offering

3.2*	Form of Amended and Restated Bylaws of Greenseer Holdings Corp., to be effective upon closing of this offering

4.1*	Form of Class A Common Stock Certificate

5.1*	Opinion of Ropes & Gray LLP

10.1*	First Lien Credit Agreement dated as of September 29, 2017 among McAfee, LLC as Borrower, McAfee Finance 2, LLC as Holdings, Morgan Stanley Senior Funding, Inc. as Administrative Agent, Collateral Agent and Issuing Bank and the other lenders party thereto, as amended

10.2*	Second Lien Credit Agreement dated as of September 29, 2017 among McAfee, LLC as Borrower, McAfee Finance 2, LLC as Holdings, JPMorgan Chase Bank N.A., as Administrative Agent and Collateral Agent and the other lenders party thereto

10.3*	Form of Amended and Restated Foundation Technology Worldwide LLC Operating Agreement

10.4*	Form of Tax Receivable Agreement

10.5*	Form of Registration Rights Agreement

10.6*	Form of Exchange Agreement

10.7*	Form of Stockholder Agreement

21.1*	Subsidiaries of the Registrant

23.1*	Consent of Independent Registered Accounting Firm, PricewaterhouseCoopers LLP

23.2*	Consent of Independent Registered Accounting Firm, Ernst & Young LLP

23.2*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included in the signature pages to this Registration Statement)

* To	be filed by amendment.

(b) Financial statement schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

CONFIDENTIAL TREATMENT REQUESTED BY

GREENSEER HOLDINGS CORP. PURSUANT TO RULE 83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santa Clara, State of California, on                     , 2019.

GREENSEER HOLDINGS CORP.

By:
Name: Title:	Christopher Young Chief Executive Officer

*            *              *

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Christopher Young and Michael Berry as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this registration statement. and any or all amendments (including post-effective amendments) or supplements thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all the said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Christopher Young	Chief Executive Officer and Director (Principal Executive Officer)	,

Michael Berry	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	,

Christine Kornegay	Chief Accounting Officer (Principal Accounting Officer)	,

Sohaib Abbasi	Director	,

Seth Boro	Director	,

Mary Cranston	Director	,

Tim Millikin	Director	,

Jon Winkelried	Director	,